Exhibit 99.1
October [ ], 2024
Dear MDU Resources Group, Inc. Stockholder:
On November 2, 2023, we announced plans to separate our wholly owned subsidiary MDU Construction Services Group, Inc. from MDU Resources Group, Inc. (“MDU Resources”). On March 12, 2024, in connection with the planned spinoff, we changed the name of MDU Construction Services Group, Inc. to Everus Construction, Inc. (“Everus Construction”). The separation will occur by means of a spinoff of a newly formed company named Everus Construction Group, Inc. (“Everus”), which will own the assets and liabilities of Everus Construction.
MDU Resources, our existing company in which you currently own common stock, will continue to own and operate its remaining businesses, including our electric and natural gas utilities and pipeline company. The separation will allow us to achieve our previously stated goal of transforming MDU Resources into a pure-play regulated energy delivery business.
The separation will create two publicly traded companies, MDU Resources and Everus, both with proven long-term strategies, sufficient scale and financial strength, that will be well-positioned to lead in their industries. MDU Resources’ board of directors believes that separating Everus Construction from our remaining businesses is in the best interest of MDU Resources and our stockholders for a number of reasons, including:
•allowing each business to more effectively pursue its own operating priorities and strategies, and enabling management at each company to pursue unique opportunities for long-term growth and profitability;
•permitting each company to concentrate its financial resources on its own operations, with greater flexibility to invest capital as appropriate for its distinct strategy and business needs;
•giving each publicly traded company direct access to capital markets and enabling each to use its own industry-focused stock to consummate future acquisitions or other transactions;
•facilitating equity-based and other incentive compensation arrangements for employees that are more directly tied to the performance of each company’s business, and enhancing employee hiring and retention; and
•allowing investors to separately value MDU Resources and Everus based on each company’s unique investment identities, including their respective merits, strategy, performance and business prospects.
Our board of directors also considered potential concerns when evaluating the separation, including risks associated with creating a new public company, possible cost increases and one-time separation costs. MDU Resources’ board of directors determined that the potential benefits of the separation outweighed these potential concerns. The board believes that as two distinct publicly traded companies, MDU Resources and Everus will be better positioned, both strategically and operationally, to grow and capitalize on strategic opportunities.
The separation will give MDU Resources stockholders equity ownership in both MDU Resources and Everus and is intended to qualify as generally tax-free to our stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares.
The separation will be effected by means of a pro rata distribution of 100% of the outstanding shares of Everus common stock to holders of MDU Resources common stock. Each MDU Resources stockholder will receive one share of Everus common stock for every four shares of MDU Resources common stock held at the close of business on October 21, 2024, the record date for the distribution. Everus common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. No vote of MDU Resources stockholders is required for the distribution. You do not need to take any action to receive the shares of Everus common stock to which you are entitled. You will not be required to make any payments, or to surrender or exchange your shares of MDU Resources common stock to receive your shares of Everus common stock.
Everus has applied to have its common stock authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “ECG.” Following the distribution, MDU Resources will continue to trade on the NYSE under the symbol “MDU.”
We encourage you to read the attached information statement, which is being provided to all MDU Resources stockholders who held shares on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about Everus.
We believe the separation provides tremendous opportunities for our businesses, as we work to continue to build long-term value. We appreciate your continuing support of MDU Resources and look forward to your future support of MDU Resources and Everus.

Sincerely,

[ ]

Nicole A. Kivisto
President and Chief Executive Officer
MDU Resources Group, Inc.

October [ ], 2024
Dear Future Everus Construction Group, Inc. Stockholder:
I am excited to welcome you as a future stockholder of Everus Construction Group, Inc. (“Everus,” “we,” “us” or “our”), a leading provider of specialty contracting services across the United States. While we will be newly public, we have provided a full spectrum of construction services for more than 25 years across the United States through our Electrical & Mechanical (E&M) and Transmission & Distribution (T&D) segments. We serve diverse customers in numerous markets, including the commercial, industrial, institutional, service, renewables, utility and transportation industries.
Everus has a successful track record of growth. Since our entry into the construction services industry in 1997, we have made more than 25 acquisitions. Our business currently has approximately 7,600 employees and is authorized to work in more than 40 states and the District of Columbia. Everus continues to have bidding opportunities in the specialty contracting markets in which it operates. Moreover, we believe Everus is poised to benefit from significant investments at the federal and local levels in infrastructure development and upgrades.
The planned separation of Everus from MDU Resources Group, Inc. represents an exciting new chapter in our organization’s history. As an independent, publicly traded company, we believe we will have enhanced ability to align resource and capital allocation decisions to our focused business strategy, enabling us to unlock significant value. Everus will continue to be a leading provider of construction specialty contracting services, focused on serving our customers and growing organically and through acquisitions.
Our stockholder value proposition is simple: provide outstanding returns to our stockholders by maintaining a leading position in the construction services industry, investing in the growth of Everus and generating strong cash flows. We intend to list Everus common stock on the New York Stock Exchange under the symbol “ECG.”
We invite you to learn more about Everus and our strategic initiatives by reading the attached information statement. We thank you in advance for your support as a future stockholder of Everus.

Sincerely,

[ ]

Jeffrey S. Thiede
President and Chief Executive Officer
Everus Construction Group, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
PRELIMINARY AND SUBJECT TO COMPLETION, DATED OCTOBER 9, 2024
INFORMATION STATEMENT
Everus Construction Group, Inc.
Common Stock
(par value $0.01 per share)
This information statement is being furnished in connection with the distribution by MDU Resources Group, Inc. (“MDU Resources”) to its stockholders of shares of common stock of Everus Construction Group, Inc., a Delaware corporation (“Everus,” “we,” “us” or “our”) and direct, wholly owned subsidiary of MDU Resources. To implement the separation, MDU Resources will contribute to Everus the historical business and operations of Everus Construction, Inc. (formerly known as MDU Construction Services Group, Inc.) (“Everus Construction” or the “Company”), a Delaware corporation and an indirect, wholly owned subsidiary of MDU Resources, and the assets and liabilities associated with it and its business. MDU Resources will then distribute 100% of the outstanding shares of Everus common stock on a pro rata basis to MDU Resources stockholders in a transaction intended to qualify as generally tax-free to MDU Resources stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares. Following the distribution, Everus will be a separate public company. The distribution is subject to certain conditions, as described in this information statement. You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non U.S. tax laws.
For every four shares of MDU Resources common stock held of record by you as of the close of business on October 21, 2024, the record date for the distribution, you will receive one share of Everus common stock. You will receive cash in lieu of any fractional shares of Everus common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of MDU Resources common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Everus common stock in the distribution. Everus expects the shares of Everus common stock to be distributed by MDU Resources to you at 11:59 p.m. Eastern Time, on October 31, 2024. Everus refers to the date of the distribution of its shares of common stock as the “distribution date.”
Until the separation and distribution occur, Everus will be a wholly owned subsidiary of MDU Resources, and consequently, MDU Resources will have the sole and absolute discretion to determine and change the terms of the separation (or to terminate the separation).
No vote of MDU Resources stockholders is required for the distribution. You are not, therefore, being asked for a proxy and you are requested not to send MDU Resources a proxy in connection with the distribution. You do not need to pay any consideration or exchange or surrender your existing shares of MDU Resources common stock or take any other action to receive your shares of Everus common stock.
There is no current trading market for Everus common stock, although Everus expects that a limited market, commonly known as a “when-issued” trading market, will develop on the third trading day prior to the distribution date, and Everus expects “regular-way” trading of its common stock to begin on the first trading day following the completion of the distribution. Everus has applied to have its common stock authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “ECG.” MDU Resources common stock will continue to trade on the NYSE under the symbol “MDU.”
In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors.”
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is October [      ], 2024.
This information statement will be made publicly available on or about October [      ], 2024. Notice of this information statement’s availability will be first sent to MDU Resources stockholders on or about October [      ], 2024.

Presentation of Information
Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Everus Construction Group, Inc. assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Everus,” “we,” “us” or “our” refer to Everus Construction Group, Inc., a Delaware corporation, and its consolidated subsidiaries. References in this information statement to “MDU Resources” or “MDU” refer to MDU Resources Group, Inc., a Delaware corporation, and its subsidiaries (other than, after the distribution, Everus and its consolidated subsidiaries), unless the context otherwise requires. References in this information statement to “Centennial” refer to CEHI, LLC, formerly known as Centennial Energy Holdings, Inc., a direct, wholly owned subsidiary of MDU Resources. References to Everus’ historical business and operations refer to the business and operations of Everus Construction, Inc. (formerly known as MDU Construction Services Group, Inc.) (“Everus Construction” or the “Company”) that will be transferred to Everus in connection with the separation and distribution. References in this information statement to the “separation” refer to the separation of Everus Construction from MDU Resources’ other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Everus Construction Group, Inc., to hold Everus Construction and the assets and liabilities associated with it and its business after the distribution. References in this information statement to the “distribution” refer to the distribution of 100% of the shares of Everus common stock to MDU Resources stockholders on a pro rata basis.
Further, Everus’ estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Industry Information
The data included in this information statement regarding industry size and relative industry position is derived from a variety of sources, including company research, third-party studies and surveys, industry and general publications, and estimates based on Everus’ knowledge and experience in the industries in which it operates. Everus’ estimates have been based on information obtained from its customers, suppliers, trade and business organizations, and other contacts in the industry. Everus is responsible for all the disclosures contained in this information statement, and Everus believes that this third-party data is generally reliable and that its estimates are accurate as of the date of this information statement. However, Everus has not independently verified industry and market data from third-party sources. Further, Everus’ estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.
Non-GAAP Financial Data
All financial information presented in this information statement has been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States (“GAAP”), except for the presentation of the following non-GAAP financial measures: EBITDA, EBITDA Margin and Free Cash Flow. EBITDA is most comparable to the GAAP measure of net income and is defined as net income before interest expense, income taxes and depreciation and amortization. EBITDA Margin is most comparable to the GAAP measure of net income margin and is defined as EBITDA as a percentage of operating revenues. Free Cash Flow is most comparable to the GAAP measure of cash flows provided by (used in) operating activities. Free Cash Flow is defined as net cash provided by (used in) operating activities less net capital expenditures. Our non-GAAP financial measures are not standardized; therefore, it may not be possible to compare them with other companies’ measures of EBITDA, EBITDA Margin and Free Cash Flow having the same or similar names.
Everus presents EBITDA, EBITDA Margin and Free Cash Flow in this information statement because it believes such measures, in addition to corresponding GAAP measures, provide investors with additional information to measure Everus’ performance and liquidity. These non-GAAP financial measures are not intended as alternatives to GAAP financial measures. Everus uses EBITDA and EBITDA Margin, as well as the comparable GAAP measures of net income and net income margin, as indicators of Everus’ operating performance. Everus uses Free Cash Flow as well as the comparable GAAP measure of cash flows provided by (used in) operating activities, as a measure of cash available to Everus to invest in the growth of Everus’ business or that will be available to Everus to meet its obligations.
For more information on the use of non-GAAP metrics and reconciliations to their nearest GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
ii

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Everus Construction Group, Inc., and why is MDU Resources separating Everus’ business and distributing Everus stock?

Everus Construction Group, Inc., which is currently a direct wholly owned subsidiary of MDU Resources, was formed on February 28, 2024 to hold Everus Construction, Inc. (formerly known as MDU Construction Services Group, Inc.). The separation of Everus from MDU Resources and the distribution of Everus common stock are intended to provide you with equity ownership in two separate publicly traded companies that will be able to focus exclusively on each of their respective businesses. Everus and MDU Resources expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?
MDU Resources is delivering this document to you because you are a holder of MDU Resources common stock. If you are a holder of MDU Resources common stock as of the close of business on October 21, 2024, the record date for the distribution, you will be entitled to receive one share of Everus common stock for every four shares of MDU Resources common stock that you held at the close of business on such date. If you sell your shares of MDU Resources common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Everus common stock in the distribution. See “The Separation and Distribution—Trading Between the Record Date and Distribution Date.” This document will help you understand how the separation and distribution will affect your post-separation ownership in Everus and MDU Resources, respectively.

How will the separation of Everus from MDU Resources work?
As part of the separation, MDU Resources and its subsidiaries expect to conduct an internal reorganization to transfer Everus Construction to Everus. MDU Resources will then distribute 100% of the outstanding shares of Everus common stock to MDU Resources stockholders on a pro rata basis in a distribution intended to be generally tax-free to MDU Resources stockholders for U.S. federal income tax purposes. Prior to completing the separation, MDU Resources may adjust the percentage of Everus common stock to be distributed to MDU Resources stockholders or retained by MDU Resources in response to market and other factors, and it will amend this information statement to reflect any such adjustment. As a result of the distribution, Everus will become a separate public company. The number of shares of MDU Resources common stock you own will not change as a result of the separation and distribution.

Why is the separation of Everus structured as a distribution?
MDU Resources believes that a distribution of shares of Everus common stock to MDU Resources stockholders that is structured to be generally tax-free for U.S. federal income tax purposes is an efficient way to separate Everus Construction in a manner that will create long-term value for MDU Resources stockholders.

What is the record date for the distribution?	The record date for the distribution will be October 21, 2024.

When will the distribution occur?
The distribution is subject to a number of conditions, but, subject to the satisfaction or waiver of such conditions, it is expected that the distribution will occur at 11:59 p.m. Eastern Time, on October 31, 2024, to holders of record of MDU Resources common stock at the close of business on October 21, 2024, the record date for the distribution.

What do stockholders need to do to participate in the distribution?	Stockholders of MDU Resources as of the record date for the distribution will not be required to take any action to receive shares of Everus common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of MDU Resources common stock or take any other action to receive your shares of Everus common stock. The distribution will not affect the number of outstanding shares of MDU Resources common stock or any rights of MDU Resources stockholders, although it will affect the market value of each outstanding share of MDU Resources common stock.

How will shares of Everus common stock be issued?
You will receive shares of Everus common stock through the same channels that you currently use to hold or trade MDU Resources common stock, whether through a brokerage account or another channel. Receipt of Everus’ shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements.

If you own MDU Resources common stock as of the close of business on the record date for the distribution, MDU Resources, with the assistance of EQ Shareowner Services (“Equiniti”), the distribution agent for the distribution, will electronically distribute shares of Everus common stock to you or to your brokerage firm on your behalf in book-entry form.

Equiniti will mail you a book-entry account statement that reflects your shares of Everus common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of Everus common stock will I receive in the distribution?
MDU Resources will distribute to you one share of Everus common stock for every four shares of MDU Resources common stock held by you as of close of business on the record date for the distribution. Based on approximately 203.9 million shares of MDU Resources common stock outstanding as of October 2, 2024, a total of approximately 51.0 million shares of Everus common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.”

Will MDU Resources distribute fractional shares of Everus common stock in the distribution?
No. MDU Resources will not distribute fractional shares of its common stock in the distribution. Fractional shares that MDU Resources stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent on behalf of MDU Resources stockholders. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?	The distribution is subject to final approval by the MDU Resources board of directors, as well as to the satisfaction (or waiver by MDU Resources in its sole discretion) of the following conditions:

•the U.S. Securities and Exchange Commission (the “SEC”) shall have declared effective the registration statement of which this information statement forms a part; there shall be no order suspending the effectiveness of the registration statement in effect; and there shall be no proceedings for such purposes having been instituted or threatened by the SEC;

•this information statement shall have been made available to the holders of record of shares of MDU Resources common stock at the close of business on October 21, 2024, the record date for the distribution;

•MDU Resources shall have received a private letter ruling from the Internal Revenue Service (the “IRS”), satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution, and such ruling shall not have been revoked or modified in any material respect;

•MDU Resources shall have received one or more opinions from its tax advisors, in each case satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution;

•an independent appraisal firm acceptable to MDU Resources shall have delivered one or more opinions to the board of directors of MDU Resources confirming the solvency and financial viability of MDU Resources before the consummation of the distribution and of each of Everus and MDU Resources after consummation of the distribution, and such opinions shall have been acceptable to MDU Resources in form and substance in MDU Resources’ sole discretion and shall not have been withdrawn or rescinded;

•the transfer of Everus Construction and the assets and liabilities associated with it and its business from MDU Resources to Everus on or prior to the distribution shall have occurred in accordance with the separation and distribution agreement to be entered into between Everus and MDU Resources in connection with the separation and the distribution, and the transfer of MDU Resources’ assets and liabilities contemplated to be transferred from Everus to MDU Resources on or prior to the distribution shall have occurred in accordance with the separation and distribution agreement;

•all actions or filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder shall have been taken or made and, where applicable, have become effective or been accepted by the applicable governmental entity;

•certain transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•no order, injunction or decree issued by any court of competent jurisdiction, or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions, shall be in effect;

•the shares of Everus common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution;

•Everus shall have entered into the debt financing transactions described in this information statement that are contemplated to occur on or prior to the separation and distribution; and

•no other event or development shall exist or have occurred that, in the judgment of MDU Resources’ board of directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Neither Everus nor MDU Resources can assure you that any or all of these conditions will be met. In addition, MDU Resources can decline at any time to go forward with the separation and distribution. MDU Resources may also waive any of the conditions to the distribution. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the distribution?
The completion and timing of the distribution are dependent upon a number of conditions. It is expected that the shares of Everus common stock will be distributed by MDU Resources at 11:59 p.m. Eastern Time, on October 31, 2024, to holders of record of MDU Resources common stock at the close of business on October 21, 2024, the record date for the distribution. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met.

Can MDU Resources decide to cancel the distribution of Everus common stock even if all the conditions have been met?	Yes. Until the distribution has occurred, MDU Resources has the right to terminate the distribution, even if all of the conditions described in the section entitled “The Separation and Distribution—Conditions to the Distribution” are satisfied.

What if I want to sell my MDU Resources common stock or my Everus common stock?	If you sell your shares of MDU Resources common stock prior to or on the distribution date, you may also be selling your right to receive shares of Everus common stock. See “The Separation and Distribution—Trading Between the Record Date and Distribution Date.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your MDU Resources common stock prior to or on the distribution date.

What is “regular-way” and “ex-distribution” trading of MDU Resources common stock?	Beginning on the third trading day prior to the distribution date and continuing up to and through the distribution date, it is expected that there will be two markets in MDU Resources common stock: a “regular-way” market and an “ex-distribution” market. MDU Resources common stock that trades in the “regular-way” market will trade with an entitlement to shares of Everus common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Everus common stock distributed pursuant to the distribution. If you are the registered holder of your shares on the record date and want to sell your shares before the distribution date, you should determine whether you want to sell your shares with or without an entitlement to shares of Everus common stock in the distribution, and make any trades in the “regular-way” or “ex-distribution” market accordingly. If you hold your shares in “street name” on the record date and want to sell your shares before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your MDU Resources common stock with or without your entitlement to Everus common stock pursuant to the distribution.

Where will I be able to trade shares of Everus common stock?
Everus has applied to list its common stock on the NYSE under the symbol “ECG.” Everus anticipates that trading in shares of its common stock will begin on a “when-issued” basis on the third trading day prior to the distribution date and will continue up to and through the distribution date, and that “regular-way” trading in Everus common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell shares of Everus common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Everus cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of MDU Resources common stock?	MDU Resources common stock will continue to trade on the NYSE under the symbol “MDU.”

Will the number of shares of MDU Resources common stock that I own change as a result of the distribution?	No. The number of shares of MDU Resources common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my shares of MDU Resources common stock?	Yes. As a result of the distribution, MDU Resources expects the trading price of MDU Resources common stock immediately following the distribution to be lower than the “regular-way” trading price of such stock immediately prior to the distribution because the trading price will no longer reflect the value of Everus Construction. There can be no assurance that the aggregate market value of shares of MDU Resources common stock and Everus common stock following the distribution will be higher or lower than the market value of shares of MDU Resources common stock if the separation and distribution did not occur. This means, for example, that the combined trading prices of four shares of MDU Resources common stock and one share of Everus common stock after the distribution may be equal to, greater than or less than the trading price of four shares of MDU Resources common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and distribution?
It is a condition to the distribution that MDU Resources receive a private letter ruling from the IRS and one or more opinions from its tax advisors, in each case satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution. MDU Resources has received a favorable private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation and distribution. Accordingly, for U.S. federal income tax purposes, it is expected that MDU Resources stockholders generally will not recognize any gain or loss upon receipt of Everus common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. You should carefully read the section entitled “Material U.S. Federal Income Tax Consequences” and should consult your own tax advisor about the particular consequences of the distribution to you, including the application of U.S. federal, state and local and non-U.S. tax laws.

What will happen to my tax basis in my MDU Resources stock?	If you do not sell your MDU Resources stock in advance of the distribution, your tax basis will be adjusted and the aggregate tax basis of the MDU Resources common stock and Everus common stock received in the distribution (including any fractional share interest in Everus common stock for which cash is received) will equal the aggregate tax basis of MDU Resources common stock immediately prior to the distribution, allocated between the MDU Resources common stock and Everus common stock (including any fractional share interest in Everus common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution. You should carefully read the section entitled “Material U.S. Federal Income Tax Consequences” and should consult your own tax advisor about the particular consequences of the distribution to you, including the application of U.S. federal, state and local and non-U.S. tax laws.

What will Everus’ relationship be with MDU Resources following the separation and distribution?
Following the distribution, MDU Resources stockholders will own 100% of the outstanding shares of Everus common stock, and Everus and MDU Resources will be separate companies with separate management teams and separate boards of directors. Prior to the distribution, Everus will enter into a separation and distribution agreement with MDU Resources to effect the separation and distribution and provide a framework for its relationship with MDU Resources after the separation. Additionally, Everus and MDU Resources will enter into certain other agreements, such as a transition services agreement, a tax matters agreement and an employee matters agreement, which will provide for the allocation between Everus and MDU Resources of the assets, employees, liabilities and obligations (including its investments; property, including intellectual property; employee benefits; and tax-related assets and liabilities) of MDU Resources and its subsidiaries attributable to periods prior to, at and after Everus’ separation from MDU Resources and will govern the relationship between Everus and MDU Resources subsequent to completion of the separation. For additional information regarding the separation and distribution agreement and other transaction agreements between Everus and MDU Resources, see “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Person Transactions.”

Who will manage Everus after the separation?
Everus’ management team will be led by Jeffrey S. Thiede, who will be the President and Chief Executive Officer after the separation. For more information regarding Everus’ management and directors, see “Management” and “Directors.”

Are there risks associated with owning Everus common stock?
Yes. Ownership of Everus common stock is subject to both general and specific risks relating to Everus’ business, the industry in which it operates, its ongoing contractual relationships with MDU Resources and its status as a separate, publicly traded company. Ownership of Everus common stock is also subject to risks relating to the separation and the distribution. These risks are described in the “Risk Factors” section of this information statement. You are encouraged to read that section carefully.

Does Everus plan to pay dividends?
The timing, declaration, amount and payment of any dividends in the future will be subject to the sole discretion of Everus’ board of directors and will depend on many factors. See “Dividend Policy.” Moreover, if Everus determines to pay any dividend in the future, there can be no assurance that Everus will continue to pay such dividends or the amount of such dividends. See “Risk Factors—Risks Related to the Separation and Distribution.”

Will Everus incur any indebtedness prior to or at the time of the distribution?
Yes. In connection with the separation and distribution, Everus anticipates that it will enter into a five-year credit agreement, whereby Everus will have the capacity to incur indebtedness in an aggregate principal amount of up to $525 million. Such indebtedness is expected to consist of $300 million in aggregate principal amount of term loans and a $225 million revolving credit facility, under which Everus expects to have $40 million outstanding as of the separation date based on projected working capital needs. Everus expects that a portion of the net proceeds of such indebtedness will be used to repay its outstanding indebtedness with MDU Resources. A portion of the proceeds remaining after the repayment of intercompany indebtedness will be distributed to MDU Resources, with the remainder being retained by Everus. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to the Separation and Distribution.”

Who will be the distribution agent, transfer agent and registrar for shares of Everus common stock?	The distribution agent, transfer agent and registrar for shares of Everus common stock will be Equiniti. For questions relating to the transfer or mechanics of the stock distribution, you should contact Equiniti’s toll free number at 1-800-468-9716.

Where can I find more information about MDU Resources and Everus?	Before the distribution, if you have any questions relating to MDU Resources, you should contact:

MDU Resources Group, Inc. 1200 West Century Avenue P.O. Box 5650 Bismarck, North Dakota 58506-5650 Attention: Investor Relations Phone: (866) 866-8919

After the distribution, stockholders who have any questions relating to Everus should contact Everus at:

Everus Construction Group, Inc. 1730 Burnt Boat Drive Bismarck, North Dakota 58503 Attention: Investor Relations Phone: (701) 221-6400

Everus maintains a website at www.everus.com. The Everus website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

INFORMATION STATEMENT SUMMARY
Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Everus Construction Group, Inc. assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Everus,” “we,” “us” or “our” refer to Everus Construction Group, Inc., a Delaware corporation, and its consolidated subsidiaries. References in this information statement to “MDU Resources” refer to MDU Resources Group, Inc., a Delaware corporation, and its subsidiaries (other than, after the distribution, Everus and its consolidated subsidiaries), unless the context otherwise requires. References to Everus’ historical business and operations refer to the business and operations of Everus Construction, Inc. (formerly known as MDU Construction Services Group, Inc.) (“Everus Construction”) that will be transferred to Everus in connection with the separation and distribution. References in this information statement to the “separation” refer to the separation of Everus Construction from MDU Resources’ other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Everus, to hold Everus Construction and the assets and liabilities associated with it and its business after the distribution. References in this information statement to the “distribution” refer to the distribution of 100% of the shares of Everus common stock to MDU Resources stockholders on a pro rata basis.
Our Company
Everus is a leading construction solutions provider headquartered in Bismarck, North Dakota, offering specialty contracting services to a diverse set of end markets across the United States. We operate across two segments, Electrical & Mechanical (“E&M”) and Transmission & Distribution (“T&D”), and deliver services through our 15 wholly owned operating companies (the “Operating Companies”), which go to market under 20 local brands allowing Everus to differentiate the services it provides and geographical markets it serves. E&M is made up of nine wholly owned Operating Companies and T&D is made up of six wholly owned Operating Companies.
Everus’ historical business was established in 1997 through MDU Resources’ acquisition of International Line Builders and has expanded its capabilities significantly since then through targeted entry into new geographies and more than 25 acquisitions. Today, Everus ranks as the 10th largest specialty contractor in the United States according to the Engineering News-Record, serving approximately 3,700 customers across more than 40,000 projects across the United States in 2023. Our number of employees fluctuates at any given time depending on the number and scale of projects, and in 2023, we had more than 9,000 employees at peak across all functions and sites.
Our specialty contracting services across E&M and T&D are provided to customers in the commercial, industrial, institutional, service, renewables, utility and transportation end markets, among others. We go to market through a decentralized operating model that aligns with our 4 EVER Strategy—Employees, Value, Execution and

Relationships. This focused strategy enhances the competitive position of our Operating Companies in their respective markets through local brand reputation and delivery, while providing corporate support across people, processes and systems to drive differentiated outcomes for our customers.
The consistent strategic execution across our 4 EVER Strategy underpins our ability to realize strong organic growth and free cash flow generation. We continue to see strong demand across the end markets and geographies we serve, supported by a variety of secular trends, including rising investment levels in data center infrastructure, grid hardening initiatives, factory automation and increased government support for reshoring high-tech manufacturing to the United States. This demand, combined with our disciplined approach to project management, provides us significant visibility into our business, which is reflected in our 2023 backlog of $2.01 billion, which we maintained close to the level achieved in 2022 of $2.13 billion. As a result of our ability to meet the demand for our services, we have been able to grow our revenue to $2.85 billion in 2023 at a compounded annual growth rate (“CAGR”) of 10.8% since 2021 and our EBITDA to $222.6 million in 2023 from $168.6 million in 2021. For a discussion and reconciliation of EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Business Segments
We operate across two operating segments, E&M and T&D. For 2023, our E&M segment generated 74% of our revenues with 6.3% operating income as a percentage of segment revenues, and our T&D segment generated approximately 26% of our revenues with 10.0% operating income as a percentage of segment revenues.
Our E&M segment primarily serves general contractor and end-use customers, with demand driven by secular tailwinds for infrastructure development and maintenance in the commercial, industrial, institutional, service and renewables end markets, among others. E&M offers a wide variety of specialty contracting services, including construction and maintenance of electrical and communication wiring, fire suppression systems, and mechanical piping and services, to customers in both the public and private sectors. Our work within the commercial end market leverages our deep expertise within the hospitality and entertainment sector, as well as high tech and data center projects, in addition to more standard commercial projects. Our work within the industrial end market is driven by the need for industrial installations as well as renovations, upgrades and expansions. Within the institutional end market, work is driven by activity in the education and government sectors. Our service work is driven by smaller projects, which can be standalone engagements or recurring maintenance work. Within the renewables end market, we execute projects ranging in size from local electric vehicle charging stations to large-scale solar generation. E&M has a broad and diversified geographic presence, with a strong footprint across the United States. For 2023, E&M was comprised of nine Operating Companies with more than 7,200 employees at peak, offices in 26 cities and a physical presence in 12 states throughout the United States.
Our T&D segment primarily serves electric and natural gas utility customers, as well as customers in the transportation end market, in the West and Midwest regions of the United States. T&D specializes in transmission and distribution construction and offers a broad set of specialty contracting services, including the construction and maintenance of overhead and underground electrical, gas and communication infrastructure. In addition to its specialty contracting services, T&D also designs, manufactures, sells and rents overhead and underground line-stringing equipment and tools. This equipment-serving capability complements T&D’s projects of various size and scope, while providing customers with exceptional service and fast distribution and delivery. The T&D segment also provides solutions across excavation and underground boring, substations, signals and lighting, and emergency restoration. Demand for these services is driven by increased utility spend on aging infrastructure, system hardening, grid reliability initiatives, natural disasters and other weather-related events. T&D has a significant geographical presence in Missouri, California, Montana and Oregon, in addition to equipment rental and manufacturing distribution centers in Arizona, Texas, Georgia, Illinois, Oregon and Ohio. For 2023, T&D was comprised of six Operating Companies with more than 1,900 employees at peak, offices in 26 cities and a physical presence in 12 states throughout the United States.
We allocate general corporate overhead costs that we chose not to allocate directly to E&M or T&D to Other as these costs are not considered part of management’s evaluation of reportable segment operating performance. We also allocate costs related to certain assets not directly attributable to either E&M or T&D to Other.

Our Competitive Strengths
Everus’ strengths include the following:
Broad geographic reach with local service delivery throughout the United States. Everus is headquartered in Bismarck, North Dakota, with executive, administrative and support staff at the corporate level. We are present in 58 offices nationwide. With authorization to work in nearly every state and the District of Columbia, we have the ability to execute work in new markets based on project attractiveness and customer demand. Additionally, we have 14 pre-fabrication facilities with more than 325,000 square feet of space to support local project sites and maintain strong relationships with local unions to ensure reliable and highly specialized labor availability. In 2023, Everus performed more than 40,000 active projects through more than 17.5 million total hours worked. Our long-term presence in key regional markets throughout the Western, Midwestern and Eastern regions has allowed us to capitalize on large opportunities across high-tech manufacturing facilities, data centers, hospitality centers, and large utilities, resulting in robust opportunities and continued project work in the regions. As our customers expand their operations to other states and regions, they often engage additional Operating Companies on projects, helping us expand our national reach. Everus’ relationships with and recognition among local unions ensure reliable, highly specialized and professional labor.
Value-added, full-service solutions provider with deep bench of professional and specialized labor. Everus’ full-service project approach involves a thorough upfront planning process, which provides a strong foundation for the design-assist, construction and installation phases. Pre-job coordination meetings are required for all jobs greater than $1 million in size or longer than two months in duration, and project schedules are developed and maintained through meticulous pre-planning and project detailing. Our diligent project planning, development and execution processes set us apart from an estimate and delivery standpoint, especially as the pace of project bidding accelerates. We maintain a skilled and dedicated team of employees across all levels who take pride in serving customers with the highest quality work. Our approximately 9,000 employees at peak in 2023 include thousands of specialized craft employees within our field delivery model. A number of specialized employees and leaders have progressed into technical or senior leadership roles, further fortifying the strength of Everus’ union relationships nationwide. Our extensive relationships with local unions provide for a reliable source of labor, guided by our full-time, on-site project managers who drive day-to-day field operations and safety coordination. Project managers have long-term experience within the industry in addition to multiple years of experience within Everus itself. Our general foremen and foremen are highly skilled workers focused in a specific area, such as electrical or line work, and also serve in a leadership capacity within their specialization. The presence of highly qualified and seasoned leaders within the delivery model contributes to our track record of safety and success in project execution. Field workers, who comprise the majority of our field delivery team, are supported with oversight from more experienced field members. The structure of our field delivery model enables us to both attract labor reliably and quickly and transition to a leaner workforce structure as needed, thereby allowing us to flex the size of the workforce we engage depending on the size and number of current projects.
Diverse and attractive revenue base. Everus provides services across two attractive and growing markets in the United States, E&M and T&D. Our work within E&M tends to be larger in nature and consists of longer-term projects that require specialized expertise, as compared to a higher number of small- to medium-sized projects in the T&D segment. Our T&D work consists primarily of recurring upgrade and maintenance work completed for utility and local government customers within our existing regions, with some event-driven storm response work that is short-term, localized and highly profitable. We anticipate the end markets we serve within E&M will see substantial growth in the coming years, with exposure to highly attractive secular tailwinds such as the increase in demand for data center capacity, electrification and the transition to renewables. Within T&D, the maintenance and replacement of aging infrastructure is driving growth in the utilities end market, and government support in the form of laws such as the Infrastructure Investment and Jobs Act is driving demand for our services in the transportation end market. Everus has an attractive mix of opportunities in both our E&M and T&D segments driven by master service agreements and contracted projects supported by our risk management and project oversight framework.
Highly attractive end-market mix with strong tailwinds driving near- and long-term upside. The markets for E&M and T&D services are rapidly expanding, according to the U.S. Census Bureau, with total construction spending growing from $1.65 trillion in 2021 to $1.98 trillion in 2023, at a CAGR of 9.7%. This growth is driven by increased construction and infrastructure spending. Everus’ addressable market includes several highly attractive end markets, including commercial, industrial, institutional, service, renewables, utility and transportation end markets, among others. Within the commercial end market, Everus serves a variety of attractive sectors, including data centers, high tech and hospitality and entertainment. Within the industrial end market, the rapid pace of technological change is driving a continuous need for installations, renovations, upgrades and expansions of manufacturing facilities. Demand for our services in the renewables space continues to rise as demand and government support for electric vehicle charging, solar generation and energy storage increases. Within the utility end market, several attractive tailwinds are driving demand, including aging infrastructure, utility capex budgets and system reliability and resiliency programs, such as the adaptation of existing infrastructure to meet new environmental regulations. Our presence in a broad and diverse set of end markets presents us with opportunities to deploy into the most attractive industries and pivot as markets change. As our existing customers expand into additional and growing end markets, our strong relationships enable us to expand our partnership and grow alongside them.
Long-tenured relationships with marquee customers. Everus’ business model fosters strong, close-knit relationships with local contractors and end customers. In 2023, we served approximately 3,700 customers across more than 40,000 projects, with our top 10 customers contributing approximately 45% of our total revenue of $2.85 billion dollars. We have long-standing relationships with many of our customers, serving as a testament to our customer-oriented culture and history of operational excellence. Our customer base is diverse and ranges from large technology companies to utility providers and local municipalities. Contracts with these various types of customers generally are awarded in the form of a competitive or negotiated bid or master service agreement arrangement. A significant amount of the work we complete is competitively awarded by evaluating non-price items, such as Everus’ pre-construction and design-assist services, and our safety record. We develop strong working relationships by delivering on the key criteria that our larger customers seek, namely scale, professionalism, safety and timely project execution. Moreover, our corporate leadership allows us to strengthen local relationships, while fortifying our reputation of safety and project execution excellence, driving repeat opportunities with our best customers.
Comprehensive platform with decentralized and entrepreneurially focused operating model. Everus’ corporate structure features two reportable segments, E&M, which is made up of nine wholly owned Operating Companies, and T&D, which is made up of six wholly owned Operating Companies. Each Operating Company is led by individual presidents, delivering a wide range of services to our vast network of contractors, builders and end-market customers. Our Operating Company presidents have an average industry tenure of 33 years and an average Everus tenure of 18 years, which enables them to develop teams, build customer relationships and create a track record of success. This decentralized approach allows the Operating Companies to build strong relationships with regional customers, driving repeat work through a history of trust and successful project execution. Positive rapport among local unions also provides consistent and reliable access to the best talent. Our extensive local knowledge and pool of specialized labor go hand in hand to ensure employee safety and quality project delivery. Our Operating Companies are supported by a long-tenured corporate team that provides oversight, support services and mentorship. The corporate team also develops businesswide safety training and procedural manuals to promote consistency across the organization and reduce the burden on local management. The alignment and support between Everus corporate and the Operating Companies drives execution, efficiencies and success, while enabling us to establish relationships with regional customers and promote a shared culture of safety, financial strength and team accountability.
Compelling financial performance with strong free cash flow generation. Everus has achieved strong revenue growth with a three-year revenue CAGR of 10.8% from 2021 through 2023. E&M operating margin for 2023 was 6.3%, and T&D operating margin was 10.0%. Everus’ historical EBITDA CAGR from 2021 through 2023 was 8.7%. Everus’ EBITDA Margin was 7.8% in 2023, supported by experienced corporate leadership, strong policies and procedures, a robust risk management framework and a track record of strong execution. Everus also has compelling free cash flow generation with minimal capital requirements, with free cash flow of $152.0 million in 2023. Our capital expenditures have averaged 1.3% of revenue between 2021 and 2023, primarily driven by maintenance spending. For a discussion and reconciliation of EBITDA and EBITDA Margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Highly experienced management team with demonstrated track record of success. Everus’ senior management team has extensive experience, with an average of 29 years in the industry. In addition to their substantial industry experience, certain members of the management team have been with Everus for decades, building the business from a group of small, regional brands to a national service provider. Jeffrey S. Thiede, President and CEO of Everus, was previously the president of two Operating Companies before assuming his current role in 2013. In addition to corporate senior management, the presidents of the 15 Operating Companies have an average industry tenure of 33 years and an average Everus tenure of 18 years. The presidents serve as the representatives of their respective Operating Company and provide senior management with crucial insight into local operations. Everus corporate leaders and the Operating Company presidents form a critical network of senior experience across the organization. This group meets regularly to discuss the opportunities for major project work, collaborate and refine company strategy and share operational and safety best practices. Each level of management has multiple years of industry exposure over many business cycles, influencing Everus’ focus on cultivating and maintaining positive customer relationships, creating comprehensive and relevant safety policies and procedures and continuing operational excellence.
Growth Strategy
As an independent company, we will focus on the development, growth and expansion of our business, with increased flexibility to pursue strategic and financial plans suited to our industry. We are focused on long-term opportunities that will deliver profitable revenue growth. Our growth strategy is underpinned by our safety-first approach and is supported by an ongoing commitment to the development of our people.
We plan to pursue the following strategies to drive value creation and grow our business:
Grow share within existing markets. The first of our growth strategies is to win more profitable contracts in the markets where Everus already has existing relationships and where Everus has a reputation for excellent project execution and safety across complex and diversified projects. We benefit from the strong positioning of our Operating Companies within their respective regions and the access to talented and quality labor that this positioning provides. Our track record of organic growth is indicative of the success we have in growing market share with our existing customers. Over time, we have been able to leverage our reputation to expand our customer base within existing regions and end markets. Further, we plan to increase our revenue in a number of target regions where we currently have a smaller presence by growing our share with existing customers and by growing our overall customer base.
Through our E&M segment, we have strong multiyear relationships with major contractors and large corporate customers in attractive end markets. The successful delivery of previous projects for our existing customers is the most effective way for us to generate further revenue. We have experience with E&M customers and projects of all sizes, which allows us to pursue new business across a large range of the available work within our existing markets. Within the T&D industry, customers have an acute focus on the reputation and quality of their service providers, which they regulate through various pre-qualification requirements and processes that are unique to each customer. The industry also is highly regulated, and the focus on safety and reliability of contractors is driven by both the importance of safe provision of utilities to end-market customers and environmental protection. Holding the right pre-qualifications and maintaining a reputation for quality are the most important factors in growing our T&D segment. Everus has a strong track record of achieving and exceeding customer pre-qualification requirements. We actively work to position ourselves with our existing and potential T&D customers as a safe and high-quality service provider, by adopting the key performance indicator reporting frameworks of potential customers and actively managing existing projects to ensure performance requirements are met. We leverage our existing customer relationships to get pre-qualified with target customers, work collaboratively to understand expectations and secure new contract work with existing and new customers. We further support organic growth by holding all employees and labor to the highest standards and providing training over and above what is required by local authorities to ensure safety.
Geographic expansion via satellite projects. We have identified opportunities to grow with our existing customers who look to use our services in locations outside our core service areas. By leveraging our work on critical and complex projects, track record of safety and depth of specialized talent, we are able to target new work in additional geographies, with a preference for new customer locations where we have an existing presence, which allows us to deepen our local relationships and operating experience. Everus has successfully partnered with customers in multiple states as those customers have expanded their footprint across the United States, and we plan to continue to work with our existing customers as they grow into new regions. There are several large corporate and general contractor customers with whom we are prepared to repeat this strategy of growing through satellite projects, and we believe there is sufficient additional opportunity within regions where we already operate to continue growing through this strategy. In select situations where we are entering a new region with no Operating Company presence, we will partner with another contractor to ensure that we can deliver the right resources to our satellite projects until we establish a standalone presence.
Further penetrate higher-growth sectors within our existing end markets. We have identified several sectors of our end markets that are attractive based on current investment levels, long-term projected industry growth rates and existing competitive landscape. Everus already operates in each of these sectors and has entrenched relationships within each with top customers. Our ability to win work in these attractive markets is driven by our experience, specialized and value-added capabilities and access to the best talent. These sectors include, but are not limited to, mission critical technologies, renewables, and health care for our E&M segment, and utility transmission, distribution, natural gas and communications for our T&D segment. Positive industry momentum from the global shift to digital, innovation in technology, sector and governmental regulatory requirements, aging infrastructure and climate concerns have further improved our project opportunities in these identified sectors.
Our strategy to further penetrate attractive sectors within our existing end markets is grounded in our track record of high-quality project execution and our national footprint. Our strategic planning process tracks the largest project opportunities, and in many instances, we already have successfully entered that end market and developed a reputation for project execution excellence, further supplying attractive projects and promoting close customer relationships. We also leverage our decentralized model to grow within these sectors by using Everus’ network relationships to funnel opportunities to the Operating Companies located in the relevant regions.
Inorganic growth through M&A. Our industry is highly fragmented, and there are many opportunities to make accretive acquisitions that complement the strategic position of our business and its growth trajectory. We have completed more than 25 acquisitions in the last 27 years and have a strong track record of creating value through acquisitions, by both successfully integrating these acquisitions and growing the revenue of the acquired companies over time. We expect M&A to continue to be an attractive method for us to meet our strategic objective of delivering revenue and earnings growth. Our existing customer relationships enable us to source new deals, and we believe our pipeline of accretive M&A opportunities is large, which provides us with ample opportunities to build on our existing strong platform. Through these customer networks, we have identified multiple attractive acquisition candidates. We target companies with an excellent safety record, demonstrated expertise and capabilities in end markets that are complementary to our existing business, high-quality relationships with local labor, and strong management teams and operating cultures. We are focused on ensuring that our approach to M&A remains disciplined, and we will continue to evaluate acquisition opportunities to bolster our presence in select regional markets and to broaden and enhance our service offerings.
Summary of Risk Factors
An investment in Everus is subject to a number of risks, including risks relating to its business, the separation and distribution, and Everus common stock. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.
Risks Related to Everus’ Business
•Everus’ business is seasonal and subject to weather conditions that could adversely affect its operations, revenues and the timing of cash flows.
•Everus operates in a highly competitive industry.

•Everus’ operations may be negatively affected if it is unable to retain its current customers and obtain new customer contracts.
•Everus’ operations may be negatively affected if Everus is unable to hire, develop and retain key personnel and skilled labor forces.
•Economic volatility affects Everus’ operations, as well as the demand for its products and services.
•A material portion of Everus’ business depends on its ability to provide surety bonds.
•Everus’ backlog may not accurately represent future revenue.
•Supply chain disruptions may adversely affect Everus’ operations.
•Volatility in the prices or availability of certain materials and equipment used in Everus’ business and those of its customers, including as a result of inflation, geopolitical instability, and protectionist trade measures, could adversely affect Everus’ business, financial position, results of operations, and cash flows.
•Everus is subject to capital market and interest rate risks.
•Reductions in Everus’ credit ratings could increase financing costs.
•Everus may be negatively impacted by pending and/or future litigation, claims or investigations.
•Everus is exposed to risk of loss resulting from the nonpayment and/or nonperformance by its customers and counterparties.
•Everus’ business is based in part on government-funded infrastructure projects and building activities, and any associated funding and regulatory changes or requirements in these areas could have an adverse effect.
•If Everus fails to comply with requirements imposed by applicable law or other governmental regulations, it could become subject to lawsuits, investigations and other liabilities and restrictions on its operations that could significantly and adversely affect Everus’ business, financial condition or results of operations.
•Everus’ operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose Everus to environmental liabilities.
•Costs related to obligations under multiemployer pension plans could have a material negative effect on Everus’ results of operations and cash flows.
Risks Related to the Separation and Distribution
•Everus has no recent history of operating as an independent, public company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.
•If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, MDU Resources, Everus and MDU Resources stockholders could be subject to significant tax liabilities and, in certain circumstances, Everus could be required to indemnify MDU Resources for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.
•U.S. federal income tax consequences may restrict Everus’ ability to engage in certain desirable strategic or capital-raising transactions after the separation.
•Everus may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect its financial position, results of operations and cash flows.

•Everus or MDU Resources may fail to perform under various transaction agreements that will be executed as part of the separation or Everus may fail to have necessary systems and services in place when certain of the transaction agreements expire.
•Everus’ inability to resolve favorably any disputes that arise between Everus and MDU Resources with respect to their past and ongoing relationships may adversely affect Everus’ operating results.
•In connection with the separation from MDU Resources, Everus will incur debt obligations that could adversely affect its business, profitability and its ability to meet obligations.
•A lowering or withdrawal of the ratings, outlook or watch assigned to Everus’ new debt securities by rating agencies may increase its future borrowing costs and reduce its access to capital.
•As an independent, publicly traded company, Everus may not enjoy the same benefits that it did as a segment of MDU Resources.
Risks Related to Everus Common Stock
•Everus cannot be certain that an active trading market for its shares of common stock will develop or be sustained after the distribution, and following the distribution, its stock price may fluctuate significantly.
•The combined post-separation value of four shares of MDU Resources common stock and one share of Everus common stock may not equal or exceed the pre-distribution value of four shares of MDU Resources common stock.
•A significant number of shares of Everus’ common stock are or will be eligible for future sale, which may cause the market price of Everus common stock to decline.
•There may be substantial changes in Everus’ stockholder base.
•Your percentage of ownership in Everus may be diluted in the future.
•Everus cannot guarantee the timing, declaration, amount or payment of dividends, if any, on its common stock.
The Separation and Distribution
On November 2, 2023, MDU Resources announced its intention to separate Everus Construction (formerly known as MDU Construction Services Group, Inc.) from MDU Resources. On March 12, 2024, in connection with the planned separation, MDU Resources changed the name of MDU Construction Services Group, Inc. to Everus Construction, Inc. The separation will occur by means of a pro rata distribution to MDU Resources stockholders of 100% of the outstanding shares of common stock of Everus, which was formed to hold Everus Construction and its subsidiaries and the assets and liabilities associated with Everus Construction’s business.
Following the distribution, MDU Resources stockholders will own 100% of the outstanding shares of Everus common stock, and Everus will be a separate public company from MDU Resources.
On October 1, 2024, the MDU Resources board of directors approved the distribution of 100% of Everus’ issued and outstanding shares of common stock on the basis of one share of Everus common stock for every four shares of MDU Resources common stock held as of the close of business on October 21, 2024, the record date for the distribution, subject to the satisfaction or waiver of the conditions to the distribution as described in this information statement. For a more detailed description of these conditions, see “The Separation and Distribution—Conditions to the Distribution.”
Everus’ Post-Separation Relationship with MDU Resources
After the distribution, MDU Resources and Everus will be separate companies with separate management teams and separate boards of directors. Prior to the distribution, Everus will enter into a separation and distribution agreement with MDU Resources, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, Everus will also enter into various other agreements to effect the separation and provide a framework for its relationship with MDU Resources after the separation, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between Everus and MDU Resources of MDU Resources’ assets, employees, liabilities and obligations (including its investments, property (including intellectual property), employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the distribution, and will govern certain relationships between Everus and MDU Resources after the distribution.
For additional information regarding the separation agreement and the other transaction agreements and the transactions contemplated thereby, see “Risk Factors—Risks Related to the Separation and Distribution,” “The Separation and Distribution” and “Certain Relationships and Related Person Transactions.”
Reasons for the Separation
The MDU Resources board of directors believes that separating Everus from the remaining businesses of MDU Resources is in the best interest of MDU Resources and its stockholders for a number of reasons, including:
•Heightened Strategic Focus. The separation will allow Everus and MDU Resources to more effectively pursue their distinct operating priorities and strategies and will enable the management of both companies to pursue unique opportunities for long-term growth and profitability. Everus’ management will be able to focus exclusively on its construction services business, while the management of MDU Resources will remain dedicated to its remaining businesses.
•Tailored Capital Allocation Strategies. The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business at a time and in a manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital based on each company’s profitability, cash flow and growth opportunities.
•Optimized Capital Structures. The separation will allow Everus and MDU Resources to each benefit from distinct capital structures and financial policies tailored to its separate business profile and needs. The separation will create independent equity securities for Everus and MDU Resources, affording each direct access to the capital markets and enabling each of them to use its own industry-focused stock to consummate future acquisitions or other transactions. As a result, Everus and MDU Resources will each have more flexibility to capitalize on its unique strategic opportunities.
•Alignment of Incentives with Performance Objectives. The separation will facilitate equity-based and other incentive compensation arrangements for employees more directly tied to the performance of each company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.
•Distinct Investment Opportunities. The separation will allow investors to separately value Everus and MDU Resources based on their distinct investment identities. Everus’ business differs from MDU Resources’ remaining businesses in several respects, including customer bases, regulatory oversight, competitors, strategic initiatives, sales channels and technology needs. The separation will enable investors to evaluate the merits, strategy, performance, and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics. The separation may attract new investors who may not have properly assessed the value of Everus Construction relative to the value it is currently accorded as part of MDU Resources.
The MDU Resources board of directors also considered a number of potentially negative factors in evaluating the separation, including, among others, risks relating to the creation of a new public company, possible increased costs and one-time separation costs, but concluded that the potential benefits of the separation outweighed these factors. For additional information, see “Risk Factors” and “The Separation and Distribution—Reasons for the Separation” included elsewhere in this information statement.

Corporate Information
Everus was incorporated in Delaware on February 28, 2024, for the purpose of holding Everus Construction in connection with the separation and distribution described herein. Prior to the contribution of Everus Construction to Everus, which will be completed prior to the distribution, Everus will have no operations other than those incidental to the separation. The address of Everus’ principal executive office is 1730 Burnt Boat Drive, Bismarck, North Dakota 58503. Everus’ telephone number after the distribution will be (701) 221-6400. Everus maintains an Internet site at www.everus.com. Everus’ website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to stockholders of MDU Resources who will receive shares of Everus common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Everus’ securities. Everus believes the information contained in this information statement to be accurate as of the date set forth on the cover of this information statement. Changes may occur after that date, and neither Everus nor MDU Resources undertake any obligation to update such information except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.
Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Statements
The following tables summarize historical financial data of Everus Construction and the unaudited pro forma condensed consolidated financial data of Everus. The historical and pro forma results set forth below may not be indicative of Everus’ future performance as a standalone company following the separation and distribution. The summary historical financial data in this section is not intended to replace Everus Construction’s consolidated financial statements and the related notes and should be read in conjunction with the information in “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. For factors that could cause actual results to differ materially from those presented in this summary, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.
The summary historical consolidated balance sheet data as of June 30, 2024, as well as the summary historical consolidated statement of income data for the six months ended June 30, 2024 and June 30, 2023 are derived from Everus Construction’s unaudited condensed consolidated financial statements included elsewhere in this information statement. The summary historical consolidated balance sheet data as of December 31, 2023 and December 31, 2022, as well as the summary historical consolidated statement of income data for the years ended December 31, 2023, 2022 and 2021, are derived from Everus Construction’s audited consolidated financial statements included elsewhere in this information statement.
The summary unaudited pro forma condensed consolidated balance sheet data as of June 30, 2024, and the summary unaudited pro forma condensed consolidated statement of income data for the six months ended June 30, 2024 and for the year ended December 31, 2023, are derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this information statement. The summary unaudited pro forma condensed consolidated financial statements are presented assuming the completion of all of the transactions described in this information statement, including the separation. It is assumed that as of the dates disclosed in this section, Everus Construction was a subsidiary of Everus and Everus had no other assets, liabilities or operations.

Statements of Income

	Pro Forma		Historical
	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2024	2023	2023	2022	2021
	(In thousands, except per share amounts)
Operating revenues	$1,329,062	$2,854,390	$1,329,062	$1,501,265	$2,854,390	$2,699,250	$2,051,637
Cost of sales	1,166,351	2,532,067	1,165,768	1,344,035	2,532,472	2,423,204	1,803,699
Gross profit	162,711	322,323	163,294	157,230	321,918	276,046	247,938
Selling, general and administrative expenses	78,287	142,090	73,101	67,703	131,375	111,402	102,184
Operating income	84,424	180,233	90,193	89,527	190,543	164,644	145,754
Interest expense	13,007	26,185	5,972	8,886	16,954	6,354	3,540
Other income	2,629	4,182	2,612	1,497	3,981	1,379	1,737
Income before income taxes and income from equity method investments	74,046	158,230	86,833	82,138	177,570	159,669	143,951
Income taxes	21,060	43,083	23,611	21,399	45,286	40,788	35,427
Income from equity method investments	3,964	4,946	3,964	3,984	4,946	5,900	878
Net income	$56,950	$120,093	$67,186	$64,723	$137,230	$124,781	$109,402

Earnings per share - basic and diluted	$1.12	$2.36	$67,186	$64,723	$137,230	$124,781	$109,402
Weighted average common shares outstanding - basic and diluted	50,972	50,972	1	1	1	1	1

Balance Sheets

	Pro Forma	Historical
	As of June 30,	As of June 30,	As of December 31,
	2024	2024	2023	2022
	(In thousands)
Current assets	$907,618	$860,818	$766,063	$788,131
Due from related-party – noncurrent	—	—	—	2,804
Total assets	$1,278,703	$1,227,437	$1,110,582	$1,135,586

Current liabilities	484,420	$485,134	$452,183	$473,701
Related-party notes payable	—	200,456	168,531	224,116
Long-term debt	335,800	—	—	—
Total liabilities	878,380	737,446	661,732	753,339
Total stockholder’s equity	400,323	489,991	448,850	382,247
Total liabilities and stockholder’s equity	$1,278,703	$1,227,437	$1,110,582	$1,135,586

Working capital	$423,198	$375,684	$313,880	$314,430

RISK FACTORS
Everus Construction Group, Inc.’s business and financial results are subject to a number of risks and uncertainties. References to Everus refer to Everus Construction and its subsidiaries, which are to be held by Everus Construction Group, Inc. The matters discussed herein are important factors that could cause actual results or outcomes for Everus to differ materially from those discussed in the forward-looking statements included elsewhere in this document. If any of the risks described below actually occur, Everus’ business, prospects, financial condition or financial results could be materially impacted. The following are the most material risk factors applicable to Everus and are not necessarily listed in order of importance or probability of occurrence. You should carefully consider the following risks and other information in this information statement in evaluating Everus and its common stock. The risk factors have been separated into three groups: risks related to Everus’ business, risks related to the separation and distribution, and risks related to Everus common stock.
Risks Related to Everus’ Business
Everus’ business is seasonal and subject to weather conditions that could adversely affect its operations, revenues and the timing of cash flows.
Activity in certain locations of Everus’ business is seasonal, with results of operations affected by weather conditions. Construction services and related specialty contracting services typically follow the activity in the construction industry, with heavier workloads in the spring, summer and fall. Extreme or unusually adverse weather conditions, such as extreme temperatures, heavy or sustained rainfall or snowfall, wildfires, storms, drought and wind may affect the demand for services and the ability to perform such services. As a result, extreme or unusually adverse weather conditions could negatively affect Everus’ results of operations, financial position and cash flows.
Everus operates in a highly competitive industry.
Everus is subject to competition. The markets Everus serves are highly fragmented and Everus competes with a number of regional, national and international companies. These companies may have greater financial and other resources than Everus. Certain other companies may be smaller and more specialized, and concentrate their resources in particular areas of expertise. Everus’ results are also affected by the number of competitors in a market, the demand for services in a particular market, the pricing practices of other competitors and the entry of new competitors in a market.
In addition, construction services are marketed under highly competitive conditions and are subject to competitive forces such as price, quality, safety and reliability. Significant competition could lead to lower prices, higher wages, lower sales volumes and higher costs. Everus’ customers make competitive determinations based upon qualifications, experience, performance, reputation, technology, customer relationships, price, quality and ability to provide the relevant services in a timely, safe and cost-efficient manner. Increased competition may result in Everus’ inability to win bids for future projects and Everus’ failure to effectively compete could negatively affect its results of operations, financial position and cash flows. Furthermore, new acquisition opportunities are subject to competitive bidding environments, which may impact prices Everus must pay to successfully acquire new properties and acquisition opportunities to grow its business.
Everus’ operations may be negatively affected if it is unable to retain its current customers and obtain new customer contracts.
The number of construction contracts Everus enters into is dependent on the level and timing of maintenance and construction programs undertaken by customers. Utilities and independent contractors represent Everus’ largest customer base. Accordingly, utility and subcontract work accounts for a significant portion of the work performed by Everus. Most of Everus’ work is obtained on the basis of competitive bids or by negotiation of either cost-reimbursable or fixed-price contracts, and Everus benefits from repeat customers and strives to maintain successful long-term relationships with its customers. Everus had one customer that accounted for approximately 16.8% of its revenue for the year ended December 31, 2023.

Everus’ operations may be negatively affected if Everus is unable to obtain, develop and retain key personnel and skilled labor forces.
Everus must attract, develop and retain executive officers and other professional, technical and labor forces with the skills and experience necessary to successfully manage, operate and grow. Competition for these employees is high, due in part to changing workforce demographics, a lack of younger employees who are qualified to replace employees as they retire, and remote work opportunities, among other things. In some cases, competition for these employees is on a regional or national basis. At times of low unemployment, it can be difficult for Everus to attract and retain qualified and affordable personnel. A shortage in the supply of skilled personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support Everus’ operating and growth strategies. Additionally, if Everus is unable to hire employees with the requisite skills, it may be forced to incur significant training expenses. As a result, Everus’ ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary skilled personnel and could negatively affect its results of operations, financial position and cash flows.
Everus’ business may be exposed to warranty claims.
Everus may provide warranties guaranteeing the work performed against defects in workmanship and material. If warranty claims occur, they may require Everus to re-perform the services or to repair or replace the warranted item at a cost to Everus and could also result in other damages if Everus is not able to adequately satisfy warranty obligations. In addition, Everus may be required under contractual arrangements with customers to warrant any defects from subcontractors or failures in materials Everus purchased from third parties. While Everus generally requires suppliers to provide warranties that are consistent with those Everus provides to customers, if any of the suppliers default on their warranty obligations to Everus, Everus may nonetheless incur costs to repair or replace the defective materials. Costs incurred as a result of warranty claims could adversely affect Everus’ results of operations, financial condition and cash flows.
Economic volatility affects Everus’ operations, as well as the demand for its products and services.
Unfavorable economic conditions can negatively affect the level of public and private expenditures on projects and the timing of these projects which, in turn, can negatively affect demand for Everus’ products and services. The level of demand for construction services and related specialty contracting services could be adversely impacted by the economic conditions in the industries and market areas Everus serves, as well as in the general economy. Local, state and federal budget limitations affect the funding available for infrastructure spending, which could have an adverse impact on Everus’ earnings and results of operations.
Everus may be required to obtain financing in order to fund certain strategic acquisitions, if they arise, or to refinance outstanding debt. It is possible a large strategic acquisition would require Everus to issue new equity and debt securities in order to maintain its credit rating and could result in a ratings downgrade notwithstanding Everus’ issuance of equity securities to fund the transaction. Everus is also exposed to risks from tightening credit markets, through the interest payable on any variable-rate debt, including the interest cost on future borrowings under Everus’ credit facilities. While Everus believes it will continue to have adequate credit available to meet its needs, there can be no assurance of that.
A material portion of Everus’ business depends on its ability to provide surety bonds.
Everus may be unable to compete for or work on certain projects if it is not able to obtain the necessary surety bonds. Everus’ construction contracts frequently require that it obtains from surety companies, and provides to its customers, payment and performance bonds as a condition to the award of such contracts to secure Everus’ payment and performance obligations. Under standard terms in the surety market, surety companies issue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of collateral as a condition to issuing any bonds. Current or future market conditions, as well as changes in the sureties’ assessment of Everus’ or their own operating and financial risk, may cause the surety companies to decline to issue, or substantially reduce the amount of, bonds for Everus’ work or to increase Everus’ bonding costs. An interruption or reduction in the availability of bonding could negatively affect Everus’ results of operations.

Everus’ backlog may not accurately represent future revenue.
Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation, and contracts in Everus’ backlog are subject to changes in the scope of services to be provided, as well as adjustments to the costs relating to the applicable contracts. Backlog may also be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond Everus’ control, among other things. Accordingly, there is no assurance that backlog will be realized. The timing of contract awards, duration of large new contracts and the mix of services can significantly affect backlog. Backlog at any given point in time may not accurately represent the revenue or net income that is realized in any period. Also, the backlog as of the end of the year may not be indicative of the revenue and net income expected to be earned in the following year and should not be relied upon as a standalone indicator of future revenues or net income of Everus.
Supply chain disruptions may adversely affect Everus’ operations.
At times or in certain markets, Everus relies on third-party vendors and manufacturers to supply or transport many of the materials necessary for its operations. Disruptions, shortages or delays in the transportation of materials, price increases from suppliers or manufacturers, or inability to source needed materials have occurred and may continue to occur, which could adversely affect Everus’ results of operations, financial condition, cash flows and harm customer relationships. Any material disruption at Everus’ facilities or those of its customers or suppliers or otherwise within its supply chain, whether as a result of downtime, pandemic-related shutdowns, work stoppages or facility damage could prevent Everus from meeting customer demands or expected timelines, require it to incur unplanned capital expenditures, or cause other material disruptions to its operations, any of which could have a material adverse effect on Everus’ operations, financial position and cash flows. Further, supply chain disruptions can occur from events out of Everus’ control such as fires, floods, severe weather, natural disasters, environmental incidents or other catastrophes.
Volatility in the prices or availability of certain materials and equipment used in Everus’ business and those of its customers, including as a result of inflation, geopolitical instability, and protectionist trade measures, could adversely affect Everus’ business, financial position, results of operations, and cash flows.
Everus is exposed to market risk of increases in certain commodity prices of materials, which are used as components of supplies or materials utilized in Everus’ operations. Everus is also exposed to increases in energy prices. While Everus believes it can increase its prices to adjust for some price increases in commodities, there can be no assurance that price increases of commodities, if they were to occur, would be recoverable. Further, the timing of Everus’ price increases may lag behind the timing of the underlying increases in commodity or material prices. Additionally, Everus’ fixed price contracts generally do not allow Everus to adjust its prices and, as a result, increases in material or fuel costs could reduce its profitability with respect to projects in progress. For example, in recent years, Everus experienced supply chain delays, including long lead times for certain materials and equipment, as well as an escalation in material and fuel prices, to varying degrees. These disruptions resulted in declines in gross profit and gross profit margin for certain of Everus’ operations. Fluctuations in the price of energy and commodity materials, whether resulting from fluctuations in market supply or demand, geopolitical conditions, including supply chain disruptions and sanctions on Russian exports as a result of Russia’s invasion of Ukraine and recent shipping lane disruptions following maritime attacks in the Gulf of Aden, an increase in trade protection measures such as tariffs, or the disruption, modification, or cancellation of multilateral trade agreements, may adversely affect Everus’ customers and as a result cause them to curtail the use of its services. On the other hand, because certain of Everus’ service offerings are designed to improve energy efficiency in its clients’ operations, or to assist in the generation of new sources of renewable energy, such as wind, solar, and geothermal generation, decreases in the costs of traditional energy sources such as oil and natural gas, including as a result of recessionary pressure and reduced demand, may lower Everus’ customers’ demand for efficiency improvements and alternative energy sources.
Furthermore, Everus’ workforce and equipment are highly mobile and service large geographic areas. Movement of Everus’ workforce and equipment within Everus’ market area could be negatively impacted by rising fuel costs, third-party freight rate increases and shortages of third-party truck drivers, among other things. Everus seeks to mitigate some or all cost increases through including labor rate changes in project bids, securing material and subcontractor pricing in the project bids and maintaining positive relationships with numerous suppliers, but may not be successful in its efforts to do so. All of these impacts could have an adverse effect on Everus’ business, financial position, results of operations, and cash flows.
Everus currently generates, and expects to continue to generate, a significant portion of its revenues from fixed price contracts. Everus’ dependence upon fixed price contracts could adversely affect its business, financial position, results of operations, and cash flows.
Everus must estimate the total costs of a particular project to bid for fixed price contracts. Cost and scheduling estimates are based on a number of assumptions, including those about future economic conditions, commodity and other materials pricing, cost and availability of labor, equipment and materials, and supply chain efficiency, among other factors. The actual cost of labor and materials, however, may vary from the costs we originally estimated, something which Everus has experienced and may continue to experience due to inflationary pressures, supply chain challenges, and rising interest rates. These variations, along with other risks, inherent in the execution of projects subject to fixed price contracts, may cause actual gross profit from projects to differ from those Everus originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs can have a significant impact on Everus’ operating results for any fiscal quarter or year. All of these impacts could have an adverse effect on Everus’ business, financial position, results of operations, and cash flows.
Everus is subject to capital market and interest rate risks.
The credit environment could impact Everus’ ability to borrow money in the future. Additional financing or refinancing may not be available and, if available, may not be at economically favorable terms. Further, an increase in Everus’ leverage could lead to deterioration in its credit ratings. A reduction in Everus’ credit ratings, regardless of the cause, also could limit the ability to obtain additional financing and/or increase the cost of obtaining financing. There is no guarantee Everus will be able to access the capital markets at financially economical interest rates, which could negatively affect Everus’ business.
Everus’ operations require capital investment to purchase and maintain the property and equipment required to provide its services. In addition, Everus’ operations include a significant level of fixed and semi-fixed costs. Consequently, Everus relies on financing sources and capital markets as sources of liquidity for capital requirements not satisfied by cash flows from operations. If Everus is not able to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions it would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect Everus’ ability to access one or more financial markets. Such market disruptions could include:
•a significant economic downturn;
•the financial distress of unrelated industry leaders in the same line of business;
•deterioration in capital market conditions;
•turmoil in the financial services industry;
•volatility in commodity prices;
•pandemics, including COVID-19;
•terrorist attacks;
•war; and
•cyberattacks.

The issuance of a substantial amount of Everus’ common stock, whether issued in connection with an acquisition or otherwise, or the perception that such an issuance could occur, could have a dilutive effect on stockholders and/or may adversely affect the market price of Everus’ common stock. Higher interest rates on borrowings could also have an adverse effect on Everus’ results of operations.
Reductions in Everus’ credit ratings could increase financing costs.
There is no assurance Everus’ credit ratings will remain in effect or that a rating will not be lowered or withdrawn by a rating agency. Events affecting Everus’ financial results may impact its cash flows and credit metrics, potentially resulting in a change in its credit ratings. Everus’ credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies.
Everus may be negatively impacted by pending and/or future litigation, claims or investigations.
Everus is, and may become party to, among other things, personal injury, commercial, contract, warranty, antitrust, tax, property entitlements, product liability, health and safety, and employment claims. The outcome of pending or future lawsuits, claims, investigations or proceedings is often difficult to predict and could be adverse and material in amount. In addition to the monetary cost, litigation can divert management’s attention from its core business opportunities. Development of new information in these matters can often lead to changes in management’s estimated liabilities associated with these proceedings including the judge’s rulings or judgements, jury verdicts, settlements or changes in applicable law. The outcome of such matters is often difficult to predict and unfavorable outcomes could have a material impact to Everus’ results of operations, financial position and cash flows.
Increasing costs associated with health care plans may adversely affect Everus’ results of operations.
Everus intends to be self-insured for the health care benefits for eligible employees. However, health care costs continue to increase. Increasing quantities of large individual health care claims and an overall increase in total health care claims could have an adverse impact on operating results, financial position and liquidity. Legislation related to health care could also change Everus’ benefit program and costs.
Everus is exposed to risk of loss resulting from the nonpayment and/or nonperformance by its customers and counterparties.
Everus’ clients include public and private entities that have been, and may continue to be, negatively impacted by the changing landscape in the global economy. A recessionary construction economy can increase the likelihood that Everus will not be able to collect on all accounts receivable or may experience a delay in payment from some customers. If Everus’ customers or counterparties experience financial difficulties, which has occurred and may recur, Everus could experience difficulty in collecting receivables. Everus faces collection risk as a normal part of business where Everus performs services and subsequently bills clients for such services. In the event that Everus has concentrated credit risk from clients in a specific geographic area or industry, continuing negative trends or a worsening in financial conditions in that specific geographic area or industry could make Everus susceptible to disproportionately high levels of default. Nonpayment and/or nonperformance by Everus’ customers and counterparties could have a negative impact on Everus’ results of operations and cash flows.
Changes in tax law may negatively affect Everus’ business.
Changes to federal, state and local tax laws have the ability to benefit or adversely affect Everus’ earnings and customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. A number of factors may increase Everus’ future effective income tax rate, including:
•governmental authorities increasing taxes or eliminating deductions;
•the jurisdictions in which earnings are taxed;
•the resolution of issues arising from tax audits with various tax authorities;

•changes in the valuation of its deferred tax assets and liabilities;
•adjustments to estimated taxes upon finalization of various tax returns;
•changes in available tax credits;
•changes in stock-based compensation;
•other changes in tax laws; and
•the interpretation of tax laws and/or administrative practices.
Everus’ operations could be negatively impacted by import tariffs and/or other government mandates.
Everus operates in or provides services to capital intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs could significantly increase the prices and delivery lead times on raw materials and finished products that are critical to Everus and its customers, such as copper, aluminum and steel. Prolonged lead times on the delivery of raw materials and further tariff increases on raw materials and finished products could adversely affect Everus’ business, financial condition and results of operations.
Everus’ business is based in part on government-funded infrastructure projects and building activities, and any associated regulatory changes or requirements in these areas could have an adverse effect on the company.
Certain of Everus’ customers operate in regulated industries and depend on government spending for infrastructure and other similar building activities. As a result, demand for some of Everus’ services is influenced by local, state and federal government fiscal policies, tax incentives and other subsidies, and other general macroeconomic and political factors. Projects in which Everus participates may be funded directly by governments or privately funded, but are otherwise tied to or impacted by government policies and spending measures.
Government spending is often approved only on a short-term basis and some of the projects in which Everus’ services are used require longer-term funding commitments. If government funding is not approved or funding is lowered as a result of poor economic conditions, lower than expected revenues, competing spending priorities, or other factors, it could limit infrastructure projects available, increase competition for projects, result in excess inventory, and decrease sales, all of which could adversely affect the profitability of Everus’ business.
Certain regions or states may require or possess the means to finance only a limited number of large infrastructure projects and periods of high demand may be followed by years of little to no activity. There can be no assurances that governments will sustain or increase current infrastructure spending and tax incentive and other subsidy levels, and any reductions thereto or delays therein could affect Everus’ business, liquidity and financial condition, and results of operations.
Everus’ operations could be adversely impacted by climate change.
Severe weather events, such as tornadoes, hurricanes, rain, drought, ice and snowstorms, and high and low temperature extremes, occur in regions in which Everus operates and maintains infrastructure. Climate change could change the frequency and severity of these weather events, which may create physical and financial risks to Everus. Such risks could have an adverse effect on Everus’ financial condition, results of operations and cash flows. Increases in severe weather conditions or extreme temperatures may cause infrastructure construction projects to be delayed or canceled and limit resources available for such projects resulting in decreased revenue or increased project costs. In addition, drought conditions could restrict the availability of water supplies or limit the ability to obtain water use permits, inhibiting the ability to conduct operations.
Climate change may impact a region’s economic health, which could impact Everus’ revenues. Everus’ financial performance is tied to the health of the regional economies served. Everus provides construction services and related specialty contracting services for some states and communities that are economically affected by the agriculture industry. Increases in severe weather events or significant changes in temperature and precipitation patterns could adversely affect the economies of the states and communities affected by that industry.
The insurance industry may be adversely affected by severe weather events that may impact availability of insurance coverage, insurance premiums and insurance policy terms.
The price of energy also has an impact on the economic health of communities. The cost of additional regulatory requirements to combat climate change, such as regulation of carbon dioxide emissions under the federal Clean Air Act, requirements to replace fossil fuels with renewable energy or credits, or other environmental regulation or taxes could impact the availability of goods and the prices charged by suppliers, which would normally be borne by consumers through higher prices for energy and purchased goods, and could adversely impact economic conditions of areas served by Everus. To the extent financial markets view climate change and emissions of greenhouse gas as a financial risk, this could negatively affect Everus’ ability to access capital markets or result in less competitive terms and conditions.
If Everus fails to comply with requirements imposed by applicable law or other governmental regulations, it could become subject to lawsuits, investigations and other liabilities and restrictions on its operations that could significantly and adversely affect Everus’ business, financial condition or results of operations.
Everus is subject to governmental regulation at the federal, state and local levels in many areas of Everus’ business, such as employment laws, wage and hour laws, discrimination laws, immigration laws, human health and safety laws, environmental laws, false claims or whistleblower statutes, tax codes, antitrust and competition laws, customer protection statutes, procurement regulations, intellectual property laws, supply chain laws, lobbying laws, and data privacy and security laws.
From time to time, government agencies have conducted reviews and audits of certain of Everus’ practices as part of routine inquiries of providers of services under government contracts, or otherwise. Like others in its business, Everus also receives requests for information from government agencies in connection with these reviews and audits.
While Everus attempts to comply with all applicable laws and regulations, there can be no assurance that Everus is in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that it will be able to comply with any future laws, regulations or interpretations of these laws and regulations.
Government agencies may make changes in the regulatory frameworks within which Everus operates that may require Everus to incur substantial increases in costs in order to comply with such laws and regulations. If Everus fails to comply with applicable laws and regulations, including those referred to above, Everus may be subject to investigations, criminal sanctions or civil remedies, including fines, penalties, damages, reimbursement, injunctions, seizures, disgorgements or debarments from government contracts. The cost of compliance or the consequences of non-compliance could adversely affect Everus’ business, financial condition or results of operations and cause reputational harm.
Everus’ operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose Everus to environmental liabilities.
Everus is subject to some environmental laws and regulations affecting certain aspects of its operations, including the use of petroleum storage tanks. These laws and regulations generally require Everus to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals. Although Everus strives to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret Everus’ legal or regulatory requirements differently and seek injunctive relief or other remedies against Everus. Everus cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings.
Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to Everus. These laws and regulations could require Everus to limit the use or output of certain facilities, restrict the use of certain fuels, prohibit or restrict new or existing services, replace certain fuels with renewable fuels, retire and replace certain facilities, install pollution controls, remediate environmental impacts, remove or reduce environmental hazards, or forego or limit the development of resources. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations could adversely affect Everus’ results of operations and cash flows.
Everus’ participation in joint ventures may have a negative impact on its reputation, business operations, revenues, results of operations, liquidity and cash flows.
Everus’ participation in joint venture contracts may have a negative impact on its reputation, business operations, revenues, results of operations, liquidity and cash flows. Everus enters into certain joint venture arrangements typically to bid and execute particular projects. Generally, these agreements are directly with a third-party client; however, services may be performed by the joint venture, the joint venture partners or a combination thereof. Engaging in joint venture contracts exposes Everus to risks and uncertainties, some of which are outside Everus’ control. Everus is reliant on joint venture partners to satisfy their contractual obligations, including obligations to commit working capital and equity, and to perform the work as outlined in the agreement. Failure to do so could result in Everus providing additional investments or services to address such performance issues. If Everus is unable to satisfactorily resolve any partner performance issues, the customer could terminate the contract, exposing Everus to legal liability which could negatively impact Everus’ reputation, business operations, revenues, results of operations, liquidity and cash flows.
Costs related to obligations under multiemployer pension plans could have a material negative effect on Everus’ results of operations and cash flows.
Everus participates in multiemployer pension plans (“MEPPs”) for employees represented by certain unions. Everus is required to make contributions to these plans in amounts established under numerous collective bargaining agreements between the operating subsidiaries and those unions.
Everus may be obligated to increase its contributions to underfunded plans that are classified as being in endangered, seriously endangered or critical status as defined by the Pension Protection Act of 2006. Plans classified as being in one of these statuses are required to adopt Rehabilitation Plans or Funding Improvement Plans to improve their funded status through increased contributions, reduced benefits or a combination of the two.
Everus may also be required to increase its contributions to MEPPs if the other participating employers in such plans withdraw from the plans and are not able to contribute amounts sufficient to fund the unfunded liabilities associated with their participation in the plans. The amount and timing of any increase in Everus’ required contributions to MEPPs may depend upon one or more factors, including the outcome of collective bargaining, actions taken by trustees who manage the plans, actions taken by the plans’ other participating employers, the industry for which contributions are made, future determinations that additional plans reach endangered, seriously endangered or critical status, newly enacted government laws or regulations and the actual return on assets held in the plans, among others. Everus could experience increased operating expenses as a result of required contributions to MEPPs, which could have an adverse effect on Everus’ results of operations, financial position or cash flows.
In addition, pursuant to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended by the Multiemployer Pension Plan Amendments Act, Everus could incur a partial or complete withdrawal liability upon withdrawing from a plan, exiting a market in which it does business with a union workforce or upon termination of a plan. Everus could also incur additional withdrawal liability if its withdrawal from a plan is determined by that plan to be part of a mass withdrawal.
Technology disruptions or cyberattacks could adversely impact Everus’ operations.
Everus uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology and operation technology systems, including disaster recovery and backup systems and network infrastructure. While Everus has policies, procedures and processes in place designed to strengthen and protect these systems, they may be vulnerable to physical and cybersecurity failures or unauthorized access due to, among other things:
•hacking;
•human error;
•theft;
•sabotage;
•malicious software;
•ransomware;
•third-party compromise;
•acts of terrorism;
•acts of war; or
•acts of nature.
Although there are manual processes in place, should a compromise or system failure occur, interdependencies to technology may disrupt Everus’ ability to fulfill critical business functions. This may include interruption of facilities for delivery of construction services or other products and services, any of which could adversely affect Everus’ reputation, business, cash flows and results of operations or subject Everus to legal costs. Everus’ accounting systems and its ability to collect information and invoice customers for products and services could be disrupted. If Everus’ operations are disrupted, it could result in decreased revenues and remediation costs that could adversely affect Everus’ results of operations and cash flows.
Everus, through the ordinary course of business, requires access to sensitive customer, supplier, employee and Everus proprietary business data. While Everus has implemented extensive security measures, including limiting the amount of sensitive information retained, a breach of its systems could compromise sensitive data and could go unnoticed for some time. Such an event could result in negative publicity and reputational harm, remediation costs, legal claims and fines that could have an adverse effect on Everus’ financial results. Third-party service providers that perform critical business functions for Everus or have access to sensitive information within Everus also may be vulnerable to security breaches and information technology risks that could adversely affect Everus.
Cyberattacks continue to increase in frequency and sophistication, which could cause Everus’ information systems to be a target of ongoing and sophisticated cyberattacks by a variety of sources with the apparent aim to breach Everus’ cyber-defenses. Such incidents could have a material adverse effect on its business, financial condition or results of operations. Everus is continuously re-evaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or experiencing difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect Everus. The SEC has adopted new rules that will require Everus to provide greater disclosures around cybersecurity risk management, strategy, and governance, as well as disclose the occurrence of material cybersecurity incidents. Everus cannot predict or estimate the amount of additional costs it will incur in order to comply with these rules or the timing of such costs. These rules may also require Everus to report a cybersecurity incident before Everus has been able to fully assess its impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management’s attention from Everus’ incident response and could potentially reveal system vulnerabilities to threat actors. Failure to report incidents in a timely manner under these or other similar rules could also result in monetary fines, sanctions, or subject Everus to other forms of liability. This regulatory environment is increasingly challenging and may present material obligations and risks to Everus’ business, including significantly expanded compliance burdens, costs and enforcement risks.

Artificial intelligence presents risks and challenges that can impact Everus’ business by posing security risks to its confidential information, proprietary information and personal data. Failure to appropriately manage these risks could damage Everus’ reputation, result in the loss of valuable property and information, and adversely impact its business.
Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to Everus’ business operations. Everus may adopt and integrate generative artificial intelligence tools into its systems for specific use cases reviewed by legal and information security. Everus’ vendors may incorporate generative artificial intelligence tools into their offerings without disclosing this to Everus, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit Everus’ or its vendors’ ability to maintain an adequate level of service and experience. If Everus, its vendors, or its third-party partners experience an actual or perceived breach of privacy or a security incident because of the use of generative artificial intelligence, Everus may lose valuable intellectual property and confidential information and its reputation and the public perception of the effectiveness of its security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage Everus’ reputation, result in the loss of valuable property and information, and adversely impact its business.
Pandemics, including COVID-19, may have a negative impact on Everus’ business operations, revenues, results of operations, liquidity and cash flows.
Pandemics have disrupted national, state and local economies. To the extent a pandemic adversely impacts Everus’ businesses, operations, revenues, liquidity or cash flows, it could also have a heightened effect on other risks described in this section. The degree to which a pandemic will impact Everus depends on future developments, including the possible resurgence of COVID-19 and its variants, federal and state mandates, actions taken by governmental authorities, effectiveness of vaccines being administered, and the pace and extent to which the economy recovers and remains under relatively normal operating conditions.
Other factors associated with a pandemic that could impact Everus’ businesses and future operating results, revenues and liquidity include impacts related to the health, safety and availability of employees and contractors, extended rise in unemployment, public- and private-sector budget changes and constraints, counterparty credit, costs and availability of supplies, capital construction and infrastructure operation and maintenance programs, financing plans, pension valuations, travel restrictions and legal matters. The economic and market disruptions resulting from a pandemic could also lead to greater than normal uncertainty with respect to the realization of estimated amounts, including estimates for backlog, revenue recognition, intangible assets, other investments and provisions for credit losses.
Everus’ insurance has limits and exclusions that may not fully indemnify Everus against certain claims or losses, including claims resulting from wildfires or other natural disasters and an increase in cost, or the unavailability or cancellation of third-party insurance coverages would increase Everus’ overall risk exposure and subject Everus to increased liabilities that could negatively affect its business, financial condition, results of operations and cash flows.
Everus maintains insurance coverages from third party insurers as part of its overall risk management strategy and most of its customer contracts require Everus to maintain specific insurance coverage limits. Everus maintains insurance policies with respect to workers’ compensation, auto liability, general liability, excess liability, contractors pollution liability, legal liability, professional liability, directors and officers liability, employment practices liability, cyber policy, terrorism insurance, property insurance and other types of coverages, but these policies are subject to deductibles, and Everus is self-insured up to the amount of those deductibles. Everus has historically also benefited from coverage under certain corporate level insurance policies held by MDU Resources. Insurance losses are accrued based upon Everus’ estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported. Insurance liabilities are difficult to assess and estimate due to unknown factors, including the frequency and severity of injuries, the magnitude of damage to or loss of property or the environment, the determination of Everus’ liability in proportion to other parties, estimates of incidents not reported and the effectiveness of Everus’ safety programs, and as a result, Everus’ actual losses may exceed its estimates. There can be no assurance that Everus’ current or past insurance coverages will be sufficient or effective under all circumstances or against all claims and liabilities to which Everus may be subject.
Everus generally renews its insurance policies on an annual basis; therefore, deductibles and levels of insurance coverages may change in future periods. There can be no assurance that any of Everus’ existing insurance coverages will be renewed upon the expiration of the coverage period or that future coverage will be available at reasonable and competitive rates or at the required limits. The cost of Everus’ insurance has significantly increased over time and may continue to increase in the future. In addition, insurers may fail, cancel Everus’ coverage, increase the cost of coverage, determine to exclude certain items from coverage, or otherwise be unable to provide Everus with adequate insurance coverage. Everus may not be able to obtain certain types of insurance or incremental levels of insurance in scope or amount sufficient to cover liabilities it may incur. For example, due to the increase in wildfire losses and related insurance claims, insurers have reduced coverage availability and increased the cost of insurance coverage for such events in recent years, and Everus’ current levels of coverage may not be sufficient to cover potential losses. If Everus’ risk exposure increases as a result of adverse changes in its insurance coverage, Everus could be subject to increased liabilities that could negatively affect its business, financial condition, results of operations and cash flows.
In addition, Everus performs work in hazardous environments and its employees are exposed to a number of hazards. Incidents can occur, regardless of fault, that may be catastrophic and adversely impact Everus’ employees and third parties by causing serious personal injury, loss of life, damage to property or the environment, and interruption of operations. In locations or environments where claims have become more frequent or severe in recent years, insurance may become difficult or impossible to obtain. Everus’ contracts may require it to indemnify its customers, project owners and other parties for injury, damage or loss arising out of Everus’ presence at its customers’ location, or in the performance of Everus’ work, in both cases regardless of fault, and provide for warranties for materials and workmanship. Everus may also be required to name the customer and others as an additional insured party under its insurance policies. Everus maintains limited insurance coverage against these and other risks associated with its business. This insurance may not protect Everus against liability for certain events, and Everus cannot guarantee that its insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that it may incur. Any future damages caused by Everus’ services that are not covered by insurance or are in excess of policy limits could negatively affect its business, financial condition, results of operations and cash flows.
General risk factors that could impact Everus’ businesses.
The following are additional factors that should be considered for a better understanding of the risks to Everus. These factors may negatively impact Everus’ financial results in future periods:
•acquisition, disposal and impairments of assets or facilities;
•the cyclical nature of large construction projects;
•labor negotiations or disputes;
•succession planning;
•inability of contract counterparties to meet their contractual obligations; and
•the inability to effectively integrate the operations and the internal controls of acquired companies.

Risks Related to the Separation and Distribution
Everus has no recent history of operating as an independent, public company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.
The historical information of Everus in this information statement refers to its business as operated by and integrated with MDU Resources. The historical and pro forma financial information of Everus included in this information statement is derived from the historical unaudited condensed consolidated financial statements and historical audited consolidated financial statements and accounting records of MDU Resources and Everus Construction. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations and cash flows that Everus would have achieved as a separate, publicly traded company during the periods presented or those that Everus will achieve in the future, primarily as a result of the factors described below:
•Prior to the expected separation and distribution, Everus’ business has been operated by MDU Resources as part of its broader corporate organization, rather than as an independent company, and MDU Resources or one of its affiliates performed certain corporate functions for Everus. Everus’ historical and pro forma financial results reflect allocations of corporate expenses from MDU Resources for such functions and are likely to be less than the expenses Everus would have incurred had it operated as a separate publicly traded company.
•Historically, Everus shared economies of scope and scale in costs, employees and vendor relationships. Although Everus will enter into a transition services agreement with MDU Resources prior to the distribution, these arrangements may not retain or fully capture the benefits that Everus has enjoyed as a result of being integrated with MDU Resources and may result in Everus paying higher charges than in the past for these services. This could have a material adverse effect on Everus’ business, financial position, results of operations and cash flows following the completion of the distribution.
•Everus’ working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have in the past been satisfied as part of the corporatewide cash management policies of MDU Resources. Following the completion of the distribution, Everus’ results of operations and cash flows are likely to be more volatile, and it may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.
•As a current part of MDU Resources, Everus’ business currently benefits from MDU Resources’ overall size and scope to procure more advantageous arrangements. After the distribution, as a standalone company, Everus may be unable to obtain similar arrangements to the same extent as MDU Resources did, or on terms as favorable as those MDU Resources obtained, prior to completion of the distribution.
•After the completion of the distribution, the cost of capital for Everus’ business may be higher than MDU Resources’ cost of capital prior to the distribution.
•Everus’ historical financial information does not reflect the debt that it expects to incur in connection with the separation.
•As a public company, Everus will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. Complying with these requirements could result in significant costs and require Everus to divert substantial resources, including management time, from other activities. Moreover, to comply with these requirements, Everus anticipates that it will need to migrate its systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff. Everus expects to incur additional annual expenses related to these steps, and those expenses may be significant. If Everus is unable to upgrade its financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, its ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.
Other significant changes may occur in Everus’ cost structure, management, financing and business operations as a result of operating as a company separate from MDU Resources. For additional information about the past financial performance of Everus’ business and the basis of presentation of the historical unaudited condensed consolidated financial statements and historical audited consolidated financial statements and the unaudited pro forma condensed consolidated financial statements, see “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical unaudited condensed consolidated financial statements and historical audited consolidated financial statements and accompanying notes included elsewhere in this information statement.
If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, MDU Resources, Everus and MDU Resources stockholders could be subject to significant tax liabilities and, in certain circumstances, Everus could be required to indemnify MDU Resources for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.
It is a condition to the distribution that MDU Resources receive a private letter ruling from the IRS and one or more opinions of its tax advisors, in each case satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and the distribution. MDU Resources has received a favorable private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation and distribution. The IRS private letter ruling is and the opinion(s) of tax advisors will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of MDU Resources and Everus, including those relating to the past and future conduct of MDU Resources and Everus. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if MDU Resources or Everus breach any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, the IRS private letter ruling and/or the opinion(s) of tax advisors may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS private letter ruling or the opinion(s) of tax advisors were based are false or have been violated. In addition, the IRS private letter ruling does not address and the opinion(s) of tax advisors will not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. Further, the opinion(s) of tax advisors represent the judgment of such tax advisors and are not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by MDU Resources of the IRS private letter ruling and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, MDU Resources, Everus and MDU Resources stockholders could be subject to significant U.S. federal income tax liability.
If the distribution, together with related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code (the “Code”), in general, for U.S. federal income tax purposes, MDU Resources would recognize taxable gain as if it had sold Everus common stock in a taxable sale for its fair market value (unless MDU Resources and Everus jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (a) MDU Resources would recognize taxable gain as if Everus had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of Everus common stock and the assumption of all of its liabilities and (b) Everus would obtain a related step-up in the basis of its assets) and, if the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355, MDU Resources stockholders who receive Everus shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, see “Material U.S. Federal Income Tax Consequences.”
Under the tax matters agreement that MDU Resources will enter into with Everus, Everus may be required to indemnify MDU Resources against any additional taxes and related amounts resulting from (a) an acquisition of all or a portion of its equity securities or assets, whether by merger or otherwise (and regardless of whether Everus participated in or otherwise facilitated the acquisition), (b) other actions or failures to act by Everus or (c) any inaccuracy or breach of Everus’ representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors. Any such indemnity obligations could be material.
U.S. federal income tax consequences may restrict Everus’ ability to engage in certain desirable strategic or capital-raising transactions after the separation.
Under current law, a separation can be rendered taxable to the parent corporation and its stockholders as a result of certain post-separation acquisitions of shares or assets of the spun-off corporation. For example, a separation may result in taxable gain to the parent corporation under Section 355(e) of the Code if the separation were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in the spun-off corporation.
To preserve the U.S. federal income tax treatment of the separation and distribution, and in addition to Everus’ indemnity obligation described above, the tax matters agreement will restrict Everus for the two-year period following the distribution, except in specific circumstances, from:
•entering into any transaction pursuant to which all or a portion of Everus common stock or assets would be acquired, whether by merger or otherwise;
•issuing equity securities beyond certain thresholds;
•repurchasing shares of its capital stock other than in certain open-market transactions;
•ceasing to actively conduct certain aspects of its business; or
•taking or failing to take any other action that would jeopardize the expected U.S. federal income tax treatment of the distribution and certain related transactions.
These restrictions may limit Everus’ ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business.
Until the separation and distribution occur, MDU Resources has sole discretion to change the terms of the separation and distribution in ways that may be unfavorable to Everus, including to determine not to effect the distribution at all.
Until the separation and distribution occur, Everus will continue to be an indirect, wholly owned subsidiary of MDU Resources. Accordingly, MDU Resources will have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to Everus. In addition, the MDU Resources board of directors, in its sole and absolute discretion, may decide not to proceed with the separation and distribution at any time prior to the distribution date.

Everus may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect its financial position, results of operations and cash flows.
Everus may be unable to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution are expected to provide the following benefits, among others:
•a distinct investment identity allowing investors to evaluate the merits, strategy, performance and future prospects of Everus’ business separately from MDU Resources;
•enhanced strategic focus to more effectively pursue individualized strategies specific to the industries in which Everus and MDU Resources operates and use equity tailored to their own businesses to enhance acquisition and capital programs;
•more efficient allocation of capital for both Everus and MDU Resources based on each company’s profitability, cash flow and growth opportunities;
•direct access for Everus to the capital markets, while at the same time creating an independent equity structure that will facilitate its ability to deploy capital toward its specific growth opportunities; and
•enhanced employee hiring and retention by, among other things, improving the alignment of management and employee incentives with industry-specific performance and growth objectives.
Everus may not achieve these and other anticipated benefits for a variety of reasons, including, among others, that: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Everus’ business; (b) following the separation and distribution, Everus may be more susceptible to market fluctuations and other adverse events than if it was still a part of MDU Resources; (c) following the separation and distribution, Everus’ business will be less diversified than MDU Resources’ business prior to the separation and distribution; and (d) the other actions required to separate MDU Resources’ and Everus’ respective businesses could disrupt Everus’ operations. If Everus fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on its financial position, results of operations and cash flows.
Everus or MDU Resources may fail to perform under various transaction agreements that will be executed as part of the separation or Everus may fail to have necessary systems and services in place when certain of the transaction agreements expire.
In connection with the separation and prior to the distribution, Everus and MDU Resources will enter into a separation agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. The separation agreement, the tax matters agreement and the employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by MDU Resources for the benefit of Everus, or in some cases certain services provided by Everus for the benefit of MDU Resources, for a limited period of time after the separation. Everus will rely on MDU Resources to satisfy its obligations under these agreements. If MDU Resources is unable to satisfy its obligations under these agreements, including its indemnification obligations, Everus could incur operational difficulties or losses. If Everus does not have agreements with other providers of these services once certain transaction agreements expire or terminate, Everus may not be able to operate its business effectively, which may have a material adverse effect on its financial position, results of operations and cash flows.

Everus’ inability to resolve favorably any disputes that arise between Everus and MDU Resources with respect to their past and ongoing relationships may adversely affect Everus’ operating results.
Disputes may arise between Everus and MDU Resources in a number of areas relating to Everus’ ongoing relationships, including:
•labor, tax, employee benefits, indemnification and other matters arising from Everus’ separation from MDU Resources;
•employee retention and recruiting;
•business combinations involving Everus; and
•the nature, quality and pricing of services that Everus and MDU Resources have agreed to provide each other.
Everus may not be able to resolve potential conflicts, and even if it does, the resolution may be less favorable than if it were dealing with an unaffiliated party.
The agreements Everus enters into with MDU Resources may be amended upon agreement between the parties. While Everus is controlled by MDU Resources, it may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to it as those it would negotiate with an unaffiliated third party.
After the distribution, certain members of management and directors will hold stock in both Everus and MDU Resources, and as a result may face actual or potential conflicts of interest.
After the distribution, the management and directors of each of MDU Resources and Everus may own both MDU Resources common stock and Everus common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when Everus’ management and directors and MDU Resources’ management and directors face decisions that could have different implications for Everus and MDU Resources. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between MDU Resources and Everus regarding the terms of the agreements governing the distribution and the relationship with MDU Resources thereafter. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement and the transition services agreement. Potential conflicts of interest may also arise out of any commercial arrangements that Everus or MDU Resources may enter into in the future.
No vote of MDU Resources stockholders is required in connection with the separation and distribution. As a result, if the distribution occurs and you do not want to receive Everus common stock in the distribution, your sole recourse will be to divest yourself of your MDU Resources common stock prior to the record date of the distribution.
No vote of MDU Resources stockholders is required in connection with the separation and distribution. Accordingly, if this transaction occurs and you do not want to receive Everus common stock in the distribution, your only recourse will be to divest yourself of your MDU Resources common stock prior to the record date for the distribution or to sell your MDU Resources common stock in the “regular-way” market in between the record date and the distribution date.
Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect Everus.
As a public company, Everus will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. Among other things, the Exchange Act requires that Everus file annual, quarterly and current reports. Everus’ failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject it to penalties under federal securities laws, expose it to lawsuits and restrict its ability to access financing. In addition, the Sarbanes-Oxley Act requires that, among other things, Everus establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in Everus’ business, or changes in applicable accounting rules. Everus cannot assure you that its internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which it had previously believed that internal controls were effective. If Everus is not able to maintain or document effective internal control over financial reporting, its independent registered public accounting firm will not be able to certify as to the effectiveness of its internal control over financial reporting. While Everus has been adhering to these laws and regulations as a subsidiary of MDU Resources, after the distribution it will need to demonstrate its ability to manage its compliance with these corporate governance laws and regulations as an independent, public company.
Matters affecting Everus’ internal controls may cause it to be unable to report its financial information on a timely basis, or may cause it to restate previously issued financial information, and thereby subject Everus to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in Everus and the reliability of its financial statements. Confidence in the reliability of Everus’ financial statements is also likely to suffer if it or its independent registered public accounting firm reports a material weakness in its internal control over financial reporting. This could have a material and adverse effect on Everus by, for example, leading to a decline in the share price and impairing its ability to raise additional capital.
In connection with the separation from MDU Resources, Everus will incur debt obligations that could adversely affect its business, profitability and its ability to meet obligations.
In connection with the separation, Everus anticipates that it will enter into a five-year credit agreement, whereby Everus will have the capacity to incur indebtedness in an aggregate principal amount of up to $525 million. Such indebtedness is expected to consist of $300 million in aggregate principal amount of term loans and a $225 million revolving credit facility, under which Everus expects to have $40 million outstanding as of the separation date based on projected working capital needs. This amount of debt could potentially have important consequences to Everus and its debt and equity investors, including:
•requiring a substantial portion of its cash flow from operations to make interest payments on this debt following the separation;
•making it more difficult to satisfy debt service and other obligations;
•increasing the risk of a future credit ratings downgrade of its debt, which could increase future debt costs and limit the future availability of debt financing;
•increasing its vulnerability to general adverse economic and industry conditions;
•reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow its business;
•limiting its flexibility in planning for, or reacting to, changes in its business and the industry;
•placing it at a competitive disadvantage relative to its competitors that may not be as highly leveraged with debt; and
•limiting its ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase ordinary shares.
To the extent that Everus incurs additional indebtedness, the foregoing risks could increase. In addition, Everus’ actual cash requirements in the future may be greater than expected. Everus’ cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and it may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

A lowering or withdrawal of the ratings, outlook or watch assigned to Everus’ new debt securities by rating agencies may increase its future borrowing costs and reduce its access to capital.
Everus’ indebtedness is expected to have a non-investment grade rating, and any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook, or watch such as adverse changes to Everus’ business, so warrant. Any future lowering of Everus’ ratings, outlook or watch likely would make it more difficult or more expensive for Everus to obtain additional debt financing.
As an independent, publicly traded company, Everus may not enjoy the same benefits that it did as a segment of MDU Resources.
Historically, Everus’ business has been operated as one of MDU Resources’ business segments, and MDU Resources performed substantially all the corporate functions for Everus Construction’s operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, financial reporting, finance and tax administration, benefits administration, legal, and regulatory functions. Following the distribution, MDU Resources will provide support to Everus with respect to certain of these functions on a transitional basis. Everus will need to replicate certain facilities, systems, infrastructure and personnel to which it will no longer have access after the distribution and will likely incur capital and other costs associated with developing and implementing its own support functions in these areas. Such costs could be material.
As an independent, publicly traded company, Everus may become more susceptible to market fluctuations and other adverse events than it would have been were it still a part of MDU Resources. As part of MDU Resources, Everus has been able to enjoy certain benefits from MDU Resources’ operating diversity and available capital for investments. As an independent, publicly traded company, Everus will not have similar operating diversity and may not have similar access to capital markets, which could have a material adverse effect on its financial position, results of operations and cash flows.
In connection with the separation from MDU Resources, MDU Resources will indemnify Everus for certain liabilities and Everus will indemnify MDU Resources for certain liabilities. If Everus is required to pay MDU Resources under these indemnities, Everus’ financial results could be negatively impacted. The MDU Resources indemnity may not be sufficient to hold Everus harmless from the full amount of liabilities for which MDU Resources will be allocated responsibility, and MDU Resources may not be able to satisfy its indemnification obligations in the future.
Pursuant to the separation agreement and certain other agreements with MDU Resources, MDU Resources will agree to indemnify Everus for certain liabilities, and Everus will agree to indemnify MDU Resources for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Person Transactions.” Indemnities that Everus may be required to provide MDU Resources are not subject to any cap, may be significant and could negatively impact Everus’ business, particularly with respect to indemnities provided in the tax matters agreement (as previously described in more detail elsewhere in this information statement). Third parties could also seek to hold Everus responsible for any of the liabilities that MDU Resources has agreed to retain. Any amounts Everus is required to pay pursuant to these indemnification obligations and other liabilities could require Everus to divert cash that would otherwise have been used in furtherance of its operating business. Further, the indemnity from MDU Resources may not be sufficient to protect Everus against the full amount of such liabilities, and MDU Resources may not be able to fully satisfy its indemnification obligations. Moreover, even if Everus ultimately succeeds in recovering from MDU Resources any amounts for which it is held liable, it may be temporarily required to bear these losses itself. Each of these risks could have a material adverse effect on Everus’ financial position, results of operations and cash flows.

The transfer to Everus of certain contracts, permits and other assets and rights may require the consents, approvals of, or provide other rights to, third parties. If such consents or approvals are not obtained, Everus may not be entitled to the full benefit of such contracts, permits and other assets and rights, which could increase its expenses or otherwise harm its business and financial performance.
The separation and distribution agreement will provide that certain contracts, permits and other assets and rights are to be transferred from MDU Resources or its subsidiaries to Everus or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or provide other rights to third parties. In addition, in some circumstances, Everus and MDU Resources are joint beneficiaries of contracts, and Everus and MDU Resources may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts to Everus or MDU Resources.
Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from Everus, which, for example, could take the form of price increases. This could require Everus to expend additional resources in order to obtain the services or assets previously provided under the contract, or require Everus to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If Everus is unable to obtain required consents or approvals, it may be unable to obtain the benefits, permits, assets and contractual commitments that are intended to be allocated to Everus as part of its separation from MDU Resources, and Everus may be required to seek alternative arrangements to obtain services and assets that may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively affect Everus’ business, financial condition, results of operations and cash flows.
Following the separation, Everus will reposition its brand and no longer be associated with the “Construction Services Group” name, which could adversely affect its national reputation and recognition.
Historically, Everus Construction has primarily operated its business through local brands but has been nationally recognized under, and associated with, the “Construction Services Group” name and its strong reputation for high-quality products and services. In preparation for and following the separation, Everus will reposition its brand and update, as applicable, its products and services previously using the “Construction Services Group” name or other related names and marks and discontinue their use in connection with Everus’ offerings. In furtherance of the brand repositioning, on March 12, 2024, MDU Resources changed the name of MDU Construction Services Group, Inc. to Everus Construction, Inc. Any new names and brands may not benefit from the same recognition and association with product quality as the “Construction Services Group” name, which could adversely affect Everus’ ability to attract and maintain its customers, who may prefer to use products with a stronger brand identity. In addition, Everus’ business may suffer from brand confusion resulting from the re-naming and re-branding, including as a result of a loss of customers or disruption to Everus’ existing relationships with suppliers or other third parties due to such brand confusion.
Risks Related to Everus Common Stock
Everus cannot be certain that an active trading market for its shares of common stock will develop or be sustained after the distribution, and following the distribution, its stock price may fluctuate significantly.
A public market for Everus common stock does not currently exist. Everus anticipates that on the third trading day prior to the distribution, trading in shares of Everus common stock will begin on a “when-issued” basis, which will continue through the distribution date. However, Everus cannot guarantee that an active trading market will develop or be sustained for shares of Everus common stock after the distribution. Nor can it predict the prices at which shares of Everus common stock may trade after the distribution. Similarly, Everus cannot predict the effect of the distribution on the trading prices of shares of Everus common stock or whether the combined market value of the shares of Everus common stock and MDU Resources common stock will be less than, equal to or greater than the market value of shares of MDU Resources common stock prior to the distribution.
Until the market has fully evaluated MDU Resources’ remaining businesses without Everus, the price at which shares of MDU Resources common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated Everus’ business as a standalone entity, the prices at which shares of Everus common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of Everus common stock price following the distribution may have a material adverse effect on its business, financial condition and results of operations.
The market price of shares of Everus common stock may fluctuate significantly due to a number of factors, some of which may be beyond Everus’ control, including:
•actual or anticipated fluctuations in Everus’ operating results;
•declining operating revenues derived from Everus’ core business;
•the operating and stock price performance of comparable companies;
•changes in Everus’ stockholder base due to the separation;
•changes in the regulatory and legal environment in which Everus operates; and
•market conditions in the construction services contracting market, and the domestic and worldwide economy as a whole.
The combined post-separation value of four shares of MDU Resources common stock and one share of Everus common stock may not equal or exceed the pre-distribution value of four shares of MDU Resources common stock.
As a result of the separation, the trading price of shares of MDU Resources common stock immediately following the separation may be different from the “regular-way” trading price of such shares immediately prior to the separation because the trading price of MDU Resources common stock will no longer reflect the value of Everus Construction. There can be no assurance that the combined market value of four shares of MDU Resources and one share of Everus common stock following the separation will be equal to, greater than or less than the market value of four shares of MDU Resources common stock if the separation did not occur.
A significant number of shares of Everus’ common stock are or will be eligible for future sale, which may cause the market price of Everus common stock to decline.
Upon completion of the separation and distribution, Everus will have an aggregate of approximately 51.0 million shares of common stock outstanding. Virtually all of those shares will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”). Everus is unable to predict whether large amounts of Everus common stock will be sold in the open market following the separation and distribution. Everus is also unable to predict whether a sufficient number of buyers of Everus common stock to meet the demand to sell shares of Everus common stock at attractive prices would exist at that time. It is possible that MDU Resources stockholders will sell the shares of Everus common stock they receive in the distribution for various reasons. For example, such stockholders may not believe that Everus’ business profile or its level of market capitalization as an independent company fits their investment objectives. The sale of significant amounts of Everus common stock or the perception in the market that this will occur may lower the market price of Everus common stock.
If securities or industry analysts do not publish research or publish misleading or unfavorable research about Everus’ business, Everus’ stock price and trading volume could decline.
The trading market for Everus common stock will depend in part on the research and reports that securities or industry analysts publish about Everus or its business. Everus does not currently have and may never obtain research coverage for Everus common stock. If there is no research coverage of Everus common stock, the trading price for shares of Everus common stock may be negatively impacted. If Everus obtains research coverage for Everus common stock and if one or more of the analysts downgrades its stock or publishes misleading or unfavorable research about its business, Everus’ stock price would likely decline. If one or more of the analysts ceases coverage of Everus common stock or fails to publish reports on Everus regularly, demand for Everus common stock could decrease, which could cause Everus common stock price or trading volume to decline.
There may be substantial changes in Everus’ stockholder base.
Many investors receiving shares of Everus common stock pursuant to the distribution may hold those shares because of a decision to invest in a company with MDU Resources’ profile. Following the distribution, the shares of Everus common stock held by those investors will represent an investment in a company focused exclusively on the construction services industry, with a different profile. This may not be aligned with a holder’s investment strategy and may cause the holder to sell the shares of Everus common stock they receive in the distribution. As a result, Everus’ stock price may decline or experience volatility as its stockholder base changes.
Your percentage of ownership in Everus may be diluted in the future.
In the future, your percentage ownership in Everus may be diluted because of equity awards that Everus will grant to its directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. Everus’ employees will have stock-based awards relating to shares of Everus common stock after the distribution as a result of conversion of their MDU Resources stock-based awards (in whole or in part) to its stock-based awards. Further, Everus anticipates that its Compensation Committee will grant additional stock-based awards to its directors, officers and employees after the distribution. Such awards will have a dilutive effect on Everus’ earnings per share, which could adversely affect the market price of shares of Everus common stock. From time to time, Everus will issue additional stock-based awards to its employees under its employee benefits plans.
In addition, Everus’ certificate of incorporation will authorize it to issue, without the approval of its stockholders, one or more classes or series of preferred stock that have such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Everus common stock respecting dividends and distributions, as its board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Everus common stock. Similarly, the repurchase or redemption rights or liquidation preferences Everus could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Everus Capital Stock.”
Everus cannot guarantee the timing, declaration, amount or payment of dividends, if any, on its common stock.
The timing, declaration, amount and payment of any dividends, if any, to its stockholders following the separation and distribution will be within the discretion of Everus’ board of directors, and will depend upon many factors, including Everus’ financial condition, earnings, capital requirements, including for its operating subsidiaries, covenants associated with certain of Everus’ debt service obligations, legal requirements, Delaware corporate surplus requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by Everus’ board of directors. Everus’ ability to pay dividends will also depend on its ongoing ability to generate cash flows from operations. Moreover, if Everus determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. For more information, see “Dividend Policy.”
Everus’ certificate of incorporation and bylaws will designate the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Everus’ stockholders, which could discourage lawsuits against Everus and its directors and officers.
Everus’ certificate of incorporation and bylaws will provide that, unless the board of directors otherwise determines, the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Everus, any action asserting a claim of breach of a fiduciary duty owed by any director or officer to Everus or its stockholders, creditors or other constituents, any action asserting a claim against Everus or any director or officer arising pursuant to any provision of the Delaware General Corporation Law, as amended (the “DGCL”), or Everus’ certificate of incorporation or bylaws, or any action asserting a claim against Everus or any director or officer governed by the internal affairs doctrine. However, these exclusive forum provisions will not apply to actions asserting only federal law claims under the Securities Act or the Exchange Act, regardless of whether the state courts in the State of Delaware have jurisdiction over those claims.
This exclusive forum provision may limit the ability of Everus’ stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Everus or its directors or officers, which may discourage such lawsuits against Everus and its directors and officers. Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Everus may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.
Provisions in Everus’ certificate of incorporation and bylaws and Delaware law may prevent or delay an acquisition of Everus, which could decrease the trading price of Everus common stock.
Everus’ certificate of incorporation and bylaws, and Delaware law, contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids more expensive to the acquirer and to encourage prospective acquirers to negotiate with Everus’ board of directors rather than to attempt a hostile takeover. These provisions include rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of Everus’ board of directors to issue preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15 percent or more of Everus’ outstanding common stock and Everus. For more information, see “Description of Everus Capital Stock—Anti-Takeover Effects of Governance Provisions.”
Everus believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with its board of directors and by providing its board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Everus immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Everus’ board of directors determines is not in the best interests of Everus and its stockholders. Accordingly, in the event that Everus’ board of directors determines that a potential business combination transaction is not in the best interests of Everus and its stockholders but certain stockholders believe that such a transaction would be beneficial to Everus and its stockholders, such stockholders may elect to sell their shares in Everus and the trading price of Everus common stock could decrease.
These and other provisions of Everus’ certificate of incorporation, bylaws and the DGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on Everus’ business, financial condition and results of operations.
Furthermore, an acquisition or further issuance of Everus’ stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to MDU Resources. For a discussion of Section 355(e) of the Code, see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, and as described in more detail above, Everus would be required to indemnify MDU Resources for the resulting taxes and related amount, and this indemnity obligation might discourage, delay or prevent a change of control that stockholders may consider favorable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This information statement and other materials Everus and MDU Resources have filed or will file with the SEC (and oral communications that Everus or MDU Resources may make) contain or incorporate by reference, or will contain or incorporate by reference, certain “forward-looking statements” within the meaning of the securities laws. All statements that reflect Everus’ or MDU Resources’ expectations, assumptions or projections about the future, other than statements of historical facts, including, without limitation, statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek,” “anticipate,” “project” and similar expressions generally identify forward-looking statements, which speak only as of the date the statements were made. In particular, information included under “Risk Factors,” “The Separation and Distribution,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this information statement contain forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Although each of Everus and MDU Resources believes that the expectations reflected in any forward-looking statements it makes are based on reasonable assumptions, it can give no assurance that the expectation will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties.
Such risks and uncertainties include, but are not limited to:
•seasonality and adverse weather conditions;
•competition in Everus’ industry;
•the failure to retain current customers and obtain new customer contracts;
•changes in prices for commodities, labor, or other production and delivery inputs;
•Everus’ inability to hire, develop and retain key personnel and skilled labor forces;
•exposure to warranty claims;
•economic volatility;
•Everus’ inability to provide surety bonds;
•Everus’ backlog not accurately representing future revenue;
•supply chain disruptions;
•capital market and interest rates;
•increased financing costs due to possible reductions in Everus’ credit ratings;
•negative impacts from pending and/or future litigation, claims or investigations;
•liability resulting from Everus’ participation in multiemployer-defined benefit pension plans;
•increased health care plan costs;
•risks associated with the nonpayment and/or nonperformance of Everus’ customers and counterparties;
•increases or changes in income tax rates or tax-related laws;
•risks associated with import tariffs and/or other government mandates;
•new interpretations of or changes in the enforcement of the government regulatory framework;

•a cybersecurity incident or other disruptions in the availability of Everus’ computer systems or privacy breaches;
•artificial intelligence presents challenges that can impact Everus’ business by posing security risks to confidential or proprietary information and personal data;
•the pandemic’s potential impact on the United States, including the customer sectors Everus serves and governmental responses to the pandemic;
•the expected benefits and timing of the separation, and the risk that conditions to the separation will not be satisfied and/or that the separation will not be completed within the expected time frame, according to the expected terms or at all;
•the risk of increased costs from lost synergies, costs of restructuring transactions and other costs incurred in connection with the separation;
•retention of existing management team members and the ability to obtain the necessary personnel as a result of the separation;
•reaction of customers, employees and other parties to the separation, and the impact of the separation on each of Everus’ and MDU Resources’ businesses;
•Everus’ leverage;
•risks associated with expected financing transactions undertaken in connection with the separation and risks associated with indebtedness incurred in connection with the separation;
•any failure by MDU Resources to perform its obligations under the various separation agreements to be entered into in connection with the separation and distribution;
•a determination by the IRS that the distribution or certain related transactions are taxable;
•the possibility that any consents or approvals required in connection with the separation will not be received or obtained within the expected time frame, on the expected terms or at all; and
•the impact of the separation on its businesses and the risk that the separation may be more difficult, time consuming or costly than expected, including the impact on its resources, systems, procedures and controls, diversion of management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties.
The above list of factors is not exhaustive or necessarily in order of importance. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the discussion under “Risk Factors” in this information statement.
You should read this information statement completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this information statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this information statement, and Everus does not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.
Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

THE SEPARATION AND DISTRIBUTION
Overview
On November 2, 2023, MDU Resources announced its intention to separate its wholly owned subsidiary, Everus Construction (formerly known as MDU Construction Services Group, Inc.), from MDU Resources. On March 12, 2024, in connection with the planned separation, MDU Resources changed the name of MDU Construction Services Group, Inc. to Everus Construction, Inc. MDU Resources intends to effect the separation through a pro rata distribution to MDU Resources stockholders of 100% of the outstanding common stock of a new entity, Everus Construction Group, Inc. Everus was formed to hold Everus Construction and the assets and liabilities associated with it and its business. As part of the separation, MDU Resources and its subsidiaries expect to conduct an internal reorganization to transfer Everus Construction and its associated assets and liabilities to Everus.
Following the distribution, MDU Resources stockholders will own 100% of the outstanding shares of Everus common stock, and Everus will be a separate public company from MDU Resources. Prior to completing the separation, MDU Resources may adjust the percentage of Everus common stock to be distributed to MDU Resources stockholders or retained by MDU Resources in response to market and other factors, and it will amend this information statement to reflect any such adjustment. The number of shares of MDU Resources common stock stockholders own will not change as a result of the separation.
On October 1, 2024, the MDU Resources board of directors approved the distribution of 100% of the issued and outstanding shares of Everus common stock, on the basis of one share of Everus common stock for every four shares of MDU Resources common stock held as of the close of business on October 21, 2024, the record date for the distribution.
Subject to the satisfaction or waiver of the conditions to the distribution (see “—Conditions to the Distribution” below), at 11:59 p.m. Eastern Time, on October 31, 2024, the distribution date, each MDU Resources stockholder will receive one share of Everus common stock for every four shares of MDU Resources common stock held at the close of business on the record date for the distribution, as described below. MDU Resources stockholders will receive cash in lieu of any fractional shares of Everus common stock that they would have received after application of this ratio. MDU Resources stockholders will not be required to make any payment, surrender or exchange their shares of MDU Resources common stock or take any other action to receive their shares of Everus common stock in the distribution. The distribution of Everus common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution” below.
Reasons for the Separation
The MDU Resources board of directors believes that the separation of Everus Construction from the remaining businesses of MDU Resources is in the best interests of MDU Resources and its stockholders. A wide variety of factors were considered by the MDU Resources board of directors in evaluating the separation. Among other things, the MDU Resources board of directors considered the following potential benefits of the separation:
•Heightened Strategic Focus. The separation will allow Everus and MDU Resources to more effectively pursue their distinct operating priorities and strategies and will enable the management of both companies to pursue unique opportunities for long-term growth and profitability. Everus’ management will be able to focus exclusively on its construction services business, while the management of MDU Resources will remain dedicated to its remaining businesses.
•Tailored Capital Allocation Strategies. The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business at a time and in a manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital based on each company’s profitability, cash flow and growth opportunities.
•Optimized Capital Structures. The separation will allow Everus and MDU Resources to each benefit from distinct capital structures and financial policies tailored to its separate business profiles and needs. The separation will create independent equity securities for Everus and MDU Resources, affording each direct access to the capital markets and enabling each of them to use its own industry-focused stock to consummate future acquisitions or other transactions. As a result, Everus and MDU Resources will each have more flexibility to capitalize on its unique strategic opportunities.
•Alignment of Incentives with Performance Objectives. The separation will facilitate equity-based and other incentive compensation arrangements for employees more directly tied to the performance of each company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.
•Distinct Investment Opportunities. The separation will allow investors to separately value Everus and MDU Resources based on their distinct investment identities. Everus’ business differs from MDU Resources’ remaining businesses in several respects, including customer bases, regulatory oversight, competitors, strategic initiatives, sales channels and technology needs. The separation will enable investors to evaluate the merits, strategy, performance, and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics. The separation may attract new investors who may not have properly assessed the value of Everus Construction relative to the value it is currently accorded as part of MDU Resources.
The MDU Resources board of directors also considered a number of potentially unfavorable factors in evaluating the separation, including:
•Risk of Failure to Achieve Anticipated Benefits of the Separation. Everus may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating the business; and following the separation, Everus may be more susceptible to market fluctuations and other adverse events than if it were still a part of MDU Resources because its business will be less diversified than MDU Resources’ business prior to the completion of the separation and distribution.
•Disruptions and Costs Related to the Separation. The actions required to separate Everus from MDU Resources could disrupt Everus’ operations. In addition, Everus will incur substantial costs in connection with the transition to being a standalone, public company, which may include financial reporting, tax, legal and other professional services costs.
•Loss of Scale and Increased Administrative Costs. As part of MDU Resources, Everus currently takes advantage of MDU Resources’ size and purchasing power in procuring certain goods and services. After the separation and distribution, as a standalone company, Everus may be unable to obtain these goods and services at prices or on terms as favorable as those MDU Resources obtained prior to completion of the separation and distribution. In addition, as part of MDU Resources, Everus benefits from certain functions performed by MDU Resources, such as financial reporting, tax, legal, human resources, internal audit, risk management, information technology and other general and administrative functions. After the separation and distribution, MDU Resources will not perform these functions for Everus, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of Everus’ smaller scale as a standalone company, Everus’ cost of performing such functions could be higher than the amounts reflected in its historical financial statements, which would cause its profitability to decrease.
•Uncertainty Regarding Stock Prices. The effect of the separation on the trading prices of Everus or MDU Resources common stock is not predictable nor can it be known with certainty whether the combined market value of four shares of MDU Resources common stock and one share of Everus common stock following the distribution will be equal to, greater than or less than the market value of four shares of MDU Resources common stock prior to the distribution.

In determining whether to pursue the separation, MDU Resources’ board of directors concluded that the potential benefits of the separation outweighed these negative factors. See “Risk Factors” included elsewhere in this information statement.
In connection with its review, the MDU Resources board of directors also considered certain alternatives to the separation of Everus, including a sale. The MDU Resources board of directors determined, however, that selling Everus would be less favorable given that, among other factors, the potential after-tax benefit of selling Everus would be less than the potential appreciation of MDU Resources stock post-separation of Everus, and accordingly, would not result in as much value creation for MDU Resources stockholders. Following this assessment, the MDU Resources board of directors determined that the separation is the best path forward for MDU Resources and its stockholders.
Formation of Everus and Internal Reorganization
Everus was formed as a Delaware corporation on February 28, 2024, for the purpose of holding Everus Construction and the assets and liabilities associated with Everus Construction’s business.
As part of the plan to separate Everus Construction and pursuant to the separation and distribution agreement, MDU Resources expects to complete an internal reorganization to transfer to Everus the equity interests of Everus Construction and its subsidiaries and the assets and liabilities associated with Everus Construction’s business prior to the distribution. The internal reorganization is expected to include various restructuring transactions that may take the form of asset transfers, mergers, dividends, distributions, contributions and similar transactions, and may involve the formation of new subsidiaries to own and operate Everus Construction or MDU Resources’ remaining businesses.
Following the completion of the internal reorganization and immediately following the distribution, Everus will own Everus Construction, and MDU Resources will continue to own its remaining businesses.
When and How You Will Receive the Distribution
With the assistance of Equiniti, and subject to the satisfaction and waiver of the conditions to the distribution, MDU Resources expects to distribute 100% of the outstanding shares of Everus common stock at 11:59 p.m. Eastern Time, on October 31, 2024, the distribution date, to all holders of outstanding shares of MDU Resources common stock as of the close of business on October 21, 2024, the record date for the distribution. Equiniti, which currently serves as the transfer agent and registrar for MDU Resources common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Everus common stock.
If you own shares of MDU Resources common stock as of the close of business on the record date for the distribution, the shares of Everus common stock that you will be entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Equiniti will then mail you a direct registration account statement that reflects your shares of Everus common stock. If you hold your MDU Resources shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Everus shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of MDU Resources common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Everus common stock in the distribution.
Most MDU Resources stockholders hold their shares of MDU Resources common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your MDU Resources shares of common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for shares of Everus common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive
Shares of Everus common stock distributed to holders in connection with the distribution will be transferable without restriction or registration under the Securities Act, except for shares received by persons who may be deemed to be Everus’ affiliates. Persons who may be deemed to be Everus’ affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Everus, which may include certain of its executive officers, directors or principal stockholders. Securities held by Everus’ affiliates will be subject to resale restrictions under the Securities Act. Everus’ affiliates will be permitted to sell shares of Everus common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
Number of Shares of Everus Common Stock You Will Receive
For every four shares of MDU Resources common stock that you own at the close of business on October 21, 2024, the record date for the distribution, you will receive one share of Everus common stock on the distribution date. MDU Resources will not distribute any fractional shares of Everus common stock to its stockholders. Instead, if you are a registered holder, Equiniti will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices on behalf of MDU Resources stockholders and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by MDU Resources or Everus, will determine when, how and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either MDU Resources or Everus. Equiniti is not an affiliate of either MDU Resources or Everus. Neither Everus nor MDU Resources will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
The aggregate net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. Everus estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your shares of MDU Resources common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will credit your account for your share of such proceeds.
Treatment of Equity-Based Compensation
In connection with the separation and distribution, MDU Resources restricted stock units that are outstanding immediately prior to the separation and distribution and held by individuals who will serve as employees of Everus immediately following the separation and distribution will be converted into an award of restricted stock units with respect to Everus common stock. The number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original MDU Resources award as measured immediately before and immediately after the separation and distribution, subject to rounding. Such adjusted award will otherwise be subject to the same terms and conditions that applied to the original MDU Resources award immediately prior to the separation and distribution.
Results of the Distribution
After the distribution, Everus will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on October 21, 2024, the record date for the distribution, and will reflect any exercise of MDU Resources options and MDU Resources shares issued under MDU Resources compensation awards between the date on which the MDU Resources board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of MDU Resources common stock or any rights of MDU Resources stockholders. MDU Resources will not distribute any fractional shares of Everus common stock.

Everus will enter into a separation and distribution agreement and certain other related agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement, with MDU Resources before the distribution to effect the separation and provide a framework for Everus’ relationship with MDU Resources after the separation. These agreements will provide for the allocation between Everus and MDU Resources of assets, employees, liabilities and obligations (including its investments; property, including intellectual property; employee benefits; and tax-related assets and liabilities) associated with Everus Construction and will govern the relationship between MDU Resources and Everus after the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Person Transactions.”
Market for Everus Common Stock
There is currently no public trading market for Everus common stock. Everus has applied to list Everus common stock on the NYSE under the symbol “ECG.” Everus has not and will not set the initial price of Everus common stock. The initial price will be established by the public markets.
Everus cannot predict the price at which shares of Everus common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Everus common stock that each MDU Resources stockholder will receive in the distribution and shares of MDU Resources common stock held at the record date for the distribution may not equal the “regular-way” trading price of shares of MDU Resources common stock immediately prior to the distribution. The price at which shares of Everus common stock trade may fluctuate significantly, particularly until an orderly public market develops. Trading prices for shares of Everus common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Everus Common Stock.”
Incurrence of Debt
In connection with the separation and distribution, Everus anticipates that it will enter into a five-year credit agreement, whereby Everus will have the capacity to incur indebtedness in an aggregate principal amount of up to $525 million. Such indebtedness is expected to consist of $300 million in aggregate principal amount of term loans and a $225 million revolving credit facility, under which Everus expects to have $40 million outstanding as of the separation date based on projected working capital needs. Everus expects that a portion of the net proceeds of such indebtedness will be used to repay its outstanding indebtedness with MDU Resources. A portion of the proceeds remaining after the repayment of intercompany indebtedness will be distributed to MDU Resources, with the remainder being retained by Everus. For more information, see “Description of Material Indebtedness.”
Trading Between the Record Date and Distribution Date
Beginning on the third trading day prior to the distribution date and continuing up to and including the distribution date, MDU Resources expects that there will be two markets for shares of MDU Resources common stock: a “regular-way” market and an “ex-distribution” market. Shares of MDU Resources common stock that trade on the “regular-way” market will trade with an entitlement to shares of Everus common stock to be distributed pursuant to the separation. Shares of MDU Resources common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of Everus common stock to be distributed pursuant to the distribution. Therefore, if you sell shares of MDU Resources common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Everus common stock in the distribution. If you own shares of MDU Resources common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including the distribution date, you will receive the shares of Everus common stock that you are entitled to receive pursuant to your ownership of shares of MDU Resources common stock as of the record date.
Furthermore, beginning on the third trading day prior to the distribution date and continuing up to and including the distribution date, Everus expects that there will be a “when-issued” market in shares of Everus common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Everus common stock that will be distributed to holders of shares of MDU Resources common stock on the distribution date. If you own shares of

MDU Resources common stock at the close of business on the record date for the distribution, you would be entitled to shares of Everus common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Everus common stock, without the shares of MDU Resources common stock you own, on the “when-issued” market, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, “when-issued” trading with respect to shares of Everus common stock will end, and “regular-way” trading will begin.
Conditions to the Distribution
The distribution will be effective at 11:59 p.m. Eastern Time, on October 31, 2024, which is the distribution date, provided that the conditions set forth in the separation agreement have been satisfied (or waived by MDU Resources in its sole discretion), including:
•the SEC shall have declared effective the registration statement of which this information statement forms a part; there shall be no order suspending the effectiveness of the registration statement in effect; and there shall be no proceedings for such purposes having been instituted or threatened by the SEC;
•this information statement shall have been made available to the holders of record of shares of MDU Resources common stock at the close of business on October 21, 2024, the record date for the distribution;
•MDU Resources shall have received a private letter ruling from the IRS, satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution, and such ruling shall not have been revoked or modified in any material respect;
•MDU Resources shall have received one or more opinions from its tax advisors, in each case satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution;
•an independent appraisal firm acceptable to MDU Resources shall have delivered one or more opinions to the board of directors of MDU Resources confirming the solvency and financial viability of MDU Resources before the consummation of the distribution and of each of Everus and MDU Resources after consummation of the distribution, and such opinions shall have been acceptable to MDU Resources in form and substance in MDU Resources’ sole discretion and shall not have been withdrawn or rescinded;
•the transfer of Everus Construction and the assets and liabilities associated with it and its business from MDU Resources to Everus on or prior to the distribution shall have occurred in accordance with the separation and distribution agreement to be entered into between Everus and MDU Resources in connection with the separation and the distribution, and the transfer of MDU Resources assets and liabilities contemplated to be transferred from Everus to MDU Resources on or prior to the distribution shall have occurred in accordance with the separation and distribution agreement;
•all actions or filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder shall have been taken or made and, where applicable, have become effective or been accepted by the applicable governmental entity;
•certain transaction agreements relating to the separation shall have been duly executed and delivered by the parties;
•no order, injunction or decree issued by any court of competent jurisdiction, or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions, shall be in effect;
•the shares of Everus common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution;
•Everus shall have entered into the debt financing transactions described in this information statement that are contemplated to occur on or prior to the separation and distribution; and

•no other event or development shall exist or have occurred that, in the judgment of MDU Resources’ board of directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.
Everus cannot assure you that any or all of these conditions will be met. MDU Resources will have sole discretion to waive any of the conditions to the distribution. In addition, MDU Resources will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio. MDU Resources may rescind or delay its declaration of the distribution even after the record date for the distribution. MDU Resources does not intend to notify its stockholders of any modifications to the terms of the separation and distribution that, in the judgment of its board of directors, are not material. To the extent that the MDU Resources board of directors determines that any modifications by MDU Resources materially change the material terms of the separation and distribution, MDU Resources will notify MDU Resources stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement. For example, the MDU Resources board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation, the waiver of the condition that MDU Resources receive a private letter ruling from the IRS with respect to the separation and distribution, or the waiver of the condition that MDU Resources receive one or more tax opinions with respect to the separation and distribution.
Regulatory Approval
Everus’ registration statement on Form 10, of which this information statement forms a part, must become effective prior to the distribution, and shares of Everus common stock to be distributed must have been approved for listing on the NYSE, subject to official notice of distribution.
No Appraisal Rights
Under the DGCL, MDU Resources stockholders will not have appraisal rights in connection with the distribution.

DIVIDEND POLICY
The timing, declaration, amount and payment of any dividends to its stockholders will fall within the sole discretion of Everus’ board of directors and will depend on many factors, such as its financial condition, earnings, capital requirements, including for Everus’ operating subsidiaries, covenants associated with certain of Everus’ debt service obligations, legal requirements, Delaware corporate surplus requirements, regulatory constraints, industry practice, ability to access capital markets and other factors that Everus’ board of directors deems relevant. Everus’ ability to pay dividends will also depend on its ongoing ability to generate cash flow from operations. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION
This section discusses financial data of Everus, assuming the completion of the transactions described in this information statement, including the separation. It is assumed that as of the dates disclosed in this section, Everus Construction was a subsidiary of Everus and Everus had no other assets, liabilities or operations.
The following table sets forth Everus Construction’s Cash, cash equivalents and restricted cash and Capitalization as of June 30, 2024, on an unaudited historical basis and on an unaudited pro forma basis to give effect to the pro forma adjustments described in the Everus unaudited pro forma condensed consolidated financial statements and notes thereto included elsewhere in this information statement. The information below is not necessarily indicative of what Everus’ Cash, cash equivalents and restricted cash and Capitalization would have been had the separation, distribution and related transactions been completed as of June 30, 2024. In addition, it is not indicative of Everus’ future capitalization. This table should be read in conjunction with the “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness” sections of this information statement and Everus Construction’s historical audited consolidated financial statements and historical unaudited condensed consolidated financial statements and notes thereto included in the “Index to Consolidated and Condensed Consolidated Financial Statements” of this information statement.

	As of June 30, 2024
	Historical	Pro Forma
	(In thousands, except share and per share amounts)
Assets
Cash, cash equivalents and restricted cash(1)(2)(3)(4)	$322	$59,142
Liabilities
Debt:
Related-party notes payable(1)	200,456	—
Long-term debt(1)	—	335,800
Total debt	$200,456	$335,800
Stockholder’s Equity
Historical Common stock, stated value $1, no par value; 1,000 shares authorized, issued and outstanding; Pro Forma Common stock, $0.01 par value: 300,000,000 shares authorized, 50,972,059 shares issued and outstanding on a pro forma basis(5)	$1	$510
Other paid-in capital(2)(4)(5)	137,653	135,866
Retained earnings(1)	352,337	263,947
Total stockholder’s equity	$489,991	$400,323
Capitalization	$690,447	$736,123
_______________
(1)Everus expects it will enter into a five-year credit agreement, whereby Everus will have the capacity to incur indebtedness of up to $525 million, consisting of $300 million in aggregate principal amount of term loans and a $225 million revolving credit facility. The debt is expected to mature in five years with an estimated interest rate of approximately 7.10%. Total deferred debt issuance costs associated with the term loans are estimated to be $4,200 thousand, which will be amortized to Interest expense over the terms of the loans and are reflected as a reduction to Long-term debt. Everus expects to utilize $40 million of the credit facility as of the separation date, based on projected working capital needs. Total deferred debt issuance costs associated with the credit facility are estimated to be $3,150 thousand, which will be recorded to Other noncurrent assets, and will be amortized to Interest expense over the term of the credit facility. Everus also expects to incur annual undrawn fees of approximately $648 thousand based on the undrawn balance of the credit facility and will be recorded to Interest expense.
It is expected that Everus Construction will use a portion of the net proceeds of such indebtedness, including the term loans and drawn credit facility amount, to repay its outstanding indebtedness with MDU Resources, which consists of $200,456 thousand in Related-party notes payable and $1,154 thousand of accrued interest in Due to related-party on the historical unaudited condensed consolidated balance sheet as of June 30, 2024. In addition, expected proceeds of $88,390 thousand remaining after the repayment of intercompany indebtedness would be distributed to MDU Resources and reflected in Retained earnings, with $42,650 thousand being retained by Everus and reflected in Cash, cash equivalents and restricted cash. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for additional details.

(2)Reflects a one-time estimated contribution from Everus to MDU Resources of $1,278 thousand decreasing Cash, cash equivalents and restricted cash and Other paid-in capital as of June 30, 2024. The amount represents a payment by Everus to MDU Resources to finance the underfunding of the benefit obligations associated with MDU Resources’ Supplemental Income Security Plan (“SISP”), a plan in which certain Everus employees participate. The liability associated with the SISP will be retained by MDU Resources following the separation.
(3)Reflects the transfer of $2,111 thousand of Cash, cash equivalents and restricted cash from MDU Resources to Everus and the settlement of an intercompany receivable for an equivalent amount. Historically, Everus made cash deposits to MDU Resources for future use of certain corporate assets. As part of the separation, MDU Resources will return the cash deposit and settle the associated receivable established with Everus.
(4)Reflects the establishment of new insurance coverage for certain liabilities, including, but not limited to, workers’ compensation, auto liability, general liability and pollution liability through the creation of a new captive insurance entity as a standalone business that will become a subsidiary of Everus. The captive insurance entity will receive $15,337 thousand of cash that will be included in Cash, cash equivalents and restricted cash, as well as $3,063 thousand of Other accrued liabilities and $5,210 thousand of Other noncurrent liabilities to cover the actuarial estimated costs of known and unknown insured casualty claims of Everus as of June 30, 2024. MDU Resources will also transfer an intercompany payable in the amount of $7,064 thousand to Everus’ new captive insurance legal entity which will net against an existing Everus intercompany receivable in Due from related-party and be eliminated in consolidation between Everus and the new captive insurance entity. The cash is considered restricted as it represents deposits held by the captive insurance entity that are required by state insurance regulations to remain in the captive insurance entity.
Historically, Everus has made advanced payments to MDU Resources for insurance coverage provided to Everus by MDU Resources’ captive insurance entity which are recorded as Prepayments and other current assets. At the time of the separation, these amounts are expected to have been settled through the normal course of business. This adjustment removes the $2,821 thousand of advanced payments from Prepayments and other current assets and the associated liability from Other accrued liabilities as of June 30, 2024.
This adjustment also includes incremental recurring and one-time costs associated with the new insurance coverage. Refer to the notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements for more information.
(5)Reflects the historical common stock with a stated value of $1 of Everus Construction, Inc. and the issuance of 50,972,059 shares of Everus Construction Group, Inc. common stock with a par value of $0.01 per share on a pro forma basis pursuant to the separation and distribution agreement. Everus has assumed the number of outstanding shares based on 203,888,237 shares of MDU Resources common stock outstanding as of June 30, 2024, and a distribution of 100% of the outstanding shares of common stock to MDU Resources stockholders, on the basis of one share of Everus common stock for every four shares of MDU Resources common stock. The actual number of shares issued will not be known until the record date for the distribution.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
This section discusses financial data of Everus, assuming the completion of all of the transactions described in this information statement, including the separation. It is assumed that as of the dates disclosed in this section, Everus Construction was a subsidiary of Everus and Everus had no other assets, liabilities or operations.
The following unaudited pro forma condensed consolidated financial statements of Everus consist of the unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 2024 and for the year ended December 31, 2023, and the unaudited pro forma condensed consolidated balance sheet as of June 30, 2024 (collectively, the “Unaudited Pro Forma Condensed Consolidated Financial Statements”).
The Unaudited Pro Forma Condensed Consolidated Financial Statements reflect adjustments to Everus Construction’s historical unaudited condensed consolidated statement of income for the six months ended June 30, 2024, historical audited consolidated statement of income for the year ended December 31, 2023, and historical unaudited condensed consolidated balance sheet as of June 30, 2024. The Everus unaudited pro forma condensed consolidated statements of income give effect to adjustments as if the separation had occurred on January 1, 2023, the beginning of the most recently completed fiscal year. The unaudited pro forma condensed consolidated balance sheet gives effect to adjustments as if the separation had occurred as of June 30, 2024, the latest balance sheet date.
The Unaudited Pro Forma Condensed Consolidated Financial Statements are subject to assumptions and adjustments, including those described in the accompanying notes. Everus’ management believes these assumptions and adjustments are reasonable under the circumstances given the information and estimates available at the time. However, these adjustments are subject to change as MDU Resources and Everus finalize the terms of the separation, including the separation and distribution agreement and related transaction agreements. The Unaudited Pro Forma Condensed Consolidated Financial Statements are presented for informational purposes only and do not purport to represent what Everus’ financial position and results of operations actually would have been had the separation occurred on the dates indicated, or to project Everus’ financial performance for any future period following the separation.
The Unaudited Pro Forma Condensed Consolidated Financial Statements include adjustments (collectively, the “Pro Forma Transactions”) to reflect the following:
•Everus expects it will enter into a five-year credit agreement, whereby Everus will have the capacity to incur indebtedness in an aggregate principal amount of up to $525 million, consisting of $300 million in aggregate principal amount of term loans and a $225 million revolving credit facility, under which Everus expects to have $40 million outstanding as of the separation date based on projected working capital needs. Everus’ expects to use a portion of the net proceeds of such indebtedness to repay its outstanding indebtedness with MDU Resources and a portion after the repayment of intercompany indebtedness would be distributed to MDU Resources, with the remaining amount being retained by Everus;
•the issuance of 50,972,059 shares of Everus common stock, all of which will be outstanding and distributed by MDU Resources on a pro rata basis to its stockholders in connection with the separation;
•the one-time transaction expenses associated with the separation of Everus;
•incremental costs expected to be incurred as an autonomous entity and specifically related to the separation;
•management adjustments which consist of reasonably estimated transaction effects related to dis-synergies and synergies expected to occur; and
•the impact of, and transactions contemplated by, the separation and distribution agreement, the transition services agreement, the tax matters agreement and the employee matters agreement described under “Certain Relationships and Related Person Transactions.”
The Unaudited Pro Forma Condensed Consolidated Financial Statements were prepared in accordance with GAAP and in accordance with Article 11 of the SEC’s Regulation S-X.

Everus Construction’s historical unaudited condensed consolidated financial statements and historical audited consolidated financial statements, which were the basis for the Unaudited Pro Forma Condensed Consolidated Financial Statements, were prepared on a carve-out basis as Everus Construction did not operate as a standalone entity for the periods presented. Accordingly, such financial information reflects expense allocations for certain corporate functions provided by MDU Resources and Centennial, including, but not limited to, certain general corporate expenses related to senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit, risk management and other shared services. These expenses have been allocated to Everus Construction on the basis of direct usage where identifiable, with the remainder principally allocated on the basis of percent of total capital invested or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. See Note 2 – Basis of Presentation and Note 16 – Related-Party Transactions to the historical audited consolidated financial statements and Note 2 – Basis of Presentation and Note 14 – Related-Party Transactions to the historical unaudited condensed consolidated financial statements included elsewhere in this information statement for further information on the allocation of corporate costs. MDU Resources has also incurred separation-related transaction costs which are not reflected in Everus’ historical unaudited condensed consolidated financial statements for the six months ended June 30, 2024 or in the historical audited consolidated financial statements for the year ended December 31, 2023, as the costs have all been borne by MDU Resources.
The Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared to include transaction accounting, autonomous entity and management adjustments to reflect the financial condition and results of operations as if Everus were a standalone entity in the periods presented. Transaction accounting adjustments have been presented to show the impact and associated costs of the legal separation from MDU Resources, including the expenses associated with the incurrence of indebtedness and the transfer of additional employee benefit assets and liabilities. Autonomous entity adjustments have been presented to show the impact of items such as the transition services agreement and incremental costs expected to be incurred as an autonomous entity. In addition, management adjustments have been provided which management believes are necessary to enhance an understanding of the pro forma effects of the transaction. Actual post-separation costs incurred may differ from those included in the transaction accounting, autonomous entity and management adjustment estimates.
The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical unaudited condensed consolidated financial statements, the historical audited consolidated financial statements and the corresponding notes thereto included elsewhere in this information statement. For factors that could cause actual results to differ materially from those presented in the Unaudited Pro Forma Condensed Consolidated Financial Statements, see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this information statement.

EVERUS CONSTRUCTION GROUP, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended June 30, 2024

	Historical (Note 1)	Transaction Accounting Adjustments (Note 2)		Autonomous Entity Adjustments (Note 3)		Pro Forma
	(In thousands, except per share amounts)
Operating revenues	$1,329,062	$—		$—		$1,329,062
Cost of sales	1,165,768	—		583	(L)	1,166,351
Gross profit	163,294	—		(583)		162,711
Selling, general and administrative expenses	73,101	—		5,186	(K), (M), (N)	78,287
Operating income	90,193	—		(5,769)		84,424
Interest expense	5,972	7,035	(B)	—		13,007
Other income	2,612	—		17	(K)	2,629
Income before income taxes and income from equity method investments	86,833	(7,035)		(5,752)		74,046
Income taxes	23,611	(1,089)	(F), (G)	(1,462)	(O)	21,060
Income from equity method investments	3,964	—		—		3,964
Net income	$67,186	$(5,946)		$(4,290)		$56,950

Unaudited Pro Forma Earnings Per Share
Basic	$67,186				(I)	$1.12
Diluted	$67,186				(J)	$1.12
Average number of shares used in calculating Unaudited Pro Forma Earnings Per Share:
Basic	1				(I)	50,972
Diluted	1				(J)	50,972
See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

EVERUS CONSTRUCTION GROUP, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2023

	Historical (Note 1)	Transaction Accounting Adjustments (Note 2)		Autonomous Entity Adjustments (Note 3)		Pro Forma
	(In thousands, except per share amounts)
Operating revenues	$2,854,390	$—		$—		$2,854,390
Cost of sales	2,532,472	—		(405)	(L)	2,532,067
Gross profit	321,918	—		405		322,323
Selling, general and administrative expenses	131,375	—		10,715	(K), (M), (N)	142,090
Operating income	190,543	—		(10,310)		180,233
Interest expense	16,954	9,231	(B)	—		26,185
Other income	3,981	—		201	(K)	4,182
Income before income taxes and income from equity method investments	177,570	(9,231)		(10,109)		158,230
Income taxes	45,286	366	(F), (G)	(2,569)	(O)	43,083
Income from equity method investments	4,946	—		—		4,946
Net income	$137,230	$(9,597)		$(7,540)		$120,093

Unaudited Pro Forma Earnings Per Share
Basic	$137,230				(I)	$2.36
Diluted	$137,230				(J)	$2.36
Average number of shares used in calculating Unaudited Pro Forma Earnings Per Share:
Basic	1				(I)	50,972
Diluted	1				(J)	50,972
See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

EVERUS CONSTRUCTION GROUP, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of June 30, 2024

	Historical (Note 1)	Transaction Accounting Adjustments (Note 2)		Autonomous Entity Adjustments (Note 3)		Pro Forma
	(In thousands, except share and per share amounts)
Assets
Current assets:
Cash, cash equivalents and restricted cash	$322	$43,483	(A), (C), (E)	$15,337	(L)	$59,142
Receivables, net	618,367	1,289	(D)	—		619,656
Costs and estimated earnings in excess of billings	162,486	—		—		162,486
Due from related-party	13,427	(6,363)	(D), (E)	(7,064)	(L)	—
Inventories	48,574	—		—		48,574
Prepayments and other current assets	17,642	2,963	(D)	(2,845)	(L), (N)	17,760
Total current assets	$860,818	$41,372		$5,428		$907,618
Noncurrent assets:
Property, plant and equipment	269,785	—		—		269,785
Less: accumulated depreciation	151,498	—		—		151,498
Net property, plant and equipment	118,287	—		—		118,287
Goodwill	143,224	—		—		143,224
Other intangible assets, net	960	—		—		960
Operating lease right-of-use assets	61,694	—		1,316	(N)	63,010
Noncurrent retention receivable	28,484	—		—		28,484
Investments	13,420	—		—		13,420
Other	550	3,150	(A)	—		3,700
Total noncurrent assets	366,619	3,150		1,316		371,085
Total assets	$1,227,437	$44,522		$6,744		$1,278,703
Liabilities and Stockholder’s Equity
Current liabilities:
Billings in excess of costs and estimated earnings	$189,692	$—		$—		$189,692
Accounts payable	146,060	2,549	(D)	—		148,609
Taxes payable	10,828	—		—		10,828
Due to related-party	17,428	(17,428)	(A), (D)	—		—
Accrued compensation	45,309	—		—		45,309
Operating lease liabilities due within one year	22,693	—		198	(N)	22,891
Accrued payroll-related liabilities	37,121	—		—		37,121
Other accrued liabilities	16,003	13,725	(D)	242	(L)	29,970
Total current liabilities	$485,134	$(1,154)		$440		$484,420
Noncurrent liabilities:
Related-party notes payable	$200,456	$(200,456)	(A)	$—		$—
Long-term debt	—	335,800	(A)	—		335,800
Deferred income taxes	4,935	—		—		4,935
Operating lease liabilities	39,480	—		1,094	(N)	40,574
Other	7,441	—		5,210	(L)	12,651
Total noncurrent liabilities	252,312	135,344		6,304		393,960
Total liabilities	$737,446	$134,190		$6,744		$878,380
Commitments and contingencies
Common stockholder’s equity
Common stock, stated value $1, no par value; 1,000 shares authorized, issued and outstanding	$—	$—		$—		$—
Common stock, $0.01 par value; 300,000,000 shares authorized, 50,972,059 shares issued and outstanding on a pro forma basis	—	510	(H)	—		510
Other paid-in capital	137,654	(1,788)	(C), (H)	—		135,866
Retained earnings	352,337	(88,390)	(A)	—		263,947
Total stockholder’s equity	489,991	(89,668)		—		400,323
Total liabilities and stockholder’s equity	$1,227,437	$44,522		$6,744		$1,278,703
See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Basis of Presentation:
The historical condensed consolidated financial information included in these Unaudited Pro Forma Condensed Consolidated Financial Statements is comprised of the consolidated accounts of Everus and its wholly owned subsidiary, Everus Construction. The 1,000 issued and outstanding shares of Everus Construction common stock with a $1 stated value and aggregate value of $1,000 reflected in the historical unaudited condensed consolidated financial statements contained elsewhere in this information statement are recorded to Other paid-in capital and eliminated in consolidation with Everus. The balance of Everus’ $137,653 thousand investment in Everus Construction has no net impact and is also represented in Other paid-in capital.
Note 2 – Transaction Accounting Adjustments:
The unaudited pro forma condensed consolidated balance sheet as of June 30, 2024, and the unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 2024 and the year ended December 31, 2023, include the following transaction accounting adjustments:
A.Everus expects it will enter into a five-year credit agreement, whereby Everus will have the capacity to incur indebtedness of up to $525 million, consisting of $300 million in aggregate principal amount of term loans and a $225 million revolving credit facility. The debt is expected to mature in five years with an estimated interest rate of approximately 7.10%. Total deferred debt issuance costs associated with the term loans are estimated to be $4,200 thousand, which will be amortized to Interest expense over the terms of the loans and are reflected as a reduction to Long-term debt. Everus expects to utilize $40 million of the revolving credit facility as of the separation date, based on projected working capital needs. Total deferred debt issuance costs associated with the revolving credit facility are estimated to be $3,150 thousand, which will be recorded to Other noncurrent assets, and will be amortized to Interest expense over the term of the credit facility. Everus also expects to incur annual undrawn fees of approximately $648 thousand based on the estimated undrawn balance of the credit facility and will record the costs in Interest expense.
It is expected that Everus Construction will use a portion of the net proceeds of such indebtedness, including the term loans and drawn credit facility amount, to repay its outstanding indebtedness with MDU Resources, which consists of $200,456 thousand in Related-party notes payable and $1,154 thousand of accrued interest in Due to related-party on the historical unaudited condensed consolidated balance sheet as of June 30, 2024. In addition, expected proceeds of $88,390 thousand remaining after the repayment of intercompany indebtedness would be distributed to MDU Resources and reflected in Retained earnings, with $42,650 thousand being retained by Everus and reflected in Cash, cash equivalents and restricted cash. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional details.
B.Reflects the addition of estimated interest expense related to the debt issuances described in note (A) above and the amortization of deferred debt issuance costs. Interest expense was calculated assuming constant debt levels and a constant interest rate throughout the period. Interest expense associated with the settlement of indebtedness with MDU Resources and Centennial was calculated based on historical interest expense incurred for the six months ended June 30, 2024 and the year ended December 31, 2023. For avoidance of doubt, Everus’ related-party notes with Centennial were settled prior to June 30, 2024, and as such there is no balance sheet impact related to the repayment of intercompany debt with Centennial included in note (A). A 0.125 percent change to the annual interest rate on the indebtedness would change interest expense by approximately $213 thousand and $425 thousand for the six months ended June 30,

2024 and for the year ended December 31, 2023, respectively. Refer to the table below for further details on specific adjustments.

	Six Months Ended June 30, 2024	Year Ended December 31, 2023
	(In thousands)
Interest expense on new debt	$12,070	$24,140
Amortization of deferred debt issuance costs on new debt	735	1,470
Expense of undrawn credit facility balance	324	648
(Less) historical interest expense on MDU Resources and Centennial debt	(6,094)	(16,833)
(Less) historical amortization of deferred debt costs on MDU Resources and Centennial debt	—	(194)
Total Interest expense	$7,035	$9,231
C.Reflects a one-time estimated contribution from Everus to MDU Resources of $1,278 thousand decreasing Cash, cash equivalents and restricted cash and Other paid-in capital as of June 30, 2024. The amount represents a payment by Everus to MDU Resources to finance the underfunding of the benefit obligations associated with MDU Resources’ Supplemental Income Security Plan (“SISP”), a plan in which certain Everus employees participate. The liability associated with the SISP will be retained by MDU Resources following the separation.
D.Everus concluded that MDU Resources will not be a related party following the separation. Therefore, for transactions between Everus and MDU Resources that will be settled in the normal course of business rather than as a result of the separation, this adjustment reflects the reclassification of amounts historically included in related-party accounts as of June 30, 2024 to the appropriate third-party accounts based on the nature of the transaction.

As of June 30, 2024
(In thousands)
Related-party Accounts
Due from related-party	$(4,252)
Due to related-party	(16,274)
Total	$(20,526)

Third-party Accounts
Receivables, net	$1,289
Prepayments and other current assets	2,963
Accounts payable	2,549
Other accrued liabilities	13,725
Total	$20,526
E.Reflects the transfer of $2,111 thousand of Cash, cash equivalents and restricted cash from MDU Resources to Everus and the settlement of an intercompany receivable held in Due from related-party for an equivalent amount. Historically, Everus made cash deposits to MDU Resources for future use of certain corporate assets. As part of the separation, MDU Resources will return the cash deposit and settle the associated receivable established with Everus.
F.Reflects increases to Income taxes of $699 thousand and $2,712 thousand for the six months ended June 30, 2024 and for the year ended December 31, 2023, respectively, to present the income tax provision of Everus as if it had been computed on a separate return basis.

G.Reflects the income tax impact of the transaction pro forma adjustments for the six months ended June 30, 2024 and the year ended December 31, 2023. This adjustment was calculated by applying the statutory federal income tax rate of 21.0% and state income tax rate of 4.4% to each of the pre-tax pro forma adjustments. The estimated pro forma tax benefit is $1,788 thousand for the six months ended June 30, 2024, and the estimated pro forma tax benefit is $2,346 thousand for the year ended December 31, 2023. The final income tax impact may be impacted higher or lower as more detailed information becomes available after the consummation of the separation and related transactions.
H.Reflects the issuance of 50,972,059 shares of Everus common stock with a par value of $0.01 per share pursuant to the separation and distribution agreement. Everus assumed the number of outstanding shares of common stock based on 203,888,237 shares of MDU Resources common stock outstanding as of June 30, 2024, and a distribution of 100% of the outstanding shares of common stock to MDU Resources stockholders, on the basis of one share of Everus common stock for every four shares of MDU Resources common stock. The actual number of shares issued will not be known until the record date for the distribution.
I.The weighted-average number of shares used to compute pro forma basic earnings per share for both the six months ended June 30, 2024 and for the year ended December 31, 2023 is 50,972,059, which is calculated on the basis of one share of Everus common stock issued for every four shares of MDU Resources common stock outstanding as of June 30, 2024, of which there were 203,888,237.
J.The weighted-average number of shares used to compute pro forma diluted earnings per share for both the six months ended June 30, 2024 and for the year ended December 31, 2023, is 50,972,059, which represents the number of shares expected to be outstanding in connection with the separation. The actual dilutive effect following the completion of the separation will depend on various factors, including employees who may change employment between MDU Resources and Everus and the impact of MDU Resources and Everus’ equity-based compensation agreements. At this time, management cannot estimate the dilutive effects.
Note 3 – Autonomous Entity Adjustments:
The unaudited pro forma condensed consolidated balance sheet as of June 30, 2024, and the unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 2024 and the year ended December 31, 2023, include the following autonomous entity adjustments:
K.Everus intends to enter into a transition services agreement with MDU Resources for a period of up to 20 months following the separation. Pursuant to the transition services agreement, Everus will incur incremental expenses and income above the previous allocation of MDU Resources corporate costs, primarily related to tax, legal, treasury, human resources, information technology, risk management and other general and administrative function costs. Expenses related to services to be provided to Everus by MDU Resources of $2,832 thousand and $5,916 thousand are recorded in Selling, general and administrative expenses for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively. Income related to services provided to MDU Resources by Everus of $17 thousand and $201 thousand is recorded in Other income for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively. However, actual incremental costs that will be incurred will depend on the ability to execute on proposed separation plans and the continuing assessment of resource needs for Everus to operate as a standalone company.
L.Reflects the establishment of new insurance coverage for certain liabilities, including, but not limited to, workers’ compensation, auto liability, general liability and pollution liability through the creation of a new captive insurance entity as a standalone business that will become a subsidiary of Everus. The captive insurance entity will receive $15,337 thousand of cash that will be included in Cash, cash equivalents and restricted cash, as well as $3,063 thousand of Other accrued liabilities and $5,210 thousand of Other noncurrent liabilities to cover the actuarial estimated costs of known and unknown insured casualty claims of Everus as of June 30, 2024. MDU Resources will also transfer an intercompany payable in the amount of

$7,064 thousand to Everus’ new captive insurance legal entity which will net against an existing Everus intercompany receivable in Due from related-party and be eliminated in consolidation between Everus and the new captive insurance entity. The transferred cash is considered restricted as it represents deposits held by the captive insurance entity that are required by state insurance regulations to remain in the captive insurance entity.
Historically, Everus has made advanced payments to MDU Resources for insurance coverage provided to Everus by MDU Resources’ captive insurance entity which are recorded as Prepayments and other current assets. At the time of the separation, these amounts are expected to have been settled through the normal course of business. This adjustment removes the $2,821 thousand of advanced payments from Prepayments and other current assets and the associated liability from Other accrued liabilities as of June 30, 2024.
Incremental Cost of sales associated with the new insurance coverage is an expense of $583 thousand for the six months ended June 30, 2024 and a net benefit of $405 thousand for the year ended December 31, 2023. The incremental amounts consist of recurring expenses of $583 thousand for the six months ended June 30, 2024 and $450 thousand of net savings for the year ended December 31, 2023, as well as one-time expenses of $45 thousand that are recognized in the year ended December 31, 2023. Actual insurance coverage expenses may differ based on future insurance claims, potential changes in the insurance marketplace, and any unanticipated changes in coverage.
M.Reflects $2,192 thousand and $4,471 thousand of Selling, general and administrative expenses for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively, related to the impact of new compensation agreements established for the Everus executive management team in connection with the separation. The incremental expenses primarily relate to recurring amounts for salaries, bonuses and stock-based compensation. Included in the adjustment for the year ended December 31, 2023 are $150 thousand of non-recurring costs related to relocation and retention bonuses paid to members of Everus’ executive management team. Actual costs associated with executive compensation may differ based on management turnover, satisfaction of certain performance milestones and renegotiation of contract terms.
N.Reflects the net impact of a lease arrangement with a third party for a corporate headquarters facility that has been entered into prior to the separation. These adjustments record the Operating lease right-of-use assets, Operating lease liabilities due within one year and Operating lease liabilities of $1,316 thousand, $198 thousand and $1,094 thousand, respectively, based on the estimated present value of the lease payments over the lease term. When Everus entered into the lease agreement, the first month’s rent was prepaid and included in Prepayments and other current assets. In order to reflect the full right-of-use asset as if the lease was entered into as of the balance sheet date, the $24 thousand prepayment was reclassified from Prepayments and other current assets to Operating lease right-of-use assets. As a result of the new lease, incremental lease expense of $162 thousand and $328 thousand has been recognized in Selling, general and administrative expenses for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively. Actual costs associated with leases may differ due to changing facility needs based on Everus’ geographic footprint and number of employees.
O.Reflects the income tax impact of the autonomous entity pro forma adjustments for the six months ended June 30, 2024 and for the year ended December 31, 2023. This adjustment was calculated by applying the statutory federal income tax rate of 21.0% and state income tax rate of 4.4% to each of the pre-tax pro forma adjustments. The estimated pro forma tax benefit is $1,462 thousand for the six months ended June 30, 2024, and the estimated pro forma tax benefit is $2,569 thousand for the year ended December 31, 2023. The final income tax impact may be impacted higher or lower as more detailed information becomes available after the consummation of the separation and related transactions.
Note 4 – Management’s Adjustments:
Management has elected to present management adjustments to the pro forma financial information and included all adjustments necessary for a fair statement of such information. As part of MDU Resources, Everus benefits from certain functions performed by MDU Resources, such as financial reporting, tax, legal, enterprise information technology, human resources and other general and administrative functions. Following the separation and distribution, MDU Resources will not perform these functions for Everus, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, as described in note (K). Because of the scale as a standalone company, Everus’ costs of performing such functions are estimated to be higher than the amounts reflected in its historical financial statements.
As a standalone public company, Everus expects to incur certain costs resulting from:
•One-time and non-recurring expenses associated with separation and stand-up functions required to operate as a standalone public entity. These non-recurring costs primarily relate to third-party consulting services for items such as captive insurance structuring and compensation consultants, as well as additional employee benefit plans and system and software implementation; and
•Recurring and ongoing costs required to operate new functions as a public company such as governance and listing costs, continuing stock exchange fees, and fees associated with proxy and other public company disclosures.
Management expects to incur these costs beginning at separation, with one-time costs expected to be incurred over a period of six to 18 months post-separation.
Operating as a standalone company, management anticipates dis-synergies in the form of higher costs for the above noted one-time and recurring functions. Management estimated that Everus would have dis-synergies of approximately $10,531 thousand and $29,504 thousand for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively. All of the expected dis-synergies for the six months ended June 30, 2024 are expected to be recurring in nature. Of the total $29,504 thousand of expected dis-synergies for the year ended December 31, 2023, $3,962 thousand are expected to be one-time in nature and $25,542 thousand are expected to be recurring.
Management also identified anticipated synergies in the form of cost savings related to certain expenses previously allocated from MDU Resources that will no longer be incurred as a standalone company. Following the separation, Everus does not expect to incur costs related to the use of, and ongoing depreciation associated with, the corporate aircraft, the MDU Resources corporate headquarters building, and other information technology-related assets. Management estimated that Everus would have synergies of approximately $492 thousand and $1,051 thousand for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively, all of which are expected to be recurring in nature.
Management estimated these dis-synergies and synergies by using the MDU Resources 2024 corporate budget as a baseline and conducting an incremental assessment for each corporate functional area (Finance, Tax, Accounting, Legal and Risk Management, Treasury, Human Resources, Public Relations and Communications, etc.) and an employee-level census to identify all incremental resources and associated costs, including systems and third-party contracts as noted above, required for Everus to operate as a standalone public company. This assessment was performed consistently across all departments and consisted of department leads identifying the frequency, length, and the sourcing model (insource, third-party, etc.) needed for the business on an ongoing basis. The employee-level census involved the analysis of employee compensation, benefits and other non-salary-related costs based on the number of employees that would be needed to provide corporate services after the separation. As a result of this assessment, management identified additional incremental needs to those that are included in the historical financial statements and are covered by the transition services agreement as well as new needs not previously incurred.
The additional dis-synergies and synergies have been estimated based on assumptions that management believes are reasonable. However, actual additional costs that will be incurred and cost savings could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third-party vendors, ability to execute on proposed separation plans, strategic decisions made in areas such as human resources, risk management and information technology, increases or decreases in resources and areas of investment. In addition, adverse effects and limitations, including those discussed in the section entitled “Risk Factors” to this information statement, may impact actual costs incurred.

These management adjustments include forward-looking information that is subject to the safe harbor protections of the Exchange Act. The tax effect has been determined by applying the statutory federal and state income tax rate to the aforementioned adjustments.
For the six months ended June 30, 2024

	Net Income (loss)	Basic earnings per share	Diluted earnings per share
	(In thousands, except share and per share amounts)
Unaudited pro forma condensed consolidated net income*	$56,950	$1.12	$1.12
Management adjustments:
Dis-synergies	(10,531)
Synergies	492
Tax effect	2,551
Unaudited pro forma condensed consolidated net income after management adjustments	$49,462	$0.97	$0.97
Weighted-average common shares outstanding - basic	50,972,059
Weighted-average common shares outstanding - diluted	50,972,059
___________________
*As shown in the unaudited pro forma condensed consolidated statement of income
For the year ended December 31, 2023

	Net Income (loss)	Basic earnings per share	Diluted earnings per share
	(In thousands, except share and per share amounts)
Unaudited pro forma condensed consolidated net income*	$120,093	$2.36	$2.36
Management adjustments:
Dis-synergies	(29,504)
Synergies	1,051
Tax effect	7,231
Unaudited pro forma condensed consolidated net income after management adjustments	$98,871	$1.94	$1.94
Weighted-average common shares outstanding - basic	50,972,059
Weighted-average common shares outstanding - diluted	50,972,059
___________________
*As shown in the unaudited pro forma condensed consolidated statement of income

BUSINESS
This section discusses Everus Construction Group, Inc.’s business assuming the completion of all of the transactions described in this information statement, including the separation. References in this information statement to “Everus,” “we,” “us” or “our” refer to Everus Construction Group, Inc., a Delaware corporation, and its consolidated subsidiaries. References in this information statement to “MDU Resources” refer to MDU Resources Group, Inc., a Delaware corporation, and its subsidiaries (other than, after the distribution, Everus and its consolidated subsidiaries), unless the context otherwise requires. References to Everus’ historical business and operations refer to the business and operations of Everus Construction, Inc. (formerly known as MDU Construction Services Group, Inc.) (“Everus Construction”) that will be transferred to Everus in connection with the separation and distribution.
Our Company
Everus is a leading construction solutions provider headquartered in Bismarck, North Dakota, offering specialty contracting services to a diverse set of end markets across the United States. We operate across two segments, Electrical & Mechanical (“E&M”) and Transmission & Distribution (“T&D”), and deliver services through our 15 wholly owned operating companies (the “Operating Companies”), which go to market under 20 local brands allowing Everus to differentiate the services it provides and geographical markets it serves. Everus’ historical business was established in 1997 through MDU Resources’ acquisition of International Line Builders and has expanded its capabilities significantly since then through targeted entry into new geographies and more than 25 acquisitions. Today, Everus ranks as the 10th largest specialty contractor in the United States according to the Engineering News-Record, serving approximately 3,700 customers across more than 40,000 projects across the United States in 2023. The number of employees fluctuates at any given time depending on the number and scale of projects, and in 2023, we had more than 9,000 employees at peak across all functions and sites.
Our specialty contracting services across E&M and T&D are provided to customers in the commercial, industrial, institutional, service, renewables, utility and transportation end markets, among others. We go to market through a decentralized operating model that aligns with our 4 EVER Strategy—Employees, Value, Execution and Relationships. This focused strategy enhances the competitive position of our Operating Companies in their respective markets through local brand reputation and delivery, while providing corporate support across people, processes and systems to drive differentiated outcomes for our customers.
The consistent strategic execution across our 4 EVER Strategy underpins our ability to realize strong organic growth and free cash flow generation. We continue to see strong demand across the end markets and geographies we serve, supported by a variety of secular trends, including rising investment levels in data center infrastructure, grid hardening initiatives, factory automation and increased government support for reshoring high-tech manufacturing to the United States. This demand, combined with our disciplined approach to project management, provides us significant visibility into our business, which is reflected in our 2023 backlog of $2.01 billion, which we maintained close to the level achieved in 2022 of $2.13 billion. As a result of our ability to meet the demand for our services, we have been able to grow our revenue to $2.85 billion in 2023 at a compounded annual growth rate (“CAGR”) of 10.8% since 2021 and our EBITDA to $222.6 million in 2023 from $168.6 million in 2021. For a discussion and reconciliation of EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Business Segments
We operate across two operating segments, E&M and T&D. For 2023, our E&M segment generated approximately 74% of our total revenues with 6.3% operating income as a percentage of segment revenues, and our T&D segment generated approximately 26% of our total revenues with 10.0% operating income as a percentage of segment revenues.
Our E&M segment primarily serves general contractor and end-use customers, with demand driven by secular tailwinds for infrastructure development and maintenance in the commercial, industrial, institutional, service and renewables end markets, among others. E&M offers a wide variety of specialty contracting services, including construction and maintenance of electrical and communication wiring, fire suppression systems, and mechanical piping and services, to customers in both the public and private sectors. Our work within the commercial end market leverages our deep expertise within the hospitality and entertainment sector, as well as high tech and data center projects, in addition to more standard commercial projects. Our work within the industrial end market is driven by the need for industrial installations as well as renovations, upgrades and expansions. Within the institutional end market, work is driven by activity in the education and government sectors. Our service work is driven by smaller projects, which can be standalone engagements or recurring maintenance work. Within the renewables end market, we execute projects ranging in size from local electric vehicle charging stations to large-scale solar generation. E&M has a broad and diversified geographic presence, with a strong footprint across the United States. For 2023, E&M was comprised of nine Operating Companies with more than 7,200 employees at peak, offices in 26 cities and a physical presence in 12 states throughout the United States.
Our T&D segment primarily serves electric and natural gas utility customers, as well as customers in the transportation end market, in the West and Midwest regions of the United States. T&D specializes in transmission and distribution construction and offers a broad set of specialty contracting services, including the construction and maintenance of overhead and underground electrical, gas and communication infrastructure. In addition to its specialty contracting services, T&D also designs, manufactures, sells and rents overhead and underground line-stringing equipment and tools. This equipment-serving capability complements T&D’s projects of various size and scope, while providing customers with exceptional service and fast distribution and delivery. The T&D segment also provides solutions across excavation and underground boring, substations, signals and lighting, and emergency restoration. Demand for these services is driven by increased utility spend on aging infrastructure, system hardening, grid reliability initiatives, natural disasters and other weather-related events. T&D has a significant geographical presence in Missouri, California, Montana and Oregon, in addition to equipment rental and manufacturing distribution centers in Arizona, Texas, Georgia, Illinois, Oregon and Ohio. For 2023, T&D was comprised of six Operating Companies with more than 1,900 employees at peak, offices in 26 cities and a physical presence in 12 states throughout the United States.
We allocate general corporate overhead costs that we chose not to allocate directly to E&M or T&D to Other as these costs are not considered part of management’s evaluation of reportable segment operating performance. We also allocate costs related to certain assets not directly attributable to either E&M or T&D to Other.
Industry
The U.S. construction services industry is highly fragmented. It includes a wide spectrum of players, from small, private companies whose activities are geographically concentrated, to larger public companies with nationwide capabilities. Competition within the industry is influenced by various elements such as technical expertise, service pricing, financial and operational resources, track record for safety, industry reputation and dependability.
The U.S. construction services industry serves a diverse customer base that includes federal, state and municipal governmental agencies, commercial and residential developers and private parties. The mix of customers varies by region and economic conditions.
The main factors and trends in the U.S. construction services industry include:
•Key economic factors. Many factors affect product demand, including public spending on infrastructure projects, general economic conditions, including population growth and employment levels, and prevailing interest rates.
•Industry fragmentation. There are thousands of construction services providers of varying scope and size. Market participants may enter new geographies or expand existing positions through organic growth or the acquisition of existing providers.

•Seasonality. Activity in certain areas is seasonal due to the effects of weather, which can impact safety and efficiency of operations and lead to demand for services.
•Cyclicality. The demand for construction services is significantly influenced by the cyclical nature of the economy.
•Regulations. Operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace.
•Production inputs. Cost of labor, equipment and other inputs can vary over time based on macroeconomic factors and impact profitability of operations.
•Personnel. Ability to maintain productivity and operating performance is heavily dependent on the ability to employ, train and retain qualified personnel necessary to operate efficiently.
Everus participates in the following primary markets: E&M and T&D.
Electrical & Mechanical
E&M services are broadly categorized as electrical construction and contracting, mechanical contracting and fire protection turnkey solutions. Broad service offerings include low voltage services, renewable installations, packaged controls and manufacturing. These services are critical in supporting safe, reliable and timely construction across a variety of commercial, institutional, industrial and multi-family residential structures. E&M services span a variety of end markets, including commercial, industrial, institutional, service and renewables.
The growth in the E&M construction services industry can be attributed to several different factors such as (i) the increased intricacy and sophistication of E&M systems due to the adoption of artificial intelligence, automation and controls, cloud computing and data storage, (ii) the increased government support for manufacturing, high tech, infrastructure and reshoring, (iii) population growth, (iv) an aging base of existing buildings and equipment and (v) the ongoing energy transition and expansion that has resulted from a growing emphasis on sustainability across the country. In addition, the key drivers of E&M end-market growth include:
•Hospitality. The hospitality industry has seen post-COVID growth due to a rise in domestic travel, gradual return-to-office and business travel, an increase in local vacations, and higher disposable incomes, all of which are renewing demand for the hospitality construction market.
•Mission critical technologies. Global trends toward digitalization and increasing demand for capacity to support new artificial intelligence technologies are expected to drive medium- to long-term activity across the semiconductor and data center markets. The CHIPS and Science Act is expected to provide up to $53 billion of investment in the U.S. semiconductor industry. About $39 billion of the CHIPS funding that will be allocated over the next five years is earmarked for the construction of semiconductor fabrication plants.
•Health care. Technological innovation and new regulatory requirements are driving heightened investment in and upgrades to critical life and health systems.
•Renewables. Several consumer and regulatory tailwinds are driving activity in this end market, including federal investment credits and rebates for solar energy, electric vehicle adoption and new regulations, which are collectively increasing the need for sufficient infrastructure to support renewable energy sources. The Infrastructure Investment and Job Act and the Inflation Reduction Act are expected to support the supply chain growth for clean energy. According to the U.S. Energy Information Administration, renewables’ share of electricity is expected to increase from approximately 21% in 2021 to 44% in 2050.
According to the Engineering News-Record, the E&M market is highly fragmented with the top 50 contractors holding only a 35% and 20% share of the electrical and mechanical construction services markets, respectively. The top 10 contractors each generate more than $1 billion in annual revenue, but the long tail consists of hundreds of contractors that each generate only approximately $20 million in annual revenue. According to the U.S. Census

Bureau, total construction spending has grown from $1.65 trillion in 2021 to $1.98 trillion in 2023, at a CAGR of 9.7%.
Transmission & Distribution
T&D services primarily consist of installation and maintenance services for electrical transmission and distribution infrastructure, which consists of transmission lines, distribution lines, substations, towers, poles and other essential equipment that enable the transfer and delivery of power from generators to customers. T&D construction services are critical in building and maintaining the infrastructure necessary for utilities to transmit and distribute electricity from the generation source to end residential, commercial and industrial customers. The T&D services industry also provides emergency restoration services in response to wildfires and other natural disasters, as well as the installation and maintenance of gas and communication infrastructure. Moreover, T&D construction services are essential to mitigating health and safety concerns in the operation of electrical infrastructure, which helps preserve the consistent and durable demand for such services. T&D services span a variety of end markets, including electric and natural gas utilities, communications, and transportation, among others.
Growth in the T&D market is primarily driven by electric utilities that continue to invest heavily in new capital project and maintenance programs. This increased capital expenditure spend, as well as the continued outsourcing of transmission and distribution services, benefits from a number of factors such as (i) grid modernization, (ii) build out of additional renewable power sources, (iii) rate case dynamics and (iv) increased government support and spending on infrastructure. In addition, key drivers of end market growth include:
•Utilities. Underlying utility spend is expected to grow in the medium term at rates similar to historical growth rates, driven by aging infrastructure and required replacement, system upgrades and grid hardening. The Infrastructure Investment and Job Act provides approximately $28 billion for investments in enhancing grid reliability and resilience, expanding and upgrading transmission lines, and improving grid flexibility through demand response and distributed energy resources.
•Renewables. Several consumer and regulatory tailwinds are driving activity in this end market, including federal investment credits and rebates for solar energy, electric vehicle adoption and new regulations, which are collectively increasing the need for sufficient infrastructure to support renewable energy sources. The Infrastructure Investment and Job Act and the Inflation Reduction Act are expected to support the supply chain growth for clean energy. According to the U.S. Energy Information Administration, renewables’ share of electricity is expected to increase from approximately 21% in 2021 to 44% in 2050.
•Excavation/underground. Underground excavation is becoming more attractive given advancements in the way construction work is completed. Increased regulatory scrutiny also has resulted in a shift toward placing utilities underground to protect against unfavorable environmental impacts.
•Communications. Renewal and development of communications infrastructure is increasing to support growing data consumption, new methods of transmission and technology advancement, and is bolstered by industry tailwinds from the investment of large, well-capitalized national companies and government policies. For example, the Infrastructure Investment and Job Act is expected to provide approximately $65 billion toward communications investments.
According to the Edison Electric Institute, total capital expenditure spending of U.S. investor-owned electric utilities was estimated to be $167.8 billion for 2023, of which $57.1 billion is allocated to distribution and $30.7 billion is allocated to transmission. Total capital expenditure spending of U.S. investor-owned electric utilities was estimated to be $166.9 billion for 2024 and $168.2 billion for 2025, respectively.
Competitive Strengths
Everus’ strengths include:
Broad geographic reach with local service delivery throughout the United States. Everus is headquartered in Bismarck, North Dakota, with executive, administrative and support staff at the corporate level. We are present in 58 offices nationwide. With authorization to work in nearly every state and the District of Columbia, we have the ability to execute work in new markets based on project attractiveness and customer demand. Additionally, we have 14 pre-fabrication facilities with more than 325,000 square feet of space to support local project sites and maintain strong relationships with local unions to ensure reliable and highly specialized labor availability. In 2023, Everus performed more than 40,000 active projects through more than 17.5 million total hours worked. Our long-term presence in key regional markets throughout the Western, Midwestern and Eastern regions has allowed us to capitalize on large opportunities across high-tech manufacturing facilities, data centers, hospitality centers, and large utilities, resulting in robust opportunities and continued project work in the regions. As our customers expand their operations to other states and regions, they often engage additional Operating Companies on projects, helping us expand our national reach. Everus’ relationships with and recognition among local unions ensure reliable, highly specialized and professional labor.
Value-added, full-service solutions provider with deep bench of professional and specialized labor. Everus’ full-service project approach involves a thorough upfront planning process, which provides a strong foundation for the design-assist, construction and installation phases. Pre-job coordination meetings are required for all jobs greater than $1 million in size or longer than two months in duration, and project schedules are developed and maintained through meticulous pre-planning and project detailing. Our diligent project planning, development and execution processes set us apart from an estimate and delivery standpoint, especially as the pace of project bidding accelerates. We maintain a skilled and dedicated team of employees across all levels who take pride in serving customers with the highest quality work. Our approximately 9,000 employees at peak in 2023 include thousands of specialized craft employees within our field delivery model. A number of specialized employees and leaders have progressed into technical or senior leadership roles, further fortifying the strength of Everus’ union relationships nationwide. Our extensive relationships with local unions provide for a reliable source of labor, guided by our full-time, on-site project managers who drive day-to-day field operations and safety coordination. Project managers have long-term experience within the industry in addition to multiple years of experience within Everus itself. Our general foremen and foremen are highly skilled workers focused in a specific area, such as electrical or line work, and also serve in a leadership capacity within their specialization. The presence of highly qualified and seasoned leaders within the delivery model contributes to our track record of safety and success in project execution. Field workers, who comprise the majority of our field delivery team, are supported with oversight from more experienced field members. The structure of our field delivery model enables us to both attract labor reliably and quickly and transition to a leaner workforce structure as needed, thereby allowing us to flex the size of the workforce we engage depending on the size and number of current projects.
Diverse and attractive revenue base. Everus provides services across two attractive and growing markets in the United States, E&M and T&D. Our work within E&M tends to be larger in nature and consists of longer-term projects that require specialized expertise, as compared to a higher number of small- to medium-sized projects in the T&D segment. Our T&D work consists primarily of recurring upgrade and maintenance work completed for utility and local government customers within our existing regions, with some event-driven storm response work that is short-term, localized and highly profitable. We anticipate the end markets we serve within E&M will see substantial growth in the coming years, with exposure to highly attractive secular tailwinds such as the increase in demand for data center capacity, electrification and the transition to renewables. Within T&D, the maintenance and replacement of aging infrastructure is driving growth in the utilities end market, and government support in the form of laws such as the Infrastructure Investment and Jobs Act is driving demand for our services in the transportation end market. Everus has an attractive mix of opportunities in both our E&M and T&D segments driven by master service agreements and contracted projects supported by our risk management and project oversight framework.
Highly attractive end-market mix with strong tailwinds driving near- and long-term upside. The markets for E&M and T&D services are rapidly expanding, according to the U.S. Census Bureau, with total construction spending growing from $1.65 trillion in 2021 to $1.98 trillion in 2023, at a CAGR of 9.7%. This growth is driven by increased construction and infrastructure spending. Everus’ addressable market includes several highly attractive end markets, including commercial, industrial, institutional, service, renewables, utility and transportation end markets, among others. Within the commercial end market, Everus serves a variety of attractive sectors, including data centers, high tech and hospitality and entertainment. Within the industrial end market, the rapid pace of technological change is driving a continuous need for installations, renovations, upgrades and expansions of manufacturing facilities. Demand for our services in the renewables space continues to rise as demand and government support for electric vehicle charging, solar generation and energy storage increases. Within the utility end market, several attractive tailwinds are driving demand, including aging infrastructure, utility capex budgets and system reliability and resiliency programs, such as the adaptation of existing infrastructure to meet new environmental regulations. Our presence in a broad and diverse set of end markets presents us with opportunities to deploy into the most attractive industries and pivot as markets change. As our existing customers expand into additional and growing end markets, our strong relationships enable us to expand our partnership and grow alongside them.
Long-tenured relationships with marquee customers. Everus’ business model fosters strong, close-knit relationships with local contractors and end customers. In 2023, we served approximately 3,700 customers across more than 40,000 projects, with our top 10 customers contributing approximately 45% of our total revenue of $2.85 billion. We have long-standing relationships with many of our customers, serving as a testament to our customer-oriented culture and history of operational excellence. Our customer base is diverse and ranges from large technology companies to utility providers and local municipalities. Contracts with these various types of customers generally are awarded in the form of a competitive or negotiated bid or master service agreement arrangement. A significant amount of the work we complete is competitively awarded by evaluating non-price items, such as Everus’ pre-construction and design-assist services, and our safety record. We develop strong working relationships by delivering on the key criteria that our larger customers seek, namely scale, professionalism, safety and timely project execution. Moreover, our corporate leadership allows us to strengthen local relationships, while fortifying our reputation of safety and project execution excellence, driving repeat opportunities with our best customers.
Comprehensive platform with decentralized and entrepreneurially focused operating model. Everus’ corporate structure features two reportable segments, E&M, which is made up of nine wholly owned Operating Companies, and T&D, which is made up of six wholly owned Operating Companies. Each Operating Company is led by individual presidents, delivering a wide range of services to our vast network of contractors, builders and end-market customers. Our Operating Company presidents have an average industry tenure of 33 years and an average Everus tenure of 18 years, which enables them to develop teams, build customer relationships and create a track record of success. This decentralized approach allows the Operating Companies to build strong relationships with regional customers, driving repeat work through a history of trust and successful project execution. Positive rapport among local unions also provides consistent and reliable access to the best talent. Our extensive local knowledge and pool of specialized labor go hand in hand to ensure employee safety and quality project delivery. Our Operating Companies are supported by a long-tenured corporate team that provides oversight, support services and mentorship. The corporate team also develops businesswide safety training and procedural manuals to promote consistency across the organization and reduce the burden on local management. The alignment and support between Everus corporate and the Operating Companies drives execution, efficiencies and success, while enabling us to establish relationships with regional customers and promote a shared culture of safety, financial strength and team accountability.
Compelling financial performance with strong free cash flow generation. Everus has achieved strong revenue growth with a three-year revenue CAGR of 10.8% from 2021 through 2023. E&M operating income as a percentage of segment revenues for 2023 was 6.3%, and T&D operating income as a percentage of segment revenues was 10.0%. Everus’ historical EBITDA CAGR from 2021 through 2023 was 8.7%. Everus’ EBITDA Margin was 7.8%

in 2023, supported by experienced corporate leadership, strong policies and procedures, a robust risk management framework and a track record of strong execution. Everus also has compelling free cash flow generation with minimal capital requirements, with free cash flow of $152.0 million in 2023. Our capital expenditures have averaged 1.3% of revenue between 2021 and 2023, primarily driven by maintenance spending. For a discussion and reconciliation of EBITDA and EBITDA Margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Highly experienced management team with demonstrated track record of success. Everus’ senior management team has extensive experience, with an average of 29 years in the industry. In addition to their substantial industry experience, certain members of the management team have been with Everus for decades, building the business from a group of small, regional brands to a national service provider. Jeffrey S. Thiede, President and CEO of Everus, was previously the president of two Operating Companies before assuming his current role in 2013. In addition to corporate senior management, the presidents of the 15 Operating Companies have an average industry tenure of 33 years and an average Everus tenure of 18 years. The presidents serve as the representatives of their respective Operating Company and provide senior management with crucial insight into local operations. Everus corporate leaders and the Operating Company presidents form a critical network of senior experience across the organization. This group meets regularly to discuss the opportunities for major project work, collaborate and refine company strategy and share operational and safety best practices. Each level of management has multiple years of industry exposure over many business cycles, influencing Everus’ focus on cultivating and maintaining positive customer relationships, creating comprehensive and relevant safety policies and procedures and continuing operational excellence.
Growth Strategy
As an independent company, we will focus on the development, growth and expansion of our business, with increased flexibility to pursue strategic and financial plans suited to our industry. We are focused on long-term opportunities that will deliver profitable revenue growth. Our growth strategy is underpinned by our 4 EVER Strategy and is supported by an ongoing commitment to the development of our people.
We plan to pursue the following strategies to drive value creation and grow our business:
Grow share within existing markets. The first of our growth strategies is to win more profitable contracts in the markets where Everus already has existing relationships and where Everus has a reputation for excellent project execution and safety across complex and diversified projects. We benefit from the strong positioning of our Operating Companies within their respective regions and the access to talented and quality labor that this positioning provides. Our track record of organic growth is indicative of the success we have in growing market share with our existing customers. Over time, we have been able to leverage our reputation to expand our customer base within existing regions and end markets. Further, we plan to increase our revenue in a number of target regions where we currently have a smaller presence by growing our share with existing customers and by growing our overall customer base.
Through our E&M segment, we have strong multiyear relationships with major contractors and large corporate customers in attractive end markets. The successful delivery of previous projects for our existing customers is the most effective way for us to generate further revenue. We have experience with E&M customers and projects of all sizes, which allows us to pursue new business across a large range of the available work within our existing markets. Within the T&D industry, customers have an acute focus on the reputation and quality of their service providers, which they regulate through various pre-qualification requirements and processes that are unique to each customer. The industry also is highly regulated, and the focus on safety and reliability of contractors is driven by both the importance of safe provision of utilities to end-market customers and environmental protection. Holding the right pre-qualifications and maintaining a reputation for quality are the most important factors in growing our T&D segment. Everus has a strong track record of achieving and exceeding customer pre-qualification requirements. We actively work to position ourselves with our existing and potential T&D customers as a safe and high-quality service provider, by adopting the key performance indicator reporting frameworks of potential customers and actively managing existing projects to ensure performance requirements are met. We leverage our existing customer relationships to get pre-qualified with target customers, work collaboratively to understand expectations and secure new contract work with existing and new customers. We further support organic growth by holding all employees and labor to the highest standards and providing training over and above what is required by local authorities to ensure safety.
Geographic expansion via satellite projects. We have identified opportunities to grow with our existing customers who look to use our services in locations outside our core service areas. By leveraging our work on critical and complex projects, track record of safety and depth of specialized talent, we are able to target new work in additional geographies, with a preference for new customer locations where we have an existing presence, which allows us to deepen our local relationships and operating experience. Everus has successfully partnered with customers in multiple states as those customers have expanded their footprint across the United States, and we plan to continue to work with our existing customers as they grow into new regions. There are several large corporate and general contractor customers with whom we are prepared to repeat this strategy of growing through satellite projects, and we believe there is sufficient additional opportunity within regions where we already operate to continue growing through this strategy. In select situations where we are entering a new region with no Operating Company presence, we will partner with another contractor to ensure that we can deliver the right resources to our satellite projects until we establish a standalone presence.
Further penetrate higher-growth sectors within our existing end markets. We have identified several sectors of our end markets that are attractive based on current investment levels, long-term projected industry growth rates and existing competitive landscape. Everus already operates in each of these sectors and has entrenched relationships within each with top customers. Our ability to win work in these attractive markets is driven by our experience, specialized and value-added capabilities and access to the best talent. These sectors include, but are not limited to, mission critical technologies, renewables, and health care for our E&M segment, and utility transmission, distribution, natural gas and communications for our T&D segment. Positive industry momentum from the global shift to digital, innovation in technology, sector and governmental regulatory requirements, aging infrastructure and climate concerns have further improved our project opportunities in these identified sectors.
Our strategy to further penetrate attractive sectors within our existing end markets is grounded in our track record of high-quality project execution and our national footprint. Our strategic planning process tracks the largest project opportunities, and in many instances, we already have successfully entered that end market and developed a reputation for project execution excellence, further supplying attractive projects and promoting close customer relationships. We also leverage our decentralized model to grow within these sectors by using Everus’ network relationships to funnel opportunities to the Operating Companies located in the relevant regions.
Inorganic growth through M&A. Our industry is highly fragmented, and there are many opportunities to make accretive acquisitions that complement the strategic position of our business and its growth trajectory. We have completed more than 25 acquisitions in the last 27 years and have a strong track record of creating value through acquisitions, by both successfully integrating these acquisitions and growing the revenue of the acquired companies over time. We expect M&A to continue to be an attractive method for us to meet our strategic objective of delivering revenue and earnings growth. Our existing customer relationships enable us to source new deals, and we believe our pipeline of accretive M&A opportunities is large, which provides us with ample opportunities to build on our existing strong platform. Through these customer networks, we have identified multiple attractive acquisition candidates. We target companies with an excellent safety record, demonstrated expertise and capabilities in end markets that are complementary to our existing business, high-quality relationships with local labor, and strong management teams and operating cultures. We are focused on ensuring that our approach to M&A remains disciplined, and we will continue to evaluate acquisition opportunities to bolster our presence in select regional markets and to broaden and enhance our service offerings.
Competition
Everus operates in a highly competitive business environment, which includes large public companies and many small privately held companies. In addition to competition from smaller independent operators, Everus faces competition from large, publicly traded U.S. construction services companies, including Comfort Systems USA, Inc., EMCOR Group, Inc., MasTec, Inc., MYR Group Inc., Primoris Services Corporation and Quanta Services, Inc., as well as large, private U.S. construction services companies, including M.C. Dean, Inc., Rosendin Electric,

Pike Corporation and Archkey Solutions. The nature of Everus’ competition varies among geographies due to the generally local and regional nature of our services.
Competition is based primarily on price, reputation for quality, safety and reliability. The size and location of the services provided, as well as the state of the economy, are factors in the number of competitors that Everus will encounter on any particular project. We believe that our service offering, diversification and geographic footprint in the United States, along with the quality and management of our workforce, enable us to effectively operate in this competitive environment.
Bonding
In the normal course of business, Everus is required to post surety bonds or present other means of financial assurance for certain public and private sector contracts to secure contractual performance. Our comprehensive surety bonding program includes:
•Performance Bond. Ensures completion of the contract according to its terms, including price and time.
•Bid Bond. Guarantees commitment to a bid and execution of all contract documents if awarded.
•Payment Bond. Ensures payments to all subcontractors and suppliers.
•License Bond. Protects governments and consumers from fraudulent practices.
As of December 31, 2023, Everus had approximately $1.56 billion in original face amount of bonds outstanding for projects, with $1.33 billion of bonding posted for E&M and $224 million for T&D. A large portion of our existing surety bonds are expected to expire within the next 12 months; however, we will likely continue to rely on surety bonds in the future and seek to maintain the level of bonding capacity necessary to support our operations.
Bidding Arrangements and Contract Types
Everus wins most of our projects through competitive bids or by negotiation. When competing for business, several factors are evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, workforce safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. If awarded a project, Everus generally enters into a contract with the customer that defines the scope of the project, responsibility, payment structure and schedule. While there is significant variation in specific contract terms, most contracts are structured as:
•Fixed-Price Contracts. Defined scope of work for a fixed amount.
•Cost-Reimbursable Contracts. Defined scope of work for the cost of the project plus a negotiated margin.
•Unit-Price Contracts. Defined scope of work for each unit for a fixed amount per unit.
Fixed-price contracts accounted for approximately 49% of total 2023 revenue, including 49% of 2023 revenue for E&M and 48% for T&D. Cost-reimbursable contracts accounted for approximately 45% of total 2023 revenue, including 47% of 2023 revenue for E&M and 39% for T&D. Unit-price contracts accounted for approximately 6% of total 2023 revenue, including 4% of 2023 revenue for E&M and 13% for T&D.
We have a broad portfolio of long-term master service agreements within the T&D business, and the work performed pursuant to these agreements generally is priced on a unit-price basis. Our agreements often also cover preventive maintenance and as-needed emergency outage work.
Employees, Unions and Training
The number of Everus employees fluctuates at any given time depending on the number and scale of projects. In 2023, we had more than 9,000 employees at peak across all functions and sites with approximately 7,000 employees as of December 31, 2023. The Operating Companies are responsible for sourcing local labor while Everus corporate oversight ensures appropriate staffing and on-site project leadership structures.
We maintain strong relationships with various local unions, including the International Brotherhood of Electric Workers, across our sites. As of December 31, 2023, 80.6% of our employees were represented by labor unions. Our large, unionized workforce provides flexibility to scale both up and down with projects as needed.
People are at the core of Everus, and Everus’ culture encourages everyone to lead with integrity and take responsibility for ensuring a safe work environment. Everus offers a variety of training and development opportunities to encourage growth within the organization. Effective training is at the forefront of employee development and is a top priority, with a specific focus on instilling Everus’ safety-first culture and values of integrity and ethical leadership across all levels of the organization. We conduct classes as well as hands-on training to develop our employees’ skills and capabilities and utilize safety compliance metrics in employee evaluations. Our close relationship with unions also allows us to deliver effective training programs and continuous education.
Regulatory Matters
Everus is subject to customary regulations, including federal, state and local regulations relating to environmental compliance and maintaining safe conditions in the workplace. The nature of Everus’ operations is such that few, if any, environmental permits are required. Operational convenience supports the use of petroleum storage tanks in several locations, which are permitted under state programs authorized by the Environmental Protection Agency. Everus has no ongoing remediation related to releases from petroleum storage tanks. Everus’ operations are conditionally exempt small-quantity waste generators, subject to minimal regulation under the Resource Conservation and Recovery Act. Federal permits for specific construction and maintenance jobs that may require permits are typically obtained by the hiring entity and not by Everus. Noncompliance with these laws and regulations can subject Everus to fines, loss of licenses or registrations or various forms of civil or criminal prosecution, any of which could have a material adverse effect on Everus’ reputation, business, financial position, results of operations and cash flows.
Seasonality
Adverse weather conditions pose potential challenges and opportunities to Everus’ operations, particularly in our T&D segment. Seasonal variation impacts safety and efficiency in certain U.S. regions, which affects our ability to provide construction services and consequently affects our revenues and profitability. Our T&D operations can be delayed due to severe weather conditions, especially in the winter months, and can be impacted by customer restrictions limiting our ability to perform our service work when electrical demands are high, especially in the summer months, depending on location. Despite these potential challenges, Everus’ national footprint and service mix ensures exposure to a diverse set of geographies, climates and project work, mitigating the seasonality risk while providing opportunities across the United States.
Properties
Everus currently maintains its principal executive office at 1730 Burnt Boat Drive, Bismarck, North Dakota 58503. In addition to the principal office, Everus owns or leases facilities in 18 states throughout the United States. These facilities are used for offices, equipment yards, prefabrication, manufacturing, warehousing, storage and vehicle shops.
In addition to its real property, Everus operates a fleet of owned and leased trucks and trailers, support vehicles and specialty construction equipment, such as bucket trucks, digger derricks, line pulling and tensioning equipment, and specialty extraction equipment.
Intellectual Property
Historically, MDU Resources has held various trademarks that support the operations of Everus’ business, including its advertising and marketing activities. These trademarks generally are protected by registration in the

United States. In connection with the separation and distribution, we anticipate that MDU Resources will transfer certain of these trademarks to Everus or its subsidiaries to support our ongoing operations.
Insurance
Everus maintains insurance coverage that it believes is appropriate for its business, including but not limited to workers’ compensation, auto liability, general liability, excess liability, contractors pollution liability, legal liability, professional liability, directors and officers liability, employment practices liability, cyber policy, terrorism insurance and property insurance. In addition, Everus has historically benefited from coverage under certain corporate level insurance policies held by MDU Resources. The separation and distribution agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to claims covered by MDU Resources’ insurance prior to the distribution and set forth procedures for the administration of insured claims and related matters.
Legal Proceedings
In the ordinary course of Everus conducting its business activities, it and its subsidiaries become involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class-action basis, and other proceedings involving regulatory, employment, general and commercial liability, automobile liability and other matters. Everus does not expect any of these proceedings to have a material effect on its reputation, business, financial position, results of operations or cash flows; however, Everus can give no assurance as to a material effect.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following information should be read in conjunction with the audited consolidated financial statements and related notes as well as the unaudited condensed consolidated financial statements and related notes included elsewhere in this information statement. The following discussion may contain forward-looking statements that are based upon current expectations and are subject to uncertainty and changes in circumstances.
Everus Construction Group, Inc.’s (“Everus”) actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed in the following and elsewhere in this information statement, particularly in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” References to the “Company,” “Everus Construction” or “we” refer to Everus Construction, Inc. (formerly known as MDU Construction Services Group, Inc.) and its subsidiaries, which are to be held by Everus.
Overview
Everus offers specialty contracting services under two segments, Electrical & Mechanical and Transmission & Distribution, which provide services to a diverse set of end markets across the United States. We focus on safely executing projects; providing a superior return on investment by building new and strengthening existing customer relationships; ensuring quality service; effectively managing costs; retaining, developing and recruiting talented employees; growing through organic and strategic acquisition opportunities; and focusing efforts on projects that will permit higher margins while properly managing risk. The growth we have experienced in recent years is due in part to the project awards in the markets served and the ability to support national customers in most of the regions in which we operate.
We provide specialty contracting services to commercial, industrial, institutional, service, renewables, utilities, transportation, manufacturing and governmental customers. We operate throughout the United States through two operating segments:
Electrical & Mechanical (“E&M”): Contracting services including construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services.
Transmission & Distribution (“T&D"): Contracting services including construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and distribution of transmission line construction equipment and tools.
Core Products and Services
Our E&M segment primarily serves general contractor and end-use customers, with demand driven by secular tailwinds for infrastructure development and maintenance in the commercial, industrial, institutional, service and renewables end markets, among others. E&M offers a wide variety of specialty contracting services, including construction and maintenance of electrical and communication wiring, fire suppression systems, and mechanical piping and services, to customers in both the public and private sectors. Our work within the commercial end market leverages our deep expertise within the hospitality and entertainment sector, as well as high tech and data center projects, in addition to more standard commercial projects. Our work within the industrial end market is driven by the need for industrial installations as well as renovations, upgrades and expansions. Within the institutional end market, work is driven by activity in the education and government sectors. Our service work is driven by smaller projects, which can be standalone engagements or recurring maintenance work. Within the renewables end market, we execute projects ranging in size from local electric vehicle charging stations to large-scale solar generation.
Our T&D segment primarily serves electric and natural gas utility customers, as well as customers in the transportation end market, in the West and Midwest regions of the United States. T&D specializes in transmission and distribution construction and offers a broad set of specialty contracting services, including the construction and maintenance of overhead and underground electrical, gas and communication infrastructure. In addition to its specialty contracting services, T&D also designs, manufactures, sells and rents overhead and underground line-

stringing equipment and tools. This equipment-serving capability complements T&D’s projects of various size and scope, while providing customers with exceptional service and fast distribution and delivery. The T&D segment also provides solutions across excavation and underground boring, substations, signals and lighting, and emergency restoration. Demand for these services is driven by increased utility spend on aging infrastructure, system hardening, grid reliability initiatives, natural disasters and other weather-related events.
Geographic Footprint
Everus is headquartered in Bismarck, North Dakota and is present in 58 offices nationwide. With authorization to work in nearly every state and the District of Columbia, we have the ability to execute work in new markets based on project attractiveness and customer demand. Additionally, we have 14 pre-fabrication facilities with more than 325,000 square feet of space to support local project sites and maintain strong relationships with local unions to ensure reliable and highly specialized labor availability. In the first six months of 2024, Everus performed more than 20,000 active projects through more than 7.3 million total hours worked. In 2023, Everus performed more than 40,000 active projects through more than 17.5 million total hours worked.
E&M has a broad and diversified geographic presence, with a strong footprint across the United States. E&M is comprised of nine Operating Companies with approximately 5,600 employees at June 30, 2024, offices in 24 cities and a physical presence in 13 states throughout the United States. T&D has a significant geographical presence in Missouri, California, Montana and Oregon, in addition to equipment rental and manufacturing distribution centers in Arizona, Texas, Georgia, Illinois, Oregon and Ohio. The T&D segment is comprised of six Operating Companies with approximately 2,000 employees at June 30, 2024, offices in 16 cities and a physical presence in 11 states throughout the United States.
Our long-term presence in key regional markets throughout the Western, Midwestern and Eastern regions has allowed us to capitalize on large opportunities across high-tech manufacturers, data centers, hospitality and large utilities, resulting in robust pipelines and continued project work in the regions. As our customers expand their own operations to other states and regions, they often continue to engage additional Operating Companies on projects, helping us expand our national reach.
Sustainability
Everus believes its focus on sustainability creates value for the communities it serves, for Everus itself and for its stockholders. Sustainable practices, such as charitable contributions, business innovations and recruiting and retaining personnel, provide an opportunity for Everus to focus on its long-term success and the success of the communities where it operates. Everus’ sustainability efforts create opportunities to increase revenue and profitability, create a competitive advantage, and attract a skilled and diverse workforce. As a result, the sustainable development of Everus and its communities is at the core of Everus’ decision-making process and corporate vision.
Workforce
The number of Everus employees fluctuates at any given time depending on the number and scale of projects. As of June 30, 2024, we had approximately 7,600 employees. In 2023, we had more than 9,000 employees at peak across all functions and sites with approximately 7,000 employees as of December 31, 2023. The Operating Companies are responsible for sourcing local labor while Everus corporate oversight ensures appropriate staffing and on-site project leadership structures.
We maintain strong relationships with various local unions, including the International Brotherhood of Electric Workers, across our sites. As of June 30, 2024 and December 31, 2023, 81.9% and 80.6% of our employees were represented by labor unions, respectively. Our large, unionized workforce provides flexibility to scale both up and down with projects as needed.
People are at the core of Everus, and Everus’ culture encourages everyone to lead with integrity and take responsibility for ensuring a safe work environment. Everus offers a variety of training and development opportunities to encourage growth within the organization. Effective training is at the forefront of employee development and is a top priority, with a specific focus on instilling Everus’ safety-first culture and values of integrity and ethical leadership across all levels of the organization. We conduct classes as well as hands-on training to develop our employees’ skills and capabilities and utilize safety compliance metrics in employee evaluations. Our close relationship with unions also allows us to deliver effective training programs and continuous education.
Strategy and Challenges
We face challenges, which are not under direct control of the business, in the markets in which we operate, including those described in “Risk Factors” included elsewhere in this information statement. These factors, and those noted below, have caused fluctuations in revenues, gross profit and earnings in the past and are likely to cause fluctuations in the future.
•Revenue mix and impact on gross profit. The mix of revenues based on the types of services provided can impact gross profit as certain industries and services provide higher gross profit opportunities. Larger or more complex projects typically result in higher gross profit opportunities since we assume a higher degree of performance risk and there is greater utilization of our resources for longer construction timelines. However, larger or more complex projects can have a higher risk of regulatory and seasonal or cyclical delay. Project schedules fluctuate, which can affect the amount of work performed in a given period. Smaller or less complex projects typically have a greater number of companies competing for them, and competitors at times may be more aggressive when pursuing available work. A greater percentage of smaller scale or less complex work in a given period could negatively impact gross profit due to the inefficiency of transitioning between a greater number of smaller projects versus continuous production on a few larger projects.
•Project variability and performance. Gross profit for a single project may fluctuate period to period due to changes in the volume or type of work performed, the pricing structure under the project contract or job productivity. Productivity and performance on a project can vary period to period based on a number of factors, including unexpected project difficulties; unexpected project site conditions; project location, including locations with challenging operating conditions or difficult geographic characteristics; whether the work is on an open or encumbered right of way; inclement weather or severe weather events; environmental restrictions or regulatory delays; political or legal challenges related to a project; and the performance of third parties. In addition, the type of contract can impact the gross profit on a project. Under fixed-price contracts, which are more common with larger or more complex projects, we assume risk related to project estimates versus actual execution. Revenues under this type of contract can vary, sometimes significantly, from original projects due to additional project complexity; timing uncertainty or extended bidding; extended regulatory or permitting processes; and other factors, which can result in a reduction in profit or losses on a project.
•Subcontractor work and provision of materials. Some work under project contracts is subcontracted out to other companies and gross profit on subcontractor work generally is lower than work we perform. Increased subcontractor work in a given period may therefore result in lower gross profit. In addition, inflationary or other pressures may increase the cost of materials under fixed-price contracts and may result in decreased gross profit on projects. We have worked to implement provisions in project contracts to allow for the pass-through of inflationary costs to customers where feasible and will continue to do so to mitigate the impacts.
Economic and Industry Factors Impacting the Business
We believe that our performance and future success depends on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this information statement titled “Risk Factors.”
Everus has experienced increased insurance costs and anticipates continued increases in insurance costs. Premiums in the insurance industry have risen due to many factors, such as economic inflation and a rise in insurance carriers’ losses, in particular for wildfire risks. Everus in in the process of renewing its insurance lines, which will be on a stand-alone basis in anticipation of the separation from MDU Resources and is seeing these impacts as a part of its renewal process. Everus is focused on strategies to minimize these costs and/or ensuring these costs are built into its bidding opportunities.
We focus on growing our total revenues, expanding margins, managing costs and generating cash, all of which would result in increased operating income.
Strategic Objectives and Opportunities
As an independent company, we will focus on the development, growth and expansion of our business, with increased flexibility to pursue strategic and financial plans suited to our industry. We are focused on long-term opportunities that will deliver profitable revenue growth. Our growth strategy is underpinned by our 4 EVER Strategy and is supported by an ongoing commitment to the development of our people.
We plan to pursue the following strategies to drive value creation and grow our business:
Grow share within existing markets. The first of our growth strategies is to win more profitable contracts in the markets where Everus already has existing relationships and where Everus has a reputation for excellent project execution and safety across complex and diversified projects. We benefit from the strong positioning of our Operating Companies within their respective regions and the access to talented and quality labor that this positioning provides. Our track record of organic growth is indicative of the success we have in growing market share with our existing customers. Over time, we have been able to leverage our reputation to expand our customer base within existing regions and end markets. Further, we plan to increase our revenue in a number of target regions where we currently have a smaller presence by growing our share with existing customers and by growing our overall customer base.
Through our E&M segment, we have strong multiyear relationships with major contractors and large corporate customers in attractive end markets. The successful delivery of previous projects for our existing customers is the most effective way for us to generate further revenue. We have experience with E&M customers and projects of all sizes, which allows us to pursue new business across a large range of the available work within our existing markets. Within the T&D industry, customers have an acute focus on the reputation and quality of their service providers, which they regulate through various pre-qualification requirements and processes that are unique to each customer. The industry also is highly regulated, and the focus on safety and reliability of contractors is driven by both the importance of safe provision of utilities to end-market customers and environmental protection. Holding the right pre-qualifications and maintaining a reputation for quality are the most important factors in growing our T&D segment. Everus has a strong track record of achieving and exceeding customer pre-qualification requirements. We actively work to position ourselves with our existing and potential T&D customers as a safe and high-quality service provider, by adopting the key performance indicator reporting frameworks of potential customers and actively managing existing projects to ensure performance requirements are met. We leverage our existing customer relationships to get pre-qualified with target customers, work collaboratively to understand expectations and secure new contract work with existing and new customers. We further support organic growth by holding all employees and labor to the highest standards and providing training over and above what is required by local authorities to ensure safety.
Geographic expansion via satellite projects. We have identified opportunities to grow with our existing customers who look to use our services in locations outside our core service areas. By leveraging our work on critical and complex projects, track record of safety and depth of specialized talent, we are able to target new work in additional geographies, with a preference for new customer locations where we have an existing presence, which allows us to deepen our local relationships and operating experience. Everus has successfully partnered with customers in multiple states as those customers have expanded their footprint across the United States, and we plan to continue to work with our existing customers as they grow into new regions. There are several large corporate and general contractor customers with whom we are prepared to repeat this strategy of growing through satellite projects, and we believe there is sufficient additional opportunity within regions where we already operate to continue growing through this strategy. In select situations where we are entering a new region with no Operating Company presence, we will partner with another contractor to ensure that we can deliver the right resources to our satellite projects until we establish a standalone presence.

Further penetrate higher-growth sectors within our existing end markets. We have identified several sectors of our end markets that are attractive based on current investment levels, long-term projected industry growth rates and existing competitive landscape. Everus already operates in each of these sectors and has entrenched relationships within each with top customers. Our ability to win work in these attractive markets is driven by our experience, specialized and value-added capabilities and access to the best talent. These sectors include, but are not limited to, mission critical technologies, renewables, and health care for our E&M segment, and utility transmission, distribution, natural gas and communications for our T&D segment. Positive industry momentum from the global shift to digital, innovation in technology, sector and governmental regulatory requirements, aging infrastructure and climate concerns have further improved our project opportunities in these identified sectors.
Our strategy to further penetrate attractive sectors within our existing end markets is grounded in our track record of high-quality project execution and our national footprint. Our strategic planning process tracks the largest project opportunities, and in many instances, we already have successfully entered that end market and developed a reputation for project execution excellence, further supplying attractive projects and promoting close customer relationships. We also leverage our decentralized model to grow within these sectors by using Everus’ network relationships to funnel opportunities to the Operating Companies located in the relevant regions.
Inorganic growth through M&A. Our industry is highly fragmented, and there are many opportunities to make accretive acquisitions that complement the strategic position of our business and its growth trajectory. We have completed more than 25 acquisitions in the last 27 years and have a strong track record of creating value through acquisitions, by both successfully integrating these acquisitions and growing the revenue of the acquired companies over time. We expect M&A to continue to be an attractive method for us to meet our strategic objective of delivering revenue and earnings growth. Our existing customer relationships enable us to source new deals, and we believe our pipeline of accretive M&A opportunities is large, which provides us with ample opportunities to build on our existing strong platform. Through these customer networks, we have identified multiple attractive acquisition candidates. We target companies with an excellent safety record, demonstrated expertise and capabilities in end markets that are complementary to our existing business, high-quality relationships with local labor, and strong management teams and operating cultures. We are focused on ensuring that our approach to M&A remains disciplined, and we will continue to evaluate acquisition opportunities to bolster our presence in select regional markets and to broaden and enhance our service offerings.
Key Challenges and Risks
Competition
Everus operates in a highly competitive business environment, which includes large public companies and many small privately held companies. In addition to competition from smaller independent operators, Everus faces competition from large, publicly traded U.S. construction services companies, including Comfort Systems USA, Inc., EMCOR Group, Inc., MasTec, Inc., MYR Group Inc., Primoris Services Corporation and Quanta Services, Inc., as well as large, private U.S. construction services companies, including M.C. Dean, Inc., Rosendin Electric, Pike Corporation and Archkey Solutions. The nature of Everus’ competition varies among geographies due to the generally local and regional nature of our services.
Competition is based primarily on price, reputation for quality, safety and reliability. The size and location of the services provided, as well as the state of the economy, are factors in the number of competitors that Everus will encounter on any particular project. We believe that our service offering, diversification and geographic footprint in the United States, along with the quality and management of our workforce, enable us to effectively operate in this competitive environment.
Regulatory Matters
Everus is subject to customary regulations, including federal, state and local regulations relating to environmental compliance and maintaining safe conditions in the workplace. The nature of Everus’ operations is such that few, if any, environmental permits are required. Operational convenience supports the use of petroleum storage tanks in several locations, which are permitted under state programs authorized by the Environmental Protection Agency. Everus has no ongoing remediation related to releases from petroleum storage tanks. Everus’

operations are conditionally exempt small-quantity waste generators, subject to minimal regulation under the Resource Conservation and Recovery Act. Federal permits for specific construction and maintenance jobs that may require permits are typically obtained by the hiring entity and not by Everus. Noncompliance with these laws and regulations can subject Everus to fines, loss of licenses or registrations or various forms of civil or criminal prosecution, any of which could have a material adverse effect on Everus’ reputation, business, financial position, results of operations and cash flows.
Seasonality
Adverse weather conditions pose potential challenges and opportunities to Everus’ operations, particularly in our T&D segment. Seasonal variation impacts safety and efficiency in certain U.S. regions, which affects our ability to provide construction services and consequently affects our revenues and profitability. Our T&D operations can be delayed due to severe weather conditions, especially in the winter months, and can be impacted by customer restrictions limiting our ability to perform our service work when electrical demands are high, especially in the summer months, depending on location. Despite these potential challenges, Everus’ national footprint and service mix ensures exposure to a diverse set of geographies, climates and project work, mitigating the seasonality risk while providing opportunities across the United States.
Legal Proceedings
In the ordinary course of Everus conducting its business activities, it and its subsidiaries become involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class-action basis, and other proceedings involving regulatory, employment, general and commercial liability, automobile liability and other matters. Everus does not expect any of these proceedings to have a material effect on its reputation, business, financial position, results of operations or cash flows; however, Everus can give no assurance as to a material effect.
Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.
Market Conditions and Outlook
The U.S. construction services industry is highly fragmented. It includes a wide spectrum of players, from small, private companies whose activities are geographically concentrated to larger public companies with nationwide capabilities. Competition within the industry is influenced by various elements such as technical expertise, service pricing, financial and operational resources, track record for safety, industry reputation and dependability.
The U.S. construction services industry serves a diverse customer base that includes federal, state and municipal governmental agencies, commercial and residential developers and private parties. The mix of customers varies by region and economic conditions.
The main factors and trends in the U.S. construction services industry include:
•Key economic factors. Many factors affect product demand, including public spending on infrastructure projects, general economic conditions, including population growth and employment levels, and prevailing interest rates.
•Industry fragmentation. There are thousands of construction services providers of varying scope and size. Market participants may enter new geographies or expand existing positions through organic growth or the acquisition of existing providers.
•Seasonality. Activity in certain areas is seasonal due to the effects of weather, which can impact safety and efficiency of operations and lead to demand for services.

•Cyclicality. The demand for construction services is significantly influenced by the cyclical nature of the economy.
•Regulations. Operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace.
•Production inputs. Cost of labor, equipment and other inputs can vary over time based on macroeconomic factors and impact profitability of operations.
•Personnel. Ability to maintain productivity and operating performance is heavily dependent on the ability to employ, train and retain qualified personnel necessary to operate efficiently.
The American Rescue Plan provides $1.9 trillion in COVID-19 relief funding for states, schools and local government, including broadband infrastructure. States are beginning to move forward with allocating these funds based on federal criteria and state needs, and in some cases, funding of infrastructure projects could positively impact us. Additionally, the Infrastructure Investment and Jobs Act, was enacted in the fourth quarter of 2021 and is providing long-term opportunities by designating funds for investments in upgrades to electric and grid infrastructure, transportation systems, airports and electric vehicle infrastructure, all industries we support. In addition, the Inflation Reduction Act provides $369 billion in new funding for clean energy programs. These programs include new tax incentives for solar, battery storage and hydrogen development along with funding to expand the production of electric vehicles and the build out of infrastructure to support electric vehicles. Finally, the CHIPS and Science Act is expected to provide up to $53 billion of investment in the U.S. semiconductor industry, with approximately $39 billion of the CHIPS funding earmarked for the construction of semiconductor fabrication plants over the next five years. We will continue to monitor the implementation of these legislative initiatives.
We continue to have bidding opportunities in the specialty contracting markets we operated in during 2023, as evidenced by our backlog. Although bidding remains highly competitive in all areas, we expect relationships with existing customers, safe and skilled workforce, quality of service and effective cost management will continue to provide a benefit in securing and executing profitable projects in the future. We also have seen rapidly growing needs for services across the electric vehicle charging, renewable energy generation and energy storage markets that complement existing renewable projects performed by us.
The Separation and Distribution
On November 2, 2023, MDU Resources announced its intention to separate its wholly owned subsidiary, Everus Construction (formerly known as MDU Construction Services Group, Inc.), from MDU Resources. On March 12, 2024, in connection with the planned separation, MDU Resources changed the name of MDU Construction Services Group, Inc. to Everus Construction, Inc. MDU Resources intends to effect the separation through a pro rata distribution to MDU Resources stockholders of 100% of the outstanding common stock of a new entity, Everus Construction Group, Inc. Everus was formed to hold Everus Construction and the assets and liabilities associated with it and its business. As part of the separation, MDU Resources and its subsidiaries expect to conduct an internal reorganization to transfer Everus Construction and its associated assets and liabilities to Everus.
Following the distribution, MDU Resources stockholders will own 100% of the outstanding shares of Everus common stock, and Everus will be a separate public company from MDU Resources.
On October 1, 2024, the MDU Resources board of directors approved the distribution of 100% of the issued and outstanding shares of Everus common stock, on the basis of one share of Everus common stock for every four shares of MDU Resources common stock held as of the close of business on October 21, 2024, the record date for the distribution, subject to the satisfaction or waiver of the conditions to the distribution as described in this information statement.
The separation is planned as a tax-free separation transaction to the stockholders of MDU Resources for U.S. federal income tax purposes. MDU Resources has received a favorable private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation and distribution. Completion of the separation is subject to certain conditions, including, among other things, the effectiveness of this registration statement on Form

10 with the SEC, final approval from the MDU Resources board of directors, receipt of one or more tax opinions by advisors and a private letter ruling from the IRS, and other customary conditions. MDU Resources may, at any time and for any reason until the proposed transaction is complete, abandon or modify or change its terms.
For a complete discussion of all the conditions, pursuant to the separation and distribution agreement, and the associated risks and uncertainties, associated with the separation and distribution, see “The Separation and Distribution—Conditions to the Distribution” and “Risk Factors—Risks Related to the Separation and Distribution.”
Basis of Presentation
The accompanying audited consolidated financial statements and unaudited condensed consolidated financial statements included in this information statement were prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of MDU Resources. For additional information related to the basis of presentation, see Note 2 – Basis of Presentation in the audited consolidated financial statements and unaudited condensed consolidated financial statements contained elsewhere in this information statement.
Historically, we have participated in Centennial’s and MDU Resources’ centralized cash management program, including their overall financing arrangements. We have related-party agreements in place with Centennial for the financing of our capital needs, which are reflected as related-party notes payable on the audited consolidated and unaudited condensed consolidated balance sheets. Interest expense in the audited consolidated and unaudited condensed consolidated statements of income reflects the allocation of interest on borrowing and funding associated with the related-party agreements.
Certain related-party transactions that are expected to be settled in cash between Everus and, separately, MDU Resources, Centennial and certain other subsidiaries of MDU Resources, have been included in the audited consolidated financial statements and unaudited condensed consolidated financial statements. For additional information regarding the agreements between us, MDU Resources and Centennial, see “Certain Relationships and Related Person Transactions.”
All intercompany balances and transactions between the businesses comprising Everus have been eliminated in the accompanying audited consolidated financial statements and unaudited condensed consolidated financial statements.
Components of Operating Results
Operating Revenues
Operating revenues include revenue generated from contracting services as well as the sale of construction equipment and other supplies. We also rent certain equipment to third parties. Contracting revenue is recognized over time using an input method based on the cost-to-cost measure of progress on a project. Sales and short-term rental revenue is recognized at a point in time when the performance obligation has been satisfied with the delivery of the equipment and supplies.
Cost of Sales
Cost of sales includes all labor, materials, subcontract costs and equipment costs, including depreciation expense, and overhead costs incurred in the execution of our services. These costs are impacted by various drivers, the most significant of which include changes in salary and benefits costs and material and subcontractor pricing. Cost of sales also includes depreciation attributable to the assets being used for sales and rental. Costs associated with operating leases that have been entered into in the execution of our services also are included in cost of sales.
Gross Profit
Gross profit represents profit after cost of sales, as defined previously, and is the difference between operating revenues and the cost of making and selling a product or providing a service.

Selling, General and Administrative Expenses
Selling, general and administrative expenses include the costs for the labor of executive resources, office personnel and administrative functions. Selling expenses can vary depending on the staffing requirements to operate the business and includes discretionary compensation. Other general and administrative expenses include travel and entertainment, professional services, information technology, depreciation and amortization, training, office supplies, allowance for expected credit losses, and other miscellaneous expenses. As part of MDU Resources, we also were allocated certain corporate expenses, including, but not limited to, certain general corporate expenses related to senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit, risk management and other shared services that are presented in selling, general and administrative. Certain operating lease costs also have been included in selling, general and administrative expenses.
Operating Income
Operating income represents profit after cost of sales and selling, general and administrative expenses, as defined previously, and is the difference between operating revenues and the cost of making and selling a product or providing a service, before deducting interest expense, other income and income taxes.
Interest Expense
Interest expense includes the allocation of interest on borrowing and funding associated with our related-party agreements with Centennial and MDU Resources.
Other Income
Other income includes interest income; unrealized gains and losses on investments to fund our participation in MDU Resources’ nonqualified benefit plans; and other miscellaneous income or expenses.
Income Taxes
Income taxes consist of domestic corporate federal and state income taxes related to the sale of our services as well as third-party sales and rentals of our construction equipment and other supplies. The effective tax rate can be affected by many factors, including changes in tax laws, states of operation, regulations or rates, new interpretations of existing laws or regulations and changes to our overall levels of income before tax.
Income From Equity Method Investments
Income from equity method investments consists of unconsolidated joint ventures accounted for under the equity method. Everus currently holds noncontrolling interests in joint ventures formed primarily for the purpose of pooling resources on construction projects.

Consolidated Results of Operations For the Three and Six Months Ended June 30, 2024 and 2023
The following table sets forth our consolidated selected statements of income data, as well as the percentage change from the prior comparative interim periods.

	Three months ended June 30,			Six months ended June 30,
	2024	2023	% change	2024	2023	% change
	(In millions, except percentages)
Operating revenues	$703.3	$747.0	(5.9)%	$1,329.1	$1,501.3	(11.5)%
Cost of sales	614.8	657.8	(6.5)%	1,165.8	1,344.1	(13.3)%
Gross profit	88.5	89.2	(0.7)%	163.3	157.2	3.9%
Selling, general and administrative expenses	37.2	34.9	6.6%	73.1	67.7	8.0%
Operating income	51.3	54.3	(5.5)%	90.2	89.5	0.8%
Interest expense	3.3	5.2	(36.5)%	6.0	8.9	(32.6)%
Other income	1.7	0.9	88.9%	2.6	1.5	73.3%
Income before income taxes and income from equity method investments	49.7	50.0	(0.6)%	86.8	82.1	5.7%
Income taxes	13.6	13.2	3.0%	23.6	21.4	10.3%
Income from equity method investments	2.9	1.8	61.1%	4.0	4.0	—%
Net income	$39.0	$38.6	1.0%	$67.2	$64.7	3.9%
Three Months Ended June 30, 2024, Compared to Three Months Ended June 30, 2023
Operating Revenues
Operating revenues for the three months ended June 30, 2024, were $703.3 million, a decrease of $43.7 million, or 5.9%, from $747.0 million for the three months ended June 30, 2023. The decrease primarily relates to a decrease of $66.4 million, or 11.6%, in E&M revenues, offset by an increase of $26.7 million, or 14.8% in T&D revenues.
E&M revenues declined $66.4 million, or 11.6%, as a result of lower revenues for the commercial, industrial and service markets, partially offset by higher revenues for the institutional market. The commercial market had lower revenues within the hospitality sector from completion of large projects during 2023, partially offset by higher revenues within the data center sector due to increased workloads. The industrial market had lower revenues from lower project workloads in the general industrial and high tech sectors. The service market had lower revenues due to decreased repair and maintenance demand. Partially offsetting the E&M revenue decreases were higher institutional revenues driven from higher project workloads in the government and education sectors.
T&D revenues increased $26.7 million, or 14.8%, as a result of higher revenues for both utility and transportation markets. The utility market had higher revenues from increased workloads for transmission, telecommunication and substation projects, partially offset by lower workloads in distribution projects due to timing of project availability in the markets served. The transportation market had higher revenues due to higher workloads from the timing of projects related to traffic signalization and street lighting, partially offset by a decrease in government and electric project activity.
Cost of Sales
Cost of sales for the three months ended June 30, 2024, was $614.8 million, a decrease of $43.0 million, or 6.5%, from $657.8 million for the three months ended June 30, 2023. This decrease primarily relates to lower operating costs supporting decreased E&M workloads offset and project efficiencies, partially offset by higher T&D operating costs from increased workloads. Labor and material costs decreased by $48.3 million and $26.4 million, respectively, partially offset by higher subcontractor costs of $24.7 million and other job expenses of $7.0 million.

Selling, General and Administrative Expenses
Selling, general and administrative expenses for the three months ended June 30, 2024, were $37.2 million, an increase of $2.3 million, or 6.6%, from $34.9 million for the three months ended June 30, 2023. The increase was driven primarily by higher payroll expenses of $1.5 million to support the operational growth of the business, higher professional service-related expenses of $1.5 million and higher general expenses of $0.8 million including office, rent and insurance expense. Partially offsetting these increases was lower provision for expected credit losses of $1.5 million.
Interest Expense
Interest expense for the three months ended June 30, 2024, was $3.3 million, a decrease of $1.9 million, or 36.5%, from $5.2 million for the three months ended June 30, 2023. This decrease primarily relates to interest expense recognized for the three months ended June 30, 2023 related to related-party notes payable and related-party short-term notes payable that were repaid to Parent during the second quarter of 2023, as well as allocated interest expense from the Parent’s borrowing arrangements in connection with the cash management program. This decrease was partially offset by higher debt balances as a result of increased working capital needs during the current period.
Operating Income
Operating income for the three months ended June 30, 2024, was $51.3 million, a decrease of $3.0 million, or 5.5%, from $54.3 million for the three months ended June 30, 2023. The decrease was primarily driven by decreased gross profit and increased selling, general and administrative expenses as discussed above. Operating income, as a percentage of revenues, remained consistent at 7.3% for both the three months ended June 30, 2024 and the three months ended June 30, 2023.
Other Income
Other income for the three months ended June 30, 2024, was $1.7 million, an increase of $0.8 million, or 88.9%, from $0.9 million for the three months ended June 30, 2023. This increase primarily relates to miscellaneous income, including settlements, rebates and bank fees.
Income Taxes
Income taxes for the three months ended June 30, 2024, were $13.6 million, an increase of $0.4 million, or 3.0%, from $13.2 million for the three months ended June 30, 2023, reflecting higher income before taxes for the period.
Income from Equity Method Investments
Income from equity method investments for the three months ended June 30, 2024, was $2.9 million, an increase of $1.1 million, or 61.1%, from $1.8 million for three months ended June 30, 2023. This increase primarily relates to increased progress on joint venture activity.
Six Months Ended June 30, 2024, Compared to Six Months Ended June 30, 2023
Operating Revenues
Operating revenues for the six months ended June 30, 2024, were $1,329.1 million, a decrease of $172.2 million, or 11.5%, from $1,501.3 million for the six months ended June 30, 2023. The decrease primarily relates to a decrease of $218.4 million, or 18.8%, in E&M revenues, offset by an increase of $50.3 million, or 14.6%, in T&D revenues.
E&M revenues declined $218.4 million, or 18.8%, as a result of lower revenues for the commercial, industrial, service and renewables markets, partially offset by higher revenues from the institutional market. The commercial market had lower revenues within the hospitality sector from completion of large projects during 2023, partially offset by higher revenues within the data center sector due to increased workloads. The industrial market had lower revenues from lower project workloads in the general industrial, high tech and government sectors. The service market had lower revenues due to decreased repair and maintenance demand, and the renewables market had lower revenues due to the timing of projects. Partially offsetting the E&M revenue decreases were higher institutional revenues driven from higher project workloads in the government, healthcare and education sectors.
T&D revenues increased $50.3 million, or 14.6%, as a result of higher revenues for both utility and transportation markets. The utility market had higher revenues from increased workloads for transmission, substation and telecommunication projects, partially offset by lower workloads in storm projects due to timing of project availability in the markets served. The transportation market had higher revenues due to higher workloads from the timing of projects related to traffic signalization and street lighting, partially offset by a decrease in government and electric project activity.
Cost of Sales
Cost of sales for the six months ended June 30, 2024, was $1,165.8 million, a decrease of $178.3 million, or 13.3%, from $1,344.1 million for the six months ended June 30, 2023. This decrease primarily relates to lower operating costs supporting decreased E&M workloads and project efficiencies, partially offset by higher T&D operating costs from increased workloads. Labor and material costs decreased by $140.9 million and $88.0 million, respectively, partially offset by higher subcontractor costs of $41.8 million and other job expenses of $8.8 million.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for the six months ended June 30, 2024, were $73.1 million, an increase of $5.4 million, or 8.0%, from $67.7 million for the six months ended June 30, 2023. The increase was driven primarily by higher payroll expenses of $2.9 million to support the operational growth of the business, higher professional service-related expenses of $2.7 million and higher general expenses of $2.6 million including office, rent and insurance expense. Partially offsetting these increases was lower provision for expected credit losses of $2.8 million.
Operating Income
Operating income for the six months ended June 30, 2024 was $90.2 million, an increase of $0.7 million, or 0.8%, from $89.5 million for the six months ended June 30, 2023. The increase was primarily driven by increased gross profit, largely offset by increased selling, general and administrative expenses as discussed above. Operating income, as a percentage of revenues, increased to 6.8% for the six months ended June 30, 2024 compared to 6.0% for the six months ended June 30, 2023.
Interest Expense
Interest expense for the six months ended June 30, 2024, was $6.0 million, a decrease of $2.9 million, or 32.6%, from $8.9 million for the six months ended June 30, 2023. This decrease primarily relates to interest expense recognized for the six months ended June 30, 2023 related to related-party notes payable and related-party short-term notes payable that were repaid to Parent during the second quarter of 2023, as well as allocated interest expense from the Parent’s borrowing arrangements in connection with the cash management program. This decrease was partially offset by higher debt balances as a result of increased working capital needs during the current period.
Other Income
Other income for the six months ended June 30, 2024, was $2.6 million, an increase of $1.1 million, or 73.3%, from $1.5 million for the six months ended June 30, 2023. This increase primarily relates to miscellaneous income, including settlements, rebates and bank fees.
Income Taxes
Income taxes for the six months ended June 30, 2024, were $23.6 million, an increase of $2.2 million, or 10.3%, from $21.4 million for the six months ended June 30, 2023, reflecting higher income before taxes for the period.

Income from Equity Method Investments
Income from equity method investments for the six months ended June 30, 2024, was $4.0 million, remaining consistent compared to $4.0 million for the six months ended June 30, 2023 based on similar progress on joint venture activity.
Consolidated Results of Operations For the Years Ended December 31, 2023, 2022 and 2021
The following table sets forth our consolidated selected statements of income data, as well as the percentage change from the prior year.

Years ended December 31,	2023	2022	2021	2023 vs 2022 % change	2022 vs 2021 % change
	(In millions, except percentages)
Operating revenues	$2,854.4	$2,699.2	$2,051.6	5.7%	31.6%
Cost of sales	2,532.5	2,423.2	1,803.7	4.5%	34.3%
Gross profit	321.9	276.0	247.9	16.6%	11.3%
Selling, general and administrative expenses	131.4	111.4	102.2	18.0%	9.0%
Operating income	190.5	164.6	145.7	15.7%	13.0%
Interest expense	17.0	6.3	3.5	169.8%	80.0%
Other income	4.0	1.4	1.7	185.7%	(17.6)%
Income before income taxes and income from equity method investments	177.5	159.7	143.9	11.1%	11.0%
Income taxes	45.3	40.8	35.4	11.0%	15.3%
Income from equity method investments	5.0	5.9	0.9	(15.3)%	555.6%
Net income	$137.2	$124.8	$109.4	9.9%	14.1%
Year Ended December 31, 2023, Compared to Year Ended December 31, 2022
Operating Revenues
Operating revenues for the year ended December 31, 2023, were $2,854.4 million, an increase of $155.2 million, or 5.7%, from $2,699.2 million for the year ended December 31, 2022. This increase primarily relates to an increase of $137.1 million, or 6.9%, in E&M revenues. E&M revenues grew as a result of higher commercial revenues from increased hospitality and data center projects, higher industrial revenues from high tech and government projects and institutional revenues largely the result of higher project workloads in the health care market. Offsetting the E&M revenue increases were lower renewable revenues due to project timing.
T&D revenues increased $17.2 million, or 2.4%, as a result of higher utility workloads for distribution, transmission, gas and underground projects. These increases were largely offset by lower workloads in utility electrical projects due to timing. The transportation market was impacted by lower workloads from the timing of projects related to street lighting and government activity, partially offset by an increase in traffic signalization.
Cost of Sales
Cost of sales for the year ended December 31, 2023, was $2,532.5 million, an increase of $109.3 million, or 4.5%, from $2,423.2 million for the year ended December 31, 2022. This increase primarily relates to higher operating costs supporting increased E&M revenues and higher T&D operating costs from increased construction volume. Labor and subcontractor costs increased by $96.0 million and $67.1 million, respectively due to workloads, partially offset by lower material costs of $44.2 million and other job expenses of $12.1 million.

Selling, General and Administrative Expenses
Selling, general and administrative expenses for the year ended December 31, 2023, were $131.4 million, an increase of $20.0 million, or 18.0%, from $111.4 million for the year ended December 31, 2022. The increase was driven primarily by higher provision for expected credit losses of $6.0 million, higher payroll expense of $7.3 million and higher professional service related expenses of $2.8 million to support the operational growth of the business.
Operating Income
Operating income for the year ended December 31, 2023 was $190.5 million, an increase of $25.9 million, or 15.7%, from $164.6 million for the year ended December 31, 2022. The increase was primarily driven by increased revenue and gross profit, partially offset by increased selling, general and administrative expenses as discussed above. Operating income, as a percentage of revenues, increased to 6.7% for the year ended December 31, 2023 compared to 6.1% for the year ended December 31, 2022.
Interest Expense
Interest expense for the year ended December 31, 2023, was $17.0 million, an increase of $10.7 million, or 169.8%, from $6.3 million for the year ended December 31, 2022. This increase primarily relates to higher debt balances as a result of increased working capital needs during the construction season and higher overall variable interest rates.
Other Income
Other income for the year ended December 31, 2023, was $4.0 million, an increase of $2.6 million, or 185.7%, from $1.4 million for the year ended December 31, 2022. This increase primarily relates to the timing of miscellaneous sales of assets.
Income Taxes
Income taxes for the year ended December 31, 2023, were $45.3 million, an increase of $4.5 million, or 11.0%, from $40.8 million for the year ended December 31, 2022, reflecting higher income before taxes for the year.
Income From Equity Method Investments
Income from equity method investments for the year ended December 31, 2023, was $5.0 million, a decrease of $0.9 million, or 15.3%, from $5.9 million for the year ended December 31, 2022. This decrease primarily relates to less progress on joint venture activity.
Year Ended December 31, 2022, Compared to Year Ended December 31, 2021
Operating Revenues
Operating revenues for the year ended December 31, 2022, were $2,699.2 million, an increase of $647.6 million, or 31.6%, from $2,051.6 million for the year ended December 31, 2021. This increase relates to higher E&M revenues of $663.3 million, or 49.7%. E&M grew as a result of higher commercial revenues driven largely by an increase in hospitality, data center, general commercial and renewables projects. Additionally, there were higher institutional revenues largely the result of increased activity and progress on education, healthcare and government projects. Partially offsetting these increases were lower industrial revenues driven by decreased demand for maintenance, high-tech and refinery projects and lower services revenues.
T&D revenue decreased $16.2 million, or 2.2%, due to lower transmission and storm work projects as well as lower transportation revenues, primarily from lower customer demand for street lighting projects. Partially offsetting the decrease was increased utility revenues for electrical, underground, distribution, telecommunications and substation projects, with each sector being driven by higher customer demand.

Cost of Sales
Cost of sales for the year ended December 31, 2022, was $2,423.2 million, an increase of $619.5 million, or 34.3%, from $1,803.7 million for the year ended December 31, 2021. Inflationary pressures resulted in higher E&M operating costs, partially offset by lower T&D operating costs with lower construction volumes. Materials, labor, and equipment costs increased by $280.5 million, $254.3 million, and $32.5 million, respectively.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for year ended December 31, 2022, were $111.4 million, an increase of $9.2 million, or 9.0%, from $102.2 million for year ended December 31, 2021. The increase was driven primarily by higher payroll-related costs including increased incentive costs of $5.7 million, increased provision for expected credit losses of $2.4 million due to changes in estimates during 2021, and higher office expenses, primarily building rent.
Operating Income
Operating income for the year ended December 31, 2022 was $164.6 million, an increase of $18.9 million, or 13.0%, from $145.7 million for the year ended December 31, 2021. The increase was primarily driven by increased revenue and gross profit, partially offset by increased selling, general and administrative expenses as discussed above. Operating income, as a percentage of revenues, decreased to 6.1% for the year ended December 31, 2022 compared to 7.1% for the year ended December 31, 2021.
Interest Expense
Interest expense for the year ended December 31, 2022, was $6.3 million, an increase of $2.8 million, or 80.0%, from $3.5 million for the year ended December 31, 2021. This increase reflects higher average debt balances due to the higher working capital needs to support the business operations, as well as higher variable interest rates.
Other Income
Other income for the year ended December 31, 2022, was $1.4 million, a decrease of $0.3 million, or 17.6%, from $1.7 million for the year ended December 31, 2021.
Income Taxes
Income tax expense for the year ended December 31, 2022, was $40.8 million, an increase of $5.4 million, or 15.3%, from $35.4 million for the year ended December 31, 2021. This reflects higher income before taxes for the year.
Income From Equity Method Investments
Income from equity method investments for the year ended December 31, 2022, was $5.9 million, an increase of $5.0 million, or 555.6%, from $0.9 million for the year ended December 31, 2021. This increase primarily relates to significant progress on a new joint venture project in the commercial market and the completion of a key industrial project.

Segment Results of Operations For the Three and Six Months Ended June 30, 2024 and 2023
We report our results under two reportable segments: Electrical & Mechanical, and Transmission & Distribution. The following table sets forth segment revenues and segment operating income for the periods indicated, as well as the percentage change from the prior period:

	Three months ended June 30,			Six months ended June 30,
	2024	2023	% Change	2024	2023	% Change
	(In millions, except percentages)
Operating revenues:
Electrical & Mechanical	$503.8	$570.2	(11.6)%	$944.9	$1,163.3	(18.8)%
Transmission & Distribution	206.8	180.1	14.8%	395.3	345.0	14.6%
Eliminations	(7.3)	(3.3)	(121.2)%	(11.1)	(7.0)	(58.6)%
Consolidated revenues	$703.3	$747.0	(5.8)%	$1,329.1	$1,501.3	(11.5)%

Operating income:
Electrical & Mechanical	$35.9	$39.3	(8.7)%	$65.8	$69.2	(4.9)%
Transmission & Distribution	20.6	18.6	10.8%	34.8	28.3	23.0%
Corporate and other	(5.2)	(3.6)	(44.4)%	(10.4)	(8.0)	(30.0)%
Consolidated operating income	$51.3	$54.3	(5.5)%	$90.2	$89.5	0.8%
Three Months Ended June 30, 2024, Compared to Three Months Ended June 30, 2023
Operating Revenues
Operating revenues in the E&M segment for the three months ended June 30, 2024, were $503.8 million, a decrease of $66.4 million, or 11.6%, from $570.2 million for the three months ended June 30, 2023. The decrease primarily relates to lower revenues for the commercial, industrial and service markets, partially offset by higher revenues for the institutional market. The commercial market had lower revenues within the hospitality sector of $149.5 million from completion of large projects during 2023, partially offset by a $107.2 million increase in data center projects due to higher workloads. The industrial market had lower revenues on general industrial, high tech and government projects of $25.7 million, $18.2 million and $5.2 million, respectively, partially offset by a higher volume of manufacturing projects of $10.5 million. Service market revenues decreased $7.3 million, largely the result of lower project workloads due to decreased repair and maintenance demand. Partially offsetting the E&M revenue decreases were higher institutional revenues driven by increased workloads in government, education and healthcare projects of $22.6 million, $8.6 million and $3.5 million, respectively.
Operating revenues in the T&D segment for the three months ended June 30, 2024, were $206.8 million, an increase of $26.7 million, or 14.8%, from $180.1 million for the three months ended June 30, 2023. The increase primarily relates to increased revenues for both utility and transportation markets. The utility market had higher revenues due to increased workloads for transmission projects of $14.9 million, telecommunication projects of $8.4 million, and substation projects of $7.2 million. The utility increases were offset by lower workloads on utility distribution projects of $18.9 million. Revenues increased in the transportation market due to higher workloads for traffic signalization projects of $8.3 million and street lighting projects of $7.8 million, partially offset by lower workloads for government and electric projects of $3.6 million.
Operating Income
Operating income in the E&M segment for the three months ended June 30, 2024, was $35.9 million, a decrease of $3.4 million, or 8.7%, from $39.3 million for the three months ended June 30, 2023. The decrease was primarily driven by lower gross profit for commercial, industrial and service projects due to project mix, partially offset by higher gross profit for institutional and renewables projects due to timing of projects. E&M gross profit percentage increased from lower overall operating costs from lower workloads and project completion efficiencies. Operating income was also impacted by cost increases for operating expenses for labor of $0.6 million, professional services of $0.9 million, and general expenses of $0.7 million, offset by lower provision for expected credit losses of $1.6 million. Operating income, as a percentage of revenues, for our E&M segment increased to 7.1% for the three months ended June 30, 2024 compared to 6.9% for the three months ended June 30, 2023.
Operating income in the T&D segment for the three months ended June 30, 2024, was $20.6 million, an increase of $2.0 million, or 10.8%, from $18.6 million for the three months ended June 30, 2023. The increase is the result of higher gross profit for street lighting and government projects due to project mix. Cost increases for professional services of $0.3 million were largely offset by decreases in labor costs and general expenses. Operating income, as a percentage of revenues, for our T&D segment decreased to 10.0% for the three months ended June 30, 2024 compared to 10.3% for the three months ended June 30, 2023.
The increase in corporate and other costs during the three months ended June 30, 2024 was primarily due to higher labor costs of $1.0 million to support the operational growth of the business, higher professional services of $0.3 million and general expenses of $0.3 million including office, charitable contribution and insurance expense.
Six Months Ended June 30, 2024, Compared to Six Months Ended June 30, 2023
Operating Revenues
Operating revenues in the E&M segment for the six months ended June 30, 2024, were $944.9 million, a decrease of $218.4 million, or 18.8%, from $1,163.3 million for the six months ended June 30, 2023. The decrease primarily relates to lower revenues for the commercial, industrial, service and renewables markets, partially offset by higher revenues for the institutional market. The commercial market had lower revenues within the hospitality sector of $315.5 million from completion of large projects during 2023, partially offset by a $167.2 million increase in data center projects due to higher workloads. The industrial market had lower revenues on general industrial, high tech and government projects of $50.1 million, $38.4 million and $12.1 million, respectively, partially offset by higher manufacturing projects of $17.1 million. Service market revenues decreased $33.5 million, largely the result of lower project workloads due to decreased repair and maintenance demand. Renewables market revenues decreased $7.6 million due to timing of projects. Partially offsetting the E&M revenue decreases were higher institutional revenues driven by increased workloads in government, healthcare and education projects of $39.6 million, $15.8 million and $8.3 million, respectively.
Operating revenues in the T&D segment for the six months ended June 30, 2024, were $395.3 million, an increase of $50.3 million, or 14.6%, from $345.0 million for the six months ended June 30, 2023. The increase primarily relates to increased revenues for both utility and transportation markets. The utility market had higher revenues due to increased workloads for transmission projects of $27.1 million, substation projects of $14.4 million, and telecommunication projects of $12.9 million. The utility increases were largely offset by lower workloads on utility storm projects of $13.2 million. Revenues increased in the transportation market due to higher workloads for traffic signalization projects of $12.7 million and street lighting projects of $12.4 million, partially offset by lower workloads for government and electric projects of $7.7 million.
Operating Income
Operating income in the E&M segment for the six months ended June 30, 2024, was $65.8 million, a decrease of $3.4 million, or 4.9%, from $69.2 million for the six months ended June 30, 2023. The decrease was primarily driven by lower gross profit for commercial, industrial and service projects due to project mix, partially offset by higher gross profit for institutional and renewables projects due to timing of project completion and project starts. E&M gross profit percentage increased from lower overall operating costs from lower workloads and project completion efficiencies. Operating income was also impacted by cost increases for operating expenses for labor of $0.8 million, professional services of $1.5 million and general expenses of $1.9 million, offset by lower provision for expected credit losses of $2.7 million. Operating income, as a percentage of revenues, for our E&M segment increased to 7.0% for the six months ended June 30, 2024 compared to 5.9% for the six months ended June 30, 2023.

Operating income in the T&D segment for the six months ended June 30, 2024, was $34.8 million, an increase of $6.5 million, or 23.0%, from $28.3 million for the six months ended June 30, 2023. The increase is the result of higher gross profit from utility projects due to project mix and project efficiencies as well as higher gross profit for street lighting and traffic signalization projects. T&D gross profit percentage increased from higher revenues as discussed above and project efficiencies. Operating income was impacted from higher labor costs of $0.7 million and professional services of $0.7 million. Operating income, as a percentage of revenues, for our T&D segment increased to 8.8% for the six months ended June 30, 2024 compared to 8.2% for the six months ended June 30, 2023.
The increase in corporate and other costs during the six months ended June 30, 2024 was primarily due to higher labor costs of $1.4 million to support the operational growth of the business, higher professional services of $0.5 million and general expenses of $0.6 million, including office, charitable contribution and insurance expense.
Segment Results of Operations For the Years Ended December 31, 2023, 2022 and 2021
The following table sets forth segment revenues and segment operating income for the periods indicated, as well as the percentage change from the prior period:

Years ended December 31,	2023	2022	2021	2023 vs 2022 % change	2022 vs 2021 % change
	(In millions, except percentages)
Operating revenues:
Electrical & Mechanical	$2,134.9	$1,997.8	$1,334.5	6.9%	49.7%
Transmission & Distribution	734.6	717.4	733.6	2.4%	(2.2)%
Eliminations	(15.1)	(16.0)	(16.5)	5.6%	3.0%
Consolidated revenues	$2,854.4	$2,699.2	$2,051.6	5.7%	31.6%

Operating income:
Electrical & Mechanical	$134.4	$105.0	$87.5	28.0%	20.0%
Transmission & Distribution	73.6	72.3	71.5	1.8%	1.1%
Corporate and other	(17.5)	(12.7)	(13.3)	(37.8)%	4.5%
Consolidated operating income	$190.5	$164.6	$145.7	15.7%	13.0%
Year Ended December 31, 2023, Compared to Year Ended December 31, 2022
Operating Revenues
Operating revenues in the E&M segment for the year ended December 31, 2023, were $2,134.9 million, an increase of $137.1 million, or 6.9%, from $1,997.8 million for the year ended December 31, 2022. This increase primarily relates to higher commercial revenues driven largely by a $102.2 million increase in hospitality projects and $49.9 million in data center projects, both due to higher workloads, partially offset by lower general commercial and mechanical workloads of $23.0 million. The industrial market had higher revenues on high tech and government projects of $66.4 million and $15.5 million, respectively, partially offset by lower industrial and low voltage projects of $12.9 million. Institutional market revenues increased $46.8 million, largely the result of higher project workloads in the healthcare market. Offsetting the revenues were lower renewable revenues of $95.7 million due to timing of projects.
Operating revenues in the T&D segment for the year ended December 31, 2023, were $734.6 million, an increase of $17.2 million, or 2.4%, from $717.4 million for the year ended December 31, 2022. Transmission and Distribution revenues increased as a result of higher utility workloads for distribution projects of $71.0 million, transmission projects of $26.0 million, and gas and underground projects of $25.1 million. The utility increases were largely offset by lower workloads on utility electrical projects of $94.6 million and lower substation workloads of $3.1 million. The transportation market was impacted by lower revenues of $15.2 million, primarily from the timing of lower workloads on street lighting and government projects, partially offset by the timing of higher traffic signalization projections of $10.3 million.
Operating Income
Operating income in the E&M segment for the year ended December 31, 2023, was $134.4 million, an increase of $29.4 million, or 28.0%, from $105.0 million for the year ended December 31, 2022. The increase was primarily driven by an increase of revenue as discussed above as well as gross profit margin improvement due to project mix and efficiency in labor and materials compared to the prior year. Operating income was also impacted by cost increases for operating expenses for labor, professional services, and office expenses of $5.6 million and allowance for uncollectible accounts of $5.9 million. Operating income, as a percentage of revenues, for our E&M segment increased to 6.3% for the year ended December 31, 2023 compared to 5.3% for the year ended December 31, 2022.
Operating income in the T&D segment for the year ended December 31, 2023, was $73.6 million, an increase of $1.3 million, or 1.8%, from $72.3 million for the year ended December 31, 2022. The increase is the result of higher revenue as described above with project mix contributing to the operating income increase. Operating income was impacted from higher labor costs and professional services of $2.0 million. Operating income, as a percentage of revenues, for our T&D segment remained consistent for the year ended December 31, 2023 compared to the year ended December 31, 2022.
The increase in corporate and other costs during the year ended December 31, 2023 was primarily due to higher labor costs to support the business operations of $3.4 million along with higher office expenses of $1.3 million, primarily due to higher charitable contributions.
Year Ended December 31, 2022, Compared to Year Ended December 31, 2021
Operating Revenues
Operating revenues in the E&M segment for the year ended December 31, 2022, were $1,997.8 million, an increase of $663.3 million, or 49.7%, from $1,334.5 million for the year ended December 31, 2021. The increase was primarily driven from higher commercial and institutional contracting workloads of $621.7 million related to higher revenue from projects in the hospitality, data center, educational, healthcare, government and general commercial sectors of $251.5 million, $121.8 million, $26.0 million, $24.1 million, $15.4 million and $79.9 million, respectively. The increase was also due to higher general commercial and renewable projects as a result of project mix, timing and progression of contracts. These increases were partially offset by lower revenues at industrial services projects of $51.8 million driven by decreased demand for maintenance, high-tech and refinery projects. The increase was also offset by lower service revenues driven by decreased demand for the repair and maintenance of E&M projects.
Operating revenues in the T&D segment for the year ended December 31, 2022, were $717.4 million, a decrease of $16.2 million, or 2.2%, from $733.6 million for the year ended December 31, 2021. The decrease was primarily driven by lower transmission and storm work projects, which decreased by $42.1 million and $23.4 million, respectively, as well as lower transportation projects revenue, primarily from lower customer demand for street lighting projects of $39.8 million. These decreases were partially offset by increased utility revenues for electrical projects of $37.5 million, underground projects of $24.5 million, distribution projects of $12.7 million, telecommunications projects of $7.0 million and substation projects.
Operating Income
Operating income in the E&M segment for the year ended December 31, 2022, was $105.0 million, an increase of $17.5 million, or 20.0%, from $87.5 million for the year ended December 31, 2021. Results reflect higher revenue and operating income improvement from the mix of projects. Operating income also was impacted by higher operating expenses to support the business of $20.7 million and higher provision for expected credit losses of $1.4 million. Operating income, as a percentage of revenues, for the E&M segment decreased to 5.3% for the year ended December 31, 2022, from 6.6% for the year ended December 31, 2021.

Operating income in the T&D segment for the year ended December 31, 2022, was $72.3 million, an increase of $0.8 million, or 1.1%, from $71.5 million for the year ended December 31, 2021. The increase is the result of changes in revenue as described above, and lower operating costs, based on construction needs. Operating income also increased from lower general expenses of $3.1 million offset by higher provision for expected credit losses of $1.0 million. Operating income, as a percentage of revenues, for our T&D segment increased to 10.1% for the year ended December 31, 2022, from 9.7% for the year ended December 31, 2021.
The decrease in corporate and other costs during the year ended December 31, 2022 was primarily due to lower office expenses of $1.0 million primarily due to charitable contributions, partially offset by higher labor costs to support the business operations of $0.5 million.
Backlog
Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation, and contracts in our backlog are subject to changes in the scope of services to be provided, as well as adjustments to the costs. Backlog also may be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond our control, among other things. Accordingly, there is no assurance that backlog will be realized. As of June 30, 2024, December 31, 2023 and December 31, 2022, we did not experience any material impacts related to customer notices indicating that they no longer wish to proceed with the planned projects that have been included in backlog. The timing of contract awards, duration of large new contracts and the mix of services can significantly affect backlog. Backlog at any given point in time may not accurately represent the revenue or net income that is realized in any period, and backlog as of the end of the fiscal year may not be indicative of the revenue or net income expected to be realized in the following fiscal year and should not be relied upon as a standalone indicator of future revenue or net income. Factors noted in “Risk Factors” included elsewhere in this information statement can cause revenues to be realized in periods and at levels that are different from originally projected.
Subject to the foregoing discussions, the following table summarizes our estimate of backlog as of the dates shown and the backlog that we reasonably estimate will be recognized within the next 12 months following June 30, 2024:

(In millions)	Amount estimated to be recognized within 12 months	Total backlog as of June 30, 2024	Total backlog as of December 31, 2023	Total backlog as of December 31, 2022
Electrical & Mechanical	$1,670.6	$2,063.8	$1,685.6	$1,861.0
Transmission & Distribution	305.0	339.6	325.3	270.0
Total	$1,975.6	$2,403.4	$2,010.9	$2,131.0
Changes in backlog from period to period are primarily the result of fluctuations in the timing of revenue recognition of contracts.
The increase in E&M backlog from June 30, 2024, compared to December 31, 2023, primarily reflects additional commercial, institutional, renewables and industrial projects, partially offset by completed or near completion projects during the period.
The increase in T&D backlog from June 30, 2024, compared to December 31, 2023, reflects additional utility and transportation projects, partially offset by completed or near completion projects during the period.
The decrease in E&M backlog from December 31, 2023, compared to December 31, 2022, reflects project completion on certain commercial projects.
The increase in T&D backlog from December 31, 2023, compared to December 31, 2022, reflects additional utility and transportation projects.

Non-GAAP Financial Measures
In addition to information prepared in accordance with GAAP, we evaluate our operating performance using the non-GAAP financial measures EBITDA and EBITDA Margin, and evaluate our liquidity using the non-GAAP financial measure of Free Cash Flow. These non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. Because of these limitations, EBITDA, EBITDA Margin and Free Cash Flow should not be considered as replacements for net income, net income margin or cash provided by (used in) operating activities, the most comparable GAAP measures, respectively. Our non-GAAP financial measures are not standardized; therefore, it may not be possible to compare them with other companies’ EBITDA, EBITDA Margin and Free Cash Flow having the same or similar names.
EBITDA and EBITDA Margin
We utilize EBITDA and EBITDA Margin to assess our operating performance and to provide a consistent period-to-period comparison. We also utilize EBITDA and EBITDA Margin as a basis for strategic planning and forecasting as we believe that it closely correlates to long-term enterprise value. We believe that measuring performance on an EBITDA basis is useful to investors because it enables a more consistent evaluation of our operational performance period to period. We believe these non-GAAP financial measures, in addition to the corresponding GAAP measures of net income and net income margin, provide investors meaningful information about operational efficiency by excluding the impacts of differences in tax jurisdictions and structures, debt levels and capital investment. Rating agencies and investors also may use EBITDA to calculate our leverage as a multiple of EBITDA. We use these non-GAAP financial measures in conjunction with GAAP results when evaluating our operating results, calculating compensation packages and determining leverage as a multiple of EBITDA to establish the appropriate funding of our operations.
EBITDA is calculated by adding back interest expense, income taxes and depreciation and amortization to net income. EBITDA Margin is calculated by dividing EBITDA by operating revenues. EBITDA and EBITDA Margin are considered non-GAAP financial measures and are comparable to the corresponding GAAP measures of net income and net income margin, respectively.
The following tables reconcile net income to EBITDA and provide the calculation of EBITDA Margin.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(In millions, except percentages)
Net income	$39.0	$38.6	$67.2	$64.7
Interest	3.3	5.2	6.0	8.9
Income taxes	13.6	13.2	23.6	21.4
Depreciation and amortization	6.2	5.9	12.1	11.3
EBITDA	$62.1	$62.9	$108.9	$106.3

Operating revenues	$703.3	$747.0	$1,329.1	$1,501.3
Net income margin	5.5%	5.2%	5.1%	4.3%
EBITDA Margin	8.8%	8.4%	8.2%	7.1%

Years ended December 31,	2023	2022	2021
	(In millions, except percentages)
Net income	$137.2	$124.8	$109.4
Interest	17.0	6.3	3.5
Income taxes	45.3	40.8	35.4
Depreciation and amortization	23.1	21.5	20.3
EBITDA	$222.6	$193.4	$168.6

Operating revenues	$2,854.4	$2,699.2	$2,051.6
Net income margin	4.8%	4.6%	5.3%
EBITDA Margin	7.8%	7.2%	8.2%
Free Cash Flow
We utilize Free Cash Flow as a measure of liquidity that indicates how much cash the company can produce after taking cash outflows from operations and assets into consideration. We believe that this non-GAAP financial measure is useful to investors because it provides a measure of the company’s financial health and our ability to generate cash. We believe this non-GAAP financial measure, in addition to the corresponding GAAP measure of cash provided by (used in) operating activities, provides investors meaningful information about our potential ability to support additional debt obligations, pay future dividends and fund growth. Free Cash Flow does not represent our residual cash flow available for discretionary purposes.
Free Cash Flow is defined as net cash provided by (used in) operating activities less net capital expenditures.
The following tables reconcile cash provided by (used in) operating activities to Free Cash Flow.

	Six months ended June 30,
	2024	2023
	(In millions)
Net cash used in investing activities	$(11.5)	$(11.8)
Net cash provided by financing activities	$6.5	$28.8

Net cash provided by (used in) operating activities	$3.7	$(18.5)
Purchases of property, plant and equipment	(16.5)	(20.3)
Cash proceeds from sale of property, plant and equipment	5.4	9.0
Free Cash Flow	$(7.4)	$(29.8)

Years ended December 31,	2023	2022	2021
	(In millions)
Net cash (used in) provided by investing activities	$(20.0)	$(24.6)	$0.9
Net cash (used in) provided by financing activities	$(151.9)	$51.5	$(87.8)

Net cash provided by (used in) operating activities	$171.4	$(25.5)	$85.5
Purchases of property, plant and equipment	(35.6)	(35.8)	(29.8)
Cash proceeds from sale of property, plant and equipment	16.2	11.3	14.5
Free Cash Flow	$152.0	$(50.0)	$70.2

Liquidity and Capital Resources
As of June 30, 2024, December 31, 2023 and December 31, 2022, we had cash and cash equivalents of $0.3 million, $1.6 million and $2.1 million, respectively. Historically, we have participated in Centennial’s centralized cash management program, including its overall financing arrangements. Subsequent to the completion of the separation, our cash management, capital structure and liquidity sources will change significantly. Following the separation, we will implement our own centralized cash management model and use cash on hand and third-party credit facilities to fund day-to-day operations.
Our ability to fund our cash needs will depend on the ongoing ability to generate cash from operations and obtain debt financing with competitive rates. We will rely on access to capital markets as sources of liquidity for capital requirements not satisfied by cash flows from operations.
Our principal uses of cash in the future will be to fund our operations, working capital needs, capital expenditures, repayment of borrowings and strategic business development transactions.
In connection with the separation, Everus expects to enter into a five-year credit agreement, whereby it will have the capacity to incur indebtedness of up to $525 million, consisting of $300 million in aggregate principal amount of term loans and a $225 million revolving credit facility. The debt is expected to mature in five years and Everus expects to bear interest at a variable interest rate with an estimated interest rate of approximately 7.10% at the separation date. Total deferred debt issuance costs associated with such indebtedness are estimated to be $4,200 thousand, which will be amortized to Interest expense over the terms of the loans and will be reflected as a reduction to Long-term debt. Everus expects to utilize $40 million of the revolving credit facility as of the separation date, based on projected working capital needs. Total deferred debt issuance costs associated with the credit facility are estimated to be $3,150 thousand, which will be recorded to Other noncurrent assets, and will be amortized to Interest expense over the term of the credit facility. Everus also expects to incur annual undrawn fees of approximately $648 thousand based on the estimated undrawn balance of the credit facility and will record the costs in Interest expense.
Everus expects to use a portion of the net proceeds of such indebtedness, including the term loans and drawn credit facility amount, to repay Everus Construction’s outstanding indebtedness with MDU Resources, which consists of $200,456 thousand in Related-party notes payable, as well as $1,154 thousand of accrued interest in Due to related-party on the historical unaudited condensed consolidated balance sheet as of June 30, 2024. In addition, expected proceeds of $88,390 thousand remaining after the repayment of intercompany indebtedness would be distributed to MDU Resources and reflected in Retained earnings, with $42,650 thousand being retained by Everus and reflected in Cash and cash equivalents.
We believe that third-party financing arrangements, future cash from operations and access to capital markets will provide adequate resources to fund future cash flow needs and, therefore, subsequent to the separation, we would no longer rely on funding from Centennial.
GAAP requires that management evaluate our ability to meet our obligations as they become due within one year after the date that the consolidated financial statements are issued. As a result of this, as further discussed in Note 16 – Related-Party Transactions of the audited consolidated financial statements and Note 14 – Related-Party Transactions of the unaudited condensed consolidated financial statements, MDU Resources has committed to continue funding us through the central cash management and financing program to allow us to meet our obligations as they become due for at least one year and a day following the date that the consolidated financial statements are issued to meet this requirement.
Working Capital
Our working capital requirements may increase when we commence multiple projects or particularly large projects because labor, subcontractor, inventory and certain other costs typically become payable before the receivables resulting from work performed are collected and when we incur costs for work that is the subject of unpaid retainage, change orders and claims. The typical payment billing terms are due within 30 days but may differ depending on contract terms. Retention on receivables can impact the cash collection cycle beyond expenses incurred. The timing of billings and project closeouts can contribute to changes in unbilled revenue. As of June 30, 2024, we expect that substantially all our unbilled receivables will be billed to customers in the normal course of business within the next 12 months.
Capital Expenditures
Our cash capital expenditures for the six months ended June 30, 2024, were $16.5 million, or $11.1 million net of proceeds from asset disposals, compared to $20.3 million, or $11.3 million net of proceeds from asset disposals, for the six months ended June 30, 2023. The six months ended 2024 and 2023 capital expenditures were funded by internal sources, and related-party borrowings from MDU Resources and Centennial. Capital expenditures for the six months ended June 30, 2024, were primarily used for vehicle and equipment additions to support the growth of the company.
Our cash capital expenditures for the year ended December 31, 2023, were $35.6 million, or $19.4 million net of proceeds from asset disposals, compared to $35.8 million, or $24.5 million net of proceeds from asset disposals, for the year ended December 31, 2022. The 2023 and 2022 capital expenditures were funded by internal sources, and related-party borrowings from MDU Resources and Centennial. Capital expenditures for the year ended December 31, 2023, were primarily used for vehicle and equipment additions to support the growth of the company.
We expect capital expenditures and commitments for equipment purchase, lease and rental arrangements to be necessary for the foreseeable future in order to meet anticipated demand for our services. We expect capital expenditures for the year ended December 31, 2024, to be approximately $52.0 million. Actual capital expenditures may increase or decrease depending upon business activity levels, as well as ongoing assessments of equipment leasing versus purchasing decisions based on short- and long-term equipment requirements. We continuously monitor our capital expenditures for project delays and changes in economic viability and adjust as necessary. We anticipate that the combination of cash on hand, cash flows from operations, credit facilities and issuances of debt and equity securities, if necessary, will provide sufficient funding to enable us to meet the need of future capital expenditures.
We also continue to evaluate the potential for future acquisitions and other growth opportunities that would be incremental to our capital program; however, they are dependent on the availability of opportunities and, as a result, capital expenditures may vary significantly from the estimates provided.
Cash Flows
The following table summarizes our net cash used in and provided by operating, investing and financing activities for the six months ended June 30, 2024 and 2023:

Six months ended June 30,	2024	2023
	(In millions)
Net cash provided by (used in):
Operating activities	$3.7	$(18.5)
Investing activities	(11.5)	(11.8)
Financing activities	6.5	28.8
Decrease in cash and cash equivalents	(1.3)	(1.5)
Cash and cash equivalents - beginning of period	1.6	2.1
Cash and cash equivalents - end of period	$0.3	$0.6
Operating Activities
Cash provided by operating activities totaled $3.7 million in the six months ended June 30, 2024, compared to cash used in operating activities of $18.5 million in the six months ended June 30, 2023, for an increase of $22.2 million. The change in cash provided by operating activities was the result of increased earnings and changes in working capital components which resulted in a use of $65.7 million in the six months ended June 30, 2024, compared to a use of $95.5 million in the six months ended June 30, 2023. This change was driven largely by timing of job activity and billing fluctuations with a $20.7 million cash improvement in costs in excess of earnings and billings and a $41.5 million increase in accounts payable, partially offset by an increase in accounts receivable of $37.4 million due to a decline in collections and timing of billing.
Investing Activities
Cash used in investing activities totaled $11.5 million in the six months ended June 30, 2024, compared to cash used in investing activities of $11.8 million in the six months ended June 30, 2023. The decrease in cash used was primarily due to lower capital expenditures largely offset by lower proceeds from the sale of property.
Financing Activities
Cash provided by financing activities totaled $6.5 million in the six months ended June 30, 2024, compared to cash provided by financing activities of $28.8 million in the six months ended June 30, 2023. The decrease in cash provided by financing activities was the result of cash inflows from the related-party cash management program decreasing by $93.4 million during the six months ended June 30, 2024 and higher cash outflows for transfers to Parent of $1.2 million. Additionally, in the six months ended June 30, 2023 there were repayments of long- and short-term debt of $72.0 million, of which there were none in the six months ended June 30, 2024.
The following table summarizes our net cash used in and provided by operating, investing and financing activities for the periods indicated:

Years ended December 31,	2023	2022	2021
	(In millions)
Net cash provided by (used in):
Operating activities	$171.4	$(25.5)	$85.5
Investing activities	(20.0)	(24.6)	0.9
Financing activities	(151.9)	51.5	(87.8)
(Decrease) increase in cash and cash equivalents	(0.5)	1.4	(1.4)
Cash and cash equivalents - beginning of year	2.1	0.7	2.1
Cash and cash equivalents - end of year	$1.6	$2.1	$0.7
Operating Activities
Cash provided by operating activities totaled $171.4 million in 2023, compared to cash used in operating activities of $25.5 million in 2022 for an increase of $196.9 million. The change in cash provided by operating activities was the result of increased earnings and changes in working capital components which totaled $21.1 million in 2023, compared to a use of $160.2 million in 2022. This change was driven largely by timing of job activity and billing fluctuation with an improvement of $225.1 million in accounts receivable collections and a $45.8 million increase related to collections of costs in excess of earnings and billings, partially offset by an $88.3 million decrease in changes of accounts payable.
Cash used in operating activities totaled $25.5 million in 2022, compared to cash provided by operating activities of $85.5 million in 2021 for a decrease of $111.0 million. The change in cash used in operating activities was the result of increased earnings and changes in working capital components which totaled a use of $160.2 million in 2022, compared to a use of $21.2 million in 2021. This change was driven largely by timing of job activity and billing fluctuation from the result of fluctuations in job activity resulting in increased receivables of $196.0 million in the period and a $30.1 million decrease related to collections of costs in excess of earnings and billings compared to 2021, offset in part by increased accounts payable of $87.0 million and other accrued liabilities of $23.8 million. In addition, other noncurrent changes increased $13.8 million in 2022 compared to 2021 primarily due to changes in noncurrent liabilities.

Investing Activities
Cash used in investing activities totaled $20.0 million in 2023, compared to cash used in investing activities of $24.6 million in 2022. The decrease in cash used was primarily due to higher proceeds from the sale of property of $4.9 million.
Cash used in investing activities totaled $24.6 million in 2022, compared to cash provided by investing activities of $0.9 million in 2021. The increase in cash used in investing activities was largely the result of higher capital expenditures for the addition of land and building of $8.6 million in 2022, along with contributions from the related-party cash management program of $16.3 million in 2021.
Financing Activities
Cash used in financing activities totaled $151.9 million in 2023, compared to cash provided by financing activities of $51.5 million in 2022. The increase in cash used in financing activities was largely the result of repayments of long- and short-term debt, including related-party notes payable and pursuant to the related-party cash management program, in 2023 versus the cash inflow from the related-party cash management program and issuance of related-party notes payable in 2022. These decreases were partially offset by a decrease in cash outflows for transfers to Parent of $37.2 million.
Cash provided by financing activities totaled $51.5 million in 2022, compared to cash used in financing activities of $87.8 million in 2021 for an increase of $139.3 million. This increase was largely the result of the higher borrowings from the related-party cash management program and issuance of related-party notes payable in 2022.
Material Cash Requirements
In the normal course of business, we enter into contracts and commitments that oblige us to make payments in the future. Information regarding our obligations under related-party debt and lease arrangements are provided in Note 16 – Related-Party Transactions and Note 8 – Leases, respectively, in the audited consolidated financial statements, and Note 14 – Related-Party Transactions and Note 7 – Leases, respectively, in the unaudited condensed consolidated financial statements contained elsewhere in this information statement.
While litigation is subject to many uncertainties and the outcome of litigation is not predictable with assurance, we do not believe that any such matters will have a material adverse effect on our financial position, results of operations, or liquidity. Refer to Note 15 – Commitments and Contingencies in the audited consolidated financial statements and Note 13 – Commitments and Contingencies in the unaudited condensed consolidated financial statements contained elsewhere in this information statement.
In addition, we participate in certain multiemployer pension and other post-retirement plans sponsored by MDU Resources. We cannot reasonably estimate future payments for our obligation to these plans, which are dependent on a number of factors. Refer to Note 14 – Employee Benefit Plans in the audited consolidated financial statements and Note 12 – Employee Benefit Plans in the unaudited condensed consolidated financial statements contained elsewhere in this information statement.
Off-Balance Sheet Arrangements
As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected on our balance sheet. Our significant off-balance sheet transactions include surety guarantees, letters of credit obligations, performance guarantees and firm purchase commitments for maintenance items, materials and lease obligations.
Some of our customers require us to post performance bonds issued by a surety. Those bonds guarantee the customer that we will perform under the terms of a contract. In the event that we fail to perform under a contract, the customer may demand the surety to pay or perform under our bond. Surety bonds expire at various times ranging from final completion of a project to a period extending beyond contract completion in certain circumstances. Such amounts also can fluctuate from period to period based upon the mix and level of our bonded operating activity. Our relationship with our sureties is such that we will indemnify the sureties for any expenses they incur in connection with any of the bonds they issue on our behalf. As of June 30, 2024 and December 31, 2023, we had approximately $1.08 billion and $1.56 billion in original face amount surety bonds outstanding for projects, respectively. As of June 30, 2024 and December 31, 2023, $882.7 million and $1.33 billion of bonding was posted for E&M, respectively, and $200.2 million and $224.0 million of bonding was posted for T&D, respectively. These amounts were not reflected on the balance sheets as of June 30, 2024 and December 31, 2023. As of June 30, 2024 and December 31, 2023, the maximum potential amount of payments the Company would be required to make under the outstanding surety bonds was $501.2 million and $299.9 million, respectively. To date, we are not aware of any losses in connection with surety bonds that have been posted on our behalf, and we do not expect to incur significant losses in the foreseeable future. If we experience changes in our bonding relationships or if there are adverse changes in the surety industry, there would be no assurance that we would be able to effectuate alternatives to providing surety bonds to our customers or to obtain, on favorable terms, sufficient additional work that does not require surety bonds. Accordingly, a reduction in the availability of surety bonds could have a material adverse effect on our financial position, results of operations and cash flows.
Some of our customers and vendors may require us to post letters of credit as a means of guaranteeing performance under our contracts and ensuring payment by us to subcontractors and vendors. If our customer has reasonable cause to effect payment under a letter of credit, we would be required to reimburse our creditor for the letter of credit and we may be required to record a charge to earnings for the reimbursement. As of both June 30, 2024 and December 31, 2023, the fixed maximum amounts guaranteed under these letters of credit aggregated $0.2 million, all of which expire within the next 12 months. We do not believe that it is likely that any material claims will be made under a letter of credit.
We, at times, guarantee obligations of our subsidiaries under certain contracts. Generally, we are liable under such an arrangement only if our subsidiary fails to perform its obligations under the contract. As of June 30, 2024 and December 31, 2023, the fixed maximum amounts guaranteed under these agreements aggregated $320.0 million and $341.4 million, respectively. Historically, we have not incurred any substantial liabilities as a consequence of these guarantees.
In addition, we have issued guarantees to third parties related to the routine purchase of maintenance items, materials and lease obligations for which no fixed maximum amounts have been specified and these guarantees have no scheduled maturity date. In the event we default under these obligations, we would be required to make payments under the guarantees.
We do not have any other material financial guarantees or off-balance sheet arrangements other than those disclosed herein. For more information on the circumstances regarding our off-balance sheet arrangements, refer to Note 15 – Commitments and Contingencies in the audited consolidated financial statements and Note 13 – Commitments and Contingencies in the unaudited condensed consolidated financial statements contained elsewhere in this information statement.
Recently Issued Accounting Pronouncements
For a discussion of recently issued accounting standards, see Note 3 – Summary of Significant Accounting Policies in both the audited consolidated financial statements and unaudited condensed consolidated financial statements contained elsewhere in this Information Statement.
Critical Accounting Estimates
We have prepared our audited consolidated financial statements and unaudited condensed consolidated financial statements in conformity with GAAP. The preparation of our audited consolidated financial statements and unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors believed to be reasonable under the circumstances.

Critical accounting estimates are defined as estimates that require management to make assumptions about matters that are uncertain at the time the estimate was made, and changes in the estimates could have a material impact on our financial position or results of operations. Our critical accounting estimates are subject to judgments and uncertainties that affect the application of our significant accounting policies. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, our financial position or results of operations may be materially different when reported under varying conditions or when using different assumptions in the application of the following critical accounting estimates. For more information, refer to Note 3 – Summary of Significant Accounting Policies in both the audited consolidated financial statements and unaudited condensed consolidated financial statements contained elsewhere in this Information Statement.
Revenue Recognition
Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The recognition of revenue requires us to make estimates and assumptions that affect the reported amounts of revenue. The accuracy of revenues reported on the audited consolidated financial statements and unaudited condensed consolidated financial statements depends on, among other things, our estimates of total costs to complete projects because we use the cost-to-cost measure of progress on construction contracts for revenue recognition.
To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment and the decision to combine a group of contracts or separate the combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. For most contracts, the customer contracts to provide a significant service of integrating a complex set of tasks and components into a single project. Hence, our contracts are generally accounted for as one performance obligation.
We recognize construction contract revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as we incur costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Since contract prices are generally set before the work is performed, the estimates pertaining to every project could contain significant unknown risks such as volatile labor, material and fuel costs, weather delays, adverse project site conditions, unforeseen actions by regulatory agencies, performance by subcontractors, job management and relations with project owners. Changes in estimates could have a material effect on our results of operations, financial position and cash flows.
For the three and six months ended June 30, 2024, we recognized a net increase in revenues of approximately $35.2 million and $57.6 million, respectively, from performance obligations satisfied in prior periods. For the three and six months ended June 30, 2024, our total construction contract revenue was $703.3 million and $1.3 billion, respectively. For the three and six months ended June 30, 2023, we recognized a net increase in revenues of approximately $23.1 million and $31.6 million, respectively, from performance obligations satisfied in prior periods. For the three and six months ended June 30, 2023, our total construction contract revenue was $747.0 million and $1.5 billion, respectively.
We recognized a net increase in revenues of approximately $45.7 million, $46.9 million and $40.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, from performance obligations satisfied in prior periods. For the years ended December 31, 2023, 2022 and 2021, our total construction contract revenue was $2.8 billion, $2.6 billion and $2.1 billion, respectively.
Several factors are evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, workforce safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. As a project commences, estimates are continually monitored and revised as information becomes available and actual costs and conditions surrounding the job become known. If a loss is anticipated on a contract, the loss is immediately recognized.
Contracts are often modified to account for changes in contract specifications and requirements. We consider contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Generally, contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration of services provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.
Our construction contracts generally contain variable consideration including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. We estimate the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration we expect to be entitled to or expect to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. We only include variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact our estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, we consider if factors exist that could increase the likelihood of the magnitude of a potential reversal of revenue. We update our estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.
Changes in cost estimates on certain contracts may result in the issuance of change orders, which can be approved or unapproved by the customer, or the assertion of contract claims. A contract claim is an amount in excess of agreed upon contract prices that we seek to collect from our customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. Claims and change orders are evaluated individually and measured based on our historical experience with individual customers and similar contracts. We recognize the associated revenue if it is probable that the contract price will be adjusted and the amount of any such adjustment can be reasonably estimated based upon our evaluation of the contract terms and the extent to which we performed in accordance therewith. Change orders and claims are negotiated in the normal course of business and represent management’s estimates of additional contract revenues that have been earned and are probable of collection. To support these requirements, the existence of the following items must be satisfied: (i) the contract or other evidence provides a legal basis for the claim or a legal opinion has been obtained, stating that, under the circumstances, there is a reasonable basis to support the claim; (ii) additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance; (iii) costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and (iv) the evidence supporting the claim is objective and verifiable, not based on management’s subjective evaluation of the situation or on unsupported representations. Revenues in excess of contract costs incurred on claims are recognized when an agreement is reached with the customer as to the value of the claim, which, in some instances, may not occur until after completion of work under the contract. As of June 30, 2024, December 31, 2023 and December 31, 2022, we had change orders that were not approved by the customer of approximately $523.3 million, $187.4 million and $204.8 million, respectively, and claim positions of $42.7 million, $42.7 million and $26.2 million, respectively, which have been excluded from the contract transaction price. We continue to evaluate these claims and collections are not guaranteed.
We received notification from a customer on a large project with a contract that was billed on a time and materials basis with no stated maximum price, that the customer is withholding payment of approximately $31.2 million on remaining outstanding billings, including retention. We believe we have substantial defenses against these claims based upon the terms of the contract and our belief that we have performed under the terms of the contract. We believe collection of the remaining outstanding billings, including retention, is probable and, as a result, we have recognized the revenue from this project in our results. However, there is uncertainty surrounding this matter, including the potential long-term nature of dispute resolution, our filing a lien on the property and the broad range of possible consideration amounts as a result of negotiations and potential litigation to resolve the dispute.
We believe our estimates surrounding the cost-to-cost method are reasonable based on the information that is known when the estimates are made. We have contract administration, accounting and management control systems in place that allow our estimates to be updated and monitored on a regular basis. Because of the many factors that are evaluated in determining bid prices, it is inherent that our estimates have changed in the past and will continually change in the future as new information becomes available for each job.
Goodwill
We perform our goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which our reporting units operate or recent significant cash or operating losses with expectations that those losses will continue.
We have determined that the reporting units for our goodwill impairment test are our operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, we must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the three and six months ended June 30, 2024 and the years ended December 31, 2023, 2022 and 2021, there were no impairment losses recorded. At October 31, 2023, the fair value substantially exceeded the carrying value for all reporting units.
Determining the fair value of a reporting unit requires judgment and the use of significant estimates which include assumptions about our future revenue, profitability and cash flows, long-term growth rates, amount and timing of estimated capital expenditures, inflation rates, risk adjusted cost of capital, operational plans, and current and future economic conditions, among others. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. We believe that the estimates and assumptions used in our impairment assessments are reasonable and based on available market information.
We use a discounted cash flow methodology for our income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects the best estimate of the risk adjusted cost of capital at each reporting unit. The risk adjusted cost of capital was 9.3 percent, 9.2 percent and 8.5 percent for the impairment tests performed in each of the years ended December 31, 2023, 2022 and 2021, respectively.
Under the market approach, we estimate fair value using various multiples derived from enterprise value to EBITDA for comparative peer companies. These multiples are applied to operating data for each reporting unit to arrive at an indication of fair value. We add a reasonable control premium when calculating the fair value utilizing peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants. We used a 20 percent control premium for the impairment tests performed in each of the years ended December 31, 2023 and 2022, and a 15 percent control premium for the impairment test performed in the year ended December 31, 2021.
We use significant judgment in estimating our five-year forecast. The assumptions underlying cash flow projections are in sync as applicable with our strategy and assumptions. Future projections are heavily correlated with the current year results of operations. Future results of operations may vary due to economic and financial impacts. The long-term growth rates are developed by management based on industry data, management’s knowledge of the industry and management’s strategic plans. The long-term growth rate was 3.0 percent in 2023, 2022 and 2021.
Income Tax
We recognize deferred federal and state income taxes on all temporary differences between the book and tax basis of our assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. Such assets and liabilities arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss. We evaluate the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates; we use our historical experience as well as our short- and long-range business forecasts to provide insight. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. In making such determinations, we consider all available evidence, including recent financial operations, projected future taxable income, scheduled reversals of deferred tax liabilities, tax planning strategies, and the length of tax asset carryforward periods. The realization of deferred tax assets is primarily dependent on our ability to generate sufficient future taxable earnings in certain jurisdictions.
If circumstances related to our deferred tax assets change in the future, we may be required to increase or decrease the valuation allowance on these assets, resulting in an increase or decrease in income tax expense and a reduction or increase in net income.
Our income tax provisions are based on calculations and assumptions that are subject to examination by U.S. federal and state tax authorities. Our provision for income taxes is subject to volatility and could be favorably or adversely affected by changes in the valuation of deferred tax assets and liabilities, expiration of or lapses in tax-related legislation and incentives, tax effects of nondeductible compensation, changes in accounting principles or by changes in tax laws and regulations.
We record uncertain tax positions in accordance with accounting guidance on accounting for income taxes on the basis of a two-step process in which (i) we determine whether it is more-likely-than-not that the tax position will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Our policy is to adjust these reserves when facts and circumstances change, such as the settlement or effective settlement of positions with the relevant taxing authorities. We have provided for the amounts we believe will ultimately result from these changes; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Such differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes, inflation and labor risk. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.
Interest Rate Risk
The primary objective of our investment activities is to maintain cash reserves to meet the captive insurance obligations, employee benefit obligations of our operations and our contractual obligations. In future periods, we will continue to evaluate our investments in order to ensure that we continue to meet our overall objectives.
Through MDU Resources, Centennial operates under a centralized cash management program and is the legal obligor of our debt and borrowings. The debt and interest allocation directly attributable to Everus is reflected in the audited consolidated balance sheets and statements of income and in the unaudited condensed consolidated balance sheets and statements of income.
In connection with the separation, we expect to incur indebtedness, at which time our exposure to interest rate risk is expected to increase. The level of our interest rate risk will depend on our debt exposure and credit ratings and will be sensitive to changes in the general level of interest rates.
Inflation Risk
Inflation rates continue to have an effect on worldwide economies. Inflation generally affects us by increasing our cost of labor and also may increase transportation and construction costs due, for example, to higher fuel or material and supply prices. We do not believe that inflation has had a material effect on our business, financial condition, or results of operations for the periods included in our audited consolidated financial statements and unaudited condensed consolidated financial statements. We continue to monitor the impact of inflation in order to minimize its effects through our pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Labor Risk
Increases in minimum wage, health care and other benefit costs may have a material adverse effect on our labor costs. The market for labor in the United States is competitive and has resulted in pressure on wages and may continue to do so in the future. Increases in minimum wage and market pressure also may result in increases in the wage rates paid for non-minimum wage positions.
A significant portion of our employees are unionized and our business and results could be adversely affected if future labor negotiations or contracts were to increase our costs or further restrict our ability to maximize the efficiency of our operations, or if more of our employees were to be unionized. In addition, if we are unable to negotiate labor contracts on reasonable terms or if we experience significant labor unrest or other business interruptions in connection with labor negotiations or otherwise, our ability to produce and deliver our services could be impaired.

MANAGEMENT
Executive Officers Following the Distribution
The following table sets forth the individuals who are expected to serve as Everus executive officers following the completion of the distribution. Some of Everus’ executive officers are currently employees of MDU Resources, but will cease to hold such positions upon the consummation of the separation. One of Everus’ executive officers (Jeffrey S. Thiede) will also hold a position as a member of Everus’ board of directors. See “Directors.”

Name	Age	Position
Jeffrey S. Thiede	62	President and Chief Executive Officer
Thomas D. Nosbusch	51	Executive Vice President and Chief Operating Officer
Maximillian J Marcy	44	Vice President, Chief Financial Officer and Treasurer
Paul R. Sanderson	50	Vice President, Chief Legal Officer and Corporate Secretary
Jon B. Hunke	50	Vice President and Chief Accounting Officer
Set forth below is biographical and background information relating to each executive officer’s business experience and qualifications.
Jeffrey S. Thiede
Mr. Thiede has been named president and chief executive officer of Everus. Mr. Thiede has served as president and chief executive officer of Everus Construction, formerly known as MDU Construction Services Group, Inc., since April 30, 2013, and served as president from 2012 to April 2013. Prior to these promotions, Mr. Thiede held several executive and management positions with Everus Construction, including president of Capital Electric Construction Company, Inc. from 2006 to 2011 and OEG, Inc., formerly known as Oregon Electric Group, Inc., from 2004 to 2011, both subsidiaries of Everus Construction. He has 20 years of experience at Everus Construction and has served on various boards and foundations. Mr. Thiede holds a Bachelor of Science degree in construction from Arizona State University.
Thomas D. Nosbusch
Mr. Nosbusch has been named executive vice president and chief operating officer, effective upon completion of the anticipated separation of Everus from MDU Resources. Mr. Nosbusch has served as executive vice president of Everus Construction since January 2022 and has 25 years of experience with MDU Resources’ companies. He began his career as a customer service engineer for Montana-Dakota Utilities and transitioned to working as a business development manager for both Montana-Dakota Utilities and Everus Construction. Prior to his promotion, Mr. Nosbusch served as vice president-business development and operations support from 2018 to 2022. Mr. Nosbusch served as vice president-business development and support services and numerous other management positions prior to that. Mr. Nosbusch holds a bachelor’s degree in energy management from Minnesota State University Moorhead and an MBA degree from the University of North Dakota.
Maximillian J Marcy
Mr. Marcy has been named vice president, chief financial officer and treasurer, effective upon completion of the anticipated separation of Everus from MDU Resources. Mr. Marcy was named vice president, chief financial officer and treasurer of Everus Construction in August 2024. Mr. Marcy has a strong background in finance, accounting, cash flow management, business support, performance reporting, and financial analysis. Prior to Everus Construction, he was vice president II and business unit chief financial officer of the Engineering Adhesives Segment at H.B. Fuller Company from March 2024 to August 2024. Prior to that, Mr. Marcy served as the vice president, corporate finance – financial planning and analysis from September 2021 to March 2024, senior director corporate treasurer from November 2020 to September 2021, and director, assistant treasurer from June 2018 to November 2020. Mr. Marcy held other management and leadership roles at H.B. Fuller including director, investor relations and international finance; and senior manager, treasury and investor relations. Mr. Marcy started his career at The Valspar Corporation as a senior treasury analyst. Mr. Marcy earned a BA in finance and accounting from

Augsburg University and an MBA in Corporate Finance from the University of Minnesota – Carlson School of Management.
Paul R. Sanderson
Mr. Sanderson has been named vice president, chief legal officer and corporate secretary of Everus, effective prior to the anticipated separation of Everus from MDU Resources unless otherwise agreed upon with MDU Resources. Mr. Sanderson currently is vice president, chief legal officer and secretary of MDU Resources, a position he has held since 2023. Prior to his role at MDU Resources, Mr. Sanderson was a partner in Evenson Sanderson PC since 2014 and a partner with Zuger Kirmis & Smith in Bismarck, North Dakota. He has a strong background in complex civil litigation, risk management, and regulatory matters. Mr. Sanderson has served as outside counsel for MDU Resources’ companies in regulatory matters since 2011. He holds a bachelor’s degree in business management from the University of North Dakota and his Juris Doctor from the University of North Dakota School of Law.
Jon B. Hunke
Mr. Hunke has been named vice president and chief accounting officer of Everus, effective upon completion of the anticipated separation of Everus from MDU Resources. Mr. Hunke has served as vice president of accounting and enterprise information technology for Everus Construction since January 2018 and has been with the company for 21 years. He has a strong background with accounting consolidation, internal controls oversight and best practices and accounting related to acquisitions and divestitures. Prior to his promotion, Mr. Hunke was treasurer and controller from 2014 to 2018. Mr. Hunke has accounting, business and management degrees from Bismarck State College, North Dakota State University and University of Mary, respectively.

DIRECTORS
Board of Directors Following the Distribution
The following table sets forth those persons who are expected to serve on Everus’ board of directors following completion of the distribution and until their respective successors are duly elected and qualified. Everus expects that, at the time of the distribution, the chair of the board of directors will be a different person than its Chief Executive Officer and will be an “independent” director.

Name	Age	Principal Occupation and Other Information
Dale S. Rosenthal	68
Ms. Rosenthal is a member of the board of directors at MDU Resources, where she chairs the Environmental and Sustainability Committee and also is a member of the Compensation Committee. As a director nominee for Everus, Ms. Rosenthal is expected to be non-executive chair of the board. She also is expected to serve on the Compensation Committee and the Nominating & Governance Committee. Ms. Rosenthal contributes expertise in construction, alternative energy, real estate and infrastructure development, risk management, and corporate strategy. Ms. Rosenthal has extensive experience with an integrated construction company, serving in senior executive positions as strategic director, division president, and chief financial officer. Ms. Rosenthal served as strategic director of Clark Construction Group, LLC in 2017; division president of Clark Financial Services Group from 2008 to 2016; and chief financial officer and senior vice president of Clark Construction Group, LLC, from April 2000 to April 2008.

Michael S. Della Rocca	69
Mr. Della Rocca is a member of the board of directors at MDU Resources, where he is a member of the Audit Committee and the Environmental and Sustainability Committee. As a director nominee for Everus, Mr. Della Rocca is expected to serve on the Compensation Committee and the Nominating & Governance Committee. Mr. Della Rocca provides expertise in corporate strategy, operational improvement, due diligence, acquisitions, and finance. Mr. Della Rocca has extensive experience in the engineering and construction industry at public and private companies including 35 years as a corporate executive. Mr. Della Rocca served as partner of McKinsey & Co., a multinational strategy and management consulting firm, from 2014 to 2020 and is the former Americas chief executive officer of AECOM, a multinational infrastructure consulting firm, from 2011 to 2014.

Edward A. Ryan	70
Mr. Ryan is a member of the board of directors at MDU Resources, where he chairs the Nominating and Governance Committee and also is a member of the Compensation Committee. As a director nominee for Everus, Mr. Ryan is expected to chair the Nominating and Governance Committee and also serve on the Audit Committee. Mr. Ryan contributes expertise in the areas of corporate governance, acquisitions, risk management, legal, compliance, and labor relations. He also brings senior leadership, transactional, and public company experience. Mr. Ryan has extensive experience with an international hospitality company, serving as executive vice president and general counsel. Mr. Ryan served as executive vice president and general counsel of Marriott International from December 2006 to December 2017; senior vice president and associate general counsel from 1999 to November 2006; and assumed responsibility for all corporate transactions and corporate governance in 2005. Mr. Ryan also served as advisor to the chief executive officer and president of Marriott International from 2017 to 2018.

Name	Age	Principal Occupation and Other Information
David M. Sparby	70
Mr. Sparby is a member of the board of directors at MDU Resources, where he chairs the Audit Committee and also is a member of the Nominating and Governance Committee. As a director nominee for Everus, Mr. Sparby is expected to chair the Audit Committee and also serve on the Compensation Committee. Mr. Sparby provides a broad understanding of the public utility and natural gas pipeline industries, including renewable energy expertise. He also contributes extensive senior leadership experience with a public company. Mr. Sparby has extensive public utility management and leadership experience with a large public utility company, including positions as senior vice president and as chief financial officer. Mr. Sparby served as senior vice president and group president, revenue, of Xcel Energy, Inc. and president and chief executive officer of its subsidiary, NSP Minnesota, from 2013 until his retirement in 2014; senior vice president and group president, from 2011 to 2013; chief financial officer from 2009 to 2011; and president and chief executive officer of NSP-Minnesota from 2008 to 2009.

Jeffrey S. Thiede	62
Mr. Thiede’s biography is set forth under “Management—Executive Officers Following the Distribution.” Mr. Thiede has developed valuable business, management and leadership experience and will be the President and Chief Executive Officer of Everus. Mr. Thiede will be able to use his experience and knowledge to contribute key insights into strategic, management and operational matters to Everus’ board of directors.

Clark A. Wood	62
As a director nominee for Everus, Mr. Wood is expected to serve on the Audit Committee and the Nominating & Governance Committee. Mr. Wood has extensive experience in the financial sector. He has served as the market president for U.S. Bank in Las Vegas, Nevada since 2014, overseeing both the Las Vegas commercial banking team and the bank’s national gaming practice. Mr. Wood also leads the local advisory board and serves as the head of the cross-functional Las Vegas market leadership committee. Mr. Wood has served on the board of Las Vegas Global Economic Alliance (LVGEA) since 2015 and was named chair in 2023. Prior to joining U.S. Bank in 2014, Mr. Wood served as vice president of finance at Thunder Valley Casino Resort and managing director for Wells Fargo’s gaming business.

Betty R. Wynn	66
As a director nominee for Everus, Ms. Wynn is expected to chair the Compensation Committee and also serve on the Audit Committee. Ms. Wynn contributes experience with accounting and financial management, mergers and acquisitions, strategic planning, investment relations, and cybersecurity. Ms. Wynn has extensive experience in the electrical construction services industry specializing in transmission, distribution, substation, commercial and industrial construction. She served as senior vice president and chief financial officer of MYR Group, Inc. from 2015 to 2023; and chief financial officer and treasurer of Faith Technologies, Inc., an energy expert and national leader in electrical planning, engineering, design and installation in 2015. Ms. Wynn has served as a director of Atkore, Inc. since 2018 and is currently chair of the audit committee and member of the nominating and governance committee.

At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board of directors, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.
The number of members on the Everus board of directors may be fixed by resolution, adopted from time to time by the board of directors. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

Director Independence
Providing objective, independent judgment will be at the core of Everus’ board of directors’ oversight function. A majority of the Everus board of directors will be composed of directors who are “independent” as defined by the rules of the NYSE and the Corporate Governance Guidelines, as described more fully below, to be adopted by the Everus board of directors. Everus will seek to have all of its non-management directors qualify as “independent” under these standards. The Everus board of directors is expected to establish categorical standards to assist it in making its determination of director independence. Everus expects these standards will provide that no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with Everus or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with Everus or any of its subsidiaries).
In making this determination, the Everus board of directors will consider all relevant facts and circumstances. The Corporate Governance Guidelines will comprise a list of all categories of material relationships affecting the determination of a director’s independence. Any relationship that falls below a threshold set forth in the Corporate Governance Guidelines, or is not otherwise listed in the Corporate Governance Guidelines, and is not required to be disclosed under Item 404(a) of SEC Regulation S-K, will be deemed to be an immaterial relationship.
The Everus board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent.
Immediately following the distribution, Everus’ board of directors will have a majority of independent directors and its board committees will comprise only independent directors. Everus’ board of directors is expected to affirmatively determine that each of its six non-executive directors is independent under the NYSE rules and the Corporate Governance Guidelines.
Committees of the Board of Directors
Effective upon the completion of the distribution, the Everus board of directors will have the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Everus’ board of directors is expected to adopt written charters for each committee, which will be available on Everus’ website. In addition, each of the standing committees is expected to be composed solely of directors who have been determined by the board to be independent in accordance with SEC regulations, NYSE listing standards and the independence standards under the Corporate Governance Guidelines, which will be available on Everus’ website upon the completion of the distribution.
Audit Committee. Following the completion of the distribution, Everus’ Audit Committee will be responsible, among its other duties and responsibilities, for:
•overseeing Everus’ accounting and financial reporting processes, the audits of Everus financial statements, the qualifications and independence of Everus’ independent registered public accounting firm, the effectiveness of Everus’ internal control over financial reporting and the performance of Everus’ internal audit function and independent registered public accounting firm;
•reviewing and assessing the qualitative aspects of Everus’ financial reporting, its processes to manage business and financial risks, and its compliance with significant applicable legal, ethical and regulatory requirements;
•appointing, compensating, retaining and overseeing Everus’ independent registered public accounting firm;
•reviewing and assessing Everus’ environmental and social sustainability opportunities, strategies, goals, commitments, policies and performance; and
•discuss with management (a) in a general manner Everus’ policies with respect to risk assessment and risk management, (b) Everus’ policies with respect to risk assessment and risk management in the areas of cybersecurity, information technology, financial reporting, internal controls, environmental and social sustainability matters and compliance with legal and regulatory requirements and management’s assessment of their adequacy and effectiveness, (c) Everus’ material risk exposures in these areas and the steps taken to manage such exposures, and (d) Everus’ risk tolerance in these areas and its relationship to Everus strategy.
Everus’ Audit Committee is expected to be composed of Edward A. Ryan, David M. Sparby, Clark A. Wood and Betty R. Wynn. David M. Sparby will serve as chair of the Audit Committee. Each member of the Audit Committee is expected to be “financially literate” in accordance with the NYSE rules, and Everus’ board of directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert.” In addition, Everus expects that its board of directors will determine that each of the members of the Audit Committee will be “independent,” as defined under the NYSE listing standards and Exchange Act rules and regulations. The charter of Everus’ Audit Committee states that no director may serve on the Audit Committee if such director simultaneously serves on the audit committee of more than three public companies (including Everus), unless the board of directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee.
Compensation Committee. Following the completion of the distribution, Everus’ Compensation Committee will be responsible, among its other duties and responsibilities, for:
•reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of Everus and its subsidiaries (including the CEO);
•establishing the general compensation policies of Everus and its subsidiaries; and
•reviewing, approving and overseeing the administration of the employee benefits plans of Everus and its subsidiaries.
Everus’ Compensation Committee is expected to be composed of Michael S. Della Rocca, Dale S. Rosenthal, David M. Sparby and Betty R. Wynn. Betty R. Wynn will serve as chair of the Compensation Committee. Everus’ board of directors is expected to determine that each member of the Compensation Committee is “independent” as defined under the NYSE listing standards and Exchange Act rules and regulations. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers after considering the independence factors outlined under the NYSE listing standards, and Everus will provide appropriate funding, as determined by the Compensation Committee, for payment of reasonable compensation to such compensation consultants, outside counsel and other advisers.
Nominating and Governance Committee. Following the completion of the distribution, Everus’ Nominating and Governance Committee will be responsible, among its other duties and responsibilities, for:
•identifying and recommending candidates to the board of directors for election to Everus’ board of directors;
•reviewing the composition of the board of directors and its committees;
•developing and recommending to the board of directors the corporate governance guidelines that are applicable to Everus;
•assisting the board of directors in considering whether a transaction between a member of the board of directors and Everus presents an inappropriate conflict of interest and/or impairs the independence of any member of the board of directors;
•overseeing board of directors evaluations; and
•reviewing management’s development and succession plans.
Everus’ Nominating and Governance Committee is expected to be composed of Michael S. Della Rocca, Dale S. Rosenthal, Edward A. Ryan and Clark A. Wood. Edward A. Ryan will serve as chair of the Nominating and

Governance Committee. Everus’ board of directors is expected to determine that each member of the Nominating and Governance Committee is “independent” as defined under the NYSE listing standards and Exchange Act rules and regulations.
Compensation Committee Interlocks and Insider Participation
Everus’ Compensation Committee will be established in connection with the proposed distribution. During Everus’ six months ended June 30, 2024 and year ended December 31, 2023, Everus was not an independent company and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as Everus’ executive officers were made by MDU Resources, as described in “Compensation Discussion and Analysis.” During Everus’ six months ended June 30, 2024 and year ended December 31, 2023, no member of the Compensation Committee was at any time an officer or employee of MDU Resources or any of Everus’ subsidiaries nor was any such person a former officer of MDU Resources or any one of Everus’ subsidiaries. During those same time periods, there were no related party or conflicts of interest transactions between Everus and any of its Compensation Committee members that require disclosure under SEC rules.
Corporate Governance
Board Leadership Structure
The board of directors’ goal is to achieve the best board leadership structure for effective oversight and management of Everus’ affairs. The board of directors believes there is no single, generally accepted approach to providing effective board leadership, and that each leadership structure must be considered in the context of the individuals involved and the specific circumstances facing a company. Accordingly, what the board of directors believes is the right board leadership structure for Everus may vary as circumstances warrant.
Following the completion of the distribution, Everus’ board of directors will be led by its chair, Dale S. Rosenthal. As stated in Everus’ Corporate Governance Guidelines and in Everus’ amended and restated bylaws, which will be adopted upon completion of the distribution, the chair of the board will be an independent director. The board believes the separation of the chair and chief executive officer positions balances the board’s independent authority to oversee Everus’ business and the CEO and the management team who manage the business on a day-to-day basis. The board expects to periodically review its leadership structure to ensure that it continues to meet Everus’ needs.
Everus expects that shareholders’ interests will be protected by effective and independent oversight of management. Six out of seven directors of Everus are expected to be independent as defined by NYSE listing standards and the Corporate Governance Guidelines. Each of the board of directors’ three statutory standing committees—the Audit Committee, the Compensation Committee and the Nominating and Governance Committee—are expected to be composed solely of independent directors.
Executive Sessions
Following the completion of the distribution, Everus’ board of directors will hold regular and special meetings throughout each calendar year. In conjunction with those meetings, executive sessions, which are meetings of the independent directors, will be regularly scheduled throughout the year. Everus’ non-executive chair will preside over the executive sessions of the board.
Selection of Nominees for Election to the Board
All of Everus’ current directors and those who will be elected to the board prior to the distribution will have been elected by the MDU Resources board of directors. Following the completion of the distribution, Everus’ Corporate Governance Guidelines provide that the Nominating and Governance Committee will identify and select, or recommend that the board select, board candidates whom the Nominating and Governance Committee believes are qualified and suitable to become members of the board consistent with the criteria for selection of new directors adopted from time to time by the board. The Nominating and Governance Committee will consider the board’s current composition, including expertise, diversity, and balance of inside, outside and independent directors, and the general qualifications of the potential nominees, such as: integrity and honesty; the ability to exercise sound, mature and independent business judgment in the best interests of the stockholders as a whole; a background and experience with construction services, operations, finance or marketing or other fields that will complement the talents of the other board members; willingness and capability to take the time to actively participate in board and committee meetings and related activities; ability to work professionally and effectively with other board members and Everus’ management; availability to remain on the board long enough to make an effective contribution; satisfaction of applicable independence standards; and absence of material relationships with competitors or other third parties that could present reasonable possibilities of conflict of interest or legal issues.
In identifying candidates for election to the board of directors, the Nominating and Governance Committee will consider nominees recommended by directors, stockholders and other sources. The Nominating and Governance Committee will review each candidate’s qualifications, including whether a candidate possesses any of the specific qualities and skills desirable in certain members of the board of directors. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. Upon selection of a qualified candidate, the Nominating and Governance Committee will recommend the candidate for consideration by the full board of directors. The Nominating and Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.
Following the completion of the distribution, the Nominating and Corporate Governance Committee will consider director candidates proposed by stockholders on the same basis as recommendations from other sources. Following the completion of the distribution, any stockholder who wishes to recommend a prospective candidate for the board of directors for consideration by the Nominating and Governance Committee may do so by submitting the name and qualifications of the prospective candidate in writing to the following address: 1730 Burnt Boat Drive, Bismarck, North Dakota 58503. Any such submission should also describe the experience, qualifications, attributes and skills that make the prospective candidate a suitable nominee for the board of directors. Everus’ amended and restated bylaws set forth the requirements for direct nomination by a stockholder of persons for election to the board of directors.
Corporate Governance Guidelines
Everus’ commitment to good corporate governance is embodied in the Corporate Governance Guidelines. Following the completion of the distribution, a copy of these guidelines will be available on the Everus website at www.everus.com. These guidelines provide a framework for Everus’ corporate governance initiatives and cover topics including, but not limited to, director qualification and responsibilities, board composition, director compensation and management, independence standards and succession planning. The Nominating and Governance Committee is responsible for overseeing and reviewing the guidelines and reporting and recommending to Everus’ board of directors any changes to the guidelines.
Stockholder Engagement
Everus expects all of its directors to attend its annual meetings of stockholders and be available to answer questions from stockholders at the meetings. Between meetings, Everus expects Jeffrey S. Thiede, the President and Chief Executive Officer, and/or Maximillian J Marcy, the Vice President, Chief Financial Officer and Treasurer, to engage with stockholders on a regular basis at industry and financial conferences, road shows and one-on-one meetings. Everus will also make Dale S. Rosenthal, its non-executive chair, available to meet with stockholders on matters that it believes are better addressed by an independent director.
Communicating with the Board of Directors
Following the completion of the distribution, any stockholder or interested party who wishes to communicate with Everus’ board of directors as a whole, the independent directors, or any individual member of the board or any committee of the board may write to or email Everus at: CorporateSecretary@everus.com.
Communications addressed to the Everus board of directors or to an individual director will be distributed to the Everus board of directors or to any individual director or directors as appropriate, depending upon the facts and circumstances outlined in the communication. The Everus board of directors is expected to ask the Corporate Secretary’s Office to submit to the Everus board of directors all communications received, excluding only those items that are not related to Everus board of directors’ duties and responsibilities, such as junk mail and mass mailings; product complaints and product inquiries; new product or technology suggestions; job inquiries and resumes; advertisements or solicitations; and surveys.
Director Qualification Standards
The Nominating and Governance Committee charter will set forth certain criteria for the committee to consider in evaluating potential director nominees. In addition to evaluating a potential director’s independence, the committee will consider whether director candidates have relevant experience in business and industry, government, education and other areas, and will monitor the mix of skills and experience of directors in order to assure that Everus’ board of directors will have the necessary breadth and depth to perform its oversight function effectively. The committee may re-evaluate the relevant criteria for board membership from time to time in response to changing business factors or regulatory requirements. Everus’ full board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Governance Committee.
In order to facilitate the continuing refreshment of Everus’ board of directors, the Corporate Governance Guidelines will provide for a mandatory retirement age of 75 for non-employee directors and 65 for officers who serve as directors and will impose a term limit on all directors of 15 years.
Risk Oversight
Everus’ board of directors as a whole will have responsibility for overseeing Everus’ risk management. The board of directors will exercise this oversight responsibility directly and through its committees. The oversight responsibility of the board of directors and its committees will be informed by reports from Everus’ management team and from Everus’ internal audit department that are designed to provide visibility to the board of directors about the identification and assessment of key risks and Everus’ risk mitigation strategies. The full board of directors will have primary responsibility for evaluating strategic and operational risk management and succession planning. Following the completion of the distribution, Everus’ Audit Committee will have the responsibility for overseeing its major financial and accounting risk exposures and the steps its management has taken to monitor and control these exposures, including policies and procedures for assessing and managing risk, including oversight on compliance related to legal and regulatory exposure, and meets regularly with Everus’ Chief Legal Officer. Following the completion of the distribution, Everus’ Compensation Committee will evaluate risks arising from its compensation policies and practices, as more fully described above. The Nominating and Governance Committee will oversee risks associated with the structure of Everus’ board of directors and other corporate governance policies and practices. The Audit, Compensation, and Nominating and Governance Committees will provide reports to the full board of directors regarding these and other matters.
Everus’ management will be responsible for day-to-day risk management activities. Everus’ Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the Audit, the Compensation and the Nominating and Governance Committees to ensure effective and efficient oversight of Everus’ activities and to assist in proper risk management and the ongoing evaluation of management controls.
Code of Conduct
Everus’ board of directors is expected to adopt a code of business conduct and ethics that will apply to all of its employees, directors and officers, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer or controller, or persons performing similar functions. It will set forth Everus’ policies and expectations on a number of topics, including conflicts of interest, confidentiality, compliance with laws (including insider trading laws), preservation and use of Everus’ assets, and business ethics. The Code of Conduct will set forth procedures for addressing any potential conflict of interest (or the appearance of a conflict of interest) involving directors or executive officers, and for the confidential communication and handling of issues regarding accounting, internal control and auditing matters. Every Everus employee will be required to complete annual training on the Code of Conduct. Following the completion of the distribution, the guide will be available without charge on Everus’ website at www.everus.com.

Everus will promptly disclose any substantive changes in or waiver of, together with reasons for any waiver of, the guide granted to its executive officers, including its principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and its directors, by posting such information on its website at www.everus.com.
The Everus website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

COMPENSATION DISCUSSION AND ANALYSIS
As discussed elsewhere in this information statement, MDU Resources is separating into two publicly traded companies, MDU Resources and Everus. Everus is currently a subsidiary of MDU Resources and is not yet an independent company. Everus’ compensation committee has not yet been formed. Following the separation and distribution, Everus will have its own executive officers and its own compensation committee of Everus’ board of directors (the “Everus compensation committee”).
As of the date of this information statement, the following individuals are expected to serve as executive officers of Everus in the positions set forth below effective as of the separation and distribution and to be the named executive officers of Everus for the 2024 fiscal year. These individuals are referred to throughout this section as the “named executive officers.”
•Jeffrey S. Thiede, President and Chief Executive Officer (CEO);
•Thomas D. Nosbusch, Executive Vice President and Chief Operating Officer (COO);
•Maximillian J Marcy, Vice President, Chief Financial Officer and Treasurer (CFO);
•Paul R. Sanderson, Vice President, Chief Legal Officer and Corporate Secretary (CLO); and
•Jon B. Hunke, Vice President and Chief Accounting Officer (CAO).
The following sections of this Compensation Discussion and Analysis describes MDU Resources’ executive compensation philosophy, the 2023 executive compensation program elements applicable to the MDU Resources named executive officers, and certain MDU Resources executive compensation plans, policies and practices, as well as certain aspects of Everus’ anticipated executive compensation arrangements following the separation. Policies, practices and arrangements that are disclosed as those intended to apply to Everus following the separation generally remain subject to the review of, and may generally be modified by, the Everus compensation committee after the separation.
The compensation committee of the MDU Resources board of directors (the “MDU Resources compensation committee”) reviewed and approved the compensation programs and policies, including incentive compensation plans and equity-based plans, applicable to our executive officers in 2023. The MDU Resources compensation committee also specifically reviewed and determined the compensation for Mr. Thiede, who was a named executive officer of MDU Resources in 2023 and Mr. Sanderson, who was an executive officer of MDU Resources in 2023. Mr. Nosbusch and Mr. Hunke were not executive officers of MDU Resources in 2023 and their compensation for 2023 was determined by Everus’ senior management consistent with the compensation philosophy of MDU Resources. Because Mr. Marcy began employment with the Company on August 12, 2024, he did not receive any compensation from MDU Resources or the Company in 2023 and therefore his compensation is not covered in this section, unless otherwise noted.
Compensation Committee Responsibilities and Objectives
The MDU Resources compensation committee is responsible for designing and approving the executive compensation program and setting compensation opportunities for the named executive officers of MDU Resources. The following are the objectives of the MDU Resources executive compensation program for its executive officers, which we expect to be the objectives of our compensation program for executive officers immediately following the separation:
•recruit, motivate, reward, and retain high performing executive talent required to create superior stockholder value;
•reward executives for short-term performance as well as for growth in enterprise value over the long term;
•ensure effective utilization and development of talent by working in concert with other management processes – for example, performance appraisal, succession planning and management development; and

•provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate.
2023 Compensation of Named Executive Officers
Annual Base Salary
We provide our named executive officers with base salary at a sufficient level to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities. Consistent with the compensation philosophy of linking pay to performance, our executives receive a relatively smaller percentage of their overall target compensation in the form of salary. In establishing base salaries, consideration is given to each executive’s individual performance, the scope and complexity of their responsibilities, internal equity, and whether the base salary is competitive as measured against the base salaries of similarly situated executives in our compensation peer group and market compensation data. The annual base salaries for our named executive officers during 2023 were as follows:

Executive	2023 Annual Base Salary $
Jeffrey S. Thiede	550,000
Thomas D. Nosbusch	340,000
Paul R. Sanderson(1)	400,000
Jon B. Hunke	250,000
__________________
(1)Mr. Sanderson was hired as Vice President, Chief Legal Officer and Secretary of MDU Resources effective June 1, 2023. He will transfer to Everus as Vice President, Chief Legal Officer and Corporate Secretary prior to the separation and effective as of the date agreed upon by MDU Resources and Everus.
Annual Cash Incentive Awards
For 2023, each of our named executive officers was assigned a target annual incentive award based on a percentage of the executive’s base salary. The actual cash incentive realized for 2023 was determined by multiplying the target award by the payout percentage associated with the achievement of the performance measures applicable to the named executive officer. Performance measures varied depending on the named executive officer’s role in 2023. The incentive targets, performance measures, performance results and payout levels for our named executive officers for 2023 are summarized below:

Executive	Target Incentive (% of Base Salary)	Measures and Weightings	Actual Payout (% of Target Payout)
Jeffrey S. Thiede	75%	Construction Services EBITDA (80%) Construction Services Strategic Review (20%) DEI Modifier	146.7%
Thomas D. Nosbusch	50%	Construction Services EBITDA (100%)	152.1%
Paul R. Sanderson	60%	MDU Resources Business Segment Earnings (60%) Construction Services Strategic Review (20%) Knife River Corporation (“Knife River”) Spinoff (20%) DEI Modifier	179.5%
Jon B. Hunke	45%	Construction Services EBITDA (100%)	152.1%
2023 Construction Services EBITDA
The MDU Resources compensation committee selected construction services EBITDA, with adjustments for specific situations, as the financial performance measure representing 80% of Mr. Thiede’s annual cash incentive and 100% of each of Mr. Nosbusch’s and Mr. Hunke’s annual cash incentive. Construction services EBITDA equals

Everus earnings plus interest, income taxes, depreciation and amortization and earnings from discontinued operations. It is a financial performance measure common to the construction industry and encourages the focus on growth by excluding the impact of items such as taxes, interest, depreciation and amortization from the performance result which are largely out of the named executive officer’s control. The construction services EBITDA target for 2023 equaled $212.2 million.
2023 MDU Resources Business Segment Earnings
The MDU Resources compensation committee selected MDU Resources business segment earnings of each business segment, with adjustments for specific situations as the financial performance measure which represented 60% of the annual cash incentive in 2023 for Mr. Sanderson. It provides a key measure of success for each business segment and MDU Resources overall. For 2023 business segment earnings target equaled $253.6 million and represented the full year of earnings from the electric, natural gas distribution, pipeline and construction services businesses plus earnings from Knife River through its separation date.
2023 Strategic Initiative - Work Associated with the Strategic Review of the Construction Services Segment to Optimize its Value
In addition to the 2023 financial performance measure, the MDU Resources compensation committee set a performance measure based on the completion of work associated with the strategic review of the construction services segment to optimize its value which represents 20% of annual cash incentive for each of Mr. Thiede and Mr. Sanderson. Determination of the performance measure was based on the following:

Threshold	Work necessary to complete the strategic review is underway	25% incentive payout
Target	Publicly announce the completion of the strategic review	100% incentive payout
Maximum	Completion of a transaction	200% incentive payout
2023 Strategic Initiative - Work Associated with the Knife River Spinoff
The MDU Resources compensation committee set an additional 2023 performance measure for Mr. Sanderson based on the completion of work associated with the Knife River spinoff. The strategic performance measure represented 20% of the annual cash incentive for Mr. Sanderson. Determination of the performance measure was based on the following:

Threshold	Work necessary to complete the spinoff is underway	25% incentive payout
Target	Completion of the final Form 10 filed with the SEC	100% incentive payout
Maximum	Successful completion of the spinoff	200% incentive payout
2023 DEI Modifier
In 2023, the environmental and sustainability committee of MDU Resources again approved and recommended a DEI modifier be included as part of the 2023 annual incentive for Mr. Thiede and Mr. Sanderson which was then approved by the MDU Resources compensation committee at its February 2023 meeting. The DEI modifier was a separate performance measure, independent of the achievement of the financial and strategic initiative performance measures and was based on the MDU Resources compensation committee’s assessment of management’s progress toward the completion of the following DEI initiatives:
•Continue the formal succession planning process to include the review of the positions of all Section 16 officers, key executives, and business segment officers and directors to ensure diverse representation in terms of gender, ethnicity, individuals with disabilities and veteran status and the development of candidates being prepared for these positions.
•Increase outreach activities by 10% over prior year efforts aimed at attracting diverse candidates to positions within our businesses.

•Prepare for the implementation of Human Resources Information Systems (HRIS) at the construction materials and contracting and construction services segments to enhance the gathering of employee data for the human resources dashboard to track key metrics which provide insight into the make-up and diversity of our employee population.
•Advance a culture that supports diverse views and backgrounds through training of all employees on fostering a culture of diversity and inclusion.
The DEI modifier added or deducted up to 5% of their annual incentive target based on the assessment of the MDU Resources compensation committee.
2023 Actual Results
The 2023 performance measure results reflected Everus and MDU Resources 2023 financial performance and achievement of strategic initiatives and are presented below:

Performance Measure	Target	Result	Percent of Performance	Payout Percentage
Construction Services EBITDA, as Adjusted(1)	$212.2 million	$223.2 million	105.2%	152.1%
Work associated with the Construction Services Strategic Review	Publicly announce the completion of the strategic review	Publicly announced the completion of the strategic review on July 10, 2023.	100.0%	100.0%
Work associated with the Knife River Spinoff	Completion of the final Form 10 filed with the SEC	Successful completion of the spinoff on June 1, 2023	200.0%	200.0%
Business Segment Earnings, as Adjusted(1)	$253.6 million	$288.2 million	113.6%	190.9%
_________________
(1)Adjustments include the effect on earnings from 1) transaction costs incurred for acquisitions, divestitures, mergers, spinoffs or other strategic transactions including differences in interest costs from those assumed in the company’s original financial plan, and 2) corporate overhead allocation differences due to the spinoff or strategic review.

Reconciliation of Construction Services Earnings to Construction Services EBITDA presented in thousands	2023 Financial Results $	Adjustments Approved by the Compensation Committee(1) $	Business Segment Earnings used for Incentive Purposes $
Construction Services Earnings	137,230	1,049	138,279
Interest	10,057	—	10,057
Taxes	46,968	(447)	46,521
Depreciation and Amortization	23,148	—	23,148
Discontinued Operations	5,214	—	5,214
Construction Services EBITDA	222,617	602	223,219
_________________
(1)Adjustments include the effect on earnings from 1) transaction costs incurred for acquisitions, divestitures, mergers, spinoffs or other strategic transactions including differences in interest costs from those assumed in the company’s original financial plan, and 2) corporate overhead allocation differences due to the spinoff or strategic review.

Reconciliation of MDU Resources Business Segment Earnings to Net Income presented in thousands	2023 Financial Results $	Adjustments Approved by the Compensation Committee(1) $	MDU Resources Business Segment Earnings used for Incentive Purposes $
Electric & Natural Gas Distribution Earnings	120,079	(1)	120,078
Pipeline Earnings	46,918	123	47,041
Construction Services Earnings	137,230	1,049	138,279
Knife River Earnings	(18,456)	1,228	(17,228)
MDU Resources Business Segment Earnings	285,771	2,399	288,170
Other	128,936
Net Income	414,707
_________________
(1)Adjustments include the effect on earnings from 1) transaction costs incurred for acquisitions, divestitures, mergers, spinoffs or other strategic transactions including differences in interest costs from those assumed in the company’s original financial plan, and 2) corporate overhead allocation differences due to the spinoff or strategic review.
In addition, based on the assessment of the MDU Resources compensation committee, each of Mr. Thiede and Mr. Sanderson was awarded a DEI modifier award of 5% of the executive’s target annual incentive.
Long-Term Equity Incentive Awards
In February 2023, the MDU Resources compensation committee and the MDU Resources board of directors approved grants to the named executive officers of time-vesting restricted stock units which are eligible to vest into MDU Resources common stock plus dividend equivalents at the end of 2025. The number of shares granted was subsequently adjusted due to the Knife River spinoff based on the pre-spin closing price of a share of MDU Resources common stock on May 31, 2023 of $29.18 compared to the post-spin closing price of a share of MDU Resources common stock on June 1, 2023 of $19.68. Mr. Sanderson’s 2023 award was granted on July 11, 2023 and therefore was not adjusted.
The adjusted units of the 2023 awards granted to the named executive officers accounting for the adjustment of shares upon the Knife River spinoff were as follows:

Executive	Adjusted 2023 Grant of Time Vesting Restricted Stock Units(1) # shares
Jeffrey S. Thiede	45,572
Thomas D. Nosbusch	9,114
Paul R. Sanderson	16,818
Jon B. Hunke	6,092
_________________
(1)Numbers reflect the adjustment implemented in connection with the spinoff of Knife River as described above, to the extent applicable.
Treatment of the MDU Resources restricted stock units in connection with the separation is summarized in this information statement under the heading “The Separation and Distribution—Treatment of Equity-Based Compensation.”

Post-Employment Benefits
MDU Resources provides post-employment benefit plans and programs in which some our named executive officers participate. We expect to provide similar post-employment plans and programs with the exception of the pension plans. Our named executive officers participated in the following plans during 2023:

Plans	Jeffrey S. Thiede	Thomas D. Nosbusch	Paul R. Sanderson	Jon B. Hunke
Pension Plans	No	Yes	No	Yes
401(k) Retirement Plan	Yes	Yes	Yes	Yes
Company Credits to Deferred Compensation Plan	Yes	Yes	Yes	Yes
Expected Compensation Arrangements after Separation and Distribution
It is expected that the Everus executive compensation program will consist of four principal elements: (1) annual base salary, (2) annual cash incentive opportunity, (3) long-term equity incentive opportunity and (4) employee benefits and limited executive perquisites. The first three principal elements are set forth below:

Executive	Base Salary $	Target Annual Cash Incentive(1) $	Long-Term Equity Incentive Opportunity $	Total Target Compensation $
Jeffrey S. Thiede	850,000	935,000	2,550,000	4,335,000
Thomas D. Nosbusch	550,000	495,000	825,000	1,870,000
Maximillian J Marcy	438,000	350,400	657,000	1,445,400
Paul R. Sanderson	435,000	304,500	478,500	1,218,000
Jon B. Hunke	325,000	130,000	195,000	650,000
_________________
(1)In connection with the separation and distribution, pursuant to the employee matters agreement, Mr. Sanderson will be entitled to a pro rata annual cash incentive award for the period ending immediately prior to the distribution date based on actual performance as determined by the MDU Resources compensation committee.
Peer Group
It is expected that the initial Everus peer group to be used for purposes of benchmarking compensation of the named executive officers will consist of the companies set forth below, subject to review and approval of the Everus compensation committee after the separation. This peer group includes 16 companies in the construction and engineering, environmental and facility services industries with trailing 12 months revenue between $0.8 billion and $7 billion.

KBR, Inc.	Granite Construction Incorporated
APi Group Corporation	MYR Group, Inc.
Primoris Services Corporation	IES Holdings, Inc.
Clean Harbors, Inc.	Arcosa, Inc.
Comfort Systems USA, Inc.	Enviri Corporation
Valmont Industries, Inc.	Construction Partners, Inc.
Dycom Industries, Inc.	Team, Inc.
Tetra Tech, Inc.	Matrix Service Company

Employment and Severance Agreements
Jeffrey S. Thiede
Mr. Thiede received an offer letter dated July 11, 2024, setting forth his compensation for the role of president and CEO of Everus following the separation. The offer letter provides that effective as of, and subject to the occurrence of, the separation, Mr. Thiede’s annual base salary will be $850,000, his target annual cash incentive opportunity will be 110% of base salary and, if the separation occurs during 2024, his long-term incentive equity award opportunity for 2025 will be 300% of base salary.
As described in the offer letter, Mr. Thiede’s target annual cash incentive opportunity for 2024 will be determined on a pro rata basis for the time in each of the positions he held during 2024.
Thomas D. Nosbusch
Mr. Nosbusch received an offer letter dated August 15, 2024, setting forth his compensation for the role as Executive Vice President and COO of Everus following the separation. The offer letter provides that effective as, and subject to the occurrence of, the separation, Mr. Nosbusch’s base salary will be $550,000, his target annual cash incentive opportunity will be 90% of base salary and, if the separation occurs during 2024, his long-term incentive equity award opportunity for 2025 will be 150% of base salary.
As described in the offer letter, Mr. Nosbusch’s target annual cash incentive opportunity for 2024 will be determined on a pro rata basis for the time in each of the positions he held during 2024.
Maximillian J Marcy
Mr. Marcy received an offer letter dated July 11, 2024 setting, forth his compensation for the role of Vice President, CFO and Treasurer of Everus effective August 12, 2024. The offer letter provides Mr. Marcy with a base salary of $438,000, a target annual cash incentive opportunity of 80% of base salary (which will be prorated based on the number of days worked at the company) and, if the separation occurs during 2024, a long-term incentive equity award opportunity for 2025 of 150% of base salary. Mr. Marcy will also receive a contribution to the Company’s nonqualified deferred compensation plan of $100,000 in 2024 which will vest ratably over a 3-year period. The offer letter includes a relocation bonus of $100,000 for Mr. Marcy to relocate to Bismarck, ND. If the MDU Resources board of directors decides not to proceed with the spinoff and for that reason Mr. Marcy’s position is eliminated, the offer letter provides that he will receive a cash lump sum severance payment of $675,000, subject to entering into (and not revoking) a separation agreement and general release of claims.
Paul R. Sanderson
Mr. Sanderson received an offer letter dated July 11, 2024, setting forth his compensation for the role of Vice President, CLO and Corporate Secretary of Everus effective on the date immediately prior to the separation unless an earlier transfer date is otherwise agreed upon by MDU Resources and Everus. Mr. Sanderson’s base salary will be $435,000, his target annual cash incentive opportunity will be 70% of base salary and, if the separation occurs during 2024, his long-term incentive equity award opportunity for 2025 will be 110% of base salary.
As described in the offer letter, Mr. Sanderson’s target annual cash incentive opportunity for 2024 will be determined on a pro rata basis for the time in each of the positions he held during 2024.
If the MDU Resources board of directors decides not to proceed with the spinoff and for that reason Mr. Sanderson’s position is eliminated, the offer letter provides that he will receive a cash lump sum severance payment of $870,000 subject to entering into (and not revoking) a separation agreement and general release of claims.
Jon B. Hunke
Mr. Hunke received an offer letter dated July 11, 2024, setting forth his compensation for the role of Vice President and CAO of Everus following the separation. The offer letter provides that effective as, and subject to the occurrence of, the separation, Mr. Hunke’s annual base salary will be $325,000, his target annual cash incentive opportunity will be 40% of base salary and, if the separation occurs during 2024, his long-term incentive equity award opportunity for 2025 will be 60% of base salary.
As described in the offer letter, Mr. Hunke’s target annual cash incentive opportunity for 2024 will be determined on a pro rata basis for the time in each of the positions he held during 2024.
Retention Agreements
In connection with the strategic review of the construction services business to optimize its value, in February 2023, MDU Resources and Everus entered into retention agreements with Messrs. Thiede, Nosbusch and Hunke to retain their employment through the completion of the strategic review of the construction services business and any resulting transaction. The agreement provided for, among other things, continuation of the officer’s then-effective base salary, entitlement to incentive compensation, vesting of company credits to their deferred compensation accounts, a retention bonus equal to $1,100,000, $510,000 and $375,000, respectively, to be paid within fifteen (15) days after the closing of any transaction, and accelerated vesting of outstanding equity awards as set forth in the agreement. The term of the agreements was until the earlier of the closing of any transaction and December 31, 2023. The agreements expired on December 31, 2023 without payment. The agreements also provided that if the executive’s employment was involuntarily terminated during the term of the agreement without cause, then the executive would be entitled to payment of the retention bonus, a prorated incentive compensation bonus and the vested employer credit under the deferred compensation plan.
In connection with the offer letter dated July 11, 2024 for the position of Vice President and CAO, Everus entered into a retention agreement with Mr. Hunke, dated July 11, 2024, for his continued support of the transition of enterprise information technology systems and services from MDU Resources to Everus. The retention agreement provides a bonus of $50,000 payable at the end of the retention period, which is December 31, 2025.
Change in Control Severance Plan
MDU Resources maintains a change in control severance plan, effective February 15, 2024, for certain executives, including our named executive officers which provides for cash severance compensation to the named executive officer in the event of a qualifying termination of employment following a change in control of MDU Resources. A participant who experiences a qualifying termination shall receive a lump sum payment equal to the sum of the accrued compensation, the prorated annual incentive, and a multiple of the participant's annual base salary and target annual incentive. The plan also provides for certain benefits related to the retiree medical costs and outplacement services. Participation by our named executive officers in this plan will cease upon the spinoff.
It is anticipated that Everus will adopt a Change in Control Severance plan similar to the MDU Resources plan following the separation that will cover our named executive officers. The adoption of such plan is subject to the approval of the Everus compensation committee after the separation.
Stock Ownership Requirements
It is expected that the Everus executive stock ownership guidelines will initially be consistent with the MDU Resources executive stock ownership guidelines. Under the MDU Resources policy, executives participating in the MDU Resources Long-Term Performance-Based Incentive Plan are required within five years of appointment or promotion into an executive level to beneficially own MDU Resources common stock equal to a multiple of their base salary as outlined in the stock ownership policy, which is currently six times base salary in the case of the MDU Resources CEO and three times base salary in the case of all other named executive officers. Stock owned through its 401(k) plan or by a spouse is considered in ownership calculations as well as unvested restricted stock units. The level of stock ownership compared to the stock ownership requirement is determined based on the closing sales price of the common stock on the last trading day of the year and base salary at December 31 of the same year.
Incentive Compensation Recovery Policy
It is anticipated that the Everus Incentive Compensation Recovery Policy will initially be consistent with the MDU Resources policy. The MDU Resources Incentive Compensation Recovery Policy, effective as of October 2,

2023, provides for the recovery of certain incentive-based compensation in the event that MDU Resources is required to prepare an accounting restatement. The recoverable amount is the amount of incentive-based compensation which exceeded the amount the executive officer would have received if it had been determined based on the restated financial reporting measure. The recovery of such compensation applies regardless of misconduct or other contribution to the requirement for a restatement. Incentive-based compensation includes the annual cash incentive compensation, long-term incentive compensation or any compensation granted, earned or vested based in whole or in part on the company’s attainment of a financial reporting measure. The policy is intended to comply with Rule 10D-1 of the Securities and Exchange Act of 1934, as amended, and Listing Standard 303A.14 adopted by the NYSE.
EXECUTIVE COMPENSATION TABLES
Summary Compensation Table for 2023

Name and Principal Position(1) (a)	Year (b)	Salary $ (c)	Stock Awards(2) $ (e)	Non-Equity Incentive Plan Compensation $ (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3) $ (h)	All Other Compensation(4) $ (i)	Total $ (j)
Jeffrey S. Thiede	2023	550,000	980,883	605,138	—	131,524	2,267,545
President and CEO	2022	530,000	860,649	613,343	—	166,470	2,170,462
	2021	507,500	876,148	293,462	—	171,822	1,848,932

Thomas D. Nosbusch	2023	340,000	196,224	258,570	11,184	80,663	886,641
Executive Vice President and COO

Paul R. Sanderson(5)	2023	233,846	356,710	251,300	—	6,911	848,767
Vice President, CLO and Corporate Secretary

Jon B. Hunke	2023	250,000	131,136	171,113	3,553	55,386	611,188
Vice President and CAO
__________________
(1)Mr. Marcy is not included in the Executive Compensation tables for 2023 as he did not join Everus until August 12, 2024.
(2)Amounts shown in the stock awards column represent the aggregate grant date fair value of equity award opportunities calculated in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718. Amounts in this column were prepared assuming none of the awards were or will be forfeited. The amounts were calculated as described in Note 9 of the Everus audited financial statements for the year ended December 31, 2023, included in the registration statement of which this information statement forms a part. The reported amounts also include the incremental increase in fair value resulting from the adjustment of outstanding unvested restricted stock units upon the spinoff of Knife River for awards that were outstanding immediately prior to the spinoff of Knife River. The incremental increase in fair value was determined by comparing the fair value of the awards before and after the Knife River spinoff.

Executive	Grant Date Fair Value of Stock Awards Granted in 2023 $	Incremental Increase in Fair Value of Stock Awards from the Knife River Spinoff $	Total Fair Value of Stock Awards $
Jeffrey S. Thiede	957,734	23,149	980,883
Thomas D. Nosbusch	191,541	4,683	196,224
Paul R. Sanderson	356,710	—	356,710
Jon B. Hunke	128,036	3,100	131,136

(3)Amounts shown for 2023 represent the change in actuarial present value of accumulated benefits under the MDU Resources Non-Bargaining Pension Plan which were calculated using the following assumptions:

Assumed Retirement Age	Benefits Payable at Age	Interest Rate	Dataset
60	At retirement	4.82%	Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post commencement only)
(4)All Other compensation reported in column (i) is comprised of:

Executive	401(k)(1) $	Nonqualified Deferred Compensation(2) $	Life Insurance Premiums $	Matching Charitable Contributions $	Vacation Payout $	Total $
Jeffrey S. Thiede	26,400	100,000	774	4,350	—	131,524
Thomas D. Nosbusch	39,600	34,000	525	—	6,538	80,663
Paul R. Sanderson	6,554	—	357	—	—	6,911
Jon B. Hunke	30,000	25,000	386	—	—	55,386
______________
(1)Represents company contributions to the 401(k) plan which includes matching contributions and retirement contributions associated with the frozen pension plans as of December 31, 2009.
(2)Represents company contribution amounts to the Deferred Compensation Plan which were approved by the compensation committee. For further information, see the table in the section entitled “—Nonqualified Deferred Compensation.”
(5)Mr. Sanderson was hired as Vice President, Chief Legal Officer and Secretary of MDU Resources effective June 1, 2023, so his 2023 annual salary and 2023 annual non-equity incentive plan compensation were both prorated for his time served in the position.
Grant of Plan Based Awards in 2023
See the sections of this information statement entitled “—2023 Compensation of Named Executive Officers—Annual Cash Incentive Awards” and “—2023 Compensation of Named Executive Officers—Long-Term Equity Incentive Awards” for further information about the awards presented below:

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units # (i)	Grant Date Fair Value of Stock and Option Awards $ (l)
Executive	Grant Date		Threshold $ (c)	Target $ (d)	Maximum $ (e)
Jeffrey S. Thiede	2/16/2023	(1)	103,125	412,500	1,010,625
	2/16/2023	(2)				30,736	957,734
	6/1/2023	(3)					23,149
Thomas D. Nosbusch	2/16/2023	(1)	42,500	170,000	425,000
	2/16/2023	(2)				6,147	191,541
	6/1/2023	(3)					4,683
Paul R. Sanderson(4)	6/1/2023	(1)	35,000	140,000	287,000
	7/11/2023	(2)				16,818	356,710
	6/1/2023	(3)					—
Jon B. Hunke	2/16/2023	(1)	28,125	112,500	281,250
	2/16/2023	(2)				4,109	128,036
	6/1/2023	(3)					3,100
__________________
(1)Annual Incentive for 2023 granted pursuant to the MDU Resources Group, Inc. Executive Incentive Compensation Plan.
(2)Restricted Stock Units for the 2023-2025 period granted pursuant to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan. Following the spinoff of Knife River, MDU Resources awards granted on 2/16/2023 were adjusted to the following amounts: Mr. Thiede 45,572 restricted stock units, Mr. Nosbusch 9,114 restricted stock units and Mr. Hunke 6,092 restricted stock units. See the Long-Term Incentives section of the Compensation Discussion and Analysis for further details on the company’s long-term incentive program.

(3)Reflects the incremental increase in fair value resulting from the adjustment of outstanding restricted stock units and performance share awards into restricted stock units upon the spinoff of Knife River. The total incremental increase in fair value for the outstanding awards is shown below:

	2021-2023 Award #	2022-2024 Award #	2023-2025 Award #	Total Incremental Value $
Jeffrey S. Thiede	3,614	3,604	15,931	23,149
Thomas D. Nosbusch	770	729	3,184	4,683
Jon B. Hunke	493	485	2,122	3,100
(4)Mr. Sanderson was hired as Vice President, Chief Legal Officer and Secretary of MDU Resources effective June 1, 2023, so his 2023 annual non-equity incentive plan awards Threshold, Target and Maximum were prorated for this time served in the position.
Outstanding Equity Awards at Fiscal Year-End 2023

	Stock Awards
Name	Number of Unearned Shares, or Units of Stock that Have Not Vested # (g)(1)	Market or Payout Value of Shares, or Units That Have Not Vested $ (h)(2)
Jeffrey S. Thiede	84,143	1,666,031
Thomas D. Nosbusch	17,056	337,709
Paul R. Sanderson	16,818	332,996
Jon B. Hunke	11,322	224,176
________________
(1)The 2022 awards originally consisted of 75% performance shares and 25% time-vesting restricted stock units. Due to the Knife River spinoff, the 2022 performance shares were deemed achieved at 91.3% based on performance results of 74% for the period January 1, 2022 through December 31, 2022 and 100% for the period of January 1, 2023 through December 31, 2024. With the performance adjustment made, performance awards were no longer subject to the performance-based vesting condition but remained subject to the applicable time-vesting conditions. The 2023 award consisted 100% of time-vesting restricted stock units due to the contemplated Knife River spinoff. Upon completion of the Knife River spinoff, all awards outstanding immediately prior to the spinoff were adjusted based on the pre-spin MDU Resources stock price compared to the post-spin MDU Resources stock price. See “—2023 Compensation of Named Executive Officers—Long-Term Equity Incentive Awards” for further details on the company’s long-term incentive program. Below is the breakdown by year of the outstanding restricted stock unit awards:

	2022-2024 Award #	2023-2025 Award #	Total #
Jeffrey S. Thiede	38,571	45,572	84,143
Thomas D. Nosbusch	7,942	9,114	17,056
Paul R. Sanderson	—	16,818	16,818
Jon B. Hunke	5,230	6,092	11,322
(2)Value based on the number of restricted stock units reflected in column g multiplied by $19.80, the closing stock price of the company’s common stock on the last trading day of 2023.
Option Exercises and Stock Vested During 2023

	Stock Awards
	Number of Shares Acquired on Vesting(1) # (d)	Value Realized on Vesting $ (e)
Jeffrey S. Thiede	31,513	680,345
Thomas D. Nosbusch	6,726	145,211
Jon B. Hunke	4,345	93,807

________________
(1)The 2021 stock award consists of restricted stock units including performance shares that were adjusted into restricted stock units in connection with the spinoff of Knife River which vested on December 31, 2023 and are valued based on the closing stock price of $19.80 on the last trading day in 2023 plus dividend equivalents.
Pension Benefits for 2023

Executive	Plan Name (b)	Number of Years Credited Service(1) # (c)	Present Value of Accumulated Benefits(2) $ (d)	Payments During Last Fiscal Year $ (e)
Jeffrey S. Thiede	N/A	N/A	N/A	N/A
Thomas D. Nosbusch	Pension	10	129,136	—
Paul R. Sanderson	N/A	N/A	N/A	N/A
Jon B. Hunke	Pension	6	40,127	—
________________
(1)Years of credited service related to the pension plan reflects the years of participation in the plan as of December 31, 2009, when the pension plan was frozen.
(2)The amounts shown for the pension plan represent the actuarial present values of the executives’ accumulated benefits accrued as of December 31, 2023 calculated using a 4.82% discount rate, the Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post commencement only), no recognition of pre-retirement mortality and an assumed retirement age of 60.
Pension Plans
Messrs Nosbusch and Hunke are grandfathered into the MDU Resources pension plan which will not transfer to Everus. The plan applies to employees hired before 2006 and was amended to cease benefit accruals as of December 31, 2009. The benefits are based on the participant’s average annual salary over the 60-consecutive-month period where the participant received the highest annual salary between 1999 and 2009. Benefits are paid as straight life annuities for single participants and an actuarially reduced annuities with a survivor’s benefit for married participants unless they choose otherwise.
Nonqualified Deferred Compensation
Nonqualified Defined Contribution Plan
MDU Resources adopted the MDU Resources Nonqualified Defined Contribution Plan, effective January 1, 2012, to provide deferred compensation for a select group of employees. Contributions by MDU Resources to participant accounts were approved by the MDU Resources compensation committee and constitute an unsecured promise of MDU Resources to make such payments. Participant accounts capture the hypothetical investment experience based on the participant’s elections. Participants may select from a group of investment options including fixed income, balance/asset allocation, and various equity offerings. Contributions made prior to 2017 vest four years after each contribution while contributions made in and after 2017 vest ratably over a three-year period in accordance with the terms of the plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon separation from service with the company. Plan benefits become fully vested if the participant dies while actively employed. Benefits are forfeited if the participant’s employment is terminated for cause. The MDU Resources Nonqualified Defined Contribution Plan was frozen to new participants and contributions effective January 1, 2021.
MDU Resources Group, Inc. Deferred Compensation Plan
MDU Resources adopted the MDU Resources Group, Inc. Deferred Compensation Plan effective January 1, 2021 to replace the option to defer contributions by MDU Resources to participants accounts through the MDU Resources Nonqualified Defined Contribution Plan. Under the MDU Resources Group, Inc. Deferred Compensation Plan, participants can defer up to 80% of base salary and up to 100% of their annual incentive payment. MDU Resources provides discretionary credits to select individual recommended by the MDU Resources CEO and approved by the MDU Resources compensation committee. Participants are 100% vesting in their contributions of salary and/or annual incentive but vesting of discretionary employer credits occurs ratably over three years.

Participants can establish one or more retirement or in-service accounts which capture the hypothetical investment experience based on a suite of investment options similar to the MDU Resources Defined Contribution Plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon a qualifying distribution event. Plan benefits become fully vested if the participant dies or becomes disabled while actively employed. Benefits are forfeited if the participant’s employment is terminated for cause.
The table below includes individual deferrals of salary and/or annual incentive and company contributions made during 2023 under the MDU Resources Group, Inc. Deferred Compensation Plan. Aggregate earnings and the balance represent the combined participant earnings and participant balance under both nonqualified plans.

Executive	Executive Contributions in Last FY(1) $ (b)	Registrant Contributions in Last FY(2) $ (c)	Aggregate Earnings in Last FY $ (d)	Aggregate Withdrawals/Distributions $ (e)	Aggregate Balance at Last FYE $ (f)
Jeffrey S. Thiede	—	100,000	185,134	—	1,543,359
Thomas D. Nosbusch	15,142	34,000	96,341	—	737,972
Paul R. Sanderson(3)	—	—	—	—	—
Jon B. Hunke	3,892	25,000	49,203	—	290,656
_______________
(1)Amounts reported are included in the amount reported in column c of the Summary Compensation Table for 2023.
(2)Amounts reported are included in the amount reported in column i of the Summary Compensation Table for 2023.
(3)Mr. Sanderson joined MDU Resources effective June 1, 2023 and was not eligible for the Deferred Compensation Plan during 2023.
Potential Payments upon Termination or Change in Control
The Potential Payments upon Termination or Change in Control Table shows the payments and benefits the named executive officers would receive in connection with a variety of employment termination scenarios or upon a change in control. These scenarios include:
•Voluntary or Not for Cause Termination;
•Death;
•Disability;
•Change in Control with Termination; and
•Change in Control without Termination.
For the named executive officers, the information assumes the terminations or the change in control occurred on December 31, 2023. The table excludes compensation and benefits the named executive officers would earn during their employment with us whether or not a termination of change in control event had occurred. These tables also do not include benefits under plans or arrangement generally available to all salaried employees and that do not discriminate in favor of the named executive officers, such as benefits under our qualified defined benefit pension plan (for employees hired before 2006), accrued vacation pay, continuation of health care benefits, and life insurance benefits. The tables also do not included deferred compensation under the MDU Resources Group, Inc. Nonqualified Defined Contribution Plan or the MDU Resources Group, Inc. Deferred Compensation Plan. These amounts are shown and explained in the table in the section entitled “—Nonqualified Deferred Compensation.”
Compensation
MDU Resources typically does not have employment or severance agreements with its executives entitling them to specific payments upon termination of employment or a change in control of the company. The MDU Resources compensation committee generally considers providing severance benefits on a case-by-case basis. Any post-employment or change of control benefit available to its executives are addressed within our incentive and retirement plans. Because severance payments are discretionary, no amounts are included in the tables.

All named executive officers were granted their 2023 annual incentive award under the MDU Resources Executive Incentive Compensation Plan (the “EICP”) which has no change in control provision in regards to annual incentive compensation other than for deferred compensation. The MDU Resources EICP requires participants to remain employed with the company through the service year to be eligible for a payout unless otherwise determined by the MDU Resources compensation committee for executive officers or employment termination after age 65. All the scenarios assume a termination or change in control event on December 31, 2023. In these scenarios, the named executive officers would be considered employed the entire performance period and would be eligible to receive their annual incentive award based on the level that the performance measures were achieved. Therefore, no amounts are shown for annual incentives in the tables for the named executive officers, as they would be eligible to receive their annual incentive award with or without a termination or change in control on December 31, 2023.
For those named executive officers participating in the MDU Resources Long-Term Performance-Based Incentive Plan (the “LTIP”), all received equity awards in 2023 and prior years which consist of MDU Resources restricted stock units awards for 2021-2023, 2022-2024 and 2023-2025 vesting periods with the exception of Mr. Sanderson. Mr. Sanderson received a 2023-2025 grant of restricted stock units following his employment with MDU Resources effective June 1, 2023.
In the case of a change in control (as defined in the MDU Resources LTIP) (with or without termination), MDU Resources restricted stock units awards outstanding on December 31, 2023, would be deemed fully earned and vest for the named executive officers.
The MDU Resources restricted stock units award agreement provide that the restricted stock unit awards are forfeited if the participant’s employment terminates for situation other than death, disability or before the participant has reached age 55 with 10 years of service. If a participant’s employment terminates after reaching age 55 and completing 10 years of service, restricted stock unit awards are prorated as follows:
•termination of employment during the first year of the vesting period = MDU Resources restricted stock unit awards are forfeited;
•termination of employment during the second year of the vesting period = MDU Resources restricted stock unit awards earned are prorated based on the number of months employed during the vesting period;
•termination of employment during the third year of the vesting period = full amount of any MDU Resources restricted stock units awards earned are received.
In situations of death or disability, the MDU Resources restricted stock unit awards earned would be prorated based on the number of full months of employment completed prior to death or disability during the vesting period.
For purposes of calculating the MDU Resources restricted stock unit award value shown in the Potential Payments upon Termination or Change in Control Table, the number of vesting shares was multiplied by the closing stock price on the last market day of the year, which was $19.80 on December 29, 2023. Dividend equivalents based on the number of vesting shares are also included in the amounts presented.
Disability Benefits
MDU Resources provides disability benefits to eligible salaried employees equal to 60% of their base salary, subject to a salary limit of $200,000 for officers and $100,000 for other salaried employees. For all eligible employees, disability payments continue as follows:

Age When Disabled	Benefits Payable
Prior to age 60	To age 65
Ages 60 to 64	60 months
Ages 65 to 67	To age 70
Age 68 and over	24 months

Disability benefits are reduced for amounts paid as retirement benefits such as pension benefits. The disability payments in the Potential Payments upon Termination or Change in Control Table reflect the present value of the disability benefits attributable to the additional $100,000 of base salary recognized for executives under the MDU Resources disability program, subject to the 60% limitation, after reduction for amounts that would be paid as retirement benefits. For Messrs Nosbusch and Hunke who participate in the MDU Resources pension plan, the amounts represent the present value of the disability benefit after reduction for retirement benefits using a discount rate of 4.82%. For Messrs Thiede and Sanderson who do not participate in the MDU Resources pension plan, the amount represents the present value of the disability benefit without reduction for retirement benefits using a discount rate of 4.73%, which is considered a reasonable rate for purposes of the calculation.
Potential Payments Upon Termination or Change in Control Table

	Voluntary or Not for Cause Termination $	Death $	Disability $	Change in Control with Termination $	Change in Control without Termination $
Jeffrey S. Thiede
Restricted Stock Units	1,220,666	1,530,899	1,530,899	2,421,524	2,421,524
Disability Benefits			267,749
Total	1,220,666	1,530,899	1,798,648	2,421,524	2,421,524

Thomas D. Nosbusch
Restricted Stock Units	—	318,511	318,511	498,226	498,226
Disability Benefits			205,062
Total	—	318,511	523,573	498,226	498,226

Paul R. Sanderson
Restricted Stock Units	—	113,648	113,648	340,943	340,943
Disability Benefits			267,749
Total	—	113,648	381,397	340,943	340,943

Jon B. Hunke
Restricted Stock Units	—	208,543	208,543	328,118	328,118
Disability Benefits			246,991
Total	—	208,543	455,534	328,118	328,118
For a description of treatment of certain expired retention arrangements, see “—Retention Agreements.”

DIRECTOR COMPENSATION
During 2023, Everus was not an independent public company and did not pay any director compensation. It is expected that the initial Everus director compensation program in effect as of immediately following the separation will be as set forth below. The Everus director compensation program will be subject to review and modification by the Everus board of directors or a committee thereof following the separation.

Element	Amount $
Base Cash Retainer	110,000
Additional Cash Retainers
Non-Executive Chair	100,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating and Governance Committee Chair	15,000
Annual Stock Grant - Non-Executive Chair	175,000
Annual Stock Grant - Directors (other than the Non-Executive Chair)	150,000
There are no meeting fees paid to directors.
Other Compensation
In addition to liability insurance, we expect to maintain group life insurance in the amount of $100,000 on each non-employee director for the benefit of their beneficiaries during the time they serve on the Everus board of directors. Directors will be reimbursed for all reasonable travel expenses, including spousal expenses in connection with attendance at meetings of the board and its committees.
Deferral of Compensation
Directors may defer all or any portion of the annual cash retainer and other cash compensation paid for service as a director pursuant to the Deferred Compensation Plan for Directors expected to be adopted by Everus. Deferred amounts will be held as phantom stock with dividend accruals and paid out in cash over a five-year period after the director leaves the board.
Stock Ownership Policy
Our director stock ownership policy is contained in the Corporate Governance Guidelines expected to be adopted by Everus and requires each director to beneficially own our common stock equal in value to five times the director’s annual base cash retainer. Shares held directly by the director will be considered in ownership calculations as well as other beneficial ownership of our common stock by a spouse or other immediate family member residing in the director’s household. A director is allowed five years commencing January 1 of the year following the year of the director’s initial election to the board to meet the requirements. For further details on our director’s stock ownership, see the section of this information statement entitled “Security Ownership of Certain Beneficial Owners and Management—Stock Ownership of Directors and Executive Officers.”

EVERUS CONSTRUCTION GROUP, INC. LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN
The material terms of the Everus Construction Group, Inc. Long-Term Performance-Based Incentive Plan (the “Plan”) are summarized below. This summary does not contain all information about the Plan. This summary is qualified in its entirety by reference to, and should be read together with the full text of the Plan.
Purpose of the Plan
The purpose of the Plan is to promote the success and enhance the value of Everus by linking the personal interests of directors, officers, employees, and consultants to those of our stockholders and customers. The Plan is further intended to provide flexibility in our ability to motivate, attract, and retain the services of participants upon whose judgment, interest, and special effort the successful conduct of our operations largely depends.
Plan Administration
The Plan is administered by the Everus compensation committee or by any other committee appointed by the Everus board of directors. Subject to the terms of the Plan, the Everus compensation committee has full power under the Plan to determine persons to receive awards, the size and type of awards, and their terms. The Everus compensation committee may amend outstanding awards subject to restrictions stated in the Plan. The Everus compensation committee also has the power to construe and interpret the Plan.
Shares Available for Awards
Subject to adjustment for changes in capitalization, there are approximately 2,500,000 shares of Everus common stock, in the aggregate, that are authorized for delivery pursuant to awards granted under the Plan. Shares withheld from an award to satisfy tax withholding obligations are counted as shares issued under the Plan. Shares that are potentially deliverable under an award that expires or is canceled, forfeited, settled in cash, or otherwise settled without the delivery of shares are not treated as having been issued under the Plan. Shares underlying lapsed or forfeited restricted stock awards are not treated as having been issued under the Plan.
Individual Limitations
Subject to adjustment pursuant to the anti-dilution provisions in the Plan, (i) the total number of shares subject to stock-based awards granted in any calendar year to any participant shall not exceed 500,000 shares, and (ii) the maximum amount of the cash awards that may be granted in any calendar year to any participant shall not exceed $6,000,000. Subject to adjustment pursuant to the anti-dilution provisions in the Plan, the maximum value of shares of Everus common stock that may be granted pursuant to awards to any non-employee director under the Plan in any calendar year is $350,000 as of the date of grant.
Sources of Shares
Shares issued under the Plan may be authorized but unissued shares of common stock, treasury stock, or shares purchased on the open market.
Eligible Participants
Directors, officers, employees, and consultants (including any prospective directors, officers, employees and consultants) of Everus and its affiliates are eligible to receive awards under the Plan. Employees covered by any collective bargaining agreement to which Everus or any of its subsidiaries is a party are not eligible.
Change in Capitalization
In the event of any equity restructuring such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Everus compensation committee will cause an equitable adjustment to be made (i) in the number and kind of shares that may be delivered under the Plan, (ii) in the individual limitations set forth in the Plan, and (iii) with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, price of shares subject to outstanding awards, any performance goals relating to shares, the market price of shares, or per-share results, and other terms and conditions of outstanding awards, in the case of (i), (ii), and (iii) to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation, or liquidation, the Everus compensation committee may, in its sole discretion, cause an equitable adjustment as described in the foregoing sentence to be made, to prevent dilution or enlargement of rights. The number of shares subject to any award will always be rounded down to a whole number when adjustments are made pursuant to these provisions of the Plan. Adjustments made by the Everus compensation committee pursuant to these provisions are final, binding, and conclusive.
Types of Awards under the Plan
Included below is a general description of the types of awards that the Everus compensation committee may make under the Plan. The Everus compensation committee will determine the terms and conditions of awards on a grant-by-grant basis, subject to limitations contained in the Plan.
Restricted Stock. Restricted stock may be granted in such amounts and subject to such terms and conditions as determined by the Everus compensation committee, including time-based or performance-based vesting restrictions. Participants holding restricted stock may exercise full voting rights with respect to those shares during the restricted period and, subject to the Everus compensation committee’s right to determine otherwise at the time of grant, will receive regular cash dividends. All other distributions paid with respect to the restricted stock will be credited subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid.
Restricted Stock Unit. Restricted stock units may be granted in the amounts and subject to such terms and conditions as determined by the Everus compensation committee, including time-based or performance-based vesting restrictions. A restricted stock unit is an unsecured promise to transfer a share or equivalent cash at a specified future date, such as a fixed number of years, retirement or other termination of employment (which date may be later than the vesting date of the award at which time the right to receive the share becomes non-forfeitable). A participant to whom restricted stock units are awarded has no rights as a shareholder with respect to the shares represented by the restricted stock units unless and until shares are actually delivered to the participant in settlement of the award. Dividend equivalents may also be granted.
Other Awards. The Everus Company compensation committee may make other awards which may include, without limitation, the grant of fully vested shares of common stock, grant of shares of common stock based upon attainment of performance goals established by the committee, the payment of shares in lieu of cash, the payment of cash based on attainment of performance goals, and the payment of shares in lieu of cash under our other incentive or bonus programs.
Assumed MDU Resources Awards
Notwithstanding any provisions in the Plan to the contrary, each award that is granted by Everus pursuant to the adjustment of an outstanding MDU Resources equity award in connection with the distribution shall be subject to the terms and conditions of the equity compensation plan and award agreement to which such award was subject immediately prior to the distribution, subject to the adjustment of such award by the MDU Resources compensation committee and the terms of the employee matters agreement.
Minimum Vesting Requirements
Under the Plan, the minimum vesting period for stock-based awards that have either performance-based vesting or no performance-based vesting characteristics is at least one year. Vesting may occur ratably each month, quarter, or anniversary of the grant date. The Everus compensation committee does not have discretion to accelerate vesting of full value awards except in the event of a change in control of the company or similar transaction, or the death, disability, or termination of employment of a participant. The Everus compensation committee may grant a “de minimis” number of stock-based awards that have a shorter vesting period and may grant awards to non-employee directors that are fully vested. For this purpose, “de minimis” means 5 percent of the shares, subject to adjustment pursuant to the anti-dilution provisions in the Plan. Such minimum vesting period does not apply to equity-based compensation awards issued in connection with the adjustment of outstanding MDU Resources equity-based compensation awards upon the distribution.
Termination of Employment
Each award agreement will set forth the participant’s rights with respect to each award following termination of employment.
Transferability
Except as otherwise determined by the Everus compensation committee and set forth in the award agreement and subject to the provisions of the Plan, awards under the Plan may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and a participant’s rights with respect to an award shall be exercisable only by the participant or the participant’s legal representative during his or her lifetime.
Change in Control
Unless otherwise provided in an award agreement, in the event of a change in control of Everus, all awards under the Plan will vest if they are not replaced in connection with the change in control by awards that meet certain requirements specified in the Plan (such awards, “replacement awards”). If awards are replaced in connection with the change in control with replacement awards, then those replacement awards will remain outstanding and eligible to vest in accordance with their terms. The Plan defines “change in control” as:
•the acquisition by an individual, entity, or group of 20% or more of the outstanding common stock of Everus;
•a change in a majority of the board of directors of Everus since the effective date of the Plan without the approval of a majority of the board members as of the effective date of the Plan, or whose election was approved by such board members;
•consummation of a merger or similar transaction or sale of all or substantially all of the assets of Everus, unless (a) the stockholders of Everus immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, (b) no person owns 20% or more of the resulting corporation’s outstanding common stock or voting power except for any such ownership that existed before the merger, and (c) at least a majority of the board of the resulting corporation is comprised of directors of Everus as of immediately prior to the transaction; or
•stockholder approval of a complete liquidation or dissolution of Everus.
Accounting Restatements
The Plan provides that if Everus is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under the securities laws, Everus or the Everus compensation committee may, or shall if required, take action to recover incentive-based compensation from specific executive officers in accordance with our guidelines or policies, as they may be amended or substituted from time to time, and in accordance with applicable law and applicable rules of the Securities and Exchange Commission and the New York Stock Exchange.
Amendment, Modification and Termination
The Everus board of directors may, at any time and from time to time, alter, amend, suspend, or terminate the Plan, in whole or in part, provided that no amendment will be made without stockholder approval if such approval would be required by the rules of the stock exchange on which Everus is then listed. No termination, amendment or modification of the Plan may adversely affect in any material way any award previously granted under the Plan, without the written consent of the participant holding such award, unless such termination, modification or amendment is required by applicable law.
Effective Date and Duration
Prior to the distribution, it is expected that the Plan will be approved by the Everus board of directors and by MDU Resources as the sole shareholder of Everus. The Plan will remain in effect, subject to the right of the Everus board of directors to terminate the Plan at any time, until all shares subject to the Plan have been issued.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Agreements with MDU Resources
Following the separation and distribution, Everus and MDU Resources will operate separately, each as an independent public company. Prior to the distribution, Everus will enter into a separation and distribution agreement with MDU Resources. Everus will also enter into various other agreements to provide a framework for its relationship with MDU Resources after the separation and distribution, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between Everus and MDU Resources of MDU Resources’ assets, employees, liabilities and obligations (including investments; property, including intellectual property; employee benefits; and tax-related assets and liabilities) associated with Everus Construction and will govern certain relationships between Everus and MDU Resources after the separation and distribution. The agreements listed above will be filed as exhibits to the registration statement on Form 10, of which this information statement is a part.
The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.
Separation and Distribution Agreement
Transfer of Assets and Assumption of Liabilities
The separation and distribution agreement will identify the assets to be transferred to, the liabilities to be assumed by and the contracts to be assigned to each of Everus and MDU Resources as part of the separation, and provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide that, among other things and subject to the terms and conditions therein:
•certain assets (whether tangible or intangible) primarily related to, or included on the balance sheet of, Everus, which are referred to as the “Everus Assets,” will be retained by or transferred to Everus or one of its subsidiaries;
•certain liabilities primarily related to, or included on the balance sheet of, Everus, which are referred to as the “Everus Liabilities,” will be retained by or transferred to Everus or one of its subsidiaries; and
•all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Everus Assets and Everus Liabilities (such assets and liabilities, other than the Everus Assets and the Everus Liabilities, referred to as the “MDU Resources Assets” and “MDU Resources Liabilities,” respectively) will be retained by or transferred to MDU Resources or one of its subsidiaries (other than Everus or its subsidiaries).
Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither Everus nor MDU Resources will make any representation or warranty as to (1) the assets, businesses or liabilities transferred or assumed as part of the separation, (2) any approvals or notifications required in connection with the transfers, (3) the value of or the freedom from any security interests of any of the assets transferred, (4) the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Everus or MDU Resources, or (5) the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.
Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. The separation and distribution agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to Everus or MDU Resources, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, Everus or MDU Resources, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse Everus or MDU Resources, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.
The Distribution
The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, MDU Resources will distribute to its stockholders that hold shares of MDU Resources common stock as of the record date 100% of the issued and outstanding shares of Everus common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares.
Conditions to the Distribution
The separation agreement will provide that the distribution is subject to satisfaction (or waiver by MDU Resources in its sole discretion) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” MDU Resources has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.
Financing
In connection with the separation and distribution, Everus anticipates that it will enter into a five-year credit agreement, whereby Everus will have the capacity to incur indebtedness in an aggregate principal amount of up to $525 million. Such indebtedness is expected to consist of $300 million in aggregate principal amount of term loans and a $225 million revolving credit facility, under which Everus expects to have $40 million outstanding as of the separation date based on projected working capital needs. Everus expects that a portion of the net proceeds of such indebtedness will be used to repay its outstanding indebtedness with MDU Resources. A portion of the proceeds remaining after the repayment of intercompany indebtedness will be distributed to MDU Resources, with the remainder being retained by Everus.
Claims
In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.
Releases
The separation agreement will provide that Everus and its affiliates will release and discharge MDU Resources and its affiliates from all liabilities assumed by Everus as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to its business, the Everus Assets and the Everus Liabilities, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. MDU Resources and its affiliates will release and discharge Everus and its affiliates from all liabilities retained by MDU Resources and its affiliates as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date arising from the MDU Resources retained business, the MDU Resources Assets and the MDU Resources Liabilities, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.
These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement and certain other agreements, including the transfer of documents in connection with the separation.

Indemnification
In the separation agreement, Everus will agree to indemnify, defend and hold harmless MDU Resources, each of its affiliates and each of their respective directors, officers, employees and agents, from and against all liabilities relating to, arising out of or resulting from:
•the Everus Liabilities;
•the failure of Everus or any other person to pay, perform or otherwise promptly discharge any of the Everus Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;
•except to the extent relating to an MDU Resources Liability, any guarantee, indemnification or contribution obligation for Everus’ benefit by MDU Resources that survives the distribution;
•any breach by Everus of the separation agreement or any of the ancillary agreements; and
•any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement, of which this information statement forms a part, or in this information statement (as amended or supplemented), other than any such statements or omissions directly relating to information regarding MDU Resources, provided to Everus by MDU Resources, for inclusion therein.
In the separation agreement, MDU Resources will agree to indemnify, defend and hold harmless Everus, each of its affiliates and each of their respective directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from:
•the MDU Resources Liabilities;
•the failure of MDU Resources or any other person to pay, perform or otherwise promptly discharge any of the MDU Resources Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;
•except to the extent relating to an Everus Liability, any guarantee, indemnification or contribution obligation for the benefit of MDU Resources’ by Everus that survives the distribution;
•any breach by MDU Resources of the separation agreement or any of the ancillary agreements; and
•any untrue statement or alleged untrue statement or omission or alleged omission of a material fact directly relating to information regarding MDU Resources, provided to Everus by MDU Resources, for inclusion in the registration statement, of which this information statement forms a part, or in this information statement (as amended or supplemented).
The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes, and the procedures related thereto, will be governed by the tax matters agreement.
Insurance
The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution date and sets forth procedures for the administration of insured claims and addresses certain other insurance matters.
Further Assurances
In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both Everus and MDU Resources will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.
Dispute Resolution
The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between MDU Resources and Everus related to the separation or distribution. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by elevation of the matter to executives of MDU Resources and Everus. If such efforts are not successful, either Everus or MDU Resources may submit the dispute, controversy or claim to nonbinding mediation and if such efforts are still not successful, to binding arbitration, subject to the provisions of the separation agreement. The parties may also commence litigation in certain circumstances described in the separation agreement.
Expenses
Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution, including costs and expenses relating to legal counsel, tax and financial advisors and accounting advisory work related to the separation and distribution, will be paid by the party incurring such cost and expense.
Other Matters
Other matters governed by the separation agreement will include approvals and notifications of transfer, termination of intercompany agreements, treatment of shared contracts, financial information certifications, access to financial and other information, confidentiality, financing arrangements and treatment of outstanding guarantees and similar credit support.
Amendment and Termination
The separation agreement will provide that it may be terminated, and the separation and distribution may be amended, modified or abandoned, at any time prior to the distribution date in the sole discretion of MDU Resources without the approval of any person, including Everus.
The separation agreement will provide that no provision of the separation agreement or any ancillary agreement may be waived, amended, supplemented or modified by a party without the written consent of the party against whom it is sought to enforce such waiver, amendment, supplement or modification.
In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated, except by an agreement in writing signed by both MDU Resources and Everus.
Transition Services Agreement
Everus and MDU Resources will enter into a transition services agreement prior to the distribution pursuant to which MDU Resources will provide certain services to Everus and Everus will provide services to MDU Resources, on an interim, transitional basis. The services to be provided will include tax, legal, treasury, human resources, information technology, risk management and other general and administrative functions. The services will be provided in a manner consistent with past practices or otherwise how such services are currently performed within MDU Resources. The pricing is expected to be on a cost or cost-plus basis (based on actual costs incurred by the party rendering the services plus a fixed percentage) or an hourly rate. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

The services will commence on the distribution date and terminate no later than 24 months following the distribution date. The receiving party may terminate any services by giving prior written notice to the provider of such services and paying any applicable wind-down charges.
Subject to certain exceptions, the liability of MDU Resources and Everus under the transition services agreement for the services they provide will generally be limited to the aggregate charges actually paid to such provider by the recipient in the prior 12 months (or such shorter period if 12 months have not elapsed) pursuant to the transition services agreement. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any lost profits, special, indirect, incidental, consequential, punitive, exemplary, remote, speculative or similar damages.
Tax Matters Agreement
Everus and MDU Resources will enter into a tax matters agreement prior to the distribution that will govern the parties’ respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.
The tax matters agreement will also impose certain restrictions on Everus and its subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on MDU Resources or Everus that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. However, if such failure was the result of any acquisition of Everus’ shares or assets, Everus generally will be responsible for all taxes imposed as a result of such acquisition or breach.
As discussed below under the heading “Material U.S. Federal Income Tax Consequences,” notwithstanding receipt by MDU Resources of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could assert that the distribution or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS was successful in taking this position, Everus, MDU Resources and MDU Resources stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of MDU Resources or Everus could cause the distribution and certain related transactions to fail to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Everus may be required to indemnify MDU Resources for taxes and certain related amounts resulting from the distribution and certain related transactions not qualifying as tax-free.
Employee Matters Agreement
Everus and MDU Resources will enter into an employee matters agreement prior to the distribution to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.
The employee matters agreement will provide that, unless otherwise specified, MDU Resources will be responsible for liabilities associated with employees who will be employed by MDU Resources following the separation, former employees whose last employment was with the MDU Resources businesses, and Everus will be responsible for liabilities associated with employees who will be employed by Everus following the separation and former employees whose last employment was with Everus’ businesses.

The employee matters agreement will also govern the terms of equity-based awards granted by MDU Resources prior to the distribution. See “The Separation and Distribution—Treatment of Equity-Based Compensation.”
Other Related-Party Transactions
In the normal course of business, MDU Resources, Centennial and Everus enter into intercompany receivables and payables arrangements as part of MDU Resources’ cash management program. MDU Resources, Centennial and Everus expect to settle intercompany receivables and payables involving Everus on or prior to consummation of the separation, and Everus expects to implement its own cash management program post-separation. See Note 16 – Related-Party Transactions to the historical consolidated financial statements included elsewhere in this information statement for further information.
Procedures for Approval of Related Person Transactions
Everus’ board of directors is expected to adopt a written policy on related person transactions. The policy will apply to any transaction or series of transactions in which Everus or a subsidiary is a participant, the amount involved exceeds $120,000 and a “related person” (as defined in Item 404(a) of SEC Regulation S-K) has a direct or indirect material interest; provided, however, that Everus’ board of directors is expected to determine that certain transactions not required to be reported pursuant to Item 404(a) of SEC Regulation S-K are not considered to be transactions covered by the policy. This policy will be posted to the corporate governance section of Everus’ investor relations website (www.everus.com) as of the distribution date.
Under this policy, the Chief Legal Officer of Everus must advise the Audit Committee of any related person transaction of which he or she becomes aware. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee will consider all relevant information available to it and, as appropriate, take into consideration the size of the transaction and the amount payable to the related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; the purpose, and the potential benefits to Everus, of the transaction; whether the transaction was undertaken in the ordinary course of business; and whether the transaction involved the provision of goods or services to Everus that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to Everus as would be available in comparable transactions with or involving unaffiliated third parties.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material U.S. federal income tax consequences of the distribution of Everus common stock to “U.S. holders” (as defined below) of MDU Resources common stock. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date of this information statement, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. holders of shares of MDU Resources common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).
The distribution is conditioned upon the receipt by MDU Resources of a private letter ruling from the IRS and one or more opinions from its tax advisors, in each case, satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and the distribution. MDU Resources has received a favorable private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation and distribution.
This discussion assumes that the distribution, together with certain related transactions, will be consummated in accordance with the separation and distribution agreement and the other separation-related agreements that MDU Resources and Everus will enter into prior to the distribution and as described in this information statement, and that the IRS takes no position inconsistent with the IRS private letter ruling and the opinion(s) described above. This discussion is not a complete description of all U.S. federal income tax consequences of the separation and the distribution, nor does it address the effects of any state, local or non-U.S. tax laws or U.S. federal tax laws other than those relating to income taxes. The distribution may be taxable under such other tax laws and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws. This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies; tax-exempt organizations; financial institutions; broker-dealers; partners in partnerships that hold MDU Resources or Everus common stock; pass-through entities (or investors therein); traders in securities who elect to apply a mark-to-market method of accounting; holders who hold MDU Resources or Everus common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction;” individuals who receive Everus common stock upon the exercise of employee stock options or otherwise as compensation; holders who are liable for alternative minimum tax; or any holders who actually or constructively own more than 5% of MDU Resources common stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 nor does it address any tax consequences arising under the corporate book minimum tax or the stock buyback tax of the Inflation Reduction Act of 2022. If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds MDU Resources common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the distribution.
For purposes of this discussion, a “U.S. holder” is any beneficial owner of MDU Resources common stock that is, for U.S. federal income tax purposes:
•an individual who is a citizen or a resident of the United States;
•a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions; or (ii) it has a valid election in place under applicable United States Treasury Regulations to be treated as a U.S. person.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.
The IRS private letter ruling is and the opinion(s) of tax advisors will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Everus and MDU Resources (including those relating to the past and future conduct of Everus and MDU Resources). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Everus or MDU Resources breach any of their respective representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, such IRS private letter ruling and/or the opinion(s) of tax advisors may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt by MDU Resources of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS private letter ruling or the opinion(s) of tax advisors were based are false or have been violated. In addition, the IRS private letter ruling does not address and the opinion(s) of tax advisors will not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. An opinion of a tax advisor represents the judgment of such tax advisor and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by MDU Resources of the IRS private letter ruling and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, MDU Resources, Everus and MDU Resources stockholders could be subject to significant U.S. federal income tax liability. Please refer to “—Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.
It is expected that, for U.S. federal income tax purposes:
•Subject to the discussion below regarding Section 355(e) of the Code, neither Everus nor MDU Resources will recognize any gain or loss upon the separation and the distribution of Everus common stock, and no amount will be includable in the income of MDU Resources or Everus as a result of the separation and the distribution other than taxable income or gain possibly arising with respect to the retained shares of Everus, from internal reorganizations undertaken in connection with the separation and distribution or with respect to any items required to be taken into account under U.S. Treasury Regulations relating to consolidated federal income tax returns.
•No gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of MDU Resources common stock upon the receipt of Everus common stock in the distribution, except with respect to any cash received in lieu of fractional shares of Everus common stock (as described below).
•The aggregate tax basis of the MDU Resources common stock and Everus common stock received in the distribution (including any fractional share interest in Everus common stock for which cash is received) in the hands of each U.S. holder of MDU Resources common stock immediately after the distribution will equal the aggregate tax basis of MDU Resources common stock held by the U.S. holder immediately before the distribution, allocated between the MDU Resources common stock and Everus common stock (including any fractional share interest in Everus common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution.

•The holding period of Everus common stock received by each U.S. holder of MDU Resources common stock in the distribution (including any fractional share interest in Everus common stock for which cash is received) will generally include the holding period at the time of the distribution for the MDU Resources common stock with respect to which the distribution is made.
A U.S. holder who receives cash in lieu of a fractional share of Everus common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its MDU Resources common stock exceeds one year at the time of distribution.
If a U.S. holder of MDU Resources common stock holds different blocks of MDU Resources common stock (generally shares of MDU Resources common stock purchased or acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Everus common stock received in the distribution in respect of particular blocks of MDU Resources common stock.
U.S. Treasury Regulations require certain U.S. holders who receive shares of Everus common stock in the distribution to attach to such U.S. holder’s federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.
Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.
As discussed above, notwithstanding receipt by MDU Resources of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, some or all of the consequences described above would not apply and MDU Resources, Everus and MDU Resources stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of MDU Resources or Everus could cause the distribution and certain related transactions to fail to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Everus may be required to indemnify MDU Resources for taxes (and certain related amounts) resulting from the distribution and certain related transactions not qualifying as tax-free.
If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, MDU Resources would recognize taxable gain as if it had sold Everus common stock in a taxable sale for its fair market value (unless MDU Resources and Everus jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) MDU Resources would recognize taxable gain as if Everus had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of Everus common stock and the assumption of all of its liabilities and (ii) Everus would obtain a related step-up in the basis of its assets) and MDU Resources stockholders who receive Everus common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of Everus common stock.
Even if the distribution were otherwise to qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to MDU Resources under Section 355(e) of the Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in MDU Resources or Everus. For this purpose, any acquisitions of the shares of MDU Resources or Everus within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Everus or MDU Resources may be able to rebut that presumption.
In connection with the distribution, Everus and MDU Resources will enter into a tax matters agreement pursuant to which Everus will be responsible for certain liabilities and obligations following the distribution. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on MDU Resources or Everus that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code (including as a result of Section 355(e) of the Code), to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. However, if such failure was the result of any acquisition of Everus’ shares or assets, Everus generally will be responsible for all taxes imposed as a result of such acquisition or breach. Everus’ indemnification obligations to MDU Resources under the tax matters agreement are not expected to be limited in amount or subject to any cap. If Everus is required to pay any taxes or indemnify MDU Resources and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, Everus may be subject to substantial liabilities.
Backup Withholding and Information Reporting
Payments of cash to U.S. holders of MDU Resources common stock in lieu of fractional shares of Everus common stock may be subject to information reporting and backup withholding (currently, at a rate of 24%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

DESCRIPTION OF MATERIAL INDEBTEDNESS
The following summary sets forth information based on Everus’ current expectations about the financing arrangements anticipated to be entered into in connection with the separation and distribution. However, Everus has not yet entered into definitive material agreements with respect to such financing arrangements, and, accordingly, the terms of such financing arrangements are subject to change, including as a result of market conditions. The definitive agreements, when entered into, shall set forth the definitive terms of the financing arrangements.
In connection with the separation and distribution, Everus anticipates that it will incur indebtedness in an aggregate principal capacity of up to $525 million. Such indebtedness is expected to consist of Everus’ expected incurrence of $300 million in aggregate principal amount of term loans and Everus’ expected entry into a $225 million revolving credit facility. Everus expects to have $340 million in aggregate principal amount of loans outstanding as of the separation date.
Everus’ targeted debt balance at the time of the separation was determined based on internal capital planning and considered the following factors and assumptions: anticipated business plan, optimal debt levels, operating activities, general economic contingencies and desired financing capacity.
Nothing in this summary or otherwise herein shall constitute or be deemed to constitute an offer to sell or the solicitation of an offer to buy any debt instruments. The description contained herein and the other information in this information statement regarding the previous offering of the notes is included in this information statement solely for informational purposes.
Senior Secured Credit Facilities
On the separation date, Everus expects to enter into a new credit agreement (the “Credit Agreement”), as borrower, together with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other financial institutions from time to time party thereto.
Everus’ obligations under the Credit Agreement are expected to be guaranteed by Everus’ existing and subsequently acquired wholly owned domestic subsidiaries, subject to a number of exceptions.
The Credit Agreement is expected to provide for (a) a senior secured first lien revolving credit facility in an initial aggregate principal amount of up to $225 million (the “Revolving Credit Facility”) and (b) a senior secured first lien term loan facility in an initial aggregate principal amount of up to $300 million (the “Term Loan Facility,” and together with the Revolving Credit Facility, the “Senior Secured Credit Facilities”). Letters of credit are expected to be available under the Credit Agreement in an aggregate amount of up to $50 million. The proceeds of borrowings under the Term Loan Facility are expected to be used by Everus on the separation date, together with the proceeds from borrowings under the Revolving Credit Facility permitted to be funded on the separation date pursuant to the following paragraph, to (i) make one or more dividends, distributions, payments or other transfers to MDU Resources and/or one or more of its subsidiaries, (ii) for general corporate purposes and (iii) to pay the transaction costs and to fund certain original issue discount (“OID”) and/or upfront fees.
The proceeds of the Revolving Credit Facility are expected to be used by Everus and its restricted subsidiaries for working capital and other general corporate purposes, including the financing of restricted payments, permitted acquisitions and other permitted investments, and for any other purpose not prohibited by the Credit Agreement; provided that on the separation date, proceeds of the Revolving Credit Facility may be used solely (i) to fund certain OID and/or upfront fees on account of the Senior Secured Credit Facilities, (ii) for working capital and other general corporate purposes (other than the payment of transaction costs), and (iii) to pay transaction costs in an amount not to exceed an amount to be set forth in the Credit Agreement. In addition, letters of credit may be issued on the separation date, including to backstop or replace certain letters of credit outstanding on the separation date.
The Senior Secured Credit Facilities are expected to mature on the date that is five years after the separation date. Everus expects that the Term Loan Facility will require quarterly amortization payments of 5.00% per annum of the original principal amount thereof. Everus expects that the Credit Agreement will also require mandatory prepayments in connection with certain asset sales, subject to certain exceptions.
Borrowings under the Senior Secured Credit Facilities are expected to bear interest, at Everus’ option, at an annual rate equal to (a) adjusted term SOFR, to be defined in a customary manner (“Term SOFR”) plus an applicable rate or (b) the base rate (determined by reference to the highest of (x) the prime rate, (y) the greater of (i) the federal funds effective rate and (ii) the overnight bank funding rate, in each case, plus ½ of 1.00% and (z) the one month adjusted Term SOFR rate plus 1.00% per annum, subject to customary floors (clauses (x) through (z), the “Base Rate”)) plus an applicable rate.
The applicable rate under the Credit Agreement is expected to range from 2.00% to 2.75% for Term SOFR loans and 1.00% to 1.75% for Base Rate loans, in each case based on Everus’ consolidated total net leverage ratio. Undrawn commitment fees under the Revolving Credit Facility are expected to range from 0.30% to 0.45% based on Everus’ consolidated total net leverage ratio.
The Credit Agreement is expected to provide for potential incremental revolving and term facilities at Everus’ request and at the discretion of the lenders or other persons providing such incremental facilities, and is expected to also permit Everus to incur other secured or unsecured debt, in all cases subject to conditions and limitations on the amount of such incremental facility or other debt as specified in the Credit Agreement.
The Credit Agreement is expected to contain customary affirmative and negative covenants for agreements of this type, including: delivery of financial and other information; compliance with laws, including environmental law; maintenance of property, existence, insurance, books and records; use of proceeds; inspection rights; obligation to provide collateral for newly acquired property and guarantees by certain new subsidiaries; and limitations with respect to indebtedness, liens, acquisitions and other investments, fundamental changes, restrictive agreements, dividends and redemptions or repurchases of stock, prepayments of certain subordinated indebtedness, dispositions of assets and transactions with affiliates, in each case subject to certain exceptions.
The Credit Agreement is also expected to contain financial covenants requiring Everus to maintain a maximum consolidated total net leverage ratio of 3.00:1.00 and a minimum interest coverage ratio of 3.00:1.00, in each case measured as of the last day of each fiscal quarter, with measurement to commence on the last day of the first full fiscal quarter after the effective date of the Credit Agreement. The consolidated total net leverage ratio may be increased at Everus’ option to 3.50:1.00 in connection with certain qualifying material acquisitions.
The Credit Agreement is expected to provide for customary events of default, including material breach of representations and warranties, failure to make required payments, failure to comply with certain agreements or covenants, failure to pay or default under certain other indebtedness in excess of a threshold amount, certain events of bankruptcy and insolvency, inability to pay debts, the incurrence of one or more unstayed or undischarged judgments in excess of a threshold amount, attachments issued against all or any material part of Everus’ and its subsidiaries’ property, certain events under ERISA, a change of control (as defined in the Credit Agreement), the invalidity of any loan document and the failure of the collateral documents to create a valid and perfected lien (subject to certain permitted liens). Upon the occurrence and during the continuance of an event of default, it is expected that the maturity of the loans under the Credit Agreement may accelerate and the agent and lenders under the Credit Agreement may exercise other rights and remedies available at law or under the loan documents, including with respect to the collateral and guarantees of Everus’ obligations under the Credit Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the separation and distribution, all of the outstanding shares of Everus common stock will be owned beneficially and of record by MDU Resources. Following the separation and distribution, Everus expects to have outstanding an aggregate of approximately 51.0 million shares of common stock based upon approximately 203.9 million shares of MDU Resources common stock outstanding on October 2, 2024, excluding treasury shares and assuming no exercise of any shares issued under MDU Resources equity awards, and applying the distribution ratio.
Securities Owned by Certain Beneficial Owners
The following table sets forth information concerning those persons known to Everus that are expected to be the beneficial owner of more than 5% of Everus’ outstanding common stock immediately following the completion of the distribution. The table below is based on information available as of October 2, 2024, and based upon the assumption that, for every four shares of MDU Resources common stock held by such persons, they will receive one share of Everus common stock. In general, “beneficial ownership” includes those shares that a person has the sole or shared power to vote or dispose of, including shares that the person has the right to acquire within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group(1)	5,202,416	10.2%
BlackRock, Inc.(2)	4,747,486	9.3%
__________________
(1)Based on the Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group (“Vanguard”), with respect to MDU Resources common stock. Vanguard reported sole dispositive power over 20,531,409 shares of MDU Resources common stock, shared dispositive power over 278,257 of MDU Resources common stock and shared voting power with respect to 94,035 of MDU Resources common stock. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(2)Based on the Schedule 13G/A filed with the SEC on January 24, 2024 by BlackRock, Inc. and certain subsidiaries (“BlackRock”), with respect to MDU Resources common stock. BlackRock reported sole voting power over 18,360,955 shares of MDU Resources common stock and sole dispositive power over 18,989,946 shares of MDU Resources common stock as the parent holding company or control person of BlackRock Life Limited; Aperio Group, LLC; BlackRock Advisors, LLC; BlackRock (Netherlands) B.V.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; and BlackRock Fund Managers Ltd. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

Stock Ownership of Directors and Executive Officers
The following table sets forth information concerning the expected beneficial ownership of Everus common stock by (i) each director, (ii) each named executive officer and (iii) all Everus directors and executive officers as a group immediately following the completion of the distribution, based on information available as of October 2, 2024, and based on the assumption that, for every four shares of MDU Resources common stock held by such persons, they will receive one share of Everus common stock. Each person has the sole power to vote and dispose of the shares he or she beneficially owns. The address of each person shown in the table below is c/o Everus Construction Group, Inc., 1730 Burnt Boat Drive, Bismarck, North Dakota 58503, Attention: Corporate Secretary.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Dale S. Rosenthal	4,124	*
Michael S. Della Rocca	—	*
Edward A. Ryan	11,181	*
David M. Sparby	10,865	*
Jeffrey S. Thiede	34,642	*
Clark A. Wood	—	*
Betty R. Wynn	—	*
Thomas D. Nosbusch	8,919	*
Maximillian J Marcy	—	*
Paul R. Sanderson	—	*
Jon B. Hunke	4,656	*
Directors and executive officers as a group (11 persons)	74,387	*
__________________
*Less than one percent.

DESCRIPTION OF EVERUS CAPITAL STOCK
Everus Construction Group, Inc.’s certificate of incorporation and bylaws will be amended and restated prior to the completion of the distribution. The following is a summary of the material terms of Everus capital stock that will be contained in the amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the amended and restated certificate of incorporation or of the amended and restated bylaws that will be in effect at the time of the distribution, and are qualified in their entirety by reference to these documents, which you must read for complete information on Everus capital stock as of the time of the distribution. The amended and restated certificate of incorporation and amended and restated bylaws, each in a form expected to be in effect at the time of the distribution, are included as exhibits to Everus’ registration statement on Form 10, of which this information statement forms a part. Everus will include its amended and restated certificate of incorporation and amended and restated bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC.
General
Everus’ authorized capital stock will consist of 300 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. Everus’ board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, Everus expects that approximately 51.0 million shares of Everus common stock will be issued and outstanding, based on approximately 203.9 million shares of MDU Resources common stock issued and outstanding on October 2, 2024, and that no shares of preferred stock will be issued and outstanding.
Common Stock
Each holder of shares of Everus common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of shares of Everus common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by Everus’ board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Everus, holders of Everus’ common stock would be entitled to a ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.
Holders of Everus common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of Everus common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of Everus common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Everus may designate and issue in the future.
Preferred Stock
Under the terms of Everus’ amended and restated certificate of incorporation, Everus’ board of directors will be authorized, subject to limitations prescribed by the DGCL and by its amended and restated certificate of incorporation, to issue preferred stock in one or more series without further action by the holders of its common stock. Everus’ board of directors will have the discretion, subject to the limitations prescribed by the DGCL and by its amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any additional series of preferred stock upon the rights of common stockholders until Everus’ board of directors determines the specific rights of the holders of that series. However, the effects might include, among other things (i) restricting dividends on Everus common stock, (ii) diluting the voting power of Everus common stock, (iii) impairing the liquidation rights of Everus common stock or (iv) delaying or preventing a change in control of Everus without further action by the stockholders. Everus expects that there will be no shares of its preferred stock issued and outstanding immediately following the distribution.

Authorized but Unissued Shares
Everus’ authorized but unissued shares of common stock and preferred stock will be available for future issuance without approval of its stockholders. Everus may issue additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Everus by means of a proxy contest, tender offer, merger or otherwise.
Anti-Takeover Effects of Governance Provisions
Certain provisions of the DGCL and Everus’ amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Everus by means of a tender offer, a proxy contest, merger or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and takeover bids that the Everus board of directors may consider inadequate and to encourage persons seeking to acquire control of Everus to first negotiate with Everus’ board of directors. Everus believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute. Everus will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Everus’ board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Everus stockholders. A corporation may “opt out” of Section 203 in its certificate of incorporation. Everus will not “opt out” of, and will be subject to, Section 203. However, following the separation and subject to certain restrictions, Everus may elect to “opt out” of Section 203 by an amendment to its certificate of incorporation or bylaws.
Size of Board and Vacancies. Everus’ amended and restated certificate of incorporation and bylaws will provide that the number of directors on its board of directors will be fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Everus’ board of directors will be appointed for a term expiring at the next annual meeting of stockholders, and until his or her successor has been elected and qualified.
Director Removal. Everus’ amended and restated certificate of incorporation and/or bylaws will provide that Everus stockholders may remove a director with or without cause by the affirmative vote of at least a majority of Everus’ voting stock.
No Stockholder Ability to Call Special Meetings of Stockholders. Everus’ amended and restated certificate of incorporation and/or bylaws will provide that a special meeting of Everus’ stockholders may only be called by the chair of the board of directors, the lead independent director of the board of directors (if one has been appointed) or the board of directors pursuant to a resolution adopted by a majority of the entire board of directors. Stockholders may not call special meetings of stockholders.
Stockholder Action by Written Consent. Everus’ amended and restated certificate of incorporation will expressly exclude the right of its stockholders to act by written consent. Stockholder action may only take place at an annual or a special meeting of Everus stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Everus’ amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.
Amendments to Bylaws. Everus’ amended and restated certificate of incorporation and bylaws will provide that Everus’ board of directors will have the authority to amend and repeal the Everus amended and restated bylaws without a stockholder vote.
No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors, unless the company’s certificate of incorporation provides otherwise. Everus’ amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock. Everus’ amended and restated certificate of incorporation will authorize Everus’ board of directors to designate and issue by the Everus stockholders up to 10 million shares of preferred stock from time to time in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could potentially be used to discourage attempts by third parties to obtain control of Everus through a merger, tender offer, proxy contest or otherwise make such attempts more difficult or more costly. Additionally, Everus’ board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting, with exceptions, the monetary liability of directors and certain officers to the corporation or its stockholders for breach of directors’ fiduciary duties. Everus’ amended and restated certificate of incorporation will include provisions that eliminate the liability of directors and certain senior officers to Everus or its stockholders for monetary damages for a breach of fiduciary duties as directors to the fullest extent permitted by the DGCL. Under Delaware law, such a provision may not eliminate or limit a director’s or officer’s monetary liability for: (i) breaches of the director’s or officer’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; (iii) the payment of unlawful dividends or stock repurchases or redemptions; or (iv) transactions in which the director or officer received an improper personal benefit.
Everus’ amended and restated certificate of incorporation and amended and restated bylaws will also provide that it must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Everus’ amended and restated certificate of incorporation will expressly authorize it to carry directors’ and officers’ insurance to protect Everus and its directors, officers and certain employees against some liabilities. Prior to the completion of the distribution, Everus also intends to enter into indemnification agreements with each of its directors and executive officers that may, in some cases, be broader than the specific indemnification and advancement of expenses provisions contained under Delaware law.
The exculpation and indemnification provisions may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Everus’ directors, even though such an action, if successful, might otherwise benefit Everus and its stockholders. However, these provisions will not limit or eliminate Everus’ rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a duty of care. The provisions will not alter the liability of directors or officers under the federal securities laws. There is currently no pending material litigation or proceeding against any of Everus’ directors, officers or employees for which indemnification is sought.

Exclusive Forum
Everus’ amended and restated certificate of incorporation and bylaws will provide that, unless the board of directors otherwise consents, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Everus, any action asserting a claim of breach of a fiduciary duty owed by any of Everus’ directors or officers to Everus or its stockholders, creditors or other constituents, any action asserting a claim against Everus or any of its directors or officers arising pursuant to any provision of the DGCL or Everus’ amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Everus or any of its directors or officers governed by the internal affairs doctrine. If and only if the Court of Chancery of the State of Delaware dismisses any such action or proceeding for lack of subject matter jurisdiction, such action may be brought in another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).
These exclusive forum provisions will apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions will not apply to actions asserting only federal law claims under the Securities Act or the Exchange Act, regardless of whether the state courts in the State of Delaware have jurisdiction over those claims. Although Everus believes the exclusive forum provision benefits it by providing increased consistency in the application of law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Everus’ directors and officers.
Listing
Everus has applied to list its shares of common stock on the NYSE under the symbol “ECG.”
Sale of Unregistered Securities
On February 28, 2024, Everus issued 1,000 shares of Everus common stock to MDU Resources pursuant to Section 4(2) of the Securities Act. Everus did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.
Transfer Agent and Registrar
After the distribution, the transfer agent and registrar for shares of Everus common stock will be Equiniti.

WHERE YOU CAN FIND MORE INFORMATION
Everus has filed a registration statement on Form 10 with the SEC with respect to the shares of Everus common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Everus and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.
As a result of the distribution, Everus will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. Everus intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with GAAP and Report of Independent Registered Public Accounting Firm and reported on, with an opinion expressed, by an independent registered public accounting firm.
You should rely only on the information contained in this information statement or to which this information statement has referred you. Everus has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Everus Construction, Inc. and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Everus Construction, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, statements of equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As described in Note 2, the Company is a subsidiary of MDU Resources Group, Inc. As further described in Notes 2 and 16 therein, the Company has significant transactions with related parties. Additionally, the accompanying financial statements have been derived from the consolidated financial statements and accounting records of MDU Resources Group, Inc. The financial statements also include expense allocations for certain functions provided by MDU Resources Group, Inc. The accompanying consolidated financial statements may not necessarily be indicative of the conditions that would have existed or results of its operations if the Company had been operated as an unaffiliated company of MDU Resources Group, Inc. Our opinion is not modified with respect to this matter.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from Contracts with Customers—Construction Contract Revenue—Refer to Notes 3 and 4 to the financial statements
Critical Audit Matter Description
The Company recognizes construction contract revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer, which occurs as the Company incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues, contract costs, and contract profits. The accounting for these contracts involves judgment, particularly as it relates to the process of determining the contract revenues and estimating total costs and profit for the performance obligation. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration, including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing are made during the contract performance period. The Company estimates variable consideration at the most likely amount it expects to be entitled to or expects to incur and includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. For the year ended December 31, 2023, the Company recognized $2.8 billion of construction contract revenue.
Given the judgments necessary to account for the Company’s construction contracts including the use of estimates to determine the transaction price, total costs and profit for the performance obligations which are used to recognize revenue for construction contracts, auditing such estimates required extensive audit effort due to the volume and complexity of construction contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s estimates of total costs and profit for the performance obligations used to recognize revenue for construction contracts included the following, among others:
•We tested the design and operating effectiveness of management’s controls over construction contract revenue, including those over management’s estimation of total costs and profit for the performance obligations.
•We developed an expectation of the amount of construction contract revenues for certain performance obligations based on prior year markups, and taking into account current year events, applied to the construction contract costs in the current year and compared our expectation to the amount of construction contract revenues recorded by management.
•We selected a sample of construction contracts and performed the following:
◦Evaluated whether the contracts were properly included in management’s calculation of construction contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.
◦Observed the work sites and inspecting the progress to completion for certain construction contracts.
◦Compared the transaction prices, including estimated variable consideration, to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.
◦Evaluated management’s identification of distinct performance obligations by evaluating whether the underlying goods and services were highly interdependent and interrelated.

◦Tested the accuracy and completeness of the costs incurred to date for the performance obligation.
◦Compared the total estimated contract revenue, including estimated variable consideration, to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.
◦We evaluated the reasonableness of the estimated variable consideration in the contract revenue by:
–Evaluating the information supporting management’s judgement as to the cause and contractual rights on the project.
–Testing the accuracy of the identification of the underlying costs associated with the variable consideration.
◦Evaluated the estimates of total cost and profit for the performance obligation by:
–Comparing total costs incurred to date to the costs management estimated to be incurred to date and selecting specific cost types to compare costs incurred to date to management’s estimated costs at completion.
–Evaluating management’s ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company’s project managers and engineers, and comparing the estimates to management’s work plans, engineering specifications, and supplier contracts.
–Comparing management’s estimates for the selected contracts to costs and profits of similar performance obligations, when applicable.
◦Tested the mathematical accuracy of management’s calculation of construction contract revenue for the performance obligation.
•We evaluated management’s ability to estimate total costs and profits accurately by comparing actual costs and profits to management’s historical estimates for performance obligations that have been fulfilled.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
March 22, 2024

We have served as the Company’s auditor since 2022.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Consolidated Statements of Income

Years ended December 31,	2023	2022	2021
	(In thousands, except per share amounts)
Operating revenues	$2,854,390	$2,699,250	$2,051,637
Cost of sales	2,532,472	2,423,204	1,803,699
Gross profit	321,918	276,046	247,938
Selling, general and administrative expenses	131,375	111,402	102,184
Operating income	190,543	164,644	145,754
Interest expense	16,954	6,354	3,540
Other income	3,981	1,379	1,737
Income before income taxes and income from equity method investments	177,570	159,669	143,951
Income taxes	45,286	40,788	35,427
Income from equity method investments	4,946	5,900	878
Net income	$137,230	$124,781	$109,402
Earnings per share – basic and diluted	137,230	124,781	109,402
Weighted average common shares outstanding – basic and diluted	1	1	1
The accompanying notes are an integral part of these consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

As of December 31,	2023	2022
Assets	(In thousands, except share and per share amounts)
Current assets:
Cash and cash equivalents	$1,567	$2,112
Receivables, net	534,100	576,247
Costs and estimated earnings in excess of billings	158,529	153,907
Due from related-party	11,507	5,760
Inventories	42,709	36,844
Prepayments and other current assets	17,651	13,261
Total current assets	766,063	788,131
Noncurrent assets:
Property, plant and equipment	259,849	245,111
Less accumulated depreciation	143,831	135,038
Net property, plant and equipment	116,018	110,073
Goodwill	143,224	143,224
Other intangible assets, net	2,004	4,102
Operating lease right-of-use assets	53,233	53,175
Non-current retention receivable	21,355	19,511
Due from related-party - noncurrent	—	2,804
Investments	8,413	3,406
Other	272	11,160
Total noncurrent assets	344,519	347,455
Total assets	$1,110,582	$1,135,586
Liabilities and Stockholder’s Equity
Current liabilities:
Related-party notes payable - current portion	—	27,000
Billings in excess of costs and estimated earnings	198,231	166,189
Accounts payable	116,573	138,883
Taxes payable	8,557	13,778
Due to related-party	14,615	13,193
Accrued compensation	44,721	43,899
Operating lease liabilities due within one year	21,143	19,958
Accrued payroll-related liabilities	35,342	41,901
Other accrued liabilities	13,001	8,900
Total current liabilities	452,183	473,701
Noncurrent liabilities:
Related-party notes payable	168,531	224,116
Deferred income taxes	6,535	9,640
Operating lease liabilities	32,504	34,149
Other	1,979	11,733
Total liabilities	661,732	753,339
Commitments and contingencies
Common stockholder’s equity:
Common Stock, stated value $1, no par value; 1,000 shares authorized, issued and outstanding	1	1
Other paid-in capital	136,184	136,327
Retained earnings	312,665	245,954
Accumulated other comprehensive loss	—	(35)
Total stockholder’s equity	448,850	382,247
Total liabilities and stockholder’s equity	$1,110,582	$1,135,586
The accompanying notes are an integral part of these consolidated financial statements

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

Years ended December 31,	2023	2022	2021
	(In thousands)
Net income	$137,230	$124,781	$109,402
Other comprehensive income:
Reclassification adjustment for loss on derivative instruments included in net income, net of tax of $1, $70 and $38 in 2023, 2022 and 2021, respectively	35	85	117
Other comprehensive income	35	85	117
Comprehensive income attributable to common stockholders	$137,265	$124,866	$109,519
The accompanying notes are an integral part of these consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Consolidated Statements of Equity

Years ended December 31, 2023, 2022 and 2021
	Common Stock				Accumulated Other Comprehensive Loss
(In thousands, except shares)	Shares	Amount	Other Paid-in Capital	Retained Earnings		Total
Balance as of January 1, 2021	1,000	$1	$135,888	$226,651	$(237)	$362,303
Net income	—	—	—	109,402	—	109,402
Other comprehensive income	—	—	—	—	117	117
Net transfers (to) from Parent	—	—	145	(109,030)	—	(108,885)
Balance as of December 31, 2021	1,000	$1	$136,033	$227,023	$(120)	$362,937
Net income	—	—	—	124,781	—	124,781
Other comprehensive income	—	—	—	—	85	85
Net transfers (to) from Parent	—	—	294	(105,850)	—	(105,556)
Balance as of December 31, 2022	1,000	$1	$136,327	$245,954	$(35)	$382,247
Net income	—	—	—	137,230	—	137,230
Other comprehensive income	—	—	—	—	35	35
Net transfers (to) from Parent	—	—	(143)	(70,519)	—	(70,662)
Balance as of December 31, 2023	1,000	$1	$136,184	$312,665	$—	$448,850
The accompanying notes are an integral part of these consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended December 31,	2023	2022	2021
	(In thousands)
Operating activities:
Net income	$137,230	$124,781	$109,402
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	23,148	21,469	20,270
Deferred income taxes	(3,105)	1,060	4,986
Provision for credit losses	6,202	186	(2,250)
Employee stock-based compensation costs	804	1,068	1,711
Gain on sale of assets	(8,174)	(6,646)	(6,101)
Equity in earnings of unconsolidated affiliates	(4,946)	(402)	(876)
Changes in current assets and liabilities, net of acquisitions:
Receivables	35,945	(189,162)	6,824
Due from related-party	(489)	(296)	635
Costs and estimated earnings in excess of billings	(4,622)	(50,454)	(20,308)
Inventories	(5,865)	(15,798)	(2,147)
Other current assets	(4,390)	(5,486)	(60)
Accounts payable	(21,782)	66,469	(20,531)
Due to related-party	(2,803)	(3,140)	(731)
Billings in excess of costs and estimated earnings	32,042	21,627	22,887
Other current liabilities	(6,933)	15,992	(7,770)
Other noncurrent changes	(924)	(6,763)	(20,492)
Net cash provided by (used in) operating activities	171,338	(25,495)	85,449
Investing activities:
Capital expenditures	(35,590)	(35,844)	(27,284)
Acquisition, net of cash acquired	—	—	(2,500)
Net proceeds from sale or disposition of property	16,214	11,337	14,490
Amounts received from related-party cash management program	—	—	16,300
Investments	(596)	(58)	(82)
Net cash (used in) provided by investing activities	(19,972)	(24,565)	924
Financing activities:
Issuance of related-party notes payable	—	27,000	—
Repayment of related-party notes payable	(45,000)	—	—
Repayment of related-party short-term notes payable	(27,000)	—	—
Repayment of long-term debt	—	—	(7)
Amounts (paid to) received from related-party cash management program	(10,584)	131,077	21,039
Transfers to Parent	(69,327)	(106,573)	(108,791)
Net cash (used in) provided by financing activities	(151,911)	51,504	(87,759)
(Decrease) increase in cash and cash equivalents	(545)	1,444	(1,386)
Cash and cash equivalents - beginning of year	2,112	668	2,054
Cash and cash equivalents - end of year	$1,567	$2,112	$668
The accompanying notes are an integral part of these consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Note 1 – Background and Nature of Operations
Everus Construction, Inc. (formerly known as MDU Construction Services Group, Inc.) (the “Company” or “Everus Construction”) is incorporated under the laws of the State of Delaware and has operated historically as a wholly owned subsidiary of CEHI, LLC. (the “Parent Company”, “Parent” or “Centennial”), which is a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources” or “MDU”).
On November 2, 2023, MDU Resources announced its intent to pursue a tax-free spinoff of Everus Construction. On March 12, 2024, in connection with the planned spinoff, MDU Resources changed the name of the Company to Everus Construction, Inc. As part of the separation, MDU Resources will transfer Everus Construction, including its assets and liabilities, to Everus Construction Group, Inc., a newly formed, wholly owned subsidiary of MDU Resources, and execute a tax-free separation of Everus Construction Group, Inc. to stockholders of MDU Resources. The transaction is expected to result in two independent, publicly traded companies: MDU Resources and Everus Construction Group, Inc. Completion of the separation will be subject to, among other things, the effectiveness of a registration statement on Form 10 with the Securities and Exchange Commission, final approval from the board of directors of MDU Resources, receipt of one or more tax opinions, the private letter ruling from the Internal Revenue Service and other customary conditions. MDU Resources may, at any time and for any reason until the proposed transaction is complete, abandon the separation or modify or change its terms. The separation is expected to be complete in late 2024, but there can be no assurance regarding the ultimate timing of the separation or that the separation will ultimately occur.
Prior to the separation, the Company was the construction services segment of MDU Resources. The Company provides specialty contracting services, which are provided to utilities and manufacturing, transportation, commercial, industrial, institutional, renewable and governmental customers. The Company operates throughout most of the United States through two operating segments:
Electrical & Mechanical: Contracting services including construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services.
Transmission & Distribution: Contracting services including construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and distribution of transmission line construction equipment and tools.
The Company had a workforce of approximately 7,000 employees as of December 31, 2023.
Note 2 – Basis of Presentation
Everus Construction has operated historically as a wholly owned subsidiary of Centennial and an indirect, wholly owned subsidiary of MDU Resources and not as a standalone company. The accompanying consolidated financial statements and footnotes were prepared on a “carve-out” basis in connection with the expected separation, and were derived from the consolidated financial statements of MDU Resources as if the Company operated on a standalone basis during the periods presented, in conformity with generally accepted accounting principles in the United States (“GAAP”). The consolidated balance sheets reflect the assets and liabilities of the Parent that are specifically identifiable as being directly attributable to the Company.
All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the consolidated financial statements. The consolidated financial statements also include expense allocations for certain functions provided by MDU and the Parent, including, but not limited to, certain general corporate expenses related to senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit, insurance and other shared services. These general corporate expenses are included in the consolidated statements of income within selling, general and administrative expenses. The amounts allocated were $27.1 million, $21.2 million and $18.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. These expenses have been allocated to the Company on the basis of direct usage where identifiable, with the remainder principally allocated on the basis of percent of total capital invested or other

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. The allocations may not, however, reflect the expenses the Company would have incurred as a standalone company for the periods presented. These costs also may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from a third party.
Following the spinoff from MDU Resources, the Company may perform certain functions using its own resources or purchased services. For an interim period following the spinoff, however, some of these functions will continue to be provided by MDU Resources under a transition services agreement.
Historically, the Company has participated in the Parent’s centralized cash management program, including its overall financing arrangements. The Company has related-party agreements in place with the Parent for the financing of its capital needs, which are reflected as related-party notes payable on the consolidated balance sheets. Interest expense in the consolidated statements of income reflects the allocation of interest on borrowing and funding associated with the related-party agreements. Refer to Note 16 for additional information.
MDU Resources maintains various benefit and stock-based compensation plans at a corporate level. The Company’s employees participate in these programs and the costs associated with its employees are included in the Company’s consolidated financial statements.
Principles of Consolidation
The consolidated financial statements were prepared in accordance with GAAP and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying consolidated financial statements. Related-party transactions between the Company and MDU or the Parent for general operating activities, Everus Construction’s participation in MDU’s centralized cash management program, and intercompany debt have been included in the consolidated financial statements. These related-party transactions have historically been settled in cash and are reflected in the consolidated balance sheets as “Due from related-party”, or “Due from related-party - noncurrent”, or “Due to related-party”, or "Related-party notes payable". The aggregate net effect of general related-party operating activities is reflected in the consolidated statement of cash flows within operating activities. The effects of Everus Construction’s participation in MDU’s centralized cash management program and intercompany debt arrangements are reflected in the consolidated statement of cash flows within investing and financing activities. Refer to Note 16 for additional information on related-party transactions.
Note 3 – Summary of Significant Accounting Policies
New Accounting Standards
Changes to GAAP are typically established by the Financial Accounting Standards Board (“FASB”) in the form of Accounting Standards Updates (“ASUs”) to the FASB’s Accounting Standards Codification (“ASC”). The Company considers the applicability and impact of all ASUs. The following table provides a brief description of the accounting pronouncements applicable to the Company and the potential impact on its financial statements and/or disclosures:

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

Standard	Description	Effective Date	Impact on Financial Statements/Disclosures
Recently adopted accounting standards updates
ASU 2022-06 – Reference Rate Reform (Topic 848): Deferral of Sunset Date
In December 2022, the FASB included a sunset provision within ASC 848 based on expectations of when LIBOR would cease to be published. At the time ASU 2020-04 was issued, the UK Financial Conduct Authority had established its intent to cease overnight tenors of LIBOR after December 31, 2021. In March 2021, the UK Financial Conduct Authority announced that the intended cessation date of the overnight tenors of LIBOR would be June 30, 2023, which is beyond the current sunset date of ASC 848. The amendments in this Update defer the sunset date of ASC 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848.
Effective upon issuance (December 21, 2022) through December 31, 2024
MDU Resources has updated its credit agreements to include language regarding the successor or alternate rate to LIBOR. The Company determined the adoption of the guidance did not have a material impact on its consolidated financial statements.

ASU 2021-10 - Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance
In November 2021, the FASB issued guidance on modifying the disclosure requirements to increase the transparency of government assistance, including disclosure of the types of assistance, an entity’s accounting for the assistance and the effect of the assistance on an entity’s financial statements.
		January 1, 2022	The Company determined the adoption of the guidance did not have a material impact on its consolidated financial statements.
ASU 2020-04 – Reference Rate Reform (Topic 848)	In March 2020, the FASB issued optional guidance to ease the facilitation of the effects of reference rate reform on financial reporting. The guidance applies to certain contract modifications, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Beginning January 1, 2022, LIBOR or other discontinued reference rates cannot be applied to new contracts. New contracts will incorporate a new reference rate, which includes SOFR. LIBOR or other discontinued reference rates cannot be applied to contract modifications or hedging relationships entered into or evaluated after December 31, 2022. Existing contracts referencing LIBOR or other reference rates expected to be discontinued must have identified a replacement rate by June 30, 2023.	Effective as of March 12, 2020, through December 31, 2022	For more information, see ASU 2022-06 – Reference Rate Reform: Deferral of Sunset Date in recently adopted accounting standards.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

Recently issued accounting standards not yet adopted
ASU 2023-02 – Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	In March 2023, the FASB issued guidance which permits reporting entities to elect to account for equity investments, regardless of the tax credit program for which the income tax credits are received, using the proportional amortization method if certain conditions are met.	Effective for fiscal years beginning after December 15, 2023	The Company is continuing to assess the timing of adoption and the potential impacts of ASU 2023-02, but does not expect it to have a material impact on its consolidated financial statements.
ASU 2023-01 – Leases (Topic 842): Common Control Arrangements
In March 2023, the FASB issued guidance that improves current GAAP by clarifying the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice.
		Effective for fiscal years beginning after December 15, 2023	The Company is continuing to assess the timing of adoption and the potential impacts of ASU 2023-01, but does not expect it to have a material impact on its consolidated financial statements.
ASU 2022-03 – Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
In June 2022, the FASB issued guidance that clarifies ASC 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and introduces new disclosure requirements for equity securities subject to sale restrictions that are measured at fair value in accordance with ASC 820.
		Effective for fiscal years beginning after December 15, 2023	The Company is continuing to assess the timing of adoption and the potential impacts of ASU 2022-03, but does not expect it to have a material impact on its consolidated financial statements.
ASU 2023-05 - Business Combinations - Joint Venture Formations - Recognition and Initial Measurement
In August 2023, the FASB issued guidance on accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statement in order to provide decision useful information to investors and other allocators of capital (collectively investors) in a joint venture’s financial statements and reduce diversity in practice. The new basis of accounting will require that a joint venture, upon formation, will recognize and initially measure its assets and liabilities at fair value (with the exceptions to fair value measurement that are consistent with the business combinations guidance). A joint venture that was formed before January 1, 2025, may elect to apply the guidance retrospectively if it has sufficient information.
		Effective prospectively for all joint venture formations with a formation date on or after January 1, 2025.	The Company is currently evaluating the impact the guidance will have on its interim and annual disclosures for the year ended December 31, 2025.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

ASU 2023-07 - Segment Reporting - Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued guidance on improving financial reporting by requiring disclosure on incremental segment information, primarily through enhanced disclosures about significant segment expenses on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses.
	Effective for fiscal year December 31, 2024, and interim periods beginning January 1, 2025, with prior periods disclosed in the period of adoption.	The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2024, and future interim periods.
ASU 2023-09 - Income Taxes - Improvements to Income Tax Disclosures an Amendment, December 2023
The FASB issued guidance to address investors’ requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income tax paid information and effectiveness of income tax disclosures.
	December 31, 2025	The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2025.
Revenue Recognition
Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.
The Company generates revenue from specialty contracting services which also includes the sale of construction equipment and other supplies. The Company provides specialty contracting services to a customer when a contract has been signed by both the customer and a representative of the Company obligating a service to be provided in exchange for the consideration identified in the contract. The nature of the services the Company provides generally includes multiple promised goods and services in a single project to create a distinct bundle of goods and services, which the Company has determined are single performance obligations. The transaction price includes the fixed consideration required pursuant to the original contract price together with any additional consideration, to which the Company expects to be entitled to, associated with executed change orders plus the estimate of variable consideration to which the Company expects to be entitled, subject to the following constraint. The nature of the Company’s contracts gives rise to several types of variable consideration. Examples of variable consideration include: liquidated damages; performance bonuses or incentives and penalties; claims; unpriced change orders; and index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. The Company estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration the Company expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on the assessment of anticipated performance and all information (historical, current, and forecasted) that is reasonably available to management. The Company only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management’s estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, the Company considers if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. The Company updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis. Contract revenue is recognized over time using the input method based on the measurement of progress on a project. This is the preferred method of measuring revenue because the costs

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
incurred have been determined to represent the best indication of the overall progress toward the transfer of such goods or services promised to a customer. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. The Company also sells construction equipment and other supplies to third parties and internal customers. The contract for these sales is the use of a sales order or invoice, which includes the pricing and payment terms. All such contracts include a single performance obligation for the delivery of a single distinct product or a distinct separately identifiable bundle of products and services. Revenue is recognized at a point in time when the performance obligation has been satisfied with the delivery of the products or services. The warranties associated with the sales are those consistent with a standard warranty that the product meets certain specifications for quality or those required by law. For most contracts, amounts billed to customers are due within 30 days of receipt. There are no material obligations for returns, refunds or other similar obligations.
The Company recognizes all other revenues when services are rendered or goods are delivered.
Legal Costs
The Company expenses external legal fees as they are incurred.
Income Taxes
The Company’s operations have been historically included in the consolidated federal income tax returns and combined and separate state income tax returns filed by MDU Resources. Pursuant to the tax sharing agreement that exists between MDU and its subsidiaries, federal income taxes paid by MDU, as parent of the consolidated group, are allocated to the individual subsidiaries based on separate company computations of tax. MDU makes a similar allocation for state income taxes paid in connection with combined state filings.
The Company recognizes deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company’s assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date.
The Company records uncertain tax positions in accordance with accounting guidance on accounting for income taxes on the basis of a two-step process in which (i) the Company determines whether it is more likely than not that the tax position will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax positions that do not meet the more-likely-than-not criteria are reflected as a tax liability. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income.
Joint Ventures
The Company accounts for unconsolidated joint ventures using either the equity method or proportionate consolidation. The Company currently holds interests between 25 percent and 50 percent in joint ventures formed primarily for the purpose of pooling resources on construction contracts.
Proportionate consolidation is used for joint ventures that include unincorporated legal entities and the activities of the joint ventures that are construction related. For those joint ventures accounted for under proportionate consolidation, only the Company’s pro rata share of assets, liabilities, revenues and expenses are included in the Company’s consolidated financial statements.
For those joint ventures accounted for using proportionate consolidation, the Company recorded in its consolidated statements of income Operating revenues of $7.8 million, $14.8 million and $14.7 million for the years ended December 31, 2023, 2022 and 2021, respectively, and $2.1 million, $3.0 million and $4.7 million of Operating income for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
and 2022, the Company had interest in assets from these joint ventures of $1.8 million and $2.4 million, respectively.
For those joint ventures accounted for under the equity method, the Company’s investment balances for the joint ventures are included in investments in the consolidated balance sheets. The Company’s investments in equity method joint ventures as of December 31, 2023 and 2022, were a net asset of $6.2 million and $1.3 million, respectively. In 2023, 2022 and 2021, the Company recognized income from equity method joint ventures of $5.0 million, $5.9 million and $0.9 million, respectively.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as long-lived assets and goodwill; fair values of acquired assets and liabilities under the acquisition method of accounting; property depreciable lives; tax provisions; revenue recognized using the cost-to-cost measure of progress for contracts; expected credit losses; loss contingencies; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; lease classification; present value of right-of-use assets and lease liabilities; and the valuation of stock-based compensation. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.
Stock-Based Compensation
Eligible employees of the Company have traditionally participated in MDU Resources’ stock-based compensation plans. The Company records compensation expense on awards granted to its employees, as well as an allocation of stock-based compensation expenses associated with MDU Resources’ shared employees.
Compensation awards are accounted for based on the estimated fair values at the grant date and compensation expense is recognized over the vesting period. The Company uses the straight-line amortization method to recognize compensation expense related to restricted stock units, which only has a service condition. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award. The Company applies a forfeiture rate estimate to the compensation expense.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023 and 2022, the cash presented in the consolidated balance sheets represents cash not subject to the centralized cash management program.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Receivables and Allowance for Expected Credit Losses
Receivables consist primarily of trade receivables from the sale of goods and services net of expected credit losses. Accounts receivable as of December 31 are summarized as follows:

	2023	2022
	(In thousands)
Trade receivables:
Completed contracts	$42,467	$29,099
Contracts in progress	409,872	452,909
Retention receivables	84,474	91,474
Other	5,254	4,926
Receivables, gross	542,067	578,408
Less expected credit losses	7,967	2,161
Receivables, net	$534,100	$576,247
The Company’s trade receivables are all due in 12 months or less. The total balance of receivables past due 90 days or more was $42.0 million and $31.5 million as of December 31, 2023 and 2022, respectively. The Company’s long-term retention receivables were $21.4 million and $19.5 million as of December 31, 2023 and 2022, respectively.
The following table presents the opening and closing balances of receivables, net, as of December 31:

	2023	2022
	(In thousands)
Balance at beginning of period	$576,247	$387,271
Change during period	(42,147)	188,976
Balance at end of period	$534,100	$576,247
The Company’s expected credit losses are determined using historical credit loss experience, changes in asset-specific characteristics, current conditions, and reasonable and supportable future forecasts, among other specific account data. A review of the Company’s expected credit losses is performed at least quarterly. The Company develops and documents its methodology to determine its allowance for expected credit losses. Risk characteristics used by the Company may include customer mix, knowledge of customers and general economic conditions of the various local economies, among others. Specific account balances are written off when management determines the amounts to be uncollectible. The year-to-date change in the credit loss provisions were due to outstanding balances being collected that had been reserved for changes in economic factors related to certain customer accounts.
Details of the Company’s expected credit losses were as follows:

(In thousands)
As of January 1, 2022	$2,533
Current expected credit loss provision	186
Less write-offs charged against the allowance	626
Credit loss recoveries collected	68
As of December 31, 2022	$2,161
Current expected credit loss provision	6,202
Less write-offs charged against the allowance	455
Credit loss recoveries collected	59
As of December 31, 2023	$7,967

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Inventories
Inventories consist primarily of manufactured equipment held for resale and/or rental of $37.2 million and $30.0 million as of December 31, 2023 and 2022, respectively, and materials and supplies of $5.5 million and $6.8 million as of December 31, 2023 and 2022, respectively. These inventories are stated at the lower of average cost or net realizable value. The value of inventory may decrease due to obsolescence, physical deterioration, damage, costs to repair or other causes. Inventory valuation write-downs are determined based on specific facts and circumstances and were not material as a whole as of December 31, 2023 and 2022.
Property, Plant and Equipment
Additions to property, plant and equipment are recorded at cost. Gains or losses resulting from the retirement or disposal of assets are recognized as a component of operating income. The Company capitalizes interest, when applicable, on certain property, plant and equipment. There was no interest capitalized in 2023 or 2022. Property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which the Company completes in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.
The Company has determined that the reporting units for its goodwill impairment test are its operating segments as they constitute a business for which discrete financial information is available and for which management regularly reviews the operating results. For more information on the Company’s reporting units, see Note 13. Goodwill impairment, if any, is measured by comparing the fair value of reporting units to their carrying value. If the fair value exceeds carrying value, the goodwill of the reporting unit is not impaired. If the carrying value exceeds fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value. For the years ended December 31, 2023, 2022 and 2021, there were no impairment losses recorded. The Company performed its annual goodwill impairment test in the fourth quarter of 2023 and determined the fair value of each reporting unit substantially exceeded the carrying value as of October 31, 2023.
Determining the fair value of a reporting unit requires judgment and the use of significant estimates which include assumptions about the Company’s future revenue, profitability and cash flows, amount and timing of estimated capital expenditures, inflation rates, risk-adjusted cost of capital, operational plans, and current and future economic conditions, among others. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. The Company believes that the estimates and assumptions used in its impairment assessments are reasonable and based on available market information.
The Company uses a discounted cash flow methodology for its income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate that reflects the best estimate of the risk-adjusted cost of capital. The risk-adjusted cost of capital was 9.3 percent, 9.2 percent and 8.5 percent in 2023, 2022 and 2021, respectively.
Under the market approach, the Company estimates fair value using various multiples derived from enterprise value to EBITDA for comparative peer companies. These multiples are applied to operating data for each reporting unit to arrive at an indication of fair value. In addition, the Company adds a reasonable control premium when calculating the fair value utilizing the peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants. The Company used control premiums of 20 percent, 20 percent and 15 percent for the years ended December 31, 2023, 2022 and 2021, respectively.
The Company uses significant judgment in estimating its five-year forecast. The assumptions underlying cash flow projections are aligned with the Company’s strategy and assumptions. Future projections are heavily correlated

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
with the current year’s results of operations. Future results of operations may vary due to economic and financial impacts. The long-term growth rates used in the five-year forecast are based on industry data and management’s knowledge of the industry and strategic plans. The long-term growth rate varies by reporting unit and was approximately 3 percent in 2023, 2022 and 2021, respectively.
Impairment of Long-Lived Assets, Excluding Goodwill
The Company reviews the carrying values of its long-lived assets, excluding goodwill, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The Company tests long-lived assets for impairment at a lower level than that of goodwill impairment testing. Long-lived assets or groups of assets are evaluated for impairment at the lowest level of independently identifiable cash flows for an individual operation or group of operations collectively serving a local market. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value.
No impairment losses were recorded in 2023, 2022 or 2021. Unforeseen events and changes in circumstances could require the recognition of impairment losses in the future.
Leases
Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The Company recognizes leases with an original lease term of 12 months or less in income on a straight-line basis over the term of the lease and does not recognize a corresponding right-of-use asset or lease liability. The Company’s lease agreements may contain variable lease payments based on inflation adjustments, property taxes and common area maintenance, all of which are expensed as incurred. The Company determines the lease term based on the non-cancellable and cancellable periods in each contract. The non-cancelable period consists of the term of the contract that is legally enforceable and cannot be canceled by either party without incurring a significant penalty. The cancellable period is determined by various factors that are based on who has the right to cancel a contract. If only the lessor has the right to cancel the contract, the Company will assume the contract will continue. If the lessee is the only party that has the right to cancel the contract, the Company looks to asset, entity and market-based factors. If both the lessor and the lessee have the right to cancel the contract, the Company assumes the contract will not continue.
The discount rate used to calculate the present value of the lease liabilities is based upon the implied rate within each contract. If the rate is unknown or cannot be determined, the Company uses an incremental borrowing rate, which is determined by the length of the contract, asset class and the Company’s borrowing rates, as of the commencement date of the contract.
Investments
The Company’s investments include the cash surrender value of life insurance policies and insurance contracts. The Company measures its investment in the insurance contracts at fair value with any unrealized gains and losses recorded on the consolidated statements of income. The Company’s valuation techniques used to measure fair value are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.
Employee Benefit Plans
Pension and other post-retirement benefit plans sponsored by MDU Resources are accounted for by the Company as multiemployer plans. The related assets and liabilities are not reflected in the consolidated balance sheets. The consolidated statements of income reflect a proportionate allocation of net periodic benefit costs for employees’ participation in plans sponsored by MDU Resources.
Note 4 - Revenue from Contracts with Customers
Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.
As part of the adoption of - Revenue from Contracts with Customers, the Company elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is 12 months or less.
Changes in cost estimates on certain contracts may result in the issuance of change orders, which can be approved or unapproved by the customer, or the assertion of contract claims. The Company recognizes amounts associated with change orders and claims as revenue if it is probable that the contract price will be adjusted and the amount of any such adjustment can be reasonably estimated. Change orders and claims are negotiated in the normal course of business and represent management’ estimates of additional contract revenues that have been earned and are probable of collection.
As of December 31, 2023 and 2022, the Company had change orders that were not approved by the customer of approximately $187.4 million and $204.8 million, respectively, and claim positions of $42.7 million and $26.2 million, which have been excluded from the contract transaction price. The Company continues to evaluate these claims. During the years ended December 31, 2023 and 2022, the Company recorded a loss provision of $1.5 million and $6.8 million, respectively, in billings in excess of costs and estimated earnings on the consolidated balance sheets related to these contracts that is still being completed and remains recorded.
The Company received notification from a customer on a large project with a contract that was billed on a time and materials basis with no stated maximum price, that it is withholding payment of approximately $31.0 million on remaining outstanding billings, including retention. The Company believes it has substantial defenses against these claims based upon the terms of the contract and the Company’s belief that it has performed under the terms of the contract. The Company believes collection of the remaining outstanding billings, including retention is probable and, as a result, the Company has recognized the revenue from this project in its results. However, there is uncertainty surrounding this matter, including the potential long-term nature of dispute resolution, the Company filing a lien on the property and the broad range of possible consideration amounts as a result of negotiations and potential litigation to resolve the dispute.
Disaggregation of Revenue
In the following tables, revenue is disaggregated by contract type and customer type for each reportable segment. The Company believes this level of disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. For more information on the Company’s reportable segments, refer to Note 13.
The following tables present revenue disaggregated by contract type:

Year ended December 31, 2023	Electrical & Mechanical	Transmission & Distribution	Total
	(In thousands)
Fixed-price	$1,049,626	$353,836	$1,403,462
Unit-price	81,786	94,794	176,580
Cost reimbursable*	1,003,455	285,947	1,289,402
Total contract revenues	$2,134,867	$734,577	$2,869,444
Eliminations	(9,324)	(5,730)	(15,054)
Total operating revenues	$2,125,543	$728,847	$2,854,390

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

Year ended December 31, 2022	Electrical & Mechanical	Transmission & Distribution	Total
	(In thousands)
Fixed-price	$1,002,117	$308,530	$1,310,647
Unit-price	91,565	116,831	208,396
Cost reimbursable*	904,158	292,032	1,196,190
Total contract revenues	$1,997,840	$717,393	$2,715,233
Eliminations	(9,111)	(6,872)	(15,983)
Total operating revenues	$1,988,729	$710,521	$2,699,250

Year ended December 31, 2021	Electrical & Mechanical	Transmission & Distribution	Total
	(In thousands)
Fixed-price	$845,907	$299,689	$1,145,596
Unit-price	54,183	128,100	182,283
Cost reimbursable*	434,393	305,827	740,220
Total contract revenues	$1,334,483	$733,616	$2,068,099
Eliminations	(9,690)	(6,772)	(16,462)
Total operating revenues	$1,324,793	$726,844	$2,051,637
___________________
*Includes time and material, time and equipment, and cost reimbursable plus fee contracts.
The following table presents revenue disaggregated by customer type:

	Year ended December 31,
	2023	2022	2021
	(In thousands)
Commercial	$1,204,016	$1,082,456	$553,153
Industrial	473,339	405,730	457,506
Institutional	262,344	215,509	123,116
Renewables	55,402	151,100	12,317
Service & other	139,766	143,045	188,391
Total Electrical & Mechanical	2,134,867	1,997,840	1,334,483
Utility	677,434	645,077	630,500
Transportation	57,143	72,316	103,116
Total Transmission & Distribution	734,577	717,393	733,616
Intersegment eliminations	(15,054)	(15,983)	(16,462)
Total operating revenues	2,854,390	2,699,250	2,051,637

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Uncompleted Contracts
Costs, estimated earnings and billings on uncompleted contracts as of December 31 are summarized as follows:

	2023	2022
	(In thousands)
Costs incurred on uncompleted contracts	$6,390,641	$5,371,612
Estimated earnings	840,994	690,882
Costs and estimated earnings on uncompleted contracts	7,231,635	6,062,494
Less: billings to date	7,271,337	6,074,776
Net contract liabilities	$(39,702)	$(12,282)
The timing of revenue recognition may differ from the timing of invoicing to customers. The timing of invoicing to customers does not necessarily correlate with the timing of revenues being recognized under the cost-to-cost method of accounting. Contracts from contracting services usually stipulate the timing of payment, which is defined by the terms found within the various contracts under which work was performed during the period. Contracts from contracting services are billed as work progresses in accordance with agreed upon contractual terms. Generally, billing to the customer occurs contemporaneous to revenue recognition. A variance in timing of the billings may result in a contract asset or a contract liability. A contract asset, located within costs and estimated earnings in excess of billings on the consolidated balance sheets, occurs when revenues are recognized under the cost-to-cost measure of progress, which exceeds amounts billed on uncompleted contracts. Such amounts will be billed as standard contract terms allow, usually based on various measures of performance or achievement. Contract assets are not considered a significant financing component as they are intended to protect the customer in the event the Company does not perform on its obligations under the contract. A contract liability, located within costs and estimated earnings in excess of billings on the consolidated balance sheets, occurs when there are billings in excess of revenues recognized under the cost-to-cost measure of progress on uncompleted contracts. Contract liabilities decrease as revenue is recognized from the satisfaction of the related performance obligation. Contract liabilities are not considered to have a significant financing component as they are used to meet working capital requirements that generally are higher in the early stages of a contract and are intended to protect the Company from the other party failing to meet its obligations under the contract.
Contract assets and liabilities consisted of the following as of December 31:

	2023	2022
	(In thousands)
Unbilled revenue	158,529	153,907
Contract assets	158,529	153,907

Deferred revenue	196,686	159,398
Accrued loss provision	1,545	6,791
Contract liabilities	198,231	166,189
The following table presents the opening and closing balances of contract assets and contract liabilities:

	2023			2022
	Contract Assets	Contract Liabilities	Net Contract Liabilities	Contract Assets	Contract Liabilities	Net Contract Liabilities
	(In thousands)
Balance at beginning of period	$153,907	$(166,189)	$(12,282)	$103,453	$(144,562)	$(41,109)
Change during period	4,622	(32,042)	(27,420)	50,454	(21,627)	28,827
Balance at end of period	$158,529	$(198,231)	$(39,702)	$153,907	$(166,189)	$(12,282)

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Contract assets and liabilities fluctuate period to period based on various factors, including, among others, changes in the number and size of projects in progress at period end; variability in billing and payment terms, such as up-front or advance billings, interim or milestone billings, or deferred billings; and unapproved change orders and contract claims recognized as revenues. The primary driver of the difference between the Company’s opening and closing contract asset and contract liability balances is the timing of the Company’s billings in relation to its performance of work.
The Company recognized $166.1 million, $141.4 million and $119.8 million in operating revenues in the consolidated statements of income for the years ended December 31, 2023, 2022 and 2021, respectively, which previously was included in contract liabilities as of December 31, 2022, 2021 and 2020, respectively. The Company recognized a net increase in revenues of approximately $45.7 million, $46.9 million and $40.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, from performance obligations satisfied in prior periods.
As of December 31, 2023 and 2022, receivables, net, included $105.8 million and $111.0 million, respectively, of retainage billed under terms of the Company’s contracts. These retainages represent amounts that have been contractually invoiced to customers and where payments have been partially withheld pending the achievement of certain milestones, satisfaction of other contractual conditions, or completion of the project. The Company estimates that approximately 90 percent of the retainage outstanding as of December 31, 2023, will be collected during 2024.
Remaining Performance Obligations
The remaining performance obligations, also referred to as backlog, include unrecognized revenues that the Company reasonably expects to be realized. These unrecognized revenues can include projects that have a written award, a letter of intent, a notice to proceed, an agreed upon work order to perform work on mutually accepted terms, and conditions and change orders or claims to the extent management believes additional contract revenues will be earned and are deemed probable of collection. The majority of the Company’s contracts for contracting services have an original duration of less than one year.
As of December 31, 2023, the aggregate amount of the transaction price allocated to the Company’s remaining performance obligations was $2.01 billion. The table below shows additional information regarding the Company’s remaining performance obligations, including an estimate of when the Company expects to recognize its remaining performance obligations as revenue:

	Within One Year	Greater than One Year
	(In thousands)
Remaining performance obligations
Electrical & Mechanical	$1,244.8	$440.8
Transmission & Distribution	283.1	42.2
Total	1,527.9	483.0

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Note 5 – Property, Plant and Equipment
Property, plant and equipment as of December 31 was as follows:

	2023	2022	Estimated Useful Life in Years
	(In thousands)
Land	$8,662	$8,234	—
Buildings and improvements	52,667	50,776	24 to 30
Machinery and equipment	78,019	72,697	3 to 15
Vehicles	113,783	106,762	3 to 7
Other	6,718	6,642	3 to 5
Gross property, plant and equipment	259,849	245,111
Less accumulated depreciation	143,831	135,038
Net property, plant and equipment	$116,018	$110,073
For the years ended December 31, 2023, 2022 and 2021, total depreciation expense was $21.1 million, $19.2 million and $17.7 million, respectively.
Depreciation expense is recognized in cost of sales and selling, general and administrative expenses on the consolidated statements of income.
The components of certain equipment leased to third parties under operating leases, which are included within the Company’s property, plant and equipment in the consolidated balance sheets, were as follows as of December 31, 2023.

(In thousands)	2023	2022
Machinery and equipment	$56,186	$52,467
Less accumulated depreciation	29,134	27,970
Property, plant and equipment, net	$27,052	$24,497
Note 6 – Goodwill and Other Intangible Assets
The carrying amount of goodwill at the Company, which remained unchanged, was $143.2 million, respectively, as of December 31, 2023, 2022 and 2021. We have determined that our reporting units are Electrical & Mechanical, Transmission & Distribution, and Wagner Smith Equipment (WSE). For the reporting units, goodwill has remained unchanged at $115.9 million for Electrical & Mechanical and $27.3 million for Transmission & Distribution as of December 31, 2023, 2022 and 2021. No impairments of goodwill have been recorded in these periods.
Other amortizable intangible assets as of December 31 were as follows:

	2023	2022
	(In thousands)
Noncompete agreements	292	552
Less accumulated amortization	292	544
Net Noncompete Agreements	—	8
Customer relationships	10,450	10,450
Less accumulated amortization	8,446	6,356
Net Customer Relationships	2,004	4,094
Total	$2,004	$4,102

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Amortization expense for finite-lived intangible assets for the years ended December 31, 2023, 2022 and 2021, was $2.1 million, $2.2 million and $2.5 million, respectively. Amortization expense is recognized in selling, general and administrative expenses in the consolidated statements of income. The amounts of estimated amortization expense for identifiable intangible assets beyond December 31, 2023, are:

	2024	2025	2026	2027	2028	Thereafter
	(In thousands)
Amortization expense	$1,887.7	$116.5	$—	$—	$—	$—
Note 7 – Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC 820 establishes a three-tier hierarchy for grouping assets and liabilities, based on the significance and availability of inputs in active markets. The estimated fair values of the Company’s assets and liabilities measured on a recurring basis are determined using the market approach.
In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs use data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are “unobservable data points” for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.
The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in the consolidated statements of income. The Company anticipates using these investments, which consist of insurance contracts, to satisfy its obligations as a participant in MDU’s unfunded, nonqualified defined benefit plans for the Company’s executive officers and certain key management employees, and invests in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $5.0 million and $4.6 million as of December 31, 2023 and 2022, respectively, are included in investments on the consolidated balance sheets. The net unrealized gain on these investments for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, was immaterial. The change in fair value, which is considered part of the cost of the plan, is classified in Other income on the consolidated statements of income.
The Company’s Level 2 money market funds are included as a part of investments on the consolidated balance sheets and are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets or using other known sources, including pricing from outside sources. The estimated fair value of the Company’s Level 2 insurance contracts is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.
Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.
The estimated fair values of the Company’s cash and cash equivalents, receivables, accounts payable and other accrued liabilities approximate their carrying value due to the short-term maturities of these instruments.
The carrying value of the Company’s long-term debt, classified as related-party notes payable, approximates fair value based on a comparison with current prevailing market rates for borrowings of similar risks and maturities.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
The Company’s assets measured at fair value on a recurring basis were as follows:

	Fair Value Measurements as of December 31, 2023, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
	(In thousands)
Assets:
Money market funds	$—	$1,725	$—	$1,725
Insurance contracts*	—	5,005	—	5,005
Total assets measured at fair value	$—	$6,730	$—	$6,730
__________________
*The insurance contracts invest approximately 60 percent in fixed-income investments, 15 percent in common stock of large-cap companies, 8 percent in target date investments, 7 percent in common stock of mid-cap companies, 5 percent in common stock of small-cap companies, 3 percent in cash equivalents, 1 percent in high yield investments and 1 percent in international investments.

	Fair Value Measurements as of December 31, 2022, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
	(In thousands)
Assets:
Money market funds	$—	$1,100	$—	$1,100
Insurance contracts*	—	4,648	—	4,648
Total assets measured at fair value	$—	$5,748	$—	$5,748
__________________
*The insurance contracts invest approximately 63 percent in fixed-income investments, 15 percent in common stock of large-cap companies, 8 percent in common stock of mid-cap companies, 6 percent in common stock of small-cap companies, 6 percent in target date investments and 2 percent in cash equivalents.
Note 8 – Leases
Most of the leases the Company enters into are for equipment, buildings and vehicles as part of its ongoing operations. The Company also leases certain equipment to third parties. The Company determines if an arrangement contains a lease at inception of a contract and accounts for all leases in accordance with ASC 842 - Leases.
The recognition of leases requires the Company to make estimates and assumptions that affect the lease classification and the assets and liabilities recorded. The accuracy of lease assets and liabilities reported on the consolidated balance sheets depends on, among other things, management’s estimates of interest rates used to discount the lease assets and liabilities to their present value, as well as the lease terms based on the unique facts and circumstances of each lease.
Lessee Accounting
The leases the Company has entered into as part of its ongoing operations are considered operating leases. The corresponding lease costs are included in cost of sales and selling, general and administrative expenses on the consolidated statements of income.
Generally, the leases for vehicles and equipment have a term of five years or less and buildings have a longer term of up to 35 years or more. The Company also has guaranteed the residual value under certain of its equipment operating leases, agreeing to pay any difference between the residual value and the fair market value of the underlying asset at the date of lease termination. Historically, the fair value of the assets at the time of lease

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
termination generally has approximated or exceeded the residual value guarantees. To date, the Company does not have any residual value guarantee amounts probable of being owed to a lessor, financing leases or material agreements with related parties.
The Company has entered into operating leases for land, buildings, equipment and office space with certain members of management and officers of the Company in connection with acquisitions of subsidiaries that were previously owned and operated by such management. Refer to Note 16 for additional information.
The following tables provides information on the Company’s operating leases for the years ended December 31:

	2023	2022	2021
	(In thousands)
Lease costs:
Operating lease cost	$26,386	$24,518	$22,094
Variable lease cost	99,964	1,228	935
Short-term lease cost	1,215	103,075	78,341
Total lease costs	$127,565	$128,821	$101,370
The following is a summary of the lease terms and discount rates as of December 31:

	2023	2022
	(Dollars in thousands)
Weighted average remaining lease term	1.34 years	1.37 years
Weighted average discount rate	4.94%	3.72%
The following is a summary of other information and supplemental cash flow information related to operating leases for the years ended December 31:

	2023	2022	2021
	(In thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used for operating lease liabilities	$26,810	$24,071	$18,962
Right-of-use assets obtained in exchange for new operating lease liabilities	$43,917	$37,834	$44,072
The reconciliation of future undiscounted cash flows to operating lease liabilities presented on the consolidated balance sheets as of December 31, 2023, was as follows:

Year Ending December 31,	(In thousands)
2024	$23,220
2025	15,074
2026	8,808
2027	4,820
2028	2,439
Thereafter	4,473
Total	58,834
Less discount	5,187
Total operating lease liabilities	$53,647

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Lessor Accounting
The Company leases certain equipment to third parties. These leases are considered short-term operating leases with terms of less than 12 months. The Company recognizes revenue from operating leases in operating revenues in the consolidated statements of income on a straight-line basis over the respective operating lease terms. As of December 31, 2023, the Company had $9.3 million of lease receivables with a majority due within 12 months or less.
The Company recognized revenue from operating leases of $45.3 million, $47.4 million and $49.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.
The Company leases components of certain equipment to third parties under operating leases, which are included within the Company’s property, plant and equipment. Refer to Note 5 for additional information.
Note 9 – Stock-Based Compensation
Until the spinoff is complete, key employees of the Company will continue to participate in the stock-based compensation plans authorized and managed by MDU Resources. In connection with MDU Resources’ separation of Knife River Corporation (“Knife River”) on May 31, 2023, the provisions of the existing MDU Resources’ compensation plans required adjustments to the number and terms of outstanding employee time-vested restricted stock units and performance share awards to preserve the intrinsic value of the awards immediately prior to the separation. The outstanding awards will continue to vest over the original vesting period, which is generally three years from the grant date. However, the outstanding performance share awards will no longer be subject to performance-based vesting conditions. The performance share awards were first adjusted for performance. The combined performance factors were determined based on the performance of MDU Resources as of December 31, 2022.
Total stock-based compensation expense (after tax) for participants of the Company was $0.6 million, $1.2 million, and $1.8 million in 2023, 2022, and 2021, respectively, and is included in selling, general and administrative expenses in the consolidated statements of income. The Company uses the straight-line amortization method to recognize compensation expense related to restricted stock units, which only has a service condition. The Company recognized compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service periods. As of December 31, 2023, total remaining unrecognized compensation expense related to stock-based compensation for the Company was approximately $1.3 million (before income taxes), which will be amortized over a weighted average period of 1.6 years.
At the time of the Company’s separation from MDU Resources, all outstanding stock-based compensation of MDU Resources was converted into restricted stock units. Following the separation, no performance share awards existed.
Restricted Stock Units
In February 2023, 2022, and 2021, key employees of the Company were granted restricted stock units under MDU Resources’ long-term performance-based incentive plan. The compensation committee has the authority to select recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. The restricted stock units vest over three years, contingent on continued employment. Compensation expense is recognized over the vesting period. Upon vesting, participants receive dividends that accumulate during the vesting period.
As previously discussed, adjustments were made to the number of restricted stock units to preserve the intrinsic value of the awards in connection with the separation of Knife River and outstanding performance share awards were converted to restricted stock units.
Historical Performance Share Awards
In February 2022 and 2021, key employees of the Company were granted performance share awards under MDU Resources’ long-term performance-based incentive plan authorized by MDU Resources’ compensation

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
committee. The compensation committee has the authority to select recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. Share awards were generally earned over a three-year vesting period and tied to specific financial metrics. Upon vesting, participants may receive dividends that accumulate during the vesting period. Share awards were generally earned over a three-year vesting period and tied to financial metrics. However, as previously discussed, the outstanding performance share awards of Everus Construction employees were converted to restricted stock units of MDU Resources in connection with the separation. As a result, there were no outstanding performance shares as of December 31, 2023.
Under the market condition for these performance share awards, participants could earn from zero to 200 percent of the apportioned target grant of shares based on MDU Resources’ total stockholder return relative to that of the selected peer group. Compensation expense was based on the grant-date fair value as determined by a Monte Carlo simulation. The blended volatility term structure ranges were comprised of 50% historical volatility and 50% implied volatility. Risk-free interest rates were based on US Treasury security rates in effect as of the grant date. Assumptions used for grants applicable to the market condition for certain performance shares issued in 2022 and 2021 were:

	2022	2021
Weighted average grant date fair value	$36.25	$37.96
Blended volatility range	24.07% - 31.41%	35.37% - 46.35%
Risk-free interest rate range	0.71% - 1.68%	0.02% - 0.20%
Weighted average discounted dividends per share	$2.93	$3.16
Under the performance conditions for these performance share awards, participants could earn from zero to 200 percent of the apportioned target grant of shares. The performance conditions were based on MDU Resources’ compound annual growth rate in earnings from continuing operations. The weighted average grant-date fair value per share for the performance shares applicable to these performance conditions issued in 2022 and 2021 was $27.73 and $27.35, respectively.
The fair value of the performance shares that vested during the years ended December 31, 2022, and 2021, was $1.1 million and $1.7 million, respectively.
A summary of the status of the restricted stock units and performance share awards for the year ended December 31, 2023, was as follows:

	Performance Share Awards		Restricted Stock Units
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	**
Nonvested as of December 31, 2022	56,348	$32.32	18,780	$27.54
Granted pre-separation of Knife River	—		40,992	30.42
Adjustments for performance	(11,507)		—
Nonvested pre-separation of Knife River	44,841		59,772
Adjustments related to the Knife River Separation*	(44,841)		95,333
Vested Shares			(42,584)	18.68
Nonvested as of December 31, 2023	—		112,521	$21.12
__________________
*Includes the conversion adjustments to preserve the intrinsic value of the awards.
**     Weighted average grant-date fair values post-separation of Knife River reflects MDU Resources’ adjusted stock price due to the separation.
Note 10 – Accumulated Other Comprehensive Loss
Comprehensive income is the sum of net income as reported and other comprehensive income. The Company’s accumulated other comprehensive loss is comprised of gains (losses) on derivative instruments qualifying as hedges.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
The after-tax changes in the components of accumulated other comprehensive loss were as follows:

	Net Unrealized Loss on Derivative Instruments Qualifying as Hedges	Total Accumulated Other Comprehensive Loss
	(In thousands)
As of December 31, 2021	$(120)	$(120)
Other comprehensive income before reclassifications	—	—
Amounts reclassified from accumulated other comprehensive loss	85	85
Net current-period other comprehensive income	85	85
As of December 31, 2022	$(35)	$(35)
Other comprehensive income before reclassifications	—	—
Amounts reclassified (to) from accumulated other comprehensive loss	35	35
Net current-period other comprehensive income (loss)	35	35
As of December 31, 2023	$—	$—
The following amounts were reclassified out of accumulated other comprehensive loss into net income. The amounts presented in parentheses indicate a decrease to net income on the consolidated statements of income. The reclassifications for the years ended December 31 were as follows:

	2023	2022	Location on Consolidated Statements of Income
	(In thousands)
Reclassification adjustment for income on derivative instruments included in net income	36	$155	Interest expense
	(1)	$(70)	Income taxes
Total reclassifications	35	$85
Note 11 – Income Taxes
Income tax expense on the consolidated statements of income for the years ended December 31 was as follows:

	2023	2022	2021
	(In thousands)
Current:
Federal	$39,468	$32,198	$23,583
State	8,923	7,530	6,858
	48,391	39,728	30,441
Deferred:
Income taxes:
Federal	(2,629)	1,066	3,984
State and city	(476)	(6)	1,002
	(3,105)	1,060	4,986
Total income tax expense	$45,286	$40,788	$35,427

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Components of deferred tax assets and deferred tax liabilities as of December 31 were as follows:

	2023	2022
	(In thousands)
Deferred tax assets:
Operating lease liabilities	$13,951	$13,791
Compensation-related	10,256	8,458
Legal and environmental contingencies	1,041	3,606
Accrued pension costs	1,046	1,274
Workers’ compensation reserve	1,497	1,351
Bad debt reserve	1,760	573
Capital investment overhead on contracts	458	251
Other	7,937	6,147
Total deferred tax assets	37,946	35,451
Deferred tax liabilities:
Basis differences on property, plant and equipment	17,173	15,828
Operating lease right-of-use-assets	13,825	13,544
Intangible assets	10,372	9,879
Insurance claim receivable	1,041	3,860
Other	1,256	1,196
Total deferred tax liabilities	43,667	44,307
Valuation allowance	814	784
Net deferred income tax liability	$6,535	$9,640
As of December 31, 2023 and 2022, the Company had various state income tax net operating loss carryforwards of $16.5 million and $15.9 million, respectively. The state income tax net operating loss carryforwards are due to expire beginning in 2031. It is likely that a portion of the benefit from certain carryforwards will not be realized; therefore, valuation allowances have been provided. As of December 31, 2023 and 2022, the total valuation allowance on deferred tax assets, related to state net operating loss carryforwards, was approximately $0.8 million and $0.8 million, respectively. The increase in the Company’s valuation allowances as of December 31, 2023, was primarily a result of increased state net operating loss carryforwards. Changes in tax regulations or assumptions regarding current and future taxable income could require an adjustment to the valuation allowances in the future.
Total income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:

Years ended December 31,	2023		2022		2021
	Amount	%	Amount	%	Amount	%
	(In thousands)
Computed tax at federal statutory rate	$38,328	21.0	$34,769	21.0	$30,414	21.0
Increases (reductions) resulting from:
State income taxes, net of federal income tax	7,714	4.2	6,423	3.9	6,506	4.5
Tax compliance and uncertain tax positions	(1,506)	(0.8)	(275)	(0.2)	(994)	(0.7)
Other	750	0.4	(129)	(0.1)	(499)	(0.3)
Total income tax expense	$45,286	24.8	$40,788	24.6	$35,427	24.5

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal tax examinations by tax authorities for years ending prior to 2020. With few exceptions, as of December 31, 2023, the Company is no longer subject to state and local income tax examinations by tax authorities for years ending prior to 2020.
The Company’s unrecognized tax benefits as of December 31, 2023 and 2022, respectively was $0.7 million and $0.6 million. The Company’s accrued interest and penalties and recognized interest and penalties related to unrecognized tax benefits for each of the years ended December 31, 2023, 2022, and 2021, were immaterial. The liability for unrecognized tax benefits is recorded in taxes payable and accrued interest and penalties is recorded in other accrued liabilities on the consolidated balance sheets.
Note 12 – Supplemental Cash Flow Information
Cash expenditures for interest and income taxes for the years ended December 31 were as follows:

	2023	2022	2021
	(In thousands)
Interest	$16,845	$5,748	$3,534
Income taxes paid	$52,322	$33,201	$40,055
Non-cash investing transactions as of December 31 were as follows:

	2023	2022	2021
	(In thousands)
Purchases of property, plant and equipment included in Accounts payable	$258	$751	$182
Note 13 – Business Segment Data
The Company’s reportable segments are those that are based on the Company’s method of internal reporting and management of the business. The Company provides a full spectrum of construction services across the United States through two operating segments, which represent its two reportable segments:
Electrical & Mechanical: The E&M segment provides services for the construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services.
Transmission & Distribution: The T&D segment provides services for the construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and distribution of transmission line construction equipment and tools.
These segments are reflective of how the Company’s CEO, who is the Company’s Chief Operating Decision Maker (“CODM”), evaluates the performance and allocates resources based on segment operating income.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
The information below follows the same accounting policies as described in Note 3. Information on the Company’s segments for the years ended December 31 was as follows:

	2023		2022		2021
	E&M	T&D	E&M	T&D	E&M	T&D
	(In thousands)
External operating revenues	$2,125,543	$728,847	$1,988,729	$710,521	$1,324,793	$726,844
Intersegment operating revenues	9,324	5,730	9,111	6,872	9,690	6,772
Depreciation and amortization expense	6,200	17,108	5,751	15,816	5,556	14,779
Operating Income	134,382	73,604	104,980	72,316	87,484	71,552
Interest expense	4,957	4,490	2,572	1,406	240	1,174
Income taxes expense	33,143	17,399	26,318	17,628	22,142	16,990
Capital expenditures*	4,853	30,736	6,373	29,471	2,469	24,753

Total assets	$712,691	$376,780	$731,198	$372,612
__________________
*Capital expenditures for 2023, 2022 and 2021 include noncash transactions for Capital expenditure-related Accounts payable.
All intercompany balances and transactions between the businesses comprising the Company have been eliminated in the consolidated financial statements.
A reconciliation of reportable segment operating revenues to consolidated operating revenues is as follows:

	2023	2022	2021
	(In thousands)
E&M operating revenue	$2,134,867	$1,997,840	$1,334,483
T&D operating revenue	734,577	717,393	733,616
Total reportable segment operating revenues	2,869,444	2,715,233	2,068,099
Eliminations	(15,054)	(15,983)	(16,462)
Total consolidated operating revenues	$2,854,390	$2,699,250	$2,051,637
Revenue from a single customer accounted for 16.8% and 14.5% of total operating revenues for the years ended December 31, 2023 and 2022, respectively, which were included in the E&M segment. No customer accounted for more than 10% of total operating revenues for the year ended December 31, 2021.
Trade receivables from a single customer accounted for 14.1% and 20.0% of total receivables for the years ended December 31, 2023 and 2022, respectively.
A reconciliation of reportable segment assets to consolidated assets is as follows:

	2023	2022
	(In thousands)
E&M segment assets	$712,691	$731,198
T&D segment assets	376,780	372,612
Total reportable segment assets	1,089,471	1,103,810
Other assets	43,628	51,385
Elimination of intercompany receivables	(22,517)	(19,609)
Total consolidated assets	$1,110,582	$1,135,586

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
A reconciliation of reportable segment operating income to consolidated income before income taxes and income from equity method investments is as follows:

	2023	2022	2021
	(In thousands)
E&M operating income	$134,382	$104,980	$87,484
T&D operating income	73,604	72,316	71,552
Total operating income for reportable segments	207,986	177,296	159,036
Other operating loss	(17,443)	(12,652)	(13,282)
Interest expense	16,954	6,354	3,540
Other income	3,981	1,379	1,737
Total consolidated income before income taxes and income from equity method investments	$177,570	$159,669	$143,951
Note 14 – Employee Benefit Plans
Nonqualified Benefit Plans
In 2012, MDU Resources established a nonqualified defined contribution plan for certain key management employees, including certain employees of the Company. In 2020, the plan was frozen to new participants and no new Company contributions were made to the plan after December 31, 2020. Vesting for participants not fully vested was retained. A new nonqualified defined contribution plan was adopted in 2020 by MDU Resources, effective January 1, 2021, to replace the plan originally established in 2012 with similar provisions. Expenses incurred by the Company under these plans for the years ended December 31, 2023, 2022 and 2021 were $1.6 million, $1.1 million, and $0.9 million, respectively.
Defined Contribution Plans
MDU Resources sponsors a defined contribution plan in which the Company participates. The costs incurred by the Company under this plan for eligible employees were $4.5 million, $4.5 million and $4.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Multiemployer Plans
The Company also contributes to a number of multiemployer pension plans under the terms of collective bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:
•Assets contributed to the multiemployer plans by one employer may be used to provide benefits to employees of other participating employers.
•If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
•If the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.
Amounts contributed to defined contribution multiemployer plans were $73.3 million, $67.6 million, and $54.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.
The Company also contributes to a number of multiemployer other postretirement plans under the terms of collective bargaining agreements that cover its union-represented employees. These plans provide benefits such as health insurance, disability insurance and life insurance to retired union employees. Many of the multiemployer other postretirement plans are combined with active multiemployer health and welfare plans. The Company’s total contributions to its multiemployer other postretirement plans, which includes contributions to active multiemployer

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
health and welfare plans, were $86.6 million, $79.1 million, and $64.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Approximately 81 percent of the Company’s total workforce is covered by collective bargaining agreements. Collective bargaining agreements representing approximately 47 percent of the Company’s workforce will expire within one year.
The Company’s participation in these plans is outlined in the following table. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2023, 2022 and 2021 is for the plan’s year-end as of December 31, 2022, 2021 and 2020, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone generally are less than 65 percent funded, plans in the yellow zone are between 65 percent and 80 percent funded, and plans in the green zone are at least 80 percent funded.

Pension Fund	EIN/ Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	Contributions			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
		2023	2022		2023	2022	2021
Edison Pension Plan	936061681-001	Green	Green	No	$16,957	$18,750	$18,331	No	12/31/2026
IBEW Local 212 Pension Trust	316127280-001	Green as of 4/30/2022	Green as of 4/30/2021	No	1,350	1,622	1,733	No	6/1/2025
IBEW Local 357 Pension Plan A	886023284-001	Green	Green	No	18,936	12,876	6,485	No	5/31/2024
IBEW Local 82 Pension Plan	316127268-001	Green as of 6/30/2023	Green as of 6/30/2022	No	2,149	1,854	1,353	No	12/6/2026
IBEW Local 648 Pension Plan	316134845-001	Red as of 2/28/2024	Yellow as of 2/28/2021	Implemented	738	915	706	No	9/1/2024
IBEW Local 683 Pension Fund Pension Plan	341442087-001	Green	Green	No	3,986	3,362	1,238	No	5/26/2024
National Electrical Benefit Fund	530181657-001	Green	Green	No	19,040	18,060	14,361	No	12/31/2023- 12/27/2027
Pension and Retirement Plan of Plumbers and Pipefitters Local 525	886003864-001	Green as of 6/30/2022	Green as of 6/30/2022	No	8,020	6,304	4,345	No	9/30/2024
Sheet Metal Workers Pension Plan of Southern CA, AZ, and NV	956052257-001	Green	Green	Implemented	3,631	3,400	2,615	No	6/30/2024
Southern California IBEW-NECA Pension Trust Fund	956392774-001	Red as of 6/30/2024	Yellow as of 6/30/2021	Implemented	1,739	2,379	2,746	No	6/30/2022- 5/31/2026
Other Funds					18,812	17,144	14,478
Total Contributions					$95,358	$86,666	$68,391
__________________
*Plan includes contributions required by collective bargaining agreements that have expired but contain provisions automatically renewing their terms in the absence of a subsequent negotiated agreement.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
The Company was listed in the plans’ Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years:

Pension Fund	Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31 of the Plan’s Year-End)
Edison Pension Plan	2022 and 2021
IBEW Local 82 Pension Plan	2022 and 2021
IBEW Local 124 Pension Trust Fund	2022 and 2021
IBEW Local 212 Pension Trust Fund	2022 and 2021
IBEW Local 357 Pension Plan A	2021
IBEW Local 648 Pension Plan	2022 and 2021
IBEW Local 683 Pension Fund Pension Plan	2022 and 2021
Pension and Retirement Plan of Plumbers and Pipefitters Local 525	2022 and 2021
Note 15 – Commitments and Contingencies
The Company is party to claims and lawsuits arising out of its business and that of its consolidated subsidiaries, which may include, but are not limited to, matters involving property damage, personal injury, and environmental, contractual, statutory and regulatory obligations. The Company accrues a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss.
Litigation
As of December 31, 2023 and 2022, the Company accrued for litigation-related contingencies liabilities that have not been discounted of $0.1 million and $10.0 million, respectively, in other noncurrent liabilities on the consolidated balance sheets. As of December 31, 2023 and 2022, the Company also recorded corresponding insurance claim receivables of $0.1 million and $11.0 million, respectively, related to the accrued liabilities in other noncurrent assets on the consolidated balance sheets. During the year ended December 31, 2023, it was determined that the outcome of one of the outstanding litigation cases would be covered by the Company’s insurance carrier, and any amounts due related to the litigation would be paid directly by the Company’s insurance carrier. As such, the change in the contingency liability and corresponding insurance claim receivable during the year ended December 31, 2023 were reduced to reflect the fact that the Company would not be responsible for amounts resulting from the litigation. The Company will continue to monitor each matter and adjust accruals as necessary based on new information and further developments. Management believes that the outcomes with respect to probable and reasonably possible losses in excess of the amounts accrued, net of insurance recoveries, while uncertain, either cannot be estimated or will not have a material effect upon the Company’s financial position, results of operations or cash flows. Unless otherwise required by GAAP, legal costs are expensed as they are incurred and are included in selling, general and administrative expenses on the consolidated statements of income.
Guarantees
In the normal course of business, the Company has surety bonds related to construction contracts of its subsidiaries. These bonds relate to certain public and private sector contracts to secure contractual performance,

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
including completion of agreed upon contract terms, timing and price, payments to subcontractors and suppliers, and protection for customers from fraudulent practices. In the event a subsidiary of the Company does not fulfill a bonded obligation, the Company would be responsible to the surety bond company for completion of the bonded contract or obligation. A large portion of the surety bonds are expected to expire within the next 12 months; however, the Company likely will continue to enter into surety bonds for its subsidiaries in the future. As of December 31, 2023 and 2022, the maximum potential amount of payments the Company would be required to make under the outstanding surety bonds was approximately $299.9 million and $607.3 million, respectively, which were not reflected on the consolidated balance sheets.
The Company has outstanding guarantees to third parties that guarantee the performance of certain subsidiaries of the Company. These guarantees are related to contracts for contracting services. As of December 31, 2023, the fixed maximum amounts guaranteed under these agreements aggregated $341.4 million. The scheduled expiration of the maximum amounts guaranteed aggregate $80.9 million in 2024, $255.0 million in 2025, $4.1 million in 2026, $1.0 million in 2027, $0.3 million in 2028 and $0 thereafter. There were no amounts outstanding under the previously mentioned guarantees as of December 31, 2023 or 2022. In the event of default under these guarantee obligations, the Company would be required to make payments under its guarantee.
The Company has outstanding letters of credit to third parties. As of December 31, 2023, the fixed maximum amounts guaranteed under these letters of credit aggregated $0.2 million, all of which expire in 2024. There were no amounts outstanding under the previously mentioned letters of credit as of December 31, 2023 or 2022. In the event of default under these letter-of-credit obligations, the Company would be obligated for reimbursement of payments made under the letters of credit.
In addition, the Company has issued guarantees to third parties related to the routine purchase of maintenance items, materials and lease obligations for which no fixed maximum amounts have been specified. These guarantees have no scheduled maturity date. In the event a subsidiary of the Company defaults under these obligations, the Company would be required to make payments under these guarantees. Any amounts outstanding by the Company were reflected on the consolidated balance sheets in the right-of-use assets and liabilities and were immaterial as of December 31, 2023 and 2022.
Note 16 – Related-Party Transactions
Allocation of Corporate Expenses
Centennial and MDU Resources provide expense allocations for corporate services provided to the Company, including costs related to senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit, risk management and other shared services. For the years ended December 31, 2023, 2022 and 2021, the Company was allocated $27.1 million, $21.2 million and $18.9 million, respectively, for these corporate services. These expenses have been allocated to the Company on the basis of direct usage where identifiable, with the remainder allocated on the basis of percent of total capital invested, the percent of total average commercial paper borrowings at Centennial or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. Some of the utilization factors considered include the following: number of employees paid and stated as cost per check; number of employees served; weighted factor of travel, managed units, national account spending, equipment and fleet acquisitions; purchase order dollars spent and purchase order line count; number of payments, vouchers or unclaimed property reports; labor hours; time tracked; and projected workload.
Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone company. Actual costs as a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company employees, and strategic decisions made in areas such as selling and marketing, information technology and infrastructure. Refer to Note 2 for additional information.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Cash Management and Financing
Prior to the second quarter of 2023, Centennial had a commercial paper program in which the Company participated. Centennial repaid all of its outstanding debt in the second quarter of 2023, which was funded by repayments of intercompany debt by Knife River and MDU Resources’ cash and entering into various new debt agreements. MDU Resources now supports Centennial’s and its subsidiaries’ borrowing needs. Through the use of these facilities, MDU Resources is able to more effectively direct and manage the daily cash requirements and financing needs for each wholly owned subsidiary of Centennial through the consolidation of all cash activity at the MDU Resources level. As cash is received and disbursed by MDU Resources and historically, Centennial, it is accounted for by the Company through related-party receivables and payables. The Company has related-party agreements in place with Centennial for the financing of its capital needs and Centennial has a related-party agreement in place with MDU Resources. MDU Resources has committed to continue funding the Company through Centennial through its revolving credit facility to allow the Company to meet its obligations as they become due for at least one year and a day following the date that the consolidated financial statements are issued. Interest expense in the consolidated statements of income reflects the allocation of interest on borrowings from or lending to the cash management and financing program as well as the funding related to these agreements. The related-party interest expense associated with the Company’s participation in the cash management and financing program was $17.0 million, $6.4 million and $3.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company’s cash that was not included in the commercial paper program is classified as cash and cash equivalents on the consolidated balance sheets. Refer to Note 2 for additional information.
Related-Party Notes Payable
Prior to the second quarter of 2023, Centennial entered into long-term borrowing arrangements for the benefit of certain subsidiaries of the Company and repaid all of its outstanding debt in the second quarter of 2023. MDU Resources entered into various new debt agreements to support Centennial and its subsidiaries. The Company has access to borrowings by participation in the intercompany arrangement described above. MDU Resources’ debt instruments contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt instruments, MDU Resources must be in compliance with the applicable covenants and certain other conditions, all of which MDU Resources, as applicable, was in compliance with at December 31, 2023. In the event MDU Resources does not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued. The borrowings under the commercial paper program with the Parent did not have stated maturities. MDU Resources and Parent have committed to not calling intercompany receivables for repayment within twelve months of the date of the applicable balance sheet, thus these related-party notes payable amounts have been classified as noncurrent liabilities in the balance sheet. Intercompany long-term borrowing arrangements as of December 31 were as follows:

	Weighted Average Interest Rate as of December 31, 2023	2023	2022
		(In thousands)
Centennial senior notes on dates ranging from June 27, 2025 to April 4, 2029	—%	$—	$45,000
Borrowing arrangements with MDU Resources in 2023 and Centennial commercial paper program in 2022	5.94%	168,531	179,116
Total long-term debt		168,531	224,116
Less: current maturities		—	—
Net long-term debt		$168,531	$224,116
In addition to the long-term obligations shown above, the Company also had $27.0 million of short-term related party borrowings as of December 31, 2022. These short-term related party borrowings were repaid in full during the year ended December 31, 2023.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
The amounts of scheduled long-term debt maturities for the five years and thereafter following December 31, 2023, aggregate as follows:

	2024	2025	2026	2027	2028	Thereafter
	(In thousands)
Long-term debt maturities	$—	$—	$—	$—	$168,531	$—
Other Related-Party Transactions
The Company provides contracting services and equipment sales and short-term rentals to MDU Resources and affiliated companies. The amount charged for these services was $0.5 million, $5.5 million and $2.6 million in the years ended December 31, 2023, 2022 and 2021, respectively, and is included in operating revenues on the consolidated statements of income. Related-party transactions that are expected to be settled in cash have been included as related-party receivables or payables in the consolidated balance sheets as due from related-party or due to related-party, respectively. Related-party transactions that are not expected to be settled in cash have been included within other paid-in capital in the consolidated balance sheets. Refer to Note 1 for additional information on the Company’s service operations.
MDU has several stock-based compensation plans in which the Company participates. Refer to Note 9 for additional information on the Company’s stock-based compensation.
The Company has entered into operating leases for land, buildings, equipment and office space with certain members of management and officers of the Company in connection with acquisitions of subsidiaries that were previously owned and operated by such management. Operating lease information for related-party leases as of December 31, 2023 and 2022, was as follows:

	2023	2022
	(In thousands)
Operating lease right-of-use assets	$136	$224
Operating lease right-of-use liabilities due within one year	90	88
Operating lease liabilities	46	136
Total rent expense related to such leases is included in selling, general and administrative expenses on the consolidated statements of income for the years ended December 31, 2023, 2022 and 2021, and was $0.7 million, $0.6 million and $0.6 million, respectively. Refer to Note 8 for additional information.
Note 17 – Subsequent Events
The Company has evaluated transactions for consideration as recognized subsequent events in these consolidated financial statements through March 22, 2024, the date of issuance of these consolidated financial statements and determined that no additional events requiring disclosure occurred.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statements of Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(In thousands, except per share amounts)
Operating revenues	$703,373	$746,933	$1,329,062	$1,501,265
Cost of sales	614,796	657,677	1,165,768	1,344,035
Gross profit	88,577	89,256	163,294	157,230
Selling, general and administrative expenses	37,268	34,946	73,101	67,703
Operating income	51,309	54,310	90,193	89,527
Interest expense	3,246	5,149	5,972	8,886
Other income	1,694	837	2,612	1,497
Income before income taxes and income from equity method investments	49,757	49,998	86,833	82,138
Income taxes	13,634	13,138	23,611	21,399
Income from equity method investments	2,849	1,789	3,964	3,984
Net income	$38,972	$38,649	$67,186	$64,723

Earnings per share - basic and diluted	$38,972	$38,649	$67,186	$64,723
Weighted average common shares outstanding - basic and diluted	1	1	1	1
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(In thousands)
Net income	$38,972	$38,649	$67,186	$64,723
Other comprehensive income:
Reclassification adjustment for loss on derivative instruments included in net income, net of tax of $0 and $0 for the three and six months ended June 30, 2024, respectively, and $(30) and $1 for the three and six months ended June 30, 2023, respectively	—	46	—	35
Other comprehensive income	—	46	—	35
Comprehensive income attributable to common stockholders	$38,972	$38,695	$67,186	$64,758
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2024	December 31, 2023
	(In thousands, except share and per share amounts)
Assets
Current assets:
Cash and cash equivalents	$322	$1,567
Receivables, net	618,367	534,100
Costs and estimated earnings in excess of billings	162,486	158,529
Due from related-party	13,427	11,507
Inventories	48,574	42,709
Prepayments and other current assets	17,642	17,651
Total current assets	860,818	766,063
Noncurrent assets:
Property, plant and equipment	269,785	259,849
Less: accumulated depreciation	151,498	143,831
Net property, plant and equipment	118,287	116,018
Goodwill	143,224	143,224
Other intangible assets, net	960	2,004
Operating lease right-of-use assets	61,694	53,233
Noncurrent retention receivable	28,484	21,355
Investments	13,420	8,413
Other	550	272
Total noncurrent assets	366,619	344,519
Total assets	$1,227,437	$1,110,582
Liabilities and Stockholder’s Equity
Current liabilities:
Billings in excess of costs and estimated earnings	$189,692	$198,231
Accounts payable	146,060	116,573
Taxes payable	10,828	8,557
Due to related-party	17,428	14,615
Accrued compensation	45,309	44,721
Operating lease liabilities due within one year	22,693	21,143
Accrued payroll-related liabilities	37,121	35,342
Other accrued liabilities	16,003	13,001
Total current liabilities	485,134	452,183
Noncurrent liabilities:
Related-party notes payable	200,456	168,531
Deferred income taxes	4,935	6,535
Operating lease liabilities	39,480	32,504
Other	7,441	1,979
Total noncurrent liabilities	252,312	209,549
Total liabilities	$737,446	$661,732

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

	June 30, 2024	December 31, 2023
	(In thousands, except share and per share amounts)
Commitments and contingencies
Common stockholder’s equity:
Common Stock, stated value $1, no par value; 1,000 shares authorized, issued and outstanding	$1	$1
Other paid-in capital	137,653	136,184
Retained earnings	352,337	312,665
Total stockholder’s equity	489,991	448,850
Total liabilities and stockholder’s equity	$1,227,437	$1,110,582
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Equity
(Unaudited)

	Common Stock
(In thousands, except shares)	Shares	Amount	Other Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2023	1,000	$1	$136,184	$312,665	$448,850
Net income	—	—	—	28,214	28,214
Net transfers (to) from Parent	—	—	1,006	(13,764)	(12,758)
Balance as of March 31, 2024	1,000	1	137,190	327,115	464,306
Net income	—	—	—	38,972	38,972
Net transfers (to) from Parent	—	—	463	(13,750)	(13,287)
Balance as of June 30, 2024	1,000	$1	$137,653	$352,337	$489,991

	Common Stock				Accumulated Other Comprehensive Loss
(In thousands, except shares)	Shares	Amount	Other Paid-in Capital	Retained Earnings		Total
Balance as of December 31, 2022	1,000	$1	$136,327	$245,954	$(35)	$382,247
Net income	—	—	—	26,074	—	26,074
Other comprehensive income	—	—	—	—	(11)	(11)
Net transfers (to) from Parent	—	—	(1,207)	(12,508)	—	(13,715)
Balance as of March 31, 2023	1,000	1	135,120	259,520	(46)	394,595
Net income	—	—	—	38,649	—	38,649
Other comprehensive income	—	—	—	—	46	46
Net transfers (to) from Parent	—	—	398	(13,001)	—	(12,603)
Balance as of June 30, 2023	1,000	$1	$135,518	$285,168	$—	$420,687
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended June 30,
	2024	2023
	(in thousands)
Operating activities:
Net income	$67,186	$64,723
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	11,130	10,252
Amortization	1,044	1,053
Deferred income taxes	(1,600)	(579)
Provision for credit losses	(134)	2,651
Employee stock-based compensation costs	689	222
Unrealized gain on investments	(315)	—
Gain on sale of assets	(2,458)	(4,581)
Equity in earnings of unconsolidated affiliates	(955)	(3,984)
Changes in current assets and liabilities, net of acquisitions:
Receivables	(84,133)	(46,726)
Due from related-party	(1,920)	1,135
Costs and estimated earnings in excess of billings	(3,957)	(24,664)
Inventories	(5,865)	(3,284)
Other current assets	2,830	(5,136)
Accounts payable	29,552	(11,985)
Due to related-party	1,568	1,291
Billings in excess of costs and estimated earnings	(8,539)	(2,914)
Other current liabilities	4,752	(3,259)
Other noncurrent changes	(5,124)	7,283
Net cash provided by (used in) operating activities	3,751	(18,502)
Investing activities:
Capital expenditures	(16,517)	(20,291)
Net proceeds from sale or disposition of property	5,412	9,019
Investments	(391)	(535)
Net cash used in investing activities	(11,496)	(11,807)
Financing activities:
Repayment of related-party notes payable	—	(45,000)
Repayment of related-party short-term notes payable	—	(27,000)
Net amounts received from related-party cash management program	31,925	125,261
Transfers to Parent	(25,425)	(24,452)
Net cash provided by financing activities	6,500	28,809
Decrease in cash and cash equivalents	(1,245)	(1,500)
Cash and cash equivalents - beginning of period	1,567	2,112
Cash and cash equivalents - end of period	$322	$612
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 1 – Background and Nature of Operations
Everus Construction Inc. (formerly known as MDU Construction Services Group, Inc.) (the “Company” or “Everus Construction”) is incorporated under the laws of the State of Delaware and has operated historically as a wholly owned subsidiary of CEHI, LLC. (the “Parent Company”, “Parent” or “Centennial”), which is a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources” or “MDU”).
On November 2, 2023, MDU Resources announced its intent to pursue a tax-free spinoff of Everus Construction. On March 12, 2024, in connection with the planned separation, MDU Resources changed the name of the Company to Everus Construction, Inc. As part of the separation, MDU Resources will transfer Everus Construction, including its assets and liabilities, to Everus Construction Group, Inc., a newly formed, wholly owned subsidiary of MDU Resources, and execute a tax-free separation of Everus Construction Group, Inc. to stockholders of MDU Resources. The transaction is expected to result in two independent, publicly traded companies: MDU Resources and Everus Construction Group, Inc. Completion of the separation will be subject to, among other things, the effectiveness of a registration statement on Form 10 with the Securities and Exchange Commission, final approval from the board of directors of MDU Resources, receipt of one or more tax opinions, the private letter ruling from the Internal Revenue Service and other customary conditions. MDU Resources has applied for a private letter ruling from the IRS. MDU Resources may, at any time and for any reason until the proposed transaction is complete, abandon the separation or modify or change its terms. The separation is expected to be complete in late 2024, but there can be no assurance regarding the ultimate timing of the separation or that the separation will ultimately occur.
Prior to the separation, the Company was the construction services segment of MDU Resources. The Company provides specialty contracting services to a diverse set of end markets across the United States, which are provided to utilities and manufacturing, transportation, commercial, industrial, institutional, renewable and governmental customers. The Company operates throughout most of the United States through two operating segments, which represent its two reportable segments:
Electrical & Mechanical: Contracting services including construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services to customers in both the public and private sectors.
Transmission & Distribution: Contracting services including construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as design, manufacturing and distribution of overhead and underground transmission line construction equipment and tools.
Note 2 – Basis of Presentation
Everus Construction has operated historically as a wholly owned subsidiary of Centennial and an indirect, wholly owned subsidiary of MDU Resources and not as a standalone company. The accompanying unaudited condensed consolidated financial statements and footnotes were prepared on a “carve-out” basis in connection with the expected separation and were derived from the unaudited condensed consolidated financial statements of MDU Resources as if the Company operated on a standalone basis during the periods presented. The accompanying unaudited condensed consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). Pursuant to GAAP, certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The results reported in these unaudited condensed consolidated financial statements should not be regarded as indicative of results that may be expected for any other period or the entire year. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements appearing in the Company’s registration statement on Form 10. The information includes all adjustments that are, in the opinion of management, necessary for a fair presentation of the unaudited condensed consolidated financial statements and are of a normal recurring nature.
The unaudited condensed consolidated balance sheets reflect the assets and liabilities of the Parent that are specifically identifiable as being directly attributable to the Company.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements also include expense allocations for certain functions provided by MDU and the Parent, including, but not limited to, certain general corporate expenses related to senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit, insurance and other shared services. These general corporate expenses are included in the unaudited condensed consolidated statements of income within selling, general and administrative expenses. The amounts allocated were $7.9 million and $22.7 million for the three and six months ended June 30, 2024, respectively, and $5.3 million and $17.0 million for the three and six months ended June 30, 2023, respectively. These expenses have been allocated to the Company on the basis of direct usage where identifiable, with the remainder principally allocated on the basis of percent of total capital invested or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. The allocations may not, however, reflect the expenses the Company would have incurred as a standalone company for the periods presented. These costs also may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from a third party.
Following the spinoff from MDU Resources, the Company may perform certain functions using its own resources or purchased services. For an interim period following the spinoff, however, some of these functions will continue to be provided by MDU Resources under a transition services agreement.
Historically, the Company has participated in the Parent’s centralized cash management program, including its overall financing arrangements. The Company has related-party agreements in place with the Parent for the financing of its capital needs, which are reflected as related-party notes payable on the unaudited condensed consolidated balance sheet. Interest expense in the unaudited condensed consolidated statements of income reflects the allocation of interest on borrowing and funding associated with the related-party agreements. Refer to Note 14 for additional information.
MDU Resources maintains various benefit and stock-based compensation plans at a corporate level. The Company’s employees participate in these programs and the costs associated with its employees are included in the Company’s unaudited condensed consolidated financial statements.
Principles of Consolidation
The unaudited condensed consolidated financial statements were prepared in accordance with GAAP and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying unaudited condensed consolidated financial statements. Related-party transactions between the Company and MDU or the Parent for general operating activities, Everus Construction's participation in MDU's centralized cash management program, and intercompany debt have been included in the unaudited condensed consolidated financial statements. These related-party transactions have historically been settled in cash and are reflected in the unaudited condensed consolidated balance sheets as “due from related-party”, or “due from related-party - noncurrent”, or “due to related-party”, or "related-party notes payable". The aggregate net effect of general related-party operating activities is reflected in the unaudited condensed consolidated statements of cash flows within operating activities. The effects of Everus Construction’s participation in MDU's centralized cash management program and intercompany debt arrangements are reflected in the unaudited condensed consolidated statements of cash flows within investing and financing activities. Refer to Note 14 for additional information on related-party transactions.
Subsequent Events
The Company has evaluated transactions for consideration as recognized subsequent events in these unaudited condensed consolidated financial statements through August 9, 2024, the date of issuance of these unaudited condensed consolidated financial statements and determined that no additional events requiring disclosure occurred.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Note 3 – Summary of Significant Accounting Policies
New Accounting Standards
Changes to GAAP are typically established by the Financial Accounting Standards Board (“FASB”) in the form of Accounting Standards Updates (“ASUs”) to the FASB’s Accounting Standards Codification (“ASC”). The Company considers the applicability and impact of all ASUs. The following table provides a brief description of the accounting pronouncements applicable to the Company and the potential impact on its financial statements and/or disclosures:

Standard	Description	Effective Date	Impact on Financial Statements/Disclosures
Recently adopted accounting standards updates
ASU 2022-06 – Reference Rate Reform (Topic 848): Deferral of Sunset Date
In December 2022, the FASB included a sunset provision within ASC 848 based on expectations of when the London Inter-Bank Offered Rate (“LIBOR”) would cease to be published. At the time ASU 2020-04 was issued, the UK Financial Conduct Authority had established its intent to cease overnight tenors of LIBOR after December 31, 2021. In March 2021, the UK Financial Conduct Authority announced that the intended cessation date of the overnight tenors of LIBOR would be June 30, 2023, which is beyond the current sunset date of ASC 848. The amendments in this Update defer the sunset date of ASC 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848. Existing contracts referencing LIBOR or other reference rates expected to be discontinued must have identified a replacement rate by June 30, 2023. New contracts will incorporate a new reference rate, which includes the Secured Overnight Financing Rate (“SOFR”).
Effective upon issuance (December 21, 2022) through December 31, 2024
The Company has updated its credit agreements to include language regarding the successor or alternate rate to LIBOR. The Company determined the adoption of the guidance did not have a material impact on its unaudited condensed consolidated financial statements.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

Standard	Description	Effective Date	Impact on Financial Statements/Disclosures
Recently issued accounting standards not yet adopted
ASU 2023-05 - Business Combinations - Joint Venture Formations - Recognition and Initial Measurement	In August 2023, the FASB issued guidance on accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statement in order to provide decision useful information to investors and other allocators of capital (collectively investors) in a joint venture's financial statements and reduce diversity in practice. The new basis of accounting will require that a joint venture, upon formation, will recognize and initially measure its assets and liabilities at fair value (with the exceptions to fair value measurement that are consistent with the business combinations guidance). A joint venture that was formed before January 1, 2025, may elect to apply the guidance retrospectively if it has sufficient information.	Effective prospectively for all joint venture formations with a formation date on or after January 1, 2025.	The Company is currently evaluating the impact the guidance will have on its interim and annual disclosures for the year ended December 31, 2025.
ASU 2023-07 - Segment Reporting - Improvements to Reportable Segment Disclosures	In November 2023, the FASB issued guidance on improving financial reporting by requiring disclosure on incremental segment information, primarily through enhanced disclosures about significant segment expenses on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses.	Effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with prior periods disclosed in the period of adoption.	The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2024, and future interim periods.
ASU 2023-09 - Income Taxes - Improvements to Income Tax Disclosures	The FASB issued guidance to address investors’ requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income tax paid information and effectiveness of income tax disclosures.	Effective for fiscal years beginning after December 15, 2024	The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2025.
Use of Estimates
The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as long-lived assets and goodwill; fair values of acquired assets and liabilities under the acquisition method of accounting; property depreciable lives; tax provisions; revenue recognized using the cost-to-cost measure of progress for contracts; expected credit losses; loss contingencies; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; lease classification; present value of right-of-use assets and lease liabilities; and the valuation of stock-based compensation. As additional information becomes available, or actual

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.
Receivables and Allowance for Expected Credit Losses
Receivables consist primarily of trade receivables from the sale of goods and services net of expected credit losses. Accounts receivable are summarized as follows:

	June 30, 2024	December 31, 2023
	(In thousands)
Trade receivables:
Completed contracts	$33,187	$42,467
Contracts in progress	528,004	409,872
Retention receivables	59,549	84,474
Other	4,884	5,254
Receivables, gross	625,624	542,067
Less expected credit losses	7,257	7,967
Receivables, net	$618,367	$534,100
The Company's trade receivables are all due in 12 months or less. The total balance of receivables past due 90 days or more was $92.3 million and $42.0 million as of June 30, 2024 and December 31, 2023, respectively. The Company’s long-term retention receivables were $28.5 million and $21.4 million as of June 30, 2024 and December 31, 2023, respectively.
Details of the Company's expected credit losses were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(In thousands)
Balance at beginning of period	$7,508	$2,938	$7,967	$2,161
Current expected credit loss provision	277	1,825	(134)	2,651
Less write-offs charged against the allowance	540	103	588	154
Credit loss recoveries collected	12	57	12	59
Balance at end of period	$7,257	$4,717	$7,257	$4,717
Inventories
Inventories consist primarily of manufactured equipment held for resale and/or rental of $41.6 million and $37.2 million as of June 30, 2024 and December 31, 2023, respectively, and materials and supplies of $6.9 million and $5.5 million as of June 30, 2024 and December 31, 2023, respectively. These inventories are stated at the lower of average cost or net realizable value. The value of inventory may decrease due to obsolescence, physical deterioration, damage, costs to repair or other causes. Inventory valuation write-downs are determined based on specific facts and circumstances and were not material as of June 30, 2024 and December 31, 2023.
Note 4 – Revenue from Contracts with Customers
Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
As part of the adoption of Revenue from Contracts with Customers, the Company elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is 12 months or less.
Changes in cost estimates on certain contracts may result in the issuance of change orders, which can be approved or unapproved by the customer, or the assertion of contract claims. The Company recognizes amounts associated with change orders and claims as revenue if it is probable that the contract price will be adjusted and the amount of any such adjustment can be reasonably estimated. Change orders and claims are negotiated in the normal course of business and represent management' estimates of additional contract revenues that have been earned and are probable of collection.
As of June 30, 2024 and December 31, 2023, the Company had change orders that were not approved by the customer of approximately $523.3 million and $187.4 million, respectively, and claim positions of $42.7 million and $42.7 million, respectively, which have been excluded from the contract transaction price. The Company continues to evaluate these claims. As of June 30, 2024 and December 31, 2023, the Company had recorded loss provisions of $1.4 million and $1.5 million, respectively, in billings in excess of costs and estimated earnings on the unaudited condensed consolidated balance sheets related to these contracts that are still being completed and remain recorded.
The Company received notification from a customer on a large project with a contract that was billed on a time and materials basis with no stated maximum price, that it is withholding payment of approximately $31.2 million on remaining outstanding billings, including retention. The Company believes it has substantial defenses against these claims based upon the terms of the contract and the Company's belief that it has performed under the terms of the contract. The Company believes collection of the remaining outstanding billings, including retention is probable and, as a result, the Company has recognized the revenue from this project in its results. However, there is uncertainty surrounding this matter, including the potential long-term nature of dispute resolution, the Company filing a lien on the property and the broad range of possible consideration amounts as a result of negotiations and potential litigation to resolve the dispute.
Disaggregation of Revenue
In the following tables, revenue is disaggregated by contract type and customer type for each reportable segment. The Company believes this level of disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. For more information on the Company’s reportable segments, Refer to Note 11.
The following tables present revenue disaggregated by contract type:

Three months ended June 30, 2024	Electrical & Mechanical	Transmission & Distribution	Total
	(In thousands)
Fixed-price	$354,424	$90,600	$445,024
Unit-price	16,384	42,207	58,591
Cost reimbursable*	133,085	73,962	207,047
Total contract revenues	503,893	206,769	710,662
Eliminations	(1,878)	(5,411)	(7,289)
Total operating revenues	$502,015	$201,358	$703,373
__________________
*Includes time and material, time and equipment, and cost reimbursable plus fee contracts.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

Three months ended June 30, 2023	Electrical & Mechanical	Transmission & Distribution	Total
	(In thousands)
Fixed-price	$257,635	$90,604	$348,239
Unit-price	22,177	20,655	42,832
Cost reimbursable*	290,404	68,897	359,301
Total contract revenues	570,216	180,156	750,372
Eliminations	(1,910)	(1,529)	(3,439)
Total operating revenues	$568,306	$178,627	$746,933
__________________
*Includes time and material, time and equipment, and cost reimbursable plus fee contracts.

Six months ended June 30, 2024	Electrical & Mechanical	Transmission & Distribution	Total
	(In thousands)
Fixed-price	$639,063	$175,646	$814,709
Unit-price	34,223	71,168	105,391
Cost reimbursable*	271,597	148,459	420,056
Total contract revenues	944,883	395,273	1,340,156
Eliminations	(3,473)	(7,621)	(11,094)
Total operating revenues	$941,410	$387,652	$1,329,062
__________________
*Includes time and material, time and equipment, and cost reimbursable plus fee contracts.

Six months ended June 30, 2023	Electrical & Mechanical	Transmission & Distribution	Total
	(In thousands)
Fixed-price	$512,292	$168,850	$681,142
Unit-price	44,087	32,811	76,898
Cost reimbursable*	606,898	143,362	750,260
Total contract revenues	1,163,277	345,023	1,508,300
Eliminations	(4,707)	(2,328)	(7,035)
Total operating revenues	$1,158,570	$342,695	$1,501,265
__________________
*Includes time and material, time and equipment, and cost reimbursable plus fee contracts.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
The following table presents revenue disaggregated by customer type:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(In thousands)
Commercial	$285,729	$335,074	$532,685	$681,205
Industrial	79,835	123,649	159,856	251,318
Institutional	97,815	63,399	181,526	118,902
Renewables	12,710	13,007	17,137	24,703
Service & other	27,804	35,087	53,679	87,149
Total Electrical and Mechanical	503,893	570,216	944,883	1,163,277
Utility	182,158	167,795	353,253	320,170
Transportation	24,611	12,361	42,020	24,853
Total Transmission and Distribution	206,769	180,156	395,273	345,023
Eliminations	(7,289)	(3,439)	(11,094)	(7,035)
Total operating revenues	$703,373	$746,933	$1,329,062	$1,501,265
Uncompleted Contracts
Costs, estimated earnings and billings on uncompleted contracts are summarized as follows:

	June 30, 2024	December 31, 2023
	(In thousands)
Costs incurred on uncompleted contracts	$5,737,555	$6,390,641
Estimated earnings	756,713	840,994
Costs and estimated earnings on uncompleted contracts	6,494,268	7,231,635
Less: billings to date	6,521,474	7,271,337
Net contract liabilities	$(27,206)	$(39,702)
The timing of revenue recognition may differ from the timing of invoicing to customers. The timing of invoicing to customers does not necessarily correlate with the timing of revenues being recognized under the cost-to-cost method of accounting. Contracts from contracting services usually stipulate the timing of payment, which is defined by the terms found within the various contracts under which work was performed during the period. Contracts from contracting services are billed as work progresses in accordance with agreed upon contractual terms. Generally, billing to the customer occurs contemporaneous to revenue recognition. A variance in timing of the billings may result in a contract asset or a contract liability. A contract asset, located within costs and estimated earnings in excess of billings on the unaudited condensed consolidated balance sheets, occurs when revenues are recognized under the cost-to-cost measure of progress, which exceeds amounts billed on uncompleted contracts. Such amounts will be billed as standard contract terms allow, usually based on various measures of performance or achievement. Contract assets are not considered a significant financing component as they are intended to protect the customer in the event the Company does not perform on its obligations under the contract. A contract liability, located within costs and estimated earnings in excess of billings on the unaudited condensed consolidated balance sheets, occurs when there are billings in excess of revenues recognized under the cost-to-cost measure of progress on uncompleted contracts. Contract liabilities decrease as revenue is recognized from the satisfaction of the related performance obligation. Contract liabilities are not considered to have a significant financing component as they are used to meet working capital requirements that generally are higher in the early stages of a contract and are intended to protect the Company from the other party failing to meet its obligations under the contract.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Contract assets and liabilities consisted of the following as of:

	June 30, 2024	December 31, 2023
	(In thousands)
Unbilled revenue	$162,486	$158,529
Contract assets	$162,486	$158,529

Deferred revenue	$188,271	$196,686
Accrued loss provision	1,421	1,545
Contract liabilities	$189,692	$198,231
The following table presents the opening and closing balances of contract assets and contract liabilities as of:

	June 30, 2024			December 31, 2023
	Contract Assets	Contract Liabilities	Net Contract Liabilities	Contract Assets	Contract Liabilities	Net Contract Liabilities
	(In thousands)
Balance at beginning of period	$158,529	$(198,231)	$(39,702)	$153,907	$(166,189)	$(12,282)
Change during period	3,957	8,539	12,496	4,622	(32,042)	(27,420)
Balance at end of period	$162,486	$(189,692)	$(27,206)	$158,529	$(198,231)	$(39,702)
Contract assets and liabilities fluctuate period to period based on various factors, including, among others, changes in the number and size of projects in progress at period end; variability in billing and payment terms, such as up-front or advance billings, interim or milestone billings, or deferred billings; and unapproved change orders and contract claims recognized as revenues. The primary driver of the difference between the Company's opening and closing contract asset and contract liability balances is the timing of the Company's billings in relation to its performance of work.
The Company recognized $24.0 million and $119.6 million in operating revenues in the unaudited condensed consolidated statements of income for the three and six months ended June 30, 2024, respectively, which previously was included in contract liabilities as of December 31, 2023, respectively. The Company recognized $23.3 million and $156.3 million in the unaudited condensed consolidated statements of income for the three and six months ended June 30, 2023, respectively, which previously was included in contract liabilities as of December 31, 2022, respectively.
The Company recognized a net increase in revenues of $35.2 million and $57.6 million for the three and six months ended June 30, 2024, respectively, from performance obligations satisfied in prior periods. The Company recognized a net increase in revenues of $23.1 million and $31.6 million for the three and six months ended June 30, 2023, respectively, from performance obligations satisfied in prior periods.
Retainages under terms of the Company’s contracts was $88.0 million and $105.8 million as of June 30, 2024 and December 31, 2023, respectively. These retainages represent amounts that have been contractually invoiced to customers and where payments have been partially withheld pending the achievement of certain milestones, satisfaction of other contractual conditions, or completion of the project. As of June 30, 2024, the Company estimated that approximately 70 percent of the retainage outstanding will be collected within the next 12 months.
Remaining Performance Obligations
The remaining performance obligations, also referred to as backlog, include unrecognized revenues that the Company reasonably expects to be realized. These unrecognized revenues can include projects that have a written award, a letter of intent, a notice to proceed, an agreed upon work order to perform work on mutually accepted terms, and conditions and change orders or claims to the extent management believes additional contract revenues

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
will be earned and are deemed probable of collection. The majority of the Company's contracts for contracting services have an original duration of less than one year.
As of June 30, 2024, the aggregate amount of the transaction price allocated to the Company's remaining performance obligations was $2.40 billion. The table below shows additional information regarding the Company’s remaining performance obligations, including an estimate of when the Company expects to recognize its remaining performance obligations as revenue:

	Within 12 months	Greater than 12 months
	(In thousands)
Remaining performance obligations:
Electrical and mechanical	$1,670,586	$393,158
Transmission and distribution	305,021	34,603
Total	$1,975,607	$427,761
Note 5 – Goodwill and Other Intangible Assets
The carrying amount of goodwill at the Company, which remained unchanged, was $143.2 million as of both June 30, 2024 and December 31, 2023. We have determined that our reporting units are Electrical & Mechanical, Transmission & Distribution, and Wagner Smith Equipment (WSE). WSE is within the Transmission & Distribution reportable segment. For reportable segments, goodwill has remained unchanged at $115.9 million for Electrical & Mechanical and $27.3 million for Transmission & Distribution as of both June 30, 2024 and December 31, 2023. No impairments of goodwill were recorded for the three and six months ended June 30, 2024 and 2023.
Other amortizable intangible assets were as follows:

	June 30, 2024	December 31, 2023
	(In thousands)
Noncompete agreements	$—	$292
Less accumulated amortization	—	292
Net Noncompete Agreements	—	—
Customer relationships	10,450	10,450
Less accumulated amortization	9,490	8,446
Net Customer Relationships	960	2,004
Total	$960	$2,004
Amortization expense for finite-lived intangible assets for the three and six months ended June 30, 2024 was $0.5 million and $1.0 million, respectively. Amortization expense for finite-lived intangible assets for the three and six months ended June 30, 2023 was $0.5 million and $1.1 million, respectively. Amortization expense is recognized in selling, general and administrative expenses in the unaudited condensed consolidated statements of income. No impairments of finite-lived intangible asses were recorded for the three and six months ended June 30, 2024 and 2023.
Amortization expense for identifiable intangible assets as of June 30, 2024 is estimated to be as follows:

	Remainder of 2024	2025	2026	2027	2028	Thereafter
	(In thousands)
Amortization expense	$843	$117	$—	$—	$—	$—

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Note 6 – Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC 820 establishes a three-tier hierarchy for grouping assets and liabilities, based on the significance and availability of inputs in active markets. The estimated fair values of the Company's assets and liabilities measured on a recurring basis are determined using the market approach.
In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs use data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are “unobservable data points” for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.
The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in the unaudited condensed consolidated statements of income. The Company anticipates using these investments, which consist of insurance contracts, to satisfy its obligations as a participant in MDU's unfunded, nonqualified defined benefit plans for the Company's executive officers and certain key management employees, and invests in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $4.1 million and $5.0 million as of June 30, 2024 and December 31, 2023, respectively, are included in investments on the unaudited condensed consolidated balance sheets. The net unrealized gain on these investments was immaterial for the three and six months ended June 30, 2024 and the three and six months ended June 30, 2023. The change in fair value, which is considered part of the cost of the plan, is classified in other income on the unaudited condensed consolidated statements of income.
The Company’s Level 2 money market funds are included as a part of investments on the unaudited condensed consolidated balance sheets and are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets or using other known sources, including pricing from outside sources. The estimated fair value of the Company’s Level 2 insurance contracts is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.
Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.
The estimated fair values of the Company’s cash and cash equivalents, receivables, accounts payable and other accrued liabilities approximate their carrying value due to the short-term maturities of these instruments.
The carrying value of the Company’s long-term debt, classified as related-party notes payable, approximates fair value based on a comparison with current prevailing market rates for borrowings of similar risks and maturities.
The Company’s assets measured at fair value on a recurring basis were as follows:

	Fair Value Measurements as of June 30, 2024, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2024
	(In thousands)
Assets:
Insurance contracts	$—	$4,053	$—	$4,053
Total assets measured at fair value	$—	$4,053	$—	$4,053

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES

	Fair Value Measurements as of December 31, 2023, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
	(In thousands)
Assets:
Money market funds	$—	$1,725	$—	$1,725
Insurance contracts	—	5,005	—	5,005
Total assets measured at fair value	$—	$6,730	$—	$6,730
Note 7 – Leases
Most of the leases the Company enters into are for equipment, buildings and vehicles as part of its ongoing operations. The Company also leases certain equipment to third parties.
Lessee Accounting
The leases the Company has entered into as part of its ongoing operations are considered operating leases. The corresponding lease costs are included in cost of sales and selling, general and administrative expenses on the unaudited condensed consolidated statements of income.
Generally, the leases for vehicles and equipment have a term of five years or less and buildings have a longer term of up to 35 years or more. The Company also has guaranteed the residual value under certain of its equipment operating leases, agreeing to pay any difference between the residual value and the fair market value of the underlying asset at the date of lease termination. Historically, the fair value of the assets at the time of lease termination generally has approximated or exceeded the residual value guarantees. To date, the Company does not have any residual value guarantee amounts probable of being owed to a lessor, financing leases or material agreements with related parties.
In March 2024, in anticipation of its separation from MDU Resources described in Note 1, the Company entered into a 60 months lease for a new corporate headquarters beginning August 1, 2024 through July 31, 2029. The new corporate headquarters, which is located in Bismarck, North Dakota, is for 16,188 square feet with average annual rent payments and average annual common area maintenance (“CAM”) charges totaling approximately $303 thousand and $102 thousand, respectively, for the duration of the lease.
The Company has entered into operating leases for land, buildings, equipment and office space with certain members of management and officers of the Company in connection with acquisitions of subsidiaries that were previously owned and operated by such management. Refer to Note 14 for additional information.
The following table provides information on the Company's operating leases for the periods ended:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(In thousands)
Lease costs:
Operating lease cost	$7,484	$6,449	$14,613	$12,755
Variable lease cost	28,883	25,831	47,738	46,914
Short-term lease cost	291	298	598	596
Total lease costs	$36,658	$32,578	$62,949	$60,265

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
The following is a summary of the lease terms and discount rates as of:

	June 30, 2024	December 31, 2023
Weighted average remaining lease term	1.37 years	1.34 years
Weighted average discount rate	5.32%	4.94%
The following is a summary of other information and supplemental cash flow information related to operating leases for the six months ended June 30:

	2024	2023
	(In thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used for operating lease liabilities	$14,548	$12,889
Right-of-use assets obtained in exchange for new operating lease liabilities	$21,860	$13,825
The reconciliation of future undiscounted cash flows to operating lease liabilities presented on the unaudited condensed consolidated balance sheets was as follows:

As of June 30, 2024
(In thousands)
Remainder of 2024	$13,578
2025	21,311
2026	14,130
2027	8,113
2028	5,061
Thereafter	6,434
Total	68,627
Less discount	6,454
Total operating lease liabilities	$62,173
Lessor Accounting
The Company leases certain equipment to third parties. These leases are considered short-term operating leases with terms of less than 12 months. The Company recognizes revenue from operating leases in operating revenues in the unaudited condensed consolidated statements of income on a straight-line basis over the respective operating lease terms. As of June 30, 2024, the Company had $8.4 million of lease receivables with a majority due within 12 months or less.
The Company recognized revenue from operating leases of $10.4 million and $19.8 million for the three and six months ended June 30, 2024, respectively, and $11.0 million and $23.0 million for the three and six months ended June 30, 2023, respectively.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
The components of certain equipment leased to third parties under operating leases, which are included within the Company’s property, plant and equipment in the unaudited condensed consolidated balance sheets, were as follows:

	June 30, 2024	December 31, 2023
	(In thousands)
Machinery and equipment	$55,642	$56,186
Less accumulated depreciation	29,904	29,134
Property, plant and equipment, net	$25,738	$27,052
Note 8 – Accumulated Other Comprehensive Loss
Comprehensive income is the sum of net income as reported and other comprehensive income. The Company's accumulated other comprehensive loss is comprised of gains (losses) on derivative instruments qualifying as hedges.
There were no changes in the components of accumulated other comprehensive loss for the three and six months ended June 30, 2024. The after-tax changes in the components of accumulated other comprehensive loss for the three and six months ended June 30, 2023 were as follows:

	Net Unrealized Loss on Derivative Instruments Qualifying as Hedges	Total Accumulated Other Comprehensive Loss
	(In thousands)
As of December 31, 2022	$(35)	$(35)
Amounts reclassified from accumulated other comprehensive loss	(11)	(11)
Net current-period other comprehensive loss	(11)	(11)
As of March 31, 2023	$(46)	$(46)
Amounts reclassified from accumulated other comprehensive loss	46	46
Net current-period other comprehensive income	46	46
As of June 30, 2023	$—	$—
There were no amounts reclassified out of accumulated other comprehensive loss into net income for the three and six months ended June 30, 2024. The following amounts were reclassified out of accumulated other comprehensive loss into net income for the three and six months ended June 30, 2023. The amounts presented in parentheses indicate a decrease to net income on the unaudited condensed consolidated statements of income. The reclassifications were as follows:

	Three months ended June 30, 2023	Six months ended June 30, 2023	Location on Consolidated Statements of Income
	(In thousands)
Reclassification adjustment for loss on derivative instruments included in net income	$16	$36	Interest expense
	30	(1)	Income taxes
Total reclassifications	$46	$35
Note 9 – Income Taxes
The Company’s quarterly income tax provision is measured using an estimate of its consolidated annual effective tax rate, adjusted in the current period for discrete income tax items, within the periods presented.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
For the three and six months ended June 30, 2024, income tax expense was $13.6 million and $23.6 million, resulting in an effective tax rate of 25.9% and 26.0%, respectively. The effective tax rate for the current three and six month periods differed from the 2024 statutory tax rate of 21% primarily due to state income taxes, net of federal income tax, and certain unfavorable permanent book-tax differences due to market performance as well as meal and entertainment expenses.
For the three and six months ended June 30, 2023, income tax expense was $13.1 million and $21.4 million, resulting in an effective tax rate of 25.4% and 24.8%, respectively. The effective tax rate for the current three and six month periods differed from the 2023 statutory tax rate of 21% primarily due to state income taxes, net of federal income tax, and certain unfavorable permanent book-tax differences due to market performance as well as meal and entertainment expenses.
The effective tax rates for the three and six months ended June 30, 2024 differed from the effective tax rates for the three and six months ended June 30, 2023 due to changes in the Company’s permanent book-tax differences between those periods, specifically lower permanent deductions due to market performance as well as an increased permanent addback for meals and entertainment expenses.
Note 10 – Supplemental Cash Flow Information
Cash expenditures for interest and income taxes were as follows:

	Six months ended June 30,
	2024	2023
	(In thousands)
Interest	$5,717	$7,976
Income taxes paid	$25,618	$29,540
Non-cash investing transactions were as follows:

	June 30, 2024	December 31, 2023
	(In thousands)
Purchases of property, plant and equipment included in Accounts payable	$193	$258
Note 11 – Business Segment Data
The Company’s reportable segments are those that are based on the Company’s method of internal reporting and management of the business. The Company provides a full spectrum of construction services across the United States through two operating segments, which represent its two reportable segments:
Electrical & Mechanical: The E&M segment provides services for the construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services.
Transmission & Distribution: The T&D segment provides services for the construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and distribution of transmission line construction equipment and tools.
These segments are reflective of how the Company’s CEO, who is the Company’s Chief Operating Decision Maker (“CODM”), evaluates the performance and allocates resources based on segment operating income.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Information on the Company’s segments was as follows:

	Three months ended,
	June 30, 2024		June 30, 2023
	E&M	T&D	E&M	T&D
	(In thousands)
External operating revenues	$502,015	$201,358	$568,306	$178,627
Elimination operating revenues	1,878	5,411	1,910	1,529
Depreciation and amortization expense	1,605	4,634	1,567	4,320
Operating income	35,875	20,633	39,244	18,640
Interest expense	244	1,111	2,002	1,138
Income taxes expense	10,384	4,970	9,904	4,431
Capital expenditures*	1,421	5,361	1,249	8,126
__________________
*Capital expenditures for the three months ended June 30, 2024 and June 30, 2023 include noncash transactions for Capital expenditure-related Accounts payable.

	Six months ended,
	June 30, 2024		June 30, 2023
	E&M	T&D	E&M	T&D
	(In thousands)
External operating revenues	$941,410	$387,652	$1,158,570	$342,695
Elimination operating revenues	3,473	7,621	4,707	2,328
Depreciation and amortization expense	3,176	9,095	3,086	8,285
Operating income	65,828	34,824	69,192	28,299
Interest expense	171	2,048	3,254	1,872
Income taxes expense	18,672	8,347	17,705	6,409
Capital expenditures*	2,940	13,470	2,891	17,400
__________________
*Capital expenditures for six months ended June 30, 2024 and June 30, 2023 include noncash transactions for Capital expenditure-related Accounts payable.
All intercompany balances and transactions between the businesses comprising the Company have been eliminated in the unaudited condensed consolidated financial statements.
A reconciliation of reportable segment operating revenues to consolidated operating revenues is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(In thousands)
E&M operating revenue	$503,893	$570,216	$944,883	$1,163,277
T&D operating revenue	206,769	180,156	395,273	345,023
Total reportable segment operating revenues	710,662	750,372	1,340,156	1,508,300
Eliminations	(7,289)	(3,439)	(11,094)	(7,035)
Total consolidated operating revenues	$703,373	$746,933	$1,329,062	$1,501,265
No customer accounted for more than 10% of total operating revenues for the three and six months ended June 30, 2024. Revenue from a single customer accounted for 21.7% and 20.2% of total operating revenues for the three and six months ended June 30, 2023, respectively, which were included in the E&M segment.
No customer accounted for more than 10% of total receivables as of June 30, 2024. Trade receivables from a single customer accounted for 14.1% of total receivables as of December 31, 2023.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
A reconciliation of reportable segment assets to consolidated assets is as follows:

	June 30, 2024	December 31, 2023
	(In thousands)
E&M segment assets	$804,024	$712,691
T&D segment assets	397,289	376,780
Total reportable segment assets	1,201,313	1,089,471
Other assets	50,170	43,628
Elimination of receivables	(24,046)	(22,517)
Total consolidated assets	$1,227,437	$1,110,582
A reconciliation of reportable segment operating income to consolidated income before income taxes and income from equity method investments is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(In thousands)
E&M operating income	$35,875	$39,244	$65,828	$69,192
T&D operating income	20,633	18,640	34,824	28,299
Total operating income for reportable segments	56,508	57,884	100,652	97,491
Other operating loss	(5,199)	(3,574)	(10,459)	(7,964)
Interest expense	3,246	5,149	5,972	8,886
Other income	1,694	837	2,612	1,497
Total consolidated income before income taxes and income from equity method investments	$49,757	$49,998	$86,833	$82,138
Note 12 – Employee Benefit Plans
Nonqualified Deferred Compensation Plans
In 2012, MDU Resources established a nonqualified deferred compensation plan for certain key management employees, including certain employees of the Company. In 2020, the plan was frozen to new participants and no new Company contributions were made to the plan after December 31, 2020. Vesting for participants not fully vested was retained. To replace the plan originally established in 2012, a new nonqualified deferred compensation plan, with similar provisions, was adopted by MDU Resources in 2020 and became effective January 1, 2021. Expenses incurred by the Company under these plans were $0.1 million and $0.5 million for the three and six months ended June 30, 2024, respectively, and $0.1 million and $1.0 million for the three and six months ended June 30, 2023, respectively.
Note 13 – Commitments and Contingencies
The Company is party to claims and lawsuits arising out of its business and that of its consolidated subsidiaries, which may include, but are not limited to, matters involving property damage, personal injury, and environmental, contractual, statutory and regulatory obligations. The Company accrues a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Litigation
As of June 30, 2024 and December 31, 2023, the Company accrued for litigation-related contingent liabilities that have not been discounted of $0.9 million and $0.1 million, respectively, in other current liabilities on the unaudited condensed consolidated balance sheets. As of June 30, 2024 and December 31, 2023, the Company also recorded corresponding insurance claim receivables of $0.9 million and $0.1 million, respectively, related to the accrued liabilities in other current assets on the unaudited condensed consolidated balance sheets. The Company determined that the outcome of the outstanding litigation cases will be covered by the Company’s insurance carrier, and any amounts due related to the litigation will be paid directly by the Company’s insurance carrier. As such, the contingency liability and corresponding insurance claim receivable as of as of June 30, 2024 and December 31, 2023 reflect the fact that the Company would not be responsible for amounts resulting from the litigation. The Company will continue to monitor each matter and adjust accruals as necessary based on new information and further developments. Management believes that the outcomes with respect to probable and reasonably possible losses in excess of the amounts accrued, net of insurance recoveries, while uncertain, either cannot be estimated or will not have a material effect upon the Company’s financial position, results of operations or cash flows. Unless otherwise required by GAAP, legal costs are expensed as they are incurred and are included in selling, general and administrative expenses on the unaudited condensed consolidated statements of income.
Guarantees
In the normal course of business, the Company has surety bonds related to construction contracts of its subsidiaries. These bonds relate to certain public and private sector contracts to secure contractual performance, including completion of agreed upon contract terms, timing and price, payments to subcontractors and suppliers, and protection for customers from fraudulent practices. In the event a subsidiary of the Company does not fulfill a bonded obligation, the Company would be responsible to the surety bond company for completion of the bonded contract or obligation. A large portion of the surety bonds are expected to expire within the next 12 months; however, the Company likely will continue to enter into surety bonds for its subsidiaries in the future. As of June 30, 2024 and December 31, 2023, the maximum potential amount of payments the Company would be required to make under the outstanding surety bonds was approximately $501.2 million and $299.9 million, respectively, which were not reflected on the unaudited condensed consolidated balance sheets.
The Company has outstanding guarantees to third parties that guarantee the performance of certain subsidiaries of the Company. These guarantees are related to contracts for contracting services. As of June 30, 2024 and December 31, 2023, the fixed maximum amounts guaranteed under these agreements aggregated to $320.0 million and $341.4 million, respectively. The scheduled expiration of the maximum amounts guaranteed aggregate to $28.7 million in 2024, $187.4 million in 2025, $82.8 million in 2026, $19.7 million in 2027, $1.0 million in 2028 and $0.4 million thereafter. There were no amounts outstanding under the previously mentioned guarantees as of June 30, 2024 and December 31, 2023. In the event of default under these guarantee obligations, the Company would be required to make payments under its guarantee.
The Company has outstanding letters of credit to third parties. As of both June 30, 2024 and December 31, 2023, the fixed maximum amounts guaranteed under these letters of credit aggregated to $0.2 million, all of which expire within the next 12 months. There were no amounts outstanding under the previously mentioned letters of credit as of June 30, 2024 or December 31, 2023. In the event of default under these letter-of-credit obligations, the Company would be obligated for reimbursement of payments made under the letters of credit.
In addition, the Company has issued guarantees to third parties related to the routine purchase of maintenance items, materials and lease obligations for which no fixed maximum amounts have been specified. These guarantees have no scheduled maturity date. In the event a subsidiary of the Company defaults under these obligations, the Company would be required to make payments under these guarantees. Any amounts outstanding under the guarantees by the Company were reflected on the unaudited condensed consolidated balance sheets in the right-of-use assets and liabilities and were immaterial as of June 30, 2024 and December 31, 2023.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Note 14 – Related-Party Transactions
Allocation of Corporate Expenses
Centennial and MDU Resources provide expense allocations for corporate services provided to the Company, including costs related to senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit, risk management and other shared services. The Company was allocated $7.9 million and $22.7 million for the three and six months ended June 30, 2024, respectively, and $5.3 million and $17.0 million for the three and six months ended June 30, 2023, respectively, for these corporate services. These expenses have been allocated to the Company on the basis of direct usage where identifiable, with the remainder allocated on the basis of percent of total capital invested, the percent of total average cash management program borrowings at MDU Resources for the three and six months ended June 30, 2024, the percent of total average commercial paper borrowings at Centennial for the three and six months ended June 30, 2023 or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. Some of the utilization factors considered include the following: number of employees paid and stated as cost per check; number of employees served; weighted factor of travel, managed units, national account spending, equipment and fleet acquisitions; purchase order dollars spent and purchase order line count; number of payments, vouchers or unclaimed property reports; labor hours; time tracked; and projected workload.
Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone company. Actual costs as a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company employees, and strategic decisions made in areas such as selling and marketing, information technology and infrastructure. Refer to Note 2 for additional information.
Cash Management and Financing
Prior to the second quarter of 2023, Centennial had a commercial paper program and long-term borrowing arrangements in which the Company and certain of its subsidiaries participated. Centennial repaid all of its outstanding debt in the second quarter of 2023, which was funded by repayments of intercompany debt by Knife River and MDU Resources’ cash and entering into various new debt agreements. MDU Resources now supports Centennial’s and its subsidiaries’ borrowing needs. Through the use of these facilities, MDU Resources is able to more effectively direct and manage the daily cash requirements and financing needs for each wholly owned subsidiary of Centennial through the consolidation of all cash activity at the MDU Resources level. As cash is received and disbursed by MDU Resources and historically, Centennial, it is accounted for by the Company through related-party receivables and payables. The Company has related-party agreements in place with Centennial for the financing of its capital needs and Centennial has a related-party agreement in place with MDU Resources. The Company’s cash that it legally owns and was not included in the commercial paper program is classified as cash and cash equivalents on the unaudited condensed consolidated balance sheets.
MDU Resources’ debt instruments contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt instruments, MDU Resources must be in compliance with the applicable covenants and certain other conditions, all of which MDU Resources, as applicable, was in compliance with as of June 30, 2024. In the event MDU Resources does not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued. The borrowings under the commercial paper program with the Parent did not have stated maturities. MDU Resources has committed to continue funding the Company through Centennial using its cash management program and revolving credit facility to allow the Company to meet its obligations as they become due for at least one year and a day following the date that the unaudited condensed consolidated financial statements are issued, thus the entire amount of related-party notes payable has been classified as noncurrent liabilities in the balance sheet.

EVERUS CONSTRUCTION, INC. AND SUBSIDIARIES
Intercompany long-term borrowing arrangements were as follows:

	Weighted Average Interest Rate as of June 30, 2024	June 30, 2024	December 31, 2023
		(In thousands)
Borrowing arrangements with MDU Resources	6.59%	$200,456	$168,531
Total related-party notes payable		$200,456	$168,531
The Company is allocated interest based on borrowings from or lending to the cash management and financing program as well as the funding related to these agreements as described above. The related-party interest expense associated with the Company’s participation in the cash management and financing program was $3.3 million and $6.1 million for the three and six months ended June 30, 2024, respectively, and $5.1 million and $8.8 million for the three and six months ended June 30, 2023, respectively. Refer to Note 10 for additional information.
Other Related-Party Transactions
The Company provides contracting services and equipment sales and short-term rentals to MDU Resources and affiliated companies. The amount charged for these services was $0.2 million and $0.3 million for the three and six months ended June 30, 2024, respectively, and $0.1 million and $0.3 million for the three and six months ended June 30, 2023, respectively. Related-party transactions that are expected to be settled in cash have been included as related-party receivables or payables in the consolidated balance sheets as due from related-party or due to related-party, respectively. Related-party transactions that are not expected to be settled in cash have been included within other paid-in capital in the consolidated balance sheets. Refer to Note 1 for additional information on the Company’s service operations.
The Company has entered into operating leases for land, buildings, equipment and office space with certain members of management and officers of the Company. Operating lease information for related-party leases was as follows as of:

	June 30, 2024	December 31, 2023
	(In thousands)
Operating lease right-of-use assets	$91	$136
Operating lease right-of-use liabilities due within one year	91	90
Operating lease liabilities	$—	$46
Total rent expense related to related-party leases is included in selling, general and administrative expenses on the unaudited consolidated statements of income. Rent expense was $0.2 million and $0.4 million for the three and six months ended June 30, 2024, respectively, and $0.1 million and $0.3 million for the three and six months ended June 30, 2023, respectively. Refer to Note 7 for additional information.